Form 10-K, Exhibit 13
period 1993-12-31
HUFFY CORP
filed 1994-03-24
CIK 225463

                                 EXHIBIT NO. 13











              CERTAIN SECTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

TEN-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)
(Dollar amounts in thousands, except per share data)
                                                                  1993             1992             1991
- ----------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                       $757,863         $703,345        $678,936
Gross profit                                                     138,288          122,608         132,485
  Selling, general and administrative expenses                   102,493           95,163          92,499
Operating income [1]                                               7,040           27,445          39,986
  Other income (expense), net [2]                                 (1,379)             497            (482)
Earnings before interest, taxes and
 cumulative effect of accounting changes                           5,661           27,942          39,504
  Interest expense, net                                           (8,739)          (9,321)         (8,047)
Earnings (loss) before income taxes and
 cumulative effect of accounting changes                          (3,078)          18,621          31,457
  Income taxes (benefit)                                             755            6,778          11,630
Earnings (loss) before cumulative effect of accounting changes    (3,833)          11,843          19,827
Cumulative effect of accounting changes, net of income taxes      (1,084)          (7,628)             --
Net earnings (loss)                                               (4,917)           4,215          19,827
- ---------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
  Primary                                                           (.38)             .33            1.52
  Fully diluted [4]                                                 (.38)             .33            1.41
- ---------------------------------------------------------------------------------------------------------
Common dividends declared                                          4,175            3,809           3,740
Common dividends per share                                           .31              .30             .29
Capital expenditures for plant and equipment                      21,322           23,914          24,509
Average common and common equivalent shares outstanding:
 Primary                                                          13,240           12,903          13,056
 Fully diluted                                                    14,818           14,940          15,114
- ---------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                                     319,337          335,328         316,577
Working capital                                                   93,595           91,308          99,110
Net investment in plant and equipment                             73,647           80,020          72,226
Notes payable                                                      3,500           18,975              --
Long-term obligations                                             43,211           74,918          80,208
Redeemable preferred stock                                            --               --              --
Shareholders' equity                                             136,029          117,687         124,997
Equity per share                                                    9.27             9.35            9.68
- ---------------------------------------------------------------------------------------------------------
CASH FLOWS
Net earnings (loss)                                               (4,917)           4,215          19,827
Depreciation and amortization                                     20,260           17,965          16,181
Changes in working capital                                        (2,287)           7,802         (11,552)
(Acquisitions) divestitures                                           --               --              --
Capital additions, net                                           (20,437)         (23,523)        (21,074)
Net issuance (reduction) of debt                                 (16,465)          (4,280)         (5,267)
Dividends paid                                                    (3,872)          (3,834)         (3,617)
Other                                                             28,369           (3,318)         (7,887)
Net change in cash and cash equivalents                              651           (4,973)        (13,389)
- ---------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS
Net profit margin (before cumulative effect of accounting changes)   N/A              1.7%            2.9%
Average working capital turnover                                     8.2              7.4             7.3
Return on net assets                                                 N/A              4.1%           11.5%
Return on beginning shareholders' equity                             N/A              3.4%           18.6%
Current ratio                                                        1.9              1.8             2.0
Debt/total capital                                                  26.6%            40.5%           40.3%
- ---------------------------------------------------------------------------------------------------------
Number of common shareholders                                      3,760            3,883           3,016
Number of employees                                                5,854            6,339           6,330

                                                       H U F F Y  2
                                                                  6

(1) Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tool business.
(2) Other income (expense), net includes the following: August 1985-($4,288) cost for discontinuance of product line; October 1988-($5,584) loss on sale of capital stock of Raleigh Cycle Company of America.
(3) The 1993 net loss per share is computed using actual average outstanding shares. In 1992 the assumed conversion of the 7.25% Convertible Subordinated Debentures was antidilutive, and therefore, the per share amounts reported for primary and fully diluted are the same.
(4) The 1993 loss per share before cumulative effect of accounting changes is $(.30). The 1992 fully diluted earnings per share before the cumulative effect of accounting changes is $.89.
N/A = Not Applicable

TEN-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)
(Dollar amounts in thousands, except per share data)
                                                     1990        1989        1988        1987        1986        1985        1984
- ------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                           $516,744    $449,389    $335,713    $340,551    $294,698    $263,935   $269,482
Gross profit                                         102,545      84,638      62,847      67,328      54,145      45,393     52,707
Selling, general and administrative expenses          69,957      57,972      45,511      46,726      40,280      38,671     36,467
Operating income [1]                                  32,588      26,666      17,336      20,602      13,865       6,722     16,240
Other income (expense), net [2]                          370         605      (5,704)       (352)        (82)     (4,830)     1,465
Earnings before interest, taxes and
 cumulative effect of accounting changes              32,958      27,271      11,632      20,250      13,783       1,892     17,705
  Interest expense, net                               (4,390)     (3,467)     (3,856)     (3,048)     (2,873)     (2,293)    (3,016)
Earnings (loss) before income taxes and
 cumulative effect of accounting changes              28,568      23,804       7,776      17,202      10,910        (401)    14,689
  Income taxes (benefit)                              10,561       8,811       3,240       7,111       5,003        (646)     6,433
Earnings (loss) before cumulative effect of
 accounting changes                                   18,007      14,993       4,536      10,091       5,907         245      8,256
Cumulative effect of accounting changes,
 net of income taxes                                      --          --          --          --          --          --         --
Net earnings (loss)                                   18,007      14,993       4,536      10,091       5,907         245      8,256
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
  Primary                                               1.37        1.17         .36         .81         .49         .02        .66
  Fully diluted [4]                                     1.28        1.11         .36         .78         .48         .02        .63
- ------------------------------------------------------------------------------------------------------------------------------------
Common dividends declared                              3,461       3,071       2,613       2,333       2,148       2,137      2,140
Common dividends per share                               .27         .24         .20         .19         .18         .18        .18
Capital expenditures for plant and equipment           9,832      14,143      14,786       6,806       7,638       5,356      5,605
Average common and common equivalent
shares outstanding:
 Primary                                              13,157      12,882      12,641      12,441      12,074      12,095     12,092
 Fully diluted                                        15,179      14,271      13,376      13,415      13,112      12,095     13,134
- ------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                         297,310     234,532     183,255     149,259     141,267     129,264    136,603
Working capital                                       87,558      80,189      45,884      61,649      54,161      50,034     58,110
Net investment in plant and equipment                 65,423      45,659      41,360      27,895      27,495      26,679     26,869
Notes payable                                             --          --          --          --          --          --         --
Long-term obligations                                 84,348      57,525      37,196      15,181      18,427      19,529     28,253
Redeemable preferred stock                                --          --          --          --          --          --         --
Shareholders' equity                                 106,747      95,645      80,776      78,914      68,848      64,678     66,573
Equity per share                                        8.39        7.43        6.50        6.35        5.68        5.38       5.54
- ------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS
Net earnings (loss)                                   18,007      14,993       4,536      10,091       5,907         245
Depreciation and amortization                         11,757      10,252       7,211       6,320       5,565       5,796
Changes in working capital                           (10,445)     (2,195)      7,561      (6,493)     (5,239)      4,748
(Acquisitions) divestitures                          (53,639)         --     (20,368)       (55)         --        3,779
Capital additions, net                                (9,473)    (13,842)    (14,176)     (6,480)     (6,018)     (5,101)
Net issuance (reduction) of debt                      27,192      26,275      19,487        (814)     (1,128)     (8,724)
Dividends paid                                        (3,481)     (2,868)     (2,391)     (2,402)     (2,144)     (2,137)
Other                                                 (9,940)      3,906         656         943       1,919      (1,933)
Net change in cash and cash equivalents              (30,022)     36,521       2,516       1,110      (1,138)     (3,327)
- ------------------------------------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS
Net profit margin (before cumulative effect
 of accounting changes)                                  3.5%        3.3%        1.4%        3.0%        2.0%         .1%       3.1%
Average working capital turnover                         6.2         6.9         6.2         5.9         5.7         4.9        4.7
Return on net assets                                    13.8%       13.7%        6.7%       12.5%        8.8%        1.8%        --
Return on beginning shareholders' equity                18.8%       18.6%        5.7%       14.7%        9.1%         .4%      13.6%
Current ratio                                            2.0         2.1         1.8         2.2         2.1         2.2        2.6
Debt/total capital                                      45.7%       40.5%       33.3%       17.3%       22.2%       24.3%        --
- ------------------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                          2,410       2,473       2,180       2,173       2,615       3,019      3,467
Number of employees                                    5,736       4,650       3,571       3,330       2,943       3,073      2,749


                                                        2  H U F F Y
                                                        7

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except per share data)

                                                            DECEMBER 31, 1993                DECEMBER 31, 1992
- ---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                      $  4,140                         $  3,489
  Receivables:
    Trade                                                          93,233                          115,343
    Other                                                           2,417                            7,043
                                                                 --------                         --------

                                                                   95,650                          122,386
    Less allowance for doubtful accounts                            2,382                            2,208
                                                                 --------                         --------

         Net receivables                                           93,268                          120,178

  Inventories                                                      82,144                           71,298
  Deferred federal income taxes                                    12,444                            6,325
  Prepaid expenses                                                  5,369                            5,539
                                                                 --------                         --------
         Total current assets                                     197,365                          206,829
                                                                 --------                         --------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land and land improvements                                        1,657                            2,805
  Buildings                                                        14,607                           18,910
  Machinery and equipment                                         109,581                          100,488
  Office furniture, fixtures and equipment                         23,456                           21,659
  Leasehold improvements                                           13,412                           12,411
  Construction in progress                                          8,006                            8,522
                                                                 --------                         --------

                                                                  170,719                          164,795
  Less accumulated depreciation and amortization                   97,072                           84,775
                                                                 --------                         --------

         Net property, plant and equipment                         73,647                           80,020

OTHER ASSETS:
  Excess of cost over net assets acquired, net of
    accumulated amortization of $4,763 in 1993
    and $4,245 in 1992                                             26,555                           32,352
  Deferred federal income taxes                                    11,853                            4,378
  Other                                                             9,917                           11,749

                                                                 --------                         --------
                                                                 $319,337                         $335,328
                                                                 ========                         ========

See accompanying notes to consolidated financial statements.



                                            H U F F Y  3
                                                       4

                                                           December 31, 1993                December 31, 1992
- -------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable to bank                                         $  3,500                         $ 18,975
  Current installments of long-term obligations                    5,968                            5,246
  Accounts payable                                                43,713                           55,363
  Accrued expenses:
    Salaries, wages and other compensation                        14,910                           12,347
    Insurance                                                     10,581                            7,568
    Other                                                         11,975                           11,257
                                                                --------                         --------

         Total accrued expenses                                   37,466                           31,172
  Restructuring reserve                                            9,296                               --
  Other current liabilities                                        3,827                            4,765
                                                                --------                         --------

         Total current liabilities                               103,770                          115,521
                                                                --------                         --------

Long-term obligations, less current installments                  43,211                           74,918
Pension liability                                                 12,688                            5,767
Postretirement benefits other than pensions                       15,010                           14,190
Other liabilities                                                  8,629                            7,245
                                                                --------                         --------

         Total liabilities                                       183,308                          217,641
                                                                --------                         --------


SHAREHOLDERS' EQUITY:
  Preferred stock, par value $1 per share
    Authorized 1,000,000 shares                                       --                               --
  Common stock, par value $1 per share
    Authorized 60,000,000 shares; issued 15,963,246
      shares in 1993 and 13,860,290 in 1992                       15,963                           13,860
  Additional paid-in capital                                      58,059                           29,553
  Retained earnings                                               82,029                           91,121
  Minimum pension liability adjustment                            (4,839)                          (2,415)
  Cumulative translation adjustment                               (1,270)                            (723)
                                                                --------                         --------

                                                                 149,942                          131,396
  Less cost of 1,289,647 treasury shares
    in 1993 and 1,277,866 in 1992                                 13,913                           13,709
                                                                --------                         --------

         Total shareholders' equity                              136,029                          117,687

                                                                --------                         --------
                                                                $319,337                         $335,328
                                                                ========                         ========




                                                  3  H U F F Y
                                                  5


CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except per share data)

Years Ended December 31,                                           1993             1992              1991
- -----------------------------------------------------------------------------------------------------------
Net Sales                                                      $757,863         $703,345          $678,936
Cost of sales                                                   619,575          580,737           546,451
                                                               --------         --------          --------

     Gross profit                                               138,288          122,608           132,485

Selling, general and administrative expenses                    102,493           95,163            92,499
Provision for restructuring                                      28,755               --                --
                                                               --------         --------          --------

     Operating income                                             7,040           27,445            39,986

Other expense (income)
     Interest expense, net                                        8,739            9,321             8,047
     Other                                                        1,379             (497)              482
                                                               --------         --------          --------
                                                                 10,118            8,824             8,529
                                                               --------         --------          --------


Earnings (loss) before income taxes and cumulative
     effect of accounting changes                                (3,078)          18,621            31,457
Income taxes                                                        755            6,778            11,630
                                                               --------         --------          --------

Earnings (loss) before cumulative effect
     of accounting changes                                       (3,833)          11,843            19,827
Cumulative effect of accounting
     changes, net of income taxes                                (1,084)          (7,628)               --
                                                               --------         --------          --------

     Net earnings (loss)                                       $ (4,917)        $  4,215          $ 19,827
                                                               ========         ========          ========

EARNINGS (LOSS) PER COMMON SHARE:[1]

PRIMARY
     Weighted average number of common shares                13,023,211       12,903,209        13,055,608
     Earnings (loss) per common share before
         cumulative effect of accounting changes               $   (.30)        $    .92          $   1.52
     Cumulative effect of accounting changes,
         net of income taxes                                       (.08)            (.59)               --
                                                               --------         --------          --------

     Net earnings (loss) per common share                      $   (.38)        $    .33          $   1.52
                                                               ========         ========          ========

FULLY DILUTED
     Weighted average number of common shares                13,023,211       14,940,493        15,113,734
     Earnings (loss) per common share before
         cumulative effect of accounting changes               $   (.30)        $    .89          $   1.41
     Cumulative effect of accounting changes,
         net of income taxes                                       (.08)            (.59)[2]            --
                                                               --------         --------          --------

     Net earnings (loss) per common share                      $   (.38)        $    .33[2]       $   1.41
                                                               ========         ========          ========

See accompanying notes to consolidated financial statements.


(1) Net loss per common share in 1993 is based on actual weighted average shares of common stock outstanding, as addition of common stock equivalents and assumed conversion of the 7.25% Convertible Subordinated Debentures were antidilutive.

(2) The assumed conversion of the 7.25% Convertible Subordinated Debentures was antidilutive, and therefore, the per share amounts reported for primary and fully diluted are the same.



                                               H U F F Y  3
                                                          6

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

Years Ended December 31,                                           1993            1992             1991
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                              $ (4,917)      $   4,215         $ 19,827
Adjustments to reconcile net earnings (loss) to net cash
 provided by operating activities:
  Provision for restructuring                                      28,755              --               --
  Depreciation and amortization                                    20,260          17,965           16,181
  Loss on sale of property, plant and equipment                       744              56              228
  Increase (decrease)  in cash resulting from changes in:
    Receivables, net                                               26,928         (24,040)         (14,445)
    Inventories                                                   (14,926)          6,110          (11,121)
    Prepaid expenses                                                  170            (190)          (1,151)
    Other assets                                                     (401)         (1,165)            (178)
    Accounts payable                                              (11,650)          4,697           15,067
    Accrued expenses                                                6,729          (1,982)            (883)
    Other current liabilities                                        (938)         (5,200)         (10,297)
    Postretirement benefits other than pensions                       820          14,190               --
    Other long-term liabilities                                     1,384          (2,202)           2,641
    Deferred federal income taxes                                 (10,989)           (387)            (758)
    Other                                                            (547)           (650)              58
                                                                 --------       ---------        ---------
    Net cash provided  by operating activities                     41,422          11,417           15,169
                                                                 --------       ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                            (21,322)        (23,914)         (21,414)
  Proceeds from sale of property, plant and equipment                 140             335              112
  Reduction of notes receivable                                        --           1,205            1,271
  Acquisition purchase price contractual adjustments                   --              --           (1,753)
                                                                 --------       ---------        ---------
    Net cash used in investing activities                         (21,182)        (22,374)         (21,784)
                                                                 --------       ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in notes payable to bank                    (15,475)         18,975               --
  Issuance of long-term obligations                                 3,967              76               --
  Reduction of long-term obligations                               (4,957)         (4,356)          (5,267)
  Issuance of common shares                                           952             568            2,116
  Purchase of treasury shares                                        (204)         (5,445)              (6)
  Dividends paid                                                   (3,872)         (3,834)          (3,617)
                                                                 --------       ---------        ---------
    Net cash provided by (used in) financing activities           (19,589)          5,984           (6,774)
                                                                 --------       ---------        ---------

Net change in cash and cash equivalents                               651          (4,973)         (13,389)
Cash and cash equivalents:
    Beginning of year                                               3,489           8,462           21,851
                                                                 --------       ---------        ---------
    End of year                                                  $  4,140       $   3,489        $   8,462
                                                                 ========       =========        =========
Cash paid during the year for:
    Interest                                                     $  9,188       $   8,734        $   9,433
    Income taxes                                                    5,612           8,003           13,807

Supplemental disclosure of non-cash financing activities:
  During 1993, the Company issued 1,973,305 shares of common stock upon the conversion of $29,995 principal amount of debentures.


See accompanying notes to consolidated financial statements.


                                                    3  H U F F Y
                                                    7

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollar amounts in thousands, except per share data)

                                                                                    MINIMUM
                                                     ADDITIONAL                     PENSION     CUMULATIVE
                                         COMMON         PAID-IN      RETAINED     LIABILITY    TRANSLATION        TREASURY
                                          STOCK         CAPITAL      EARNINGS    ADJUSTMENT     ADJUSTMENT           STOCK
BALANCE AT DECEMBER 31, 1990         $    9,066       $  31,663     $  74,628       $  (404)      $     52        $ (8,258)
Net earnings                                                           19,827
Issuance of 199,957 shares in
 connection with common stock
 plans and convertible debentures           200           1,916
Issuance of 4,538,161 shares of
 common stock (including 295,142
 of treasury shares) to effect a
 three-for-two common stock split         4,538          (4,538)
Common dividends $.29 per share                                        (3,740)
Purchase of 267 treasury shares                                                                                         (6)
Minimum pension liability adjustment                                                    178
Foreign currency
 translation adjustment                                                                               (125)
                                        -------         -------       -------      --------       --------        --------



BALANCE AT DECEMBER 31, 1991             13,804          29,041        90,715          (226)           (73)         (8,264)

Net earnings                                                            4,215
Issuance of 56,521 shares in
 connection with common stock
 plans and convertible debentures            56             512
Common dividends $.30 per share                                        (3,809)
Purchase of 392,439 treasury shares                                                                                 (5,445)
Minimum pension liability adjustment                                                 (2,189)
Foreign currency
 translation adjustment                                                                               (650)
                                        -------         -------       -------      --------       --------        --------



BALANCE AT DECEMBER 31, 1992             13,860          29,553        91,121        (2,415)          (723)        (13,709)

Net (loss)                                                             (4,917)
Issuance of 2,102,956 shares in
 connection with common stock
 plans and convertible debentures         2,103          28,506
Common dividends $.31 per share                                        (4,175)
Purchase of 11,781 treasury shares                                                                                    (204)
Minimum pension liability  adjustment                                                (2,424)
Foreign currency
 translation adjustment                                                                               (547)
                                        -------         -------       -------      --------       --------        --------


BALANCE AT DECEMBER 31, 1993            $15,963         $58,059       $82,029      $ (4,839)      $ (1,270)       $(13,913)
                                        =======         =======       =======      ========       ========        ========


See accompanying notes to consolidated financial statements.



                                            H U F F Y  3
                                                       8

Huffy Corporation, Fiscal Year 1993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

(1) SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

    (a) Consolidation -- The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated.

    (b) Cash and Cash Equivalents -- Cash equivalents consist principally of short-term money market instruments, with original maturities of three months or less, of approximately $4,065 at December 31, 1993 and $3,400 at December 31, 1992.

    (c) Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1993.

    (d) Inventories -- Inventories are valued at cost (not in excess of market) determined by the last-in, first-out (LIFO) method for all Huffy bicycle and basketball inventories. Baby product and lawn and garden tool inventories are valued on the first-in, first-out (FIFO) method. At December 31, 1993 and 1992, 53% and 46%, respectively, of the Company's inventories were valued using the LIFO method.

                                 3  H U F F Y
                                 9

    (e) Property, Plant and Equipment -- Depreciation and amortization of plant and equipment is provided generally on the straight-line method, except for minor land improvements and certain buildings for which the sum-of-the-years-digits method is used. Annual depreciation and amortization rates are as follows:

Land improvements                                  5 -- 10%
Buildings                                      2-1/2 -- 10%
Machinery and equipment                        5 -- 33-1/3%
Office furniture, fixtures and equipment      10 -- 33-1/3%
Leasehold improvements                     4-1/2 -- 33-1/3%

    (f) Amortization of Intangibles and Other Assets -- The excess of cost over net assets acquired is amortized on a straight-line basis over forty years. Other assets are amortized on a straight-line basis over periods ranging from five to fifteen years.

    (g) Income Taxes -- Effective January 1, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    Pursuant to the deferred method under Accounting Principles Board Opinion 11, which was applied in 1991 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable in the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

    (h) Postretirement Benefits Other Than Pensions -- Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to accrue the cost of such retirement benefits during the employees' service with the company. Prior to 1992, the cost of providing these benefits was charged against income as incurred.

    (i) Postemployment Benefits -- Effective January 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires companies to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," or SFAS No. 5, "Accounting for Contingencies." Prior to 1993, the cost of providing these benefits was charged against income as incurred.

    (j) Disclosures About the Fair Value of Financial Instruments -- The carrying amount of cash and cash equivalents, trade receivables, trade accounts payable, notes payable to bank,

                                 H U F F Y  4
                                            0
and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of each of the Company's long-term debt instruments is disclosed in Note (4).

    (k) Earnings (Loss) Per Common Share -- Primary earnings (loss) per common share is based on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the year. Fully diluted earnings
(loss) per common share is computed based on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding and, when not antidilutive, assuming the full conversion of the 7.25% Convertible Subordinated Debentures, and the elimination of the interest requirements thereon. The 1993 loss per common share was based on average shares outstanding. The 1992 fully diluted per share computations of the cumulative effect of accounting changes, net of income taxes and fully diluted net earnings were antidilutive, and therefore, the amounts reported for primary and fully diluted are the same.

    (l) Foreign Currency Translation -- The functional currency of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity.

    (m) Reclassifications -- Certain reclassifications have been made to prior year amounts to conform with the current year presentation.


(2) RESTRUCTURING PROVISION

    In the fourth quarter of 1993, the Company recorded a $28,755 ($20,329 after-tax) charge to restructure operations of its lawn and garden tools business. The restructuring plan entails consolidation of certain manufacturing facilities and the discontinuation of certain unprofitable product lines as well as a reduction in personnel. The restructuring charge is comprised of the following components:


Write-down to net realizable value:
Goodwill and intangible assets                                 $ 6,670
Fixed assets                                                     8,709
Inventories                                                      4,080
Severance and related costs                                      4,363
Facilities consolidation costs                                   2,792
Estimated operating losses of discontinued product lines         2,141
                                                               -------
  Total restructuring provision                                $28,755
                                                               =======


(3) INVENTORIES

    The components of inventories are as follows:

                                                       1993                  1992
                                                    --------              --------
Finished goods                                      $45,219                $29,375
Work-in-process                                      12,817                 11,745
Raw materials and supplies                           32,904                 38,860
                                                    -------                -------
                                                     90,940                 79,980
Excess of FIFO cost over LIFO inventory value        (8,796)                (8,682)
                                                    -------                -------
                                                    $82,144                $71,298
                                                    =======                =======

                                 4  H U F F Y
                                 1

(4) LINES OF CREDIT AND LONG-TERM OBLIGATIONS

     During 1993, the Company had a short-term committed line of credit with various banks in the form of a $50,000 revolving credit agreement, which had no outstanding balance at December 31, 1993. The line of credit expires December 31, 1995. The Company also has $75,000 in uncommitted lines of credit that exist on a no fee basis, of which $3,500 was outstanding at December 31, 1993.

    Short-term borrowings are summarized as follows:

                                                           1993                   1992
                                                         -------                -------
Average borrowings                                       $12,742                $27,590
Maximum at any month end                                  31,200                 53,350
Weighted average rate                                       3.46%                  4.17%

    Long-term obligations are summarized as follows:

                                                           1993                   1992
                                                         -------                -------
Unsecured notes payable:
  9.62% due serially through 2000                        $27,000                $30,000
  9.81% due serially through 1998                         16,000                 17,800
7.25% Convertible Subordinated Debentures                     --                 29,995
Obligations under capital leases                             159                    194
Other                                                      6,020                  2,175
                                                         -------                -------
                                                          49,179                 80,164
Less current installments                                  5,968                  5,246
                                                         -------                -------
                                                         $43,211                $74,918
                                                         =======                =======

    During 1993, the Company called for the redemption of all its outstanding 7.25% Convertible Subordinated Debentures due 2014. All of the debentures were converted into 1,973,305 shares of Huffy Corporation Common Stock at a conversion price of $15.20 per share.

    Principal payments required on long-term obligations during each of the years 1995 through 1998 are approximately $5,300, $7,500, $7,300, and $7,700, respectively.

    Certain of the loan agreements contain covenants which, among other things, require the Company to maintain current assets equal to 150% of current liabilities, limit the percentage of capitalization from funded debt, and require that certain levels of net worth be maintained.

    SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires entities to disclose the fair value of certain on- and off-balance sheet financial instruments. The estimated fair value of the Company's long-term obligations at December 31, 1993 is as follows: 9.62% unsecured note payable - $31,950; 9.81% unsecured note payable - $18,500; other - $5,900. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were

                                 H U F F Y  4
                                            2
based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


(5) PREFERRED STOCK

    Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.

    In 1988, the Company's Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, the new Preferred Share Purchase Rights entitle the holder to purchase two three-hundredths of a share of Series C Cumulative Preferred Stock at a price of $45.00 per one-hundredth of a share, subject to adjustment. During 1991, the Board of Directors approved certain changes to the existing Shareholder Rights Plan. The Rights become exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances, all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable the Rights will entitle the holder to buy a number of the acquiring company's common shares having a market value at that time of twice each Right's current exercise price.

    Further, after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding Common Stock, the Company's Board of Directors may exchange part or all of the Rights (other than the Rights held by the acquiring person or group) for shares of Common Stock. The Rights expire January 13, 1999 and may be redeemed by the Company for $.02 per Right at any time prior to the acquisition by a person or group of 15% or more of the Company's Common Stock.

                                 4  H U F F Y
                                 3

(6) COMMON STOCK AND COMMON
STOCK PLANS

    The 1988 Stock Option Plan and Restricted Share Plan authorizes the issuance of both incentive stock options and non-qualified stock options, and allows for the subscription of restricted shares of Common Stock. The total number of shares which may be issued under this Plan shall not exceed 1,125,000 shares. These options may also include stock appreciation rights. Under the 1974 and 1984 Stock Option Plans, both incentive stock options and non-qualified stock options were granted. Under the 1974 and 1984 Plans, no additional options can be granted; however, options remain outstanding and exercisable.

    The 1987 Director Stock Option Plan authorizes the automatic issuance of non-qualified stock options to members of the Board of Directors who are not employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fees. The total number of shares issued under the Plan shall not exceed 337,500 shares, and such shares cannot include stock appreciation rights.

    Activity in 1993 and 1992 for the Common Stock Option Plans was as follows:

                                           1993              1993             1992              1992
                                         Number      Option Price           Number      Option Price
                                      of Shares         Per Share        of Shares         Per Share
                                      ---------      ------------        ---------      ------------
1988, 1984, AND 1974 PLANS

  Outstanding at January 1              829,088       $4.83-20.00          802,955       $4.83-20.00
    Granted                             141,993             19.00          124,892             20.00
    Cancelled                           (24,391)       4.83-20.00          (48,640)       4.83-20.00
    Exercised                          (120,465)       4.83-11.33          (50,119)       4.83-11.33
                                      ---------       -----------          -------       -----------
  Outstanding at December 31            826,225       $4.83-20.00          829,088       $4.83-20.00
                                      =========       ===========          =======       ===========
  Exercisable at December 31            335,073       $4.83-15.50          316,816       $4.83-13.58
                                      =========       ===========          =======       ===========

1987 DIRECTOR STOCK OPTION PLAN

  Outstanding at January 1              107,238       $ .67-13.67          100,439       $ .67-13.67
    Granted                               5,904              1.00            8,382              1.00
    Exercised                                --                --           (1,583)              .67
                                      ---------       -----------          -------       -----------
  Outstanding at December 31            113,142       $ .67-13.67          107,238       $ .67-13.67
                                      =========       ===========          =======       ===========
  Exercisable at December 31             98,856       $ .67-13.67           41,989       $ .67-13.67
                                      =========       ===========          =======       ===========


                                 H U F F Y  4
                                            4

     The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale of up to 975,000 shares of the Company's Common Stock at a price approximating 90% of the closing price of the Common Stock on the offering date. During 1993 and 1992, 9,186 and 14,083 common shares, respectively, which had been granted under the 1989 Plan were issued at a purchase or option price of $13.61 and $16.22 per share, respectively. At December 31, 1993, rights to purchase 109,647 shares were outstanding under this Plan at an exercise price of $13.61 per share and 746,585 shares were available for issuance.


(7) COMMITMENTS

     The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $4,900, $5,175 and $4,980 in 1993, 1992 and 1991, respectively.


     Future minimum rental commitments under non-cancelleable operating leases at December 31, 1993 are as follows:


                                               AMOUNT
1994                                          $ 5,313
1995                                            4,800
1996                                            3,950
1997                                            2,855
1998                                            2,408
Thereafter                                      9,720
                                              -------
   Total minimum payments                     $29,046
                                              =======


(8) BENEFIT PLANS

     The Company sponsors defined benefit pension plans covering certain salaried and hourly employees. Benefits to salaried employees are based upon the highest three consecutive years of earnings out of their last ten years of service; benefits to hourly workers are based upon their years of credited service. Contributions to the plans reflect benefits attributed to employees' service to date and also to services expected to be provided in the future. Plan assets consist primarily of common and preferred stocks, investment grade corporate bonds and U.S. government obligations.

                                 4  H U F F Y
                                 5

   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1992:

                                            1993           1993           1992           1992
                                          Assets    Accumulated         Assets    Accumulated
                                          Exceed       Benefits         Exceed       Benefits
                                     Accumulated         Exceed    Accumulated         Exceed
                                        Benefits         Assets       Benefits         Assets
ACTUARIAL PRESENT VALUE
OF BENEFIT OBLIGATIONS:

  Vested benefit obligation             $ 20,928       $ 28,762       $ 14,886       $ 20,427
                                       ---------       --------      ---------      ---------
  Accumulated benefit obligation          22,542         34,096         17,338         24,485
                                       ---------       --------      ---------      ---------
  Projected benefit obligation for
   service rendered to date               27,713         35,505         24,303         26,660
  Plan assets at fair value               27,025         22,100         24,518         18,967
                                       ---------       --------      ---------      ---------
  Plan assets in excess (less than)
   projected benefit obligation             (688)       (13,405)           215         (7,693)
  Unamortized transition asset            (2,516)          (768)        (2,731)          (897)
  Unrecognized prior service cost           (533)         6,391           (573)         4,523
  Unrecognized net loss                    5,129          8,104          4,132          4,206
  Adjustment required to recognize
   minimum liability                          --        (12,688)            --         (5,767)
                                       ---------       --------      ---------      ---------
  Pension costs prepaid (accrued)
   at year end                         $   1,392       $(12,366)     $   1,043      $  (5,628)
                                       =========       ========      =========      =========

                                                          1993          1992           1991
NET PENSION COST INCLUDED
THE FOLLOWING COMPONENTS:
  Service cost benefits earned during the period       $ 1,994       $ 1,997        $ 1,554
  Interest cost on projected benefit obligation          4,215         4,007          3,465
  Actual return on plan assets                          (4,812)       (1,802)        (5,544)
  Net amortization and deferral                            592        (2,170)         2,138
                                                       -------       -------        -------

    Net periodic pension cost                          $ 1,989       $ 2,032        $ 1,613
                                                       =======       =======        =======
ACTUARIAL ASSUMPTIONS:
  Weighted average discount rate                          7.25%          8.5%          8.75%
  Rate of return on assets                                10.0%         10.0%          10.0%
  Rate of increase in compensation                         5.0%          6.0%           6.0%


                                 H U F F Y  4
                                            6

    In accordance with SFAS No. 87, the Company has recorded an additional minimum pension liability of $12,688 at December 31, 1993 and $5,767 at December 31, 1992, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity. In 1993 and 1992, the excess minimum pension liability resulted in a charge to equity, net of income taxes, of $2,424 and $2,189, respectively.

    The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $834, $607, and $449 in 1993, 1992, and 1991, respectively.


(9) OTHER POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

   In addition to the Company's defined benefit pension plans, the Company sponsors several defined benefit health care and life insurance plans that provide postretirement medical, dental and life insurance benefits to full-time employees who meet minimum age and service requirements. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

    The Company also sponsors a deferred compensation plan for the benefit of highly compensated management employees. The eligible employees make contributions to the plan and receive postretirement benefits based upon a stated rate of return on those contributions. The Company's policy is to fund the cost of the benefits in amounts determined at the discretion of management.

    The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992. The effect of adopting SFAS No. 106 on earnings before cumulative effect of accounting changes and net earnings for the year ended December 31, 1992 was a decrease of $453 and $7,475 respectively.


                                 4  H U F F Y
                                 7

    The following table presents the plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1992 and the net periodic postretirement benefit cost recorded in the Company's 1993 and 1992 Consolidated Statements of Operations:


                                                                              1993
                                                  --------------------------------------------------
                                                  Health Care and         Deferred
                                                   Life Insurance     Compensation
                                                            Plans             Plan             Total
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  Retirees                                               $  5,048          $ 1,625          $  6,673
  Fully eligible active plan participants                   1,050            2,628             3,678
  Other active plan participants                            5,688               --             5,688
                                                         --------          -------          --------
                                                           11,786            4,253            16,039
UNRECOGNIZED NET LOSS                                        (585)            (427)           (1,012)
                                                         --------         --------          --------
  Postretirement benefits other than pensions
   accrued at year end                                    $11,201          $ 3,826           $15,027
                                                         ========         ========          ========

NET PERIODIC POSTRETIREMENT BENEFIT COST:
    Service cost                                        $     488       $       --         $     488
    Interest cost                                             941              290             1,231
                                                         --------         --------          --------

  Net periodic postretirement benefit cost               $  1,429         $    290          $  1,719
                                                         ========         ========          ========


ACTUARIAL ASSUMPTIONS:
  Weighted average discount rate                             7.25%            7.25%
  Health care cost trend rate for expenses
   of participants under age 65                             14.25%
  Health care cost trend rate for expenses of
   participants over age 65                                 12.25%


                                                                              1992
                                                  --------------------------------------------------
                                                  Health Care and         Deferred
                                                   Life Insurance     Compensation
                                                            Plans             Plan             Total
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  Retirees                                               $  3,277         $    843          $  4,120
  Fully eligible active plan participants                     792            3,131             3,923
  Other active plan participants                            6,147              --              6,147
                                                         --------         --------          --------
  Postretirement benefits other than pensions
   accrued at year end                                    $10,216          $ 3,974           $14,190
                                                         ========         ========          ========

NET PERIODIC POSTRETIREMENT BENEFIT COST:
    Service cost                                         $    497         $     --          $    497
    Interest cost                                             825              311             1,136
                                                         --------         --------          --------
  Net periodic postretirement benefit cost               $  1,322         $    311          $  1,633
                                                         ========         ========          ========
ACTUARIAL ASSUMPTIONS:
  Weighted average discount rate                              8.5%             8.5%
  Health care cost trend rate for expenses of
   participants under age 65                                 15.0%
  Health care cost trend rate for expenses of
   participants over age 65                                   8.0%


                                 H U F F Y  4
                                            8

    For measurement purposes, in 1994, a 12.00 percent health care cost trend rate was assumed for expenses of participants under age 65; this rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. In addition, for 1994, a 10.00 percent health care cost trend rate was assumed for expenses of participants over age 65; this rate was assumed to decrease gradually to 5.5 percent by the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $1,647 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1993 by $234.

    The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The effect of adopting SFAS No. 112 on loss before cumulative effect of accounting changes and net loss for the year ended December 31, 1993 was an increased loss of $45 and $1,084, respectively.


(10) INCOME TAXES

    The provisions for federal and state income taxes attributable to income from continuing operations consist of:

                                           1993              1992             1991
Current tax expense:
  Federal                              $  9,458          $  2,876         $  9,667
  State                                   1,598               727            1,382
  Foreign                                   105               322              589
                                      ---------          --------          -------
                                         11,161             3,925           11,638
Deferred tax expense (benefit)          (10,406)            2,853               (8)
                                      ---------          --------          -------
Total tax expense                     $     755          $  6,778          $11,630
                                      =========          ========          =======

    Effective January 1, 1992, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liailities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Effective January 1, 1992, the Company recorded a tax debit of approximately $153 or $0.01 per share, which amount represents the net decrease to the deferred tax asset

                                 4  H U F F Y
                                 9
as of that date. Such amount has been reflected in the Consolidated Statement of Operations as a cumulative effect of an accounting change. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

    The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled through the year 1989.

    The deferred tax expense (benefit) attributable to continuing operations consists of the following:

                                          1993              1992             1991
Change in statutory tax rate          $   (315)            $   --         $     --
Provision for restructuring             (8,426)                --               --
Property, plant and equipment             (351)               176             (145)
Other temporary differences, net        (1,314)             2,677              137
                                      --------             ------         --------
    Total                             $(10,406)            $2,853         $     (8)
                                      ========             ======         ========

    The components of the net deferred tax asset as of December 31, 1993 and 1992 were as follows:

                                                      1993         1992
Deferred tax assets:
  Allowance for doubtful accounts                $      984    $      728
  Inventory obsolescence reserve                      2,160           377
  Property, plant and equipment                         243            --
  Workers' compensation                               1,728         1,188
  Product liability                                   1,301         1,003
  Deferred compensation                               2,039         2,102
  Accrued vacation                                    1,332         1,204
  Restructuring reserves                              3,254            --
  Pension liability                                   2,317            --
  Postretirement benefits other than pensions         5,254         4,824
  Other liabilities and reserves                      5,157         2,740
  Purchase price adjustments                             --         1,218
                                                 ----------    ----------
    Total deferred tax assets                        25,769        15,384
                                                 ----------    ----------

Deferred tax liabilities:
  Property, plant and equipment                          --         3,156
  Pension liability                                      --           109
  Other assets                                        1,472         1,416
                                                 ----------    ----------
    Total deferred tax liabilities                    1,472         4,681
                                                 ----------    ----------
  Net deferred tax asset                           $ 24,297      $ 10,703
                                                   ========      ========

    Management expects that the Company's future levels of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, a valuation allowance has not been established.

                                 H U F F Y  5
                                            0

    The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes and cumulative effect of accounting changes.

Years Ended December 31,                                     1993             1992             1991
Earnings (loss) before income taxes and cumulative
 effect of accounting changes                           $ (3,078)         $ 18,621         $ 31,457
                                                        ========          ========         ========
Tax provision computed at statutory rate                $ (1,077)         $  6,331         $ 10,695
Increase (reduction) in taxes due to:
  State income taxes (net of federal tax benefit)          1,039               480              912
  Goodwill amortization                                    1,615               286              308
  Benefit plans                                             (461)             (174)            (213)
  Reduction in liability due to favorable
   IRS settlement                                           (900)               --               --
  Change in statutory tax rate                              (315)               --               --
  Intangible asset write-down                                499                --               --
  Miscellaneous                                              355              (145)             (72)
                                                        --------          --------         --------
   Actual tax provision                                 $    755          $  6,778         $ 11,630
                                                        ========          ========         ========

(11) BUSINESS SEGMENTS

    The Company's operations are transacted in the following business segments:

- - RECREATION AND LEISURE TIME PRODUCTS -- bicycles, basketball related equipment, and lawn and garden tools.

- - JUVENILE PRODUCTS -- baby care and development products including car seats, infant carriers, safety gates, cribs, and electronic safety products.

- - SERVICES FOR RETAIL -- in-store assembly, repair and display services as well as inventory counting services.

                                 5  H U F F Y
                                 1

    A summary of the Company's 1993, 1992, and 1991 operations by business segment is as follows:

                                      EARNINGS (LOSS)
                                  BEFORE INCOME TAXES
                                       AND CUMULATIVE
                                            EFFECT OF                       DEPRECIATION
                                           ACCOUNTING     IDENTIFIABLE               AND           CAPITAL
                              SALES           CHANGES           ASSETS      AMORTIZATION      EXPENDITURES
1993

Recreation and Leisure
  Time Products            $513,639          $ (4,765)[1]     $196,585          $ 12,547          $ 13,881
Juvenile Products           124,274             8,081 [2]       60,007             3,604             3,873
Services for Retail         121,284             6,779           36,809             3,506             3,226
Eliminations                 (1,334)
Interest expense                               (8,830)
Interest income                                    91
General corporate                              (4,434)          23,331               603               342
                           --------          --------         --------          --------          --------
                           $757,863          $ (3,078)        $316,732          $ 20,260          $ 21,322
                           ========          ========         ========          ========          ========

1992
Recreation and Leisure
 Time Products             $478,837          $ 17,911         $222,050          $ 10,850          $ 15,541
Juvenile Products           115,535             9,535           60,837             2,708             4,924
Services for Retail         109,573             4,013           35,934             3,799             3,138
Eliminations                   (600)
Interest expense                               (9,590)
Interest income                                   269
General corporate                              (3,517)          16,507               608               311
                           --------          --------         --------          --------          --------
                           $703,345          $ 18,621         $335,328          $ 17,965          $ 23,914
                           ========          ========         ========          ========          ========

1991
Recreation and Leisure
 Time Products             $465,582          $ 33,808         $205,128          $ 10,034          $ 14,941
Juvenile Products           108,509             7,096           56,167             2,199             3,785
Services for Retail         105,558             2,919           35,464             3,437             4,544
Eliminations                   (713)
Interest expense                               (8,964)
Interest income                                   917
General corporate                              (4,319)          19,818               511             1,239
                           --------          --------         --------          --------          --------
                           $678,936          $ 31,457         $316,577          $ 16,181          $ 24,509
                           ========          ========         ========          ========          ========

[1] Includes a $28,755 provision to restructure the Company's lawn and garden tool business.

[2] Includes a charge of $858 associated with the disposition of previous manufacturing facility and move to new facility, and a charge of $502 for asset write offs associated with discontinued product.

    The effect of adopting SFAS No. 112 on earnings (loss) before income taxes and cumulative effect of accounting changes was immaterial in 1993.

    The effect of adopting SFAS No. 106 on earnings before income taxes and cumulative effect of accounting changes in 1992 was to reduce earnings of the Recreation and Leisure Time Products, Juvenile Products, and Services for Retail segments by $662, $36, and $157, respectively.

    In 1993, 1992, and 1991, two customers individualy accounted for 13% and 13%, 13% and 12%, and 12% and 11% of total consolidated net sales, respectively.

                                 H U F F Y  5
                                            2

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

    Quarterly financial data for the years 1993 and 1992 are as follows:

                                            1ST[1]               2ND              3RD            4TH[2]
                                           QUARTER           QUARTER          QUARTER           QUARTER             Total
1993
Net sales                                 $214,999          $220,095         $167,232         $ 155,537          $757,863
Gross profit                                39,572            42,033           30,219            26,464           138,288
Earnings (loss) before cumulative effect
 of accounting change                        4,909             6,869            2,308           (17,919)           (3,833)
Cumulative effect of accounting change,
 net of income taxes                        (1,084)                                                                (1,084)
                                          --------          --------         --------         ---------          --------
Net earnings (loss)                       $  3,825          $  6,869         $  2,308         $ (17,919)         $ (4,917)
                                          ========          ========         ========         =========          ========
EARNINGS PER COMMON SHARE: [3]
 PRIMARY
  Earnings (loss) before cumulative
   effect of accounting change               $ .38             $ .54            $ .18            $(1.26)            $(.30)
  Cumulative effect of accounting
   change, net of income taxes                (.08)                                                                  (.08)
                                          --------          --------         --------         ---------          --------
  Net earnings (loss)                        $ .30             $ .54            $ .18            $(1.26)            $(.38)
                                          ========          ========         ========         =========          ========
FULLY DILUTED
  Earnings (loss) before cumulative
    effect of accounting change              $ .35             $ .48            $ .18            $(1.26)            $(.30)

  Cumulative effect of accounting
   change, net of income taxes                (.07)                                                                  (.08)
                                          --------          --------         --------         ---------          --------
  Net earnings (loss)                        $ .28             $ .48            $ .18            $(1.26)            $(.38)
                                          ========          ========         ========         =========          ========
1992
Net sales                                 $179,615          $180,910         $156,076          $186,744          $703,345
Gross profit                                37,821            34,263           25,190            25,334           122,608
Earnings (loss) before cumulative effect
 of accounting changes                       5,774             4,743            1,647              (321)           11,843
Cumulative effect of accounting changes,
 net of income taxes                        (7,628)                                                                (7,628)
                                          --------          --------         --------         ---------          --------
Net earnings (loss)                       $ (1,854)         $  4,743         $  1,647          $   (321)         $  4,215
                                          ========          ========         ========         =========          ========
EARNINGS PER COMMON SHARE: [3]
 PRIMARY
  Earnings (loss) before cumulative
   effect of accounting changes              $ .43             $ .36            $ .13             $(.02)            $ .92
  Cumulative effect of accounting changes,
   net of income taxes                        (.59)                                                                  (.59)
                                          --------          --------         --------         ---------          --------
  Net earnings (loss)                       $ (.14)            $ .36            $ .13             $(.02)            $ .33
                                          ========          ========         ========         =========          ========
FULLY DILUTED [4]
  Earnings (loss) before cumulative effect
   of accounting changes                     $ .40             $ .34            $ .13             $(.02)            $ .89
  Cumulative effect of accounting changes,
   net of income taxes                        (.59)                                                                  (.59)
                                          --------          --------         --------         ---------          --------
  Net earnings (loss)                        $(.14)            $ .34            $ .13             $(.02)            $ .33
                                          ========          ========         ========         =========          ========

[1] Amounts differ from those previously reported as a result of the adoption of SFAS No. 112 in the fourth quarter, effective
    January 1, 1993.

[2] Includes a $28,755 ($20,329 after-tax) provision to restructure the Company's lawn and garden tools business.

[3] Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.

[4] Where the assumed conversion of the 7.25% Convertible Subordinated Debentures was antidilutive, the per share amounts reported for primary and fully diluted are the same.

                                                           5  H U F F Y
                                                           3

Huffy Corporation, Fiscal Year 1993

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

COMPARISON OF THE YEAR ENDED
DECEMBER 31, 1993 TO THE YEAR
ENDED DECEMBER 31, 1992

    The Company recorded a net loss of $4,917 in 1993, compared to net earnings of $4,215 reported in 1992. The 1993 net loss included an after-tax charge of $20,329 to reflect the restructure of the Company's lawn and garden tools business, and an after-tax charge of $1,084 to reflect the cumulative effect of a change in accounting for postemployment benefits upon adoption of Statement of Financial Accounting

                                 H U F F Y  2
                                            8

Standards (SFAS) No. 112. The 1992 net earnings included an after-tax charge of $7,628 to reflect the cumulative effects of changes in accounting for postretirement benefits and income taxes upon adoption of SFAS No. 106 and SFAS No. 109.

    Net loss per share of common stock was $.38 in 1993 compared to net earnings per common share of $.33 in 1992. If net earnings (loss) were adjusted to exclude the impact of the restructuring charge in 1993 and the cumulative effects of changes in accounting resulting from the adoption of SFAS No. 112 in 1993, and SFAS No. 106 and SFAS No. 109 in 1992, net earnings per common share on a fully diluted basis would have been $1.20 in 1993 compared to $.89 in 1992.

PROVISION FOR RESTRUCTURING

    In the fourth quarter of 1993, the Company recorded a $28,755 ($20,329 after-tax) charge to restructure its lawn and garden tools business. During 1992 and 1993, True Temper Hardware Company experienced operating losses due to several unprofitable product lines, and inefficiencies in the manufacturing process. In order to position this business for future profitability, Management determined it necessary to restructure operations by discontinuing certain unprofitable products, relocating production to improve manufacturing efficiency, and writing off impaired assets.

    The restructuring plan entails the shutdown of facilities in Anderson, South Carolina and certain other locations; discontinuation of certain unprofitable product lines; and other facilities consolidation. The restructuring charge is comprised of the following components:


Write-down to net realizable value:
      Goodwill and intangible assets                      $ 6,670
      Fixed assets                                          8,709
      Inventories                                           4,080
Severance and related costs                                 4,363
Facilities consolidation costs                              2,792
Estimated operating losses of discontinued product lines    2,141
                                                          -------
Total restructuring provision                             $28,755
                                                          =======


    The Company anticipates that it will take approximately six months to wind-down operations at facilities that will be closed. At that time, certain operations will be relocated to the Camp Hill, Pennsylvania facility. The Company expects to complete the restructuring within the next year and, accordingly, estimates that the majority of anticipated cash charges included in the restructuring provision will be incurred in 1994.

    The Company will benefit immediately from reduced depreciation and amortization charges of approximately $1,600 in 1994 related to intangibles and fixed asset write-downs to net realizable value. Additionally, the Company expects to benefit in the future from increased production efficiency and reduced overhead expenses, which should improve operating cash flow and liquidity.

                                 2  H U F F Y
                                 9

NET SALES

    Net sales in 1993 were $757,863, a 7.8% increase over net sales of $703,345 in 1992. The net sales increase was spread across all business segments as follows: Recreation and Leisure Time Products, 7.3%; Juvenile Products, 7.6%; and Services for Retail, 10.7%.

    The net sales increase in the Recreation and Leisure Time Products segment was due primarily to significant sales increases at Huffy Bicycle Company and Huffy Sports Company. Net sales increased at Huffy Bicycle Company due to increased demand in the mountain bike category and strong sales of new bicycle introductions in the youth bike category. Huffy Sports Company experienced significant sales increases attributable primarily to new product introductions, particularly portable basketball systems. Net sales decreased slightly at True Temper Hardware Company primarily due to soft demand for lawn and garden tool products in the fourth quarter as a result of eliminated year-end rebates, and reductions of inventory by some of the Company's important customers.

    The Juvenile Products segment had record sales in 1993 due primarily to new product introductions and increased distribution of existing products.

    The net sales increase in the Services for Retail segment occurred primarily at Huffy Service First with sales volume increases attributable to increased bicycle assemblies caused by an overall improvement in the bicycle market and further penetration into additional product category assemblies and display programs. The net sales increase at Washington Inventory Service was due to a broadening of the customer base and increased sales to existing customers.

GROSS PROFIT

    Consolidated gross profit for 1993 was $138,288, or 18.2% of net sales, compared to $122,608, or 17.4% of net sales reported for 1992. Gross profit as a percentage of net sales increased in the Recreation and Leisure Time Products segment. This increase was caused primarily by the sale of a more profitable product mix and volume related efficiencies at Huffy Bicycle Company. This increase was partially offset by a reduction in gross profit as a percentage of net sales at True Temper Hardware Company due to competitive pricing pressures, costly customer promotional programs, and manufacturing inefficiencies. The Services for Retail segment showed an improved gross profit percentage, primarily as a result of increased volume and operating efficiencies. Gross profit as a percentage of sales remained at 1992 levels in the Juvenile Products segment.

                                 H U F F Y  3
                                            0

    Consolidated gross profit in total and as a percentage of sales varies by quarter due to normal seasonal fluctuations at several Huffy companies. True Temper Hardware Company typically experiences lower sales in the third quarter due to the seasonal nature of its products. Lower gross profit percentages in the fourth quarter are typically caused by seasonal fluctuations at Huffy Bicycle Company and Washington Inventory Service. Huffy Bicycle Company typically stops production for a period during December to prevent inventory build-up. The fixed costs associated with this shutdown reduce fourth quarter profitability. Washington Inventory Service also experiences a significant unfavorable seasonal impact during the fourth quarter as retailers typically do not conduct inventories during the Christmas season, causing low fourth quarter sales volume and reduced gross profit.

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses in 1993 were $102,493, or 13.6% of net sales, compared to $95,163, or 13.6% of net sales in 1992. The overall dollar increase in selling, general and administrative expenses was caused primarily by volume related increases in selling expenses, increases in incentive pay, increases in product engineering costs, and overall inflation.

NET INTEREST EXPENSE

    Net interest expense decreased by 6.2% in 1993 due to the call for redemption and subsequent conversion of the Company's 7.25% Convertible Subordinated Debentures in October, 1993, lower interest rates for short-term borrowing in 1993 compared to 1992, and lower average short-term borrowings.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1992 TO THE YEAR
ENDED DECEMBER 31, 1991

    Net earnings for the year ended December 31, 1992, were $4,215, or $.33 per common share, compared to $19,827, or $1.41 per common share reported in 1991. The 1992 net earnings and net earnings per common share include a one-time cumulative charge of $7,628, or $.59 per common share, from the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

                                 3  H U F F Y
                                 1

    The primary reduction in earnings before the cumulative effect of accounting changes in 1992 occurred in the Recreation and Leisure Time Products segment at Huffy Bicycle Company and True Temper Hardware Company. At Huffy Bicycle Company, both sales volume and gross profit were significantly below 1991's results for the same period. The decrease in earnings at True Temper Hardware Company was attributable to reduced gross profit resulting from a major emphasis on market share growth. Increases in earnings in the Juvenile Products and Services for Retail segments were the result of increased sales and cost reduction programs.

NET SALES

    Net sales in 1992 were $703,345, a 3.6% increase over net sales of $678,936 in 1991. Net sales in the Recreation and Leisure Time Products segment increased slightly as increased net sales at True Temper Hardware Company and Huffy Sports Company offset decreased net sales at Huffy Bicycle Company. The net sales decrease at Huffy Bicycle Company was primarily related to a shift in market demand to lower specification, lower priced bicycles. The increase in net sales at True Temper Hardware Company was the result of increased market penetration. The increase at Huffy Sports Company resulted from new product introductions and increased seasonal demand. The Juvenile Products and the Services for Retail segments experienced increases in net sales, reflecting increased demand for their products and services.

GROSS PROFIT

    Consolidated gross profit for 1992 was $122,608, or 17.4% of net sales, compared to $132,485, or 19.6% of net sales, reported for 1991. The gross profit for the Recreation and Leisure Time Products segment in 1992 was significantly lower than for 1991. Decreased profitability resulted from the sale of a less profitable product mix at Huffy Bicycle Company, and from competitive pricing and manufacturing inefficiencies at True Temper Hardware Company. This decrease was offset by improved gross profit in both the Services for Retail and the Juvenile Products segments. In the Services for Retail segment, this improvement was generated by enhanced operating efficiencies, while in the Juvenile Products segment the improved gross profit resulted from increased volume, favorable product mix, and production efficiencies.

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses were $95,163 in 1992, compared to $92,499 in 1991. Expressed as a percentage of net sales, selling, general and administrative expenses in 1992 were comparable to expenses for 1991 due to cost containment programs implemented in the second quarter of 1992 which partially offset the effect of inflation.

                                  H U F F Y  3
                                             2

NET INTEREST EXPENSE

    Net interest expense for 1992 was $9,321 as compared to $8,047 in 1991. The primary factor affecting the increase in net interest expense was short-term debt incurred to finance higher inventory levels at Huffy Bicycle Company during the first nine months of 1992. This build up in inventory was done to improve the delivery service level to its customers. In addition, inventory levels were up slightly during 1992 at other Huffy companies for similar reasons.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's significant source of capital in 1993 was cash provided by operations of $41,422. This capital was used to reduce outstanding short-term debt and fund capital expenditures in 1993. On a continuing basis, the Company's primary sources of capital are its net earnings, short-term lines of credit, long-term borrowings, and the issuance of equity securities. The Company has committed and uncommitted short-term lines of credit totaling $125,000 of which $3,500 was outstanding at December 31, 1993. The net decrease in long-term debt of $30,985 in 1993 was due to normal principal reductions and the conversion of $29,995 7.25% Convertible Subordinated Debentures into 1,973,305 shares of the Company's common stock. The Company believes that its capital structure provides the financial flexibility to obtain additional financing that may be necessary to fund future growth.

    On December 10, 1993, the Company announced plans to establish an additional bicycle manufacturing facility to expand capacity and enable Huffy Bicycle Company to improve customer service. The new facility will require an investment of $15,000-$20,000. Capital expenditures related to the new facility are expected to be approximately $13,000 in 1994. The additional facility is scheduled to begin production in late 1994.

    In addition to the new bicycle manufacturing facility, the Company anticipates capital spending of approximately $27,000, primarily for new products, cost reductions, and increased capacity. The majority of the cash required for 1994 capital expenditures will be provided by operations and short-term borrowings.

INFLATION

    Inflation has had a minimal effect on the Company during the three years ended December 31, 1993. Although there was limited inflation in labor, material, overhead, and administrative costs, it was essentially offset by sales price increases, cost reduction programs, and increased operating efficiency.

                                 3  H U F F Y
                                 3

COMMON STOCK

    Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Common Stock during the years ended December 31, 1993 and 1992 were as follows:


Year ended December 31,                                      1993
                                   COMMON STOCK         DIVIDENDS
                                    PRICE RANGE          DECLARED
QUARTER                  HIGH              LOW
First                $ 16-7/8          $ 14-5/8             $.075
Second                 16-3/8            14-3/4             $.075
Third                  20-3/8                16             $.075
Fourth                 19-7/8            16-3/4             $.085
                                                            -----
Total                                                       $.310
                                                            =====

Year ended December 31, 1992
                        COMMON STOCK    DIVIDENDS
                         PRICE RANGE     DECLARED
QUARTER            HIGH          LOW
First          $ 24-3/8     $ 19-1/4        $.075
Second           19-7/8       12-1/4        $.075
Third            14-1/2       12-1/8        $.075
Fourth           16-1/4           12        $.075
                                            -----
Total                                       $.300
                                            =====

    As of December 31, 1993 there were 14,673,599 shares of Huffy Corporation Common Stock outstanding and there were 3,760 shareholders of record. Management estimates an additional 9,000 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1993 totaled 11,046,400 shares. The average number of Common Stock and Common Stock equivalent shares outstanding during this period on a primary basis was approximately 13,240,000 shares.

Huffy Corporation, Fiscal Year 1993

SHAREHOLDER INFORMATION


ANNUAL MEETING

The Annual Meeting of Shareholders will be held April 15, 1994 at 10:00 a.m., Eastern Daylight Time, at the Dayton Marriott Hotel, 1414 South Patterson Boulevard, Dayton, Ohio. Shareholders are cordially invited to attend.

STOCK EXCHANGE

New York Stock Exchange, Symbol HUF

DAYTON CENTER
7701 Byers Road
Miamisburg, Ohio 45342
Telephone (513) 866-6251

                                 H U F F Y  5
                                            4

PRIMARY BUSINESS LOCATIONS
- - Anderson, South Carolina
- - Aurora, Ontario, Canada
- - Camp Hill, Pennsylvania
- - Celina, Ohio
- - Cork, Ireland
- - Thornton, Colorado
- - Miamisburg, Ohio
- - North Vernon, Indiana
- - Pine Valley, New York
- - San Diego, California
- - Suring, Wisconsin
- - Union City, Pennsylvania
- - Vancouver, British Columbia, Canada
- - Wallingford, Vermont
- - Waukesha, Wisconsin

TRANSFER AGENT AND REGISTRAR FOR
COMMON STOCK
Bank One, Indianapolis, NA
Bank One Center Tower
111 Monument Circle, Suite 1611
Indianapolis, IN 46277
Telephone (800) 753-7101

DIVIDENDS
Dividends are payable quarterly as declared by the Board of Directors. Huffy has paid a dividend on its Common Stock each year since becoming publicly traded on November 15, 1966.

DIVIDEND REINVESTMENT
A dividend reinvestment program is available to all holders of Huffy Corporation Common Stock through Bank One, Indianapolis, NA, Indianapolis, Indiana. Shareholders interested in participating should write for further information to: Huffy Corporation, P.O. Box 1204, Dayton, Ohio 45401,
Attention: Vice President - Finance, Chief Financial Officer.

AUDITORS
KPMG Peat Marwick

FORM 10-K
Shareholders interested in obtaining Huffy Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain a copy by writing Huffy Corporation, P.O. Box 1204, Dayton, Ohio 45401, Attention:
Treasurer and Director of Investor Relations.

SHAREHOLDER COMMUNICATIONS
Communications concerning lost certificates, transfer requirements, address changes, and Common Stock dividend checks should be sent to Bank One, Indianapolis, NA, 111 Monument Circle, Suite 1611, Indianapolis, Indiana 46277. Telephone (800) 753-7107.

The Management of Huffy Corporation welcomes comments and suggestions from shareholders and investors. Call the Treasurer and Director of Investor Relations, telephone (513) 866-6251.

                                 5  H U F F Y
                                 5