Form 10-K405, Exhibit 13
period 1994-12-31
HUFFY CORP
filed 1995-03-23
CIK 225463

                                                                EXHIBIT 13




INDEPENDENT AUDITORS' REPORT

The Board of Directors and
Shareholders, Huffy Corporation:

We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Boards Statement of Financial Accounting Standards No. 112, effective January 1, 1993 and Statement Nos. 106 and 109, effective January 1, 1992.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

February 17, 1995
Cincinnati, Ohio

TEN-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)
(Dollar amounts in thousands, except per share data)
                                                                          1994         1993        1992
SUMMARY OF OPERATIONS
Net sales                                                               $719,485     $757,863    $703,345
Gross profit                                                             128,607      138,288     122,608
    Selling, general, and administrative expenses                         96,696      102,493      95,163
Operating income [1]                                                      32,845        7,040      27,445
    Other (income) expense, net [2]                                         (688)       1,379        (497)
Earnings before interest, taxes and
  cumulative effect of accounting changes                                 33,533        5,661      27,942
    Interest expense, net                                                  5,897        8,739       9,321
Earnings (loss) before income taxes and
  cumulative effect of accounting changes                                 27,636       (3,078)     18,621
    Income taxes (benefit)                                                10,209          755       6,778
Earnings (loss) before cumulative effect of accounting changes            17,427       (3,833)     11,843
Cumulative effect of accounting changes, net of income taxes                  --       (1,084)     (7,628)
Net earnings(loss)                                                        17,427       (4,917)      4,215
- ---------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
  Primary                                                                   1.20         (.38)        .33
  Fully diluted [4]                                                         1.20         (.38)        .33
- ---------------------------------------------------------------------------------------------------------
Common dividends declared                                                  4,861        4,175       3,809
Common dividends per share                                                   .34          .31         .30
Capital expenditures for plant and equipment                              35,737       21,322      23,914
Average common and common equivalent shares outstanding:
  Primary                                                                 14,519       13,240      12,903
  Fully diluted                                                           14,519       13,240      12,903
- ---------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                                             321,968      319,337     335,328
Working capital                                                           90,325       93,595      91,308
Net investment in plant and equipment                                     89,600       73,647      80,020
Notes payable                                                                 --        3,500      18,975
Long-term obligations                                                     58,611       43,211      74,918
Redeemable preferred stock                                                    --           --          --
Shareholders' equity                                                     133,403      136,029     117,687
Equity per share                                                            9.85         9.27        9.35
- ---------------------------------------------------------------------------------------------------------
CASH FLOWS
Net cash provided by operating activities                                 43,009       41,422      11,417
Net cash used in investing activities                                    (34,012)     (21,182)    (22,374)
Net cash provided by (used in) financing activities                      (11,533)     (19,589)      5,984
Net change in cash and cash equivalents                                   (2,536)         651      (4,973)
- ---------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS
Net profit margin (before cumulative effect of accounting changes)           2.4%         N/A         1.7%
Average working capital turnover                                             7.8          8.2         7.4
Return on net assets                                                         8.9%         N/A         4.1%
Return on beginning shareholders' equity                                    12.8%         N/A         3.4%
Current ratio                                                                1.9          1.9         1.8
Debt/total capital                                                          32.4%        26.6%       40.5%
- ---------------------------------------------------------------------------------------------------------
Number of common shareholders                                              4,196        3,760       3,883
Number of employees [5]                                                    7,912        8,100       6,339


20



                                                                  1991      1990      1989      1988       1987      1986     1985
SUMMARY OF OPERATIONS
Net sales                                                      $678,936  $516,744  $449,389  $335,713  $340,551  $294,698  $263,935
Gross profit                                                    132,485   102,545    84,638    62,847    67,328    54,145    45,393
    Selling, general, and administrative expenses                92,499    69,957    57,972    45,511    46,726    40,280    38,671
Operating income [1]                                             39,986    32,588    26,666    17,336    20,602    13,865     6,722
    Other (income) expense, net [2]                                 482      (370)     (605)    5,704       352        82     4,830
Earnings before interest, taxes and
  cumulative effect of accounting changes                        39,504    32,958    27,271    11,632    20,250    13,783     1,892
    Interest expense, net                                         8,047     4,390     3,467     3,856     3,048     2,873     2,293
Earnings (loss) before income taxes and
  cumulative effect of accounting changes                        31,457    28,568    23,804     7,776    17,202    10,910      (401)
    Income taxes (benefit)                                       11,630    10,561     8,811     3,240     7,111     5,003      (646)
Earnings (loss) before cumulative effect of accounting changes   19,827    18,007    14,993     4,536    10,091     5,907       245
Cumulative effect of accounting changes, net of income taxes         --        --        --        --        --        --        --
Net earnings(loss)                                               19,827    18,007    14,993     4,536    10,091     5,907       245
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
  Primary                                                          1.52      1.37      1.17       .36       .81       .49       .02
  Fully diluted [4]                                                1.41      1.28      1.11       .36       .78       .48       .02
- -----------------------------------------------------------------------------------------------------------------------------------
Common dividends declared                                         3,740     3,461     3,071     2,613     2,333     2,148     2,137
Common dividends per share                                          .29       .27       .24       .20       .19       .18       .18
Capital expenditures for plant and equipment                     24,509     9,832    14,143    14,786     6,806     7,638     5,356
Average common and common equivalent shares outstanding:
  Primary                                                        13,056    13,157    12,882    12,641    12,441    12,074    12,095
  Fully diluted                                                  15,114    15,179    14,271    13,376    13,415    13,112    12,095
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                                    316,577   297,310   234,532   183,255   149,259   141,267   129,264
Working capital                                                  99,110    87,558    80,189    45,884    61,649    54,161    50,034
Net investment in plant and equipment                            72,226    65,423    45,659    41,360    27,895    27,495    26,679
Notes payable                                                        --        --        --        --        --        --        --
Long-term obligations                                            80,208    84,348    57,525    37,196    15,181    18,427    19,529
Redeemable preferred stock                                           --        --        --        --        --        --        --
Shareholders' equity                                            124,997   106,747    95,645    80,776    78,914    68,848    64,678
Equity per share                                                   9.68      8.39      7.43      6.50      6.35      5.68      5.38
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS
Net cash provided by operating activities                        15,169    16,356    24,344    23,862    10,697     7,433     8,476
Net cash used in investing activities                           (21,784)  (61,974)  (12,642)  (38,215)   (6,428)   (5,710)     (965)
Net cash provided by (used in) financing activities              (6,774)   15,596    24,819    16,869    (3,159)   (2,861)  (10,838)
Net change in cash and cash equivalents                         (13,389)  (30,022)   36,521     2,516     1,110    (1,138)   (3,327)
- -----------------------------------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS
Net profit margin (before cumulative effect of accounting changes)  2.9%      3.5%      3.3%      1.4%      3.0%      2.0%      0.1%
Average working capital turnover                                    7.3       6.2       6.9       6.2       5.9       5.7       4.9
Return on net assets                                               11.5%     13.8%     13.7%      6.7%     12.5%      8.8%      1.8%
Return on beginning shareholders' equity                           18.6%     18.8%     18.6%      5.7%     14.7%      9.1%      0.4%
Current ratio                                                       2.0       2.0       2.1       1.8       2.2       2.1       2.2
Debt/total capital                                                 40.3%     45.7%     40.5%     33.3%     17.3%     22.2%     24.3%
- ------------------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                     3,016     2,410     2,473     2,180     2,173     2,615     3,019
Number of employees [5]                                           6,330     5,736     4,650     3,571     3,330     2,943     3,073

[1] Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tools business.
[2] Other (income) expense, net includes the following:  August 1985 - $4,288 cost for discontinuance of product line; October
    1988 - $5,584 loss on sale of capital stock of Raleigh Cycle Company of America.
[3] The 1993 net loss per share is computed using actual average outstanding shares.  In 1992 the assumed conversion of the 7.25%
    Convertible Subordinated Debentures was antidilutive, and therefore, the per share amounts reported for primary and fully diluted are the same.
[4] The 1993 loss per share before cumulative effect of accounting changes is ($.30).  The 1992 fully diluted earnings per share before the cumulative effect of accounting changes is $.89.
[5] 1994 and 1993 numbers represent average annual full-time equivalent employees, while 1992 and prior employment numbers represent year end employment levels.
N/A  =  Not Applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1994 TO THE YEAR ENDED DECEMBER 31,
1993

        The Company recorded net earnings of $17,427 in 1994, compared to a net loss of $4,917 in 1993. The 1993 net loss included an after-tax charge of $20,329 to reflect the restructure of the Company's lawn and garden tools business, and an after-tax charge of $1,084 to reflect the cumulative effect of a change in accounting for postemployment benefits upon adoption of Statement of Financial Accounting Standards (SFAS) No. 112.

        Net earnings per share of common stock were $1.20 in 1994 compared to a net loss per common share of $.38 in 1993. If net earnings (loss) were adjusted to exclude the impact of the restructuring charge in 1993 and the cumulative effect of a change in accounting resulting from the adoption of SFAS No. 112, net earnings per common share on a fully diluted basis would have been $1.20 in 1993.

NET SALES

        Net sales in 1994 were $719,485, a 5.1% decrease from net sales of $757,863 in 1993. The decrease in net sales occurred predominately in the Recreation and Leisure Time Products segment. Huffy Bicycle Company net sales were lower than last year due to a soft retail sales environment resulting from 1993 retail year end inventory carryover with some customers, a shift in product mix to lower priced juvenile bicycles, and intense price competition. The discontinuance of certain product lines at True Temper Hardware Company in connection with the restructuring of the Company's lawn and garden tools business also influenced year to year comparisons. Net sales for the Juvenile Products segment decreased 2.4% due to a sluggish retail market. In the Services for Retail segment, net sales were a record $139,637, up 15.1% over 1993. Washington Inventory Service continued to benefit from a market shift to SKU (Stock Keeping Unit) inventories and cycle inventory counts, and a shift from in-house inventory crews to outside service crews. Huffy Service First sales increased due to market penetration in both the consumer product assembly and in the supplier services businesses.

GROSS PROFIT

        Consolidated gross profit for 1994 was $128,607, or 17.9% of net sales, compared to $138,288, or 18.2% reported for 1993. The decrease in gross profit occurred primarily in the Recreation and Leisure Time Products segment. Lower unit volume sales and a shift in sales mix to lower margin juvenile bicycles, coupled with strong competitive pricing pressure caused gross profit dollars and percentages to decline at Huffy Bicycle Company. This decline was partially offset by an increase in gross profit margin at True Temper Hardware Company. Reductions in fixed manufacturing expenses and improvements in manufacturing efficiency as a result of restructuring the lawn and garden tools business were responsible for the improved gross profit margin at True Temper Hardware Company. Gross profit in the Juvenile Products segment decreased slightly due to increased expenses associated primarily with rework to improve new product performance. Gross profit increases in the Services for Retail segment were primarily a result of increased sales volume.

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

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES
        Selling, general, and administrative expenses in 1994 were $96,696, a
decrease of $5,797 or 5.7% from 1993.   Reduced selling, general, and
administrative expenses in 1994 are primarily a result of successful cost reduction efforts and volume related reductions in selling expenses at Huffy Bicycle Company, coupled with fixed expense reductions made in connection with the decision to restructure the business and exit certain unprofitable product lines at True Temper Hardware Company.

NET INTEREST EXPENSE
        Net interest expense decreased by 32.5% in 1994 due to the call for redemption and subsequent conversion of the Company's 7.25% Convertible Subordinated Debentures in October, 1993, and lower average short-term borrowings in 1994.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1993 TO THE YEAR ENDED DECEMBER 31,
1992

        The Company recorded a net loss of $4,917 in 1993, compared to net earnings of $4,215 reported in 1992. The 1993 net loss included an after- tax charge of $20,329 to reflect the restructure of the Company's lawn and garden tools business, and an after-tax charge of $1,084 to reflect the cumulative effect of a change in accounting for postemployment benefits upon adoption of Statement of Financial Accounting Standards (SFAS) No. 112. The 1992 net earnings included an after-tax charge of $7,628 to reflect the cumulative effects of changes in accounting for postretirement benefits and income taxes upon adoption of SFAS No. 106 and SFAS No. 109.

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

        The net sales increase in the Recreation and Leisure Time Products segment was due primarily to significant sales increases at Huffy Bicycle Company and Huffy Sports Company. Net sales increased at Huffy Bicycle Company due to increased demand in the mountain bike category and strong sales of new bicycle introductions in the youth bike category. Huffy Sports Company experienced significant sales increases attributable primarily to new product introductions, particularly portable basketball systems. Net sales decreased slightly at True Temper Hardware Company primarily due to soft demand for lawn and garden tool products in the fourth quarter as a result of eliminating year-end rebates, and reductions of inventory by some of the Company's important customers.

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

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
        Selling, general, and administrative expenses in 1993 were $102,493, or 13.5% of net sales, compared to $95,163, or 13.5% of net sales in 1992. The overall dollar increase in selling, general and administrative expenses was caused primarily by volume related increases in selling expenses, increases in incentive pay, increases in product engineering costs, and overall inflation.

NET INTEREST EXPENSE
        Net interest expense decreased by 6.2% in 1993 due to the call for redemption and subsequent conversion of the Company's 7.25% Convertible Subordinated Debentures in October, 1993, lower interest rates for short-term borrowings in 1993 compared to 1992, and lower average short-term borrowings.

LIQUIDITY AND CAPITAL RESOURCES

        The financial condition of the Company remained strong during 1994. Company operations have historically provided a strong, positive cash flow which, along with the credit facilities maintained, provides adequate liquidity to meet the Company's operational needs. Cash provided by operations amounted to $43,009 in 1994, compared to $41,422 in 1993 and $11,417 in 1992. Operating cash flows in 1992 were adversely impacted by a significant inventory build-up
near the end of the year.   The Company's current ratio (current assets over
current liabilities) was 1.9 at December 31, 1994 and 1993. Committed and uncommitted short-term lines of credit total $130,000 of which there was no outstanding balance at December 31, 1994. The Company believes that its capital structure provides the financial flexibility to obtain additional financing that may be necessary to fund future growth.

        Funds expended for capital additions and improvements totaled $35,737 in 1994 compared to $21,322 in 1993 and $23,914 in 1992. The significant increase in capital expenditures in 1994 is related to the acquisition and construction of a new bicycle production facility in Farmington, Missouri. In 1995, capital expenditures are expected to be approximately $27,000 as the Company completes its new bicycle production facility and continues to invest in new product and technology.

        The Company's debt to total capital ratio increased to 32% at December
31, 1994 compared to 27% at December 31, 1993.   This increase was due
primarily to Huffy Bicycle Company's facility expansion which was financed with $20,000 of Industrial Development Revenue Bonds coupled with a $20,000 stock repurchase program.

OTHER MATTERS

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

        The restructuring plan entailed the shut-down of facilities in Anderson, South Carolina and certain other locations; discontinuation of certain unprofitable product lines; and other facilities consolidation. During 1994, the Company substantially completed its restructuring plan and recorded a credit to the restructure provision of $934.

        The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Super Fund site. Currently, the Company, along with other PRP's, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan.

        During 1994, the Company accrued an additional $1,750 for potential environmental expenditures. The total accrual for estimated environmental remediation costs related to the Super Fund site and other potential environmental liabilities is approximately $3,600 at December 31, 1994. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

        Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

        Dividends per share of common stock rose 10% in 1994, marking the 9th consecutive year of increase.

        During 1994, the Company purchased 1,326,346 shares of its common stock at an average cost of approximately $15 per share, bringing the total common shares outstanding to 13,550,033 at December 31, 1994. As of February 17, 1995, an additional 158,712 shares had been purchased at an average cost of approximately $15 per share. In 1993, a total of 11,781 shares were purchased at an average cost of approximately $17 per share. Treasury stock purchases were made under plans authorized by the Company's Board of Directors.

INFLATION

        Inflation has had a minimal effect on the Company during the three years ended December 31, 1994. Although there was limited inflation in labor, material, overhead, and administrative costs, it was essentially offset by sales price increases, cost reduction programs, and increased operating efficiency.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except per share data)

December 31,                                        1994        1993
                                                  --------    --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                       $  1,604    $  4,140
  Receivables:
    Trade                                           98,340      93,233
    Taxes and other                                  9,245       2,417
                                                  --------    --------
                                                   107,585      95,650
    Less allowance for doubtful accounts             1,783       2,382
                                                  --------    --------
      Net receivables                              105,802      93,268

  Inventories                                       67,954      82,144
  Deferred federal income taxes                      8,450      12,444
  Prepaid expenses                                   5,488       5,369
                                                  --------    --------
         Total current assets                      189,298     197,365
                                                  --------    --------
PROPERTY, PLANT, AND EQUIPMENT, AT COST:
  Land and land improvements                         1,610       1,657
  Buildings and improvements                        33,943      25,811
  Machinery and equipment                          121,445     109,581
  Office furniture, fixtures, and equipment         26,156      23,456
  Leasehold improvements                             3,585       2,208
  Construction in progress                           6,117       8,006
                                                  --------    --------
                                                   192,856     170,719
  Less accumulated depreciation and amortization   103,256      97,072
                                                  --------    --------



      Net property, plant, and equipment            89,600      73,647

OTHER ASSETS:
  Excess of cost over net assets acquired, net of
    accumulated amortization of $5,563 in 1994
    and $4,763 in 1993                              25,755      26,555
  Deferred federal income taxes                      8,719      11,853
  Other                                              8,596       9,917
                                                  --------    --------
                                                  $321,968    $319,337
                                                  ========    ========

See accompanying notes to consolidated financial statements.

December 31,                                              1994               1993
                                                       --------           ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable to bank                               $     --           $   3,500
   Current installments of long-term obligations          5,300               5,968
   Accounts payable                                      43,853              43,713
   Accrued expenses:
     Salaries, wages, and other compensation             15,486              14,910
     Insurance                                           11,379              10,581
     Other                                               17,739              11,975
                                                       --------           ---------
             Total accrued expenses                      44,604              37,466
   Restructuring reserve                                  2,033               9,296
   Other current liabilities                              3,183               3,827
                                                       --------           ---------
             Total current liabilities                   98,973             103,770

Long-term obligations, less current installments         58,611              43,211
Pension liability                                         8,780              12,688
Postretirement benefits other than pensions              15,482              15,010
Other liabilities                                         6,719               8,629
                                                       --------           ---------
             Total liabilities                          188,565             183,308
                                                       --------           ---------

SHAREHOLDERS' EQUITY:
  Preferred stock, par value $1 per share
    Authorized 1,000,000 shares                              --                  --
  Common stock, par value $1 per share
    Authorized 60,000,000 shares; issued 16,166,026
      shares in 1994 and 15,963,246 shares in 1993       16,166              15,963
  Additional paid-in capital                             60,155              58,059
  Retained earnings                                      94,595              82,029
  Minimum pension liability adjustment                   (2,859)             (4,839)
  Cumulative translation adjustment                        (647)             (1,270)
                                                      ---------           ---------
                                                        167,410             149,942
  Less cost of 2,615,993 treasury shares
    in 1994 and 1,289,647 in 1993                        34,007              13,913
                                                      ---------           ---------
                                                        133,403             136,029
                                                      ---------           ---------
             Total shareholders' equity               $ 321,968           $ 319,337
                                                      =========           =========


                                                                                       27

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except per share data)

Years Ended December 31,                                  1994           1993            1992
                                                      -----------    -----------    -----------
Net sales                                             $   719,485    $   757,863    $   703,345
Cost of Sales                                             590,878        619,575        580,737
                                                      -----------    -----------    -----------
  Gross profit                                            128,607        138,288        122,608

Selling, general, and administrative expenses              96,696        102,493         95,163
Restructuring costs (credits)                                (934)        28,755             --
                                                      -----------    -----------     ----------
  Operating income                                         32,845          7,040         27,445

Other expense (income)
  Interest expense                                          6,425          8,830          9,590
  Interest income                                            (528)           (91)          (269)
  Other                                                      (688)         1,379           (497)
                                                      -----------    -----------     ----------
                                                            5,209         10,118          8,824
                                                      -----------    -----------     ----------

Earnings (loss) before income taxes and cumulative
  effect of accounting changes                             27,636         (3,078)        18,621
Income taxes                                               10,209            755          6,778
                                                      -----------     ----------     ----------
Earnings (loss) before cumulative effect
  of accounting changes                                    17,427         (3,833)        11,843
Cumulative effect of accounting
  changes, net of income taxes                                 --         (1,084)        (7,628)
                                                      -----------     ----------      ---------

  Net earnings (loss)                                 $    17,427     $   (4,917)     $   4,215
                                                      -----------     ----------      ---------

EARNINGS (LOSS) PER COMMON SHARE:
  Weighted average number of common shares             14,518,671     13,023,211     12,903,209
  Earnings (loss) per common share before
    cumulative effect of accounting changes           $      1.20     $     (.30)     $     .92

  Cumulative effect of accounting changes,
    net of income taxes                                        --           (.08)          (.59)
                                                      -----------     ----------      ---------
  Net earnings (loss) per common share                $      1.20     $     (.38)     $     .33
                                                      ===========     ==========      =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)
YEARS ENDED DECEMBER 31,                                           1994          1993           1992
                                                                 --------      --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                              $ 17,427      $ (4,917)      $  4,215
Adjustments to reconcile net earnings (loss) to net cash
 provided by operating activities:
  Restructuring costs (credits), net of payments                   (7,263)       28,755             --
  Depreciation and amortization                                    20,222        20,260         17,965
  Loss on sale of property, plant, and equipment                      135           744             56
  Deferred federal income tax expense (benefit)                     6,062       (10,989)          (387)
  Increase (decrease) in cash resulting from changes in:
    Receivables, net                                              (12,534)       26,928        (24,040)
    Inventories                                                    14,190       (14,926)         6,110
    Prepaid expenses                                                 (119)          170           (190)
    Other assets                                                   (1,040)         (401)        (1,165)
    Accounts payable                                                  140       (11,650)         4,697
    Accrued expenses                                                7,138         6,729         (1,982)
    Other current liabilities                                        (535)         (938)        (5,200)
    Postretirement benefits other than pensions                       472           820         14,190
    Other long-term liabilities                                    (1,910)        1,384         (2,202)
    Other                                                             624          (547)          (650)
                                                                 --------      --------       --------
     Net cash provided  by operating activities                    43,009        41,422         11,417
                                                                 --------      --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                            (35,737)      (21,322)       (23,914)
  Proceeds from sale of property, plant and equipment               1,725           140            335
  Reduction of notes receivable                                        --            --          1,205
                                                                 --------      --------       --------
     Net cash used in investing activities                        (34,012)      (21,182)       (22,374)
                                                                 --------      --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in notes payable to bank                     (3,500)      (15,475)        18,975
  Issuance of long-term obligations                                20,666         3,967             76
  Reduction of long-term obligations                               (5,934)       (4,957)        (4,356)
  Issuance of common shares                                         2,299           952            568
  Purchase of treasury shares                                     (20,094)         (204)        (5,445)
  Dividends paid                                                   (4,970)       (3,872)        (3,834)
                                                                 --------      --------       --------
     Net cash provided by (used in) financing activities          (11,533)      (19,589)         5,984
                                                                 --------      --------       --------
Net change in cash and cash equivalents                            (2,536)          651         (4,973)
Cash and cash equivalents:
    Beginning of year                                               4,140         3,489          8,462
                                                                 --------      --------       --------
    End of year                                                  $  1,604      $  4,140       $  3,489
                                                                 ========      ========       ========
Cash paid during the year for:
    Interest                                                     $  6,368      $  9,188       $  8,734
    Income taxes                                                   11,050         5,612          8,003

Supplemental disclosure of non-cash financing activities:
  During 1993, the Company issued 1,973,305 shares of common stock upon the conversion of $29,995 principal amount of subordinated debentures.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share data)

                                                                                        Minimum
                                                      Additional                        Pension       Cumulative
                                          Common         Paid-In      Retained        Liability      Translation         Treasury
                                           Stock         Capital      Earnings       Adjustment       Adjustment            Stock

BALANCE AT DECEMBER 31, 1991            $ 13,804        $ 29,041      $ 90,715        $   (226)       $    (73)      $    (8,264)

Net earnings                                                             4,215
Issuance of 56,521 shares in
   connection with common stock
   plans and convertible debentures           56             512
Common dividends $.30 per share                                         (3,809)
Purchase of 392,439 treasury shares                                                                                       (5,445)
Minimum pension liability
   adjustment                                                                           (2,189)
Foreign currency
   translation adjustment                                                                                 (650)
                                        --------        --------      --------        ---------       ---------      ------------

BALANCE AT DECEMBER 31, 1992              13,860          29,553        91,121          (2,415)           (723)          (13,709)

Net (loss)                                                              (4,917)
Issuance of 2,102,956 shares in
   connection with common stock
   plans and convertible debentures        2,103          28,506
Common dividends $.31 per share                                         (4,175)
Purchase of 11,781 treasury shares                                                                                          (204)
Minimum pension  liability
   adjustment                                                                           (2,424)
Foreign currency
   translation adjustment                                                                                 (547)
                                        --------        --------      --------        ---------       ---------      ------------

BALANCE AT DECEMBER 31, 1993              15,963          58,059        82,029          (4,839)         (1,270)          (13,913)

Net earnings                                                            17,427
Issuance of  202,717 shares in
   connection with common stock
   plans                                     203           2,096
Common dividends $.34 per share                                         (4,861)
Purchase of 1,326,346 treasury shares                                                                                    (20,094)
Minimum pension liability
   adjustment                                                                            1,980
Foreign currency
   translation adjustment                                                                                  623
                                        --------        --------      --------        ---------       ---------      ------------

BALANCE AT DECEMBER 31, 1994            $ 16,166        $ 60,155      $ 94,595       $  (2,859)       $   (647)       $  (34,007)
                                        ========        ========      ========       =========        ========        ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a) Consolidation -- The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated.

        (b) Cash and Cash Equivalents -- Cash equivalents consist principally of short-term money market instruments, with original maturities of three months or less.

        (c) Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1994.

        (d) Inventories -- Inventories are valued at cost (not in excess of market) determined by the last-in, first-out (LIFO) method for all bicycle and basketball inventories. Baby products and lawn and garden tools inventories are valued on the first-in, first-out (FIFO) method. At December 31, 1994 and 1993, 48% and 53%, respectively, of the Company's inventories were valued using the LIFO method.

        (e) Property, Plant, and Equipment -- Depreciation and amortization of plant and equipment is provided generally on the straight-line method, except for minor land improvements and certain buildings for which the sum-of-the-years-digits method is used. Annual depreciation and amortization rates are as follows:

Land improvements                 5 -- 10%
Buildings and
   improvements               2-1/2 -- 10%
Machinery and
   equipment                  5 -- 33-1/3%
Office furniture, fixtures,
    and equipment            10 -- 33-1/3%
Leasehold
    improvements          4-1/2 -- 33-1/3%

        (f) Amortization of Intangibles -- The excess of cost over net assets acquired is amortized on a straight-line basis over forty years. The carrying value of goodwill is reviewed at each balance sheet date to determine whether goodwill has been impaired. If this review indicates that goodwill will not be recoverable, as determined based on projected undiscounted future cash flows of the entity acquired, the Company's carrying value of goodwill would be reduced by the estimated impairment.

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

        (j) Disclosures About the Fair Value of Financial Instruments -- The carrying amount of cash and cash equivalents, trade receivables, trade accounts payable, notes payable to bank, and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of each of the Company's long-term debt instruments is disclosed in Note (4).

        (k) Earnings (Loss) Per Common Share -- Net earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. No effect has been given to options outstanding under the Company's Stock Option Plans as no material dilutive effect would result from the issuance of these shares.

        During 1993 and 1992, if the 7.25% convertible subordinated debentures had been converted, the inclusion of additional shares would have been anti-dilutive.

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

(2) RESTRUCTURING PROVISION

        In the fourth quarter of 1993, the Company recorded a $28,755
($20,329 after tax) charge to restructure operations of its lawn and garden tools business. The restructuring plan included the write-down or write-off of impaired fixed assets, inventory and goodwill, consolidation of certain man-ufacturing facilities, the discontinuation of certain unprofitable product lines, and the related reduction in production and administrative personnel.

        During 1994, the Company substantially completed its restructuring plan and, as a result, reduced operating expenses by $934 due to a change in accounting estimate for restructuring charges. The restructuring accomplished during the year included the relocation of manufacturing and distribution facilities in Anderson, South Carolina and Ontario, Canada to Camp Hill, Pennsylvania. In addition, the assets related to the discontinued pruning and spreader product lines were sold for an unanticipated gain of approximately $1,300, which was reflected as a credit to the restructuring reserve. Remaining estimated expenditures related to the restructuring plan include: continuation of severance and insurance payments for terminated employees, remaining lease and holding costs related to the Canadian distribution facility, costs related to the restructure of operations in Cork, Ireland, and final equipment relocation costs at domestic facilities. It is anticipated that all of the above, with the exception of the Canadian facility holding costs, will be completed during 1995.

        The following is a reconciliation of the changes in the restructuring reserve balance during 1994:

                                 SEVERANCE      FACILITIES     ESTIMATED
                               AND RELATED   CONSOLIDATION     OPERATING
                                     COSTS           COSTS        LOSSES         TOTAL
Balance at December 31, 1993       $ 4,363         $ 2,792       $ 2,141       $ 9,296
   Expenditures, net                (2,510)         (1,964)       (1,855)       (6,329)
   Changes in estimates             (1,243)            525          (216)         (934)
                                   --------        --------      --------      --------

Balance at December 31, 1994       $   610         $ 1,353       $    70       $ 2,033
                                  ========         =======       =======       =======

(3) INVENTORIES

The components of inventories are as follows:

                              1 9 9 4     1 9 9 3
Finished goods               $ 24,456    $ 45,219
Work-in-process                12,480      12,817
Raw materials
   and supplies                39,875      32,904
                             --------    --------
                               76,811      90,940
Excess of FIFO
   cost over LIFO
   inventory value             (8,857)     (8,796)
                             --------    --------
                             $ 67,954    $ 82,144
                             ========    ========

(4) LINES OF CREDIT AND LONG-TERM OBLIGATIONS

        During 1994, the Company had a short-term committed line of credit with various banks in the form of a $50,000 revolving credit agreement, expiring December 31, 1995. The Company also has $80,000 in uncommitted lines of
credit that exist on a no fee basis.   There were no outstanding balances at
December 31, 1994 on either line of credit.

Short-term borrowings are summarized as follows:

                              1 9 9 4     1 9 9 3
Average borrowings           $  4,166    $ 12,742
Maximum at any
   month end                   27,250      31,200
Weighted
   average rate                 3.61%       3.46%

Long-term obligations are summarized as follows:

                              1 9 9 4     1 9 9 3
Unsecured notes payable:
   9.62% due serially
      through 2000           $ 24,000    $ 27,000
   9.81% due serially
     through 1998              14,200      16,000
8.23% Industrial
      Development
      Revenue Bonds            20,000        --
Other                           5,711       6,179
                             --------    --------
                               63,911      49,179

Less current
   installments                 5,300       5,968
                             --------    --------
                             $ 58,611    $ 43,211
                             ========    ========

        Industrial Development Revenue Bonds were used to provide financing for the acquisition, construction and installation of equipment and certain industrial facilities in Farmington, Missouri. The bonds mature serially from 2000 through 2014.

        Certain of the loan agreements contain covenants which, among other things, require the Company to maintain current assets equal to 150% of current liabilities, limit the percentage of capitalization from funded debt, and require that certain levels of net worth be maintained.

        Principal payments required on long-term obligations during each of the years 1996 through 1999 are approximately $7,500, $7,300, $7,700, and $6,300, respectively.

        The estimated fair value of the Company's long-term obligations at December 31, 1994 was approximately $67,600. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(5) PREFERRED STOCK

        Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.

        The Company entered into a Right's Agreement with Bank One, Indianapolis, N.A., in 1988, as amended in 1991 and 1994, and the Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, Preferred

Share Purchase Rights entitle the holder to purchase, at a price of $60.00, one one-hundredth of a share of Series C Cumulative Preferred Stock , subject to
adjustment.   The Rights become exercisable only if a person or group acquires
15% or more of the Company's Common Stock or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances, all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable the Rights will entitle the holder to buy a number of the acquiring company's common shares having a market value at that time of twice each Right's current exercise price.

        Further, after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding Common Stock, the Company's Board of Directors may exchange part or all of the Rights (other than the Rights held by the acquiring person or group) for shares of Common Stock. The Rights expire December 9, 2004 and may be redeemed by the Company for $.01 per Right at any time prior to the acquisition by a person or group of 15% or more of the Company's Common Stock.

(6) COMMON STOCK AND COMMON STOCK PLANS

        The 1988 Stock Option Plan and Restricted Share Plan authorizes the issuance of both incentive stock options and nonqualified stock options, and allows for the subscription of restricted shares of Common Stock. The total number of shares which may be issued under this Plan shall not exceed 1,125,000 shares. These options may also include stock appreciation rights. Under the 1984 Stock Option Plan, both incentive stock options and non-qualified stock
options were granted.   Under this Plan, no additional options can be
granted; however, options remain outstanding and exercisable.

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

        Activity in 1994 and 1993 for the Common Stock Option Plans was as follows:

                                 1 9 9 4         1 9 9 4      1 9 9 3          1 9 9 3
                                  NUMBER    OPTION PRICE       NUMBER     OPTION PRICE
                               OF SHARES       PER SHARE    OF SHARES        PER SHARE
1988 AND 1984 PLANS
Outstanding at January 1        826,225     $ 4.83-20.00      829,088     $ 4.83-20.00
   Granted                      237,966      14.38-19.00      141,993            19.00
   Cancelled                   (144,832)      5.44-20.00      (24,391)      4.83-20.00
   Exercised                   (102,955)      4.83-11.33     (120,465)      4.83-11.33
                                -------     ------------      -------     ------------
Outstanding at December 31      816,404     $ 4.83-20.00      826,225     $ 4.83-20.00
                                =======     ============      =======     ============
Exercisable at December 31      334,590     $ 4.83-20.00      335,073     $ 4.83-15.50
                                =======     ============      =======     ============

1987 DIRECTOR STOCK OPTION PLAN
Outstanding at January 1        113,142     $  .67-13.67      107,238     $  .67-13.67
   Granted                       66,585       1.00-17.63        5,904             1.00
   Exercised                        ---              ---                           ---
                                -------     ------------      -------     ------------
Outstanding at December 31      179,727     $  .67-17.63      113,142     $  .67-13.67
                                =======     ============      =======     ============
Exercisable at December 31      107,238     $  .67-13.67       98,856     $  .67-13.67
                                =======     ============      =======     ============

        The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale of up to 975,000 shares of the Company's Common Stock at a price approximating 90% of the closing price of the Common Stock on the offering date.

        During 1994 and 1993, 99,762 and 9,186 shares of Common Stock, respectively, which had been granted under the 1989 Plan were issued at a purchase or option price of $15.98 and $13.61 per share, respectively. At December 31, 1994, rights to purchase 92,836 shares were outstanding under this Plan at an exercise price of $15.98 per share and 553,987 additional shares were available for issuance.

(7) COMMITMENTS AND CONTINGENCIES

        The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $6,950, $4,900, and $5,175 in 1994, 1993, and 1992, respectively.

        Future minimum rental commitments under non-cancellable operating leases at December 31, 1994 are as follows:

                              Amount
1995                       $  6,417
1996                          5,089
1997                          3,562
1998                          2,943
1999                          2,822
Thereafter                   17,811
                           --------
  Total minimum payments   $ 38,644
                           ========


        The Company is subject to a number of lawsuits, investigations and claims arising out of the conduct of its business primarily related to commerical transactions and product liability. While it is not feasible to predict the outcome of all pending suits and claims, management is of the opinion that their ultimate disposition will not have a material adverse effect upon the consolidated financial position, liquidity or ongoing results of operations of the Company.

(8) ENVIRONMENTAL EXPENDITURES

        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

        The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Super Fund site. Currently, the Company, along with other PRP's, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants, and consider, when available, estimates by other PRP's and governmental agencies and information regarding the financial viability of other PRP's. Based upon information currently available, the Company believes it is unlikely that it will incur substantial additional costs as a result of failure by other PRP's to satisfy their responsibilities for remediation costs.

        The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. During 1994, the Company accrued $1,750 for potential environmental expenditures. The total accrual for estimated environmental remediation costs related to the Super Fund site and other potential environmental liabilities is approximately $3,600 at December 31, 1994.
This accrual has not been discounted, and does not reflect any possible future third party recoveries. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years.

        As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

        Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.


(9) BENEFIT PLANS

        The Company sponsors defined benefit pension plans covering certain salaried and hourly employees. Benefits to salaried employees are based upon the highest three consecutive years of earnings out of their last ten years of service; benefits to hourly workers are based upon their years of credited service. Contributions to the plans reflect benefits attributed to employees' service to date and also to services expected to be provided in the future. Plan assets consist primarily of common and preferred stocks, common stock index funds, and investment grade corporate bonds and U.S. government obligations.

        The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1994 and 1993:


                                                            1994           1994           1993            1993
                                                          ASSETS    ACCUMULATED         ASSETS     ACCUMULATED
                                                          EXCEED       BENEFITS         EXCEED        BENEFITS
                                                     ACCUMULATED         EXCEED    ACCULULATED          EXCEED
                                                        BENEFITS         ASSETS       BENEFITS          ASSETS
ACTUARIAL PRESENT VALUE
OF BENEFIT OBLIGATIONS:

Vested benefit obligation                               $ 19,846       $ 27,587       $ 20,928        $ 28,762
                                                        ========       ========       ========        ========
Accumulated benefit obligation                            21,302         32,612         22,542          34,096
                                                        ========       ========       ========        ========
Projected benefit obligation for
  service rendered to date                                25,360         34,278         27,713          35,505
Plan assets at fair value                                 26,324         22,477         27,025          22,100
                                                        --------       --------       --------        --------
  Plan assets in excess of (less than)
    projected benefit obligation                             964        (11,801)          (688)        (13,405)
Unamortized transition asset                              (2,300)          (597)        (2,516)           (768)
Unrecognized prior service cost                             (763)         6,044           (533)          6,391
Unrecognized net loss                                       3,331         4,941          5,129           8,104
Adjustment required to recognize
  minimum liability                                            --        (8,780)            --         (12,688)
                                                        --------       --------       --------        --------
  Pension costs prepaid (accrued)
   at year end                                          $  1,232       $(10,193)      $  1,392        $(12,366)
                                                        ========       ========       ========        ========

                                                               1994          1993           1992
NET PENSION COST INCLUDED
THE FOLLOWING COMPONENTS:
  Service cost benefits earned during the period             $ 3,256        $ 1,994        $ 1,997
  Interest cost on projected benefit obligation                4,882          4,215          4,007
  Actual return on plan assets                                   629         (4,812)        (1,802)
  Net amortization and deferral                               (4,759)           592         (2,170)
                                                             -------        -------        -------
           Net periodic pension cost                         $ 4,008        $ 1,989         $2,032
                                                             =======        =======         ======
ACTUARIAL ASSUMPTIONS:
  Weighted average discount rate                                 8.5%          7.25%           8.5%
  Rate of return on assets                                       9.5%          10.0%          10.0%
  Rate of increase in compensation                               5.0%           5.0%           6.0%

        In accordance with SFAS No. 87, the Company has recorded an additional minimum pension liability of $8,780 at December 31, 1994 and $12,688 at December 31, 1993, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The change in the excess minimum pension liability, net of income taxes, resulted in a credit to equity, of $1,980 in 1994, and a charge to equity of $2,424 in 1993.

        The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $920, $834, and $607 in 1994, 1993, and 1992, respectively.

(10) OTHER POSTRETIREMENT BENEFIT PLANS AND
     POSTEMPLOYMENT BENEFITS

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

        The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. The cumulative effect of adopting SFAS No. 106 was to decrease net earnings by $7,475. The effect of the change in accounting principle reduced 1992 operating income by $453.

        The following table presents the plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheet at December 31,
1994 and 1993 and the net periodic postretirement benefit cost recorded in the Company's 1994 and 1993 Consolidated Statements of Operations:

                                                                    HEALTH CARE AND          DEFERRED
                                                                     LIFE INSURANCE      COMPENSATION
                                                                              PLANS              PLAN        TOTAL
1994
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
    Retirees                                                                $ 4,723           $ 1,912       $ 6,635
    Fully eligible active plan participants                                     957             1,596         2,553
    Other active plan participants                                            4,974                --         4,974
                                                                          ---------         ---------     ---------
                                                                             10,654             3,508        14,162
UNRECOGNIZED NET GAIN                                                         1,307                13         1,320
       Postretirement benefits other than pensions                        ---------         ---------     ---------
         accrued at year end                                                $11,961           $ 3,521       $15,482
                                                                          =========         =========     =========
NET PERIODIC POSTRETIREMENT BENEFIT COST:
    Service Cost                                                            $   507           $    --       $   507
    Interest cost                                                               830               275         1,105
    Net amortization                                                             (3)               --            (3)
                                                                          ---------         ---------     ---------
       Net periodic postretirement benefit cost                             $ 1,334           $   275       $ 1,609
                                                                          =========         =========     =========
ACTUARIAL ASSUMPTIONS:
    Weighted average discount rate                                             8.50%             8.50%
    Health care cost trend rate for expenses of
      participants over age 65                                                12.00%
    Health care cost trend rate for expense of
     participants over age 65                                                 10.00%


                                                                    HEALTH CARE AND          DEFERRED
                                                                     LIFE INSURANCE      COMPENSATION
                                                                              PLANS              PLAN        TOTAL
1993
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
    Retirees                                                              $   5,048         $   1,625     $   6,673
    Fully eligible active plan participants                                   1,050             2,628         3,678
    Other active plan participants                                            5,688                --         5,688
                                                                          ---------         ---------     ---------
                                                                             11,786             4,253        16,039
UNRECOGNIZED NET LOSS                                                          (585)             (427)       (1,012)
                                                                          ---------         ---------     ---------
             Postretirement benefits other than pensions
               accrued at year end                                        $  11,201         $   3,826     $  15,027
                                                                          =========         =========     =========

NET PERIODIC POSTRETIREMENT BENEFIT COST:
    Service cost                                                          $     488         $      --     $     488
    Interest cost                                                               941               290         1,231
                                                                          ---------         ---------     ---------
             Net periodic postretirement benefit cost                     $   1,429         $     290     $   1,719
                                                                          =========         =========     =========
ACTUARIAL ASSUMPTIONS:
   Weighted average discount rate                                              7.25%             7.25%
   Health care cost trend rate for expenses of
     participants under age 65                                                14.25%
   Health care cost trend rate for expenses of
     participants over age 65                                                 12.25%

        For measurement purposes, in 1995, an 11.25% health care cost trend rate was assumed for expenses of participants under age 65; this rate was assumed to decrease gradually to 6.0% by the year 2002 and remain at that level thereafter. In addition, for 1995, a 9.25% health care cost trend rate was assumed for expenses of participants over age 65; this rate was assumed to decrease gradually to 6.0% by the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $1,491 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1994 by $228.

        The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The cumulative effect of adopting SFAS No. 112 amounted to $1,084 after tax. Ongoing operating expenses increased marginally as a result of adopting SFAS No. 112.

(11) INCOME TAXES

        The provisions for federal and state income taxes attributable to income from continuing operations consist of:

                        1 9 9 4         1 9 9 3          1 9 9 2
Current tax
   expense:
   Federal            $  2,971       $   9,458        $   2,876
   State                 1,150           1,598              727
   Foreign                  26             105              322
                      --------       ---------        ---------
                         4,147          11,161            3,925

Deferred tax
   expense
  (benefit)              6,062         (10,406)           2,853
                      --------       ---------        ---------

Total tax
   expense            $ 10,209       $     755        $   6,778
                      ========       =========        =========

        Effective January 1, 1992, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Effective January 1, 1992, the Company recorded a tax debit of approximately $153 or $0.01 per share, which amount represents the net decrease to the deferred tax asset as of that date. Such amount has been reflected in the Consolidated Statement of Operations as a cumulative effect of an accounting change.


        The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1990.

        The components of the net deferred tax asset as of December 31, 1994 and 1993 were as follows:

                                  1 9 9 4       1 9 9 3
Deferred tax assets:
Allowance for
   doubtful accounts             $   592       $   984
Inventory
   obsolescence reserve              911         2,160
Property, plant, and
   equipment                          --           243
Workers' compensation              1,567         1,728
Product liability                  1,719         1,301
Deferred compensation              1,733         2,039
Accrued vacation                   1,256         1,332
Restructuring reserves               791         3,254
Pension liability                  1,724         2,317
Postretirement
    benefits other
    than pensions                  5,413         5,254
Environmental reserves             1,268           652
Other liabilities
   and reserves                    3,768         4,505
                                 -------       -------
Total deferred
tax assets                        20,742        25,769
                                 -------       -------

Deferred tax liabilities:
Property, plant, and
   equipment                       1,972            --
Other assets                       1,601         1,472
                                 -------       -------
   Total deferred
     tax liabilities               3,573         1,472
                                 -------       -------
Net deferred
    tax asset                    $17,169       $24,297
                                 =======       =======

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

Years Ended December 31,                          1994          1993        1992
Earnings (loss) before income taxes and
  cumulative effect of accounting changes        $ 27,636     $ (3,078)     $18,621
                                                 ========     ========      =======

Tax provision computed at statutory rate         $  9,673     $ (1,077)     $ 6,331
Increase (reduction) in taxes due to:
  Impact of foreign losses for which a current
    tax benefit is not available                      302           31           47
  State income taxes (net of federal tax benefit)     748        1,039          480
  Goodwill amortization                               270        1,615          286
  Foreign sales corporation                          (218)         (67)          --
  Insurance proceeds                                 (670)          --           --
  Meals and entertainment                             274          107           99
  Reduction in liability due to favorable
     IRS settlement                                    --         (900)          --
  Change in statutory tax rate                         --         (315)          --
  Intangible asset write-down                          --          499           --
  Miscellaneous                                      (170)        (177)        (465)
                                                 --------     --------      -------
     Actual tax provision                        $ 10,209     $    755      $ 6,778
                                                 ========     ========      =======


(12) BUSINESS SEGMENTS

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

        A summary of the Company's 1994, 1993, and 1992 operations by business segment is as follows:

                                 Earnings (Loss)
                                   Before Income
                                       Taxes and
                               Cumulative Effect                 Depreciation
                                   of Accounting   Identifiable           and        Capital
1994                     Sales           Changes         Assets  Amortization   Expenditures
Recreation and Leisure
  Time Products          $459,951     $22,958         $208,747     $11,926       $28,772
Juvenile Products         121,300       6,356           53,410       3,904         3,161
Services for Retail       139,637       8,632           40,089       3,833         3,627
Eliminations               (1,403)
Interest expense                       (6,425)
Interest income                           528
General corporate                      (4,413)          19,722         559           177
                         --------     -------         --------     -------       -------
                         $719,485     $27,636         $321,968     $20,222       $35,737
                         ========     =======         ========     =======       =======

1993
Recreation and Leisure
  Time Products          $513,639     $(4,765)(1)     $196,585     $ 12,547      $13,881
Juvenile Products         124,274       8,081 (2)       60,007        3,604        3,873
Services for Retail       121,284       6,779           36,809        3,506        3,226
Eliminations               (1,334)
Interest expense                       (8,830)
Interest income                            91
General corporate                      (4,434)          23,331          603          342
                         --------     -------         --------     --------      -------
                         $757,863     $(3,078)        $316,732     $ 20,260      $21,322
                         ========     =======         ========     ========      =======

1992
Recreation and Leisure
  Time Products          $478,837     $17,911         $222,050     $ 10,850      $15,541
Juvenile Products         115,535       9,535           60,837        2,708        4,924
Services for Retail       109,573       4,013           35,934        3,799        3,138
Eliminations                 (600)
Interest expense                       (9,590)
Interest income                           269
General corporate                      (3,517)          16,507         608           311
                         --------     -------         --------     -------       -------
                         $703,345     $18,621         $335,328     $17,965       $23,914
                         ========     =======         ========     =======       =======

(1) Includes a $28,755 provision to restructure the Company's lawn and garden tools business.
(2) Includes a charge of $858 associated with the disposition of previous manufacturing facility and move to a new facility, and a charge of $502 for asset write-offs associated with discontinued product.

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

        In 1994, three customers individually accounted for 12%, 13% and 10% of total consolidated net sales. In 1993 and 1992, two customers individually accounted for 13% and 14%, and 13% and 12% of total consolidated net sales, respectively.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years 1994 and 1993 are as follows:

                                                   1st             2nd             3rd             4th
                                               Quarter         Quarter         Quarter         Quarter        Total[3]
1994
Net sales                                  $   189,220     $   214,898     $   153,332     $    162,035     $   719,485
Gross profit                                    35,986          41,063          26,795           24,763         128,607
Net earnings[1]                                  4,845           7,961           2,602            2,019          17,427
EARNINGS PER COMMON SHARE                  $       .33     $       .53     $       .18     $        .14     $      1.20
                                           -----------     -----------     -----------     ------------     -----------

1993
Net sales                                  $   214,999     $   220,095     $   167,232     $    155,537     $   757,863
Gross profit                                    39,572          42,033          30,219           26,464         138,288
Earnings (loss) before cumulative
  effect of accounting changes[2]          $     4,909     $     6,869     $     2,308     $    (17,919)    $    (3,833)
Cumulative effect of accounting
  changes, net of income taxes                  (1,084)                                                          (1,084)
                                           -----------     -----------     -----------     ------------     -----------
    Net earnings (loss)                    $     3,825     $     6,869     $     2,308     $    (17,919)    $    (4,917)
                                           -----------     -----------     -----------     ------------     -----------


EARNINGS PER COMMON SHARE:
PRIMARY
    Earnings (loss) before cumulative
      effect of accounting changes         $       .38     $       .54     $       .18     $      (1.26)    $      (.30)
    Cumulative effect of accounting
      changes, net of income taxes                (.08)                                                            (.08)
                                           -----------     -----------     -----------     ------------     -----------
      Net earnings (loss)                  $       .30     $       .54     $       .18      $     (1.26)    $      (.38)
                                           -----------     -----------     -----------     ------------     -----------


FULLY DILUTED
    Earnings (loss) before cumulative
      effect of accounting changes         $       .35     $       .48     $       .18      $     (1.26)    $      (.30)
    Cumulative effect of accounting
      changes, net of income taxes                (.07)                                                            (.08)
                                           -----------     -----------     -----------     ------------     -----------
      Net earnings (loss)                  $       .28     $       .48     $       .18      $     (1.26)    $      (.38)
                                           -----------     -----------     -----------     ------------     -----------

[1] The fourth quarter of 1994 includes a credit to the restructure provision of $934.
[2] The fourth quarter of 1993 includes a $28,755 ($20,329 after-tax) provision to restructure the Company's lawn and garden tools business.
[3] Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.

COMMON STOCK

        Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Common Stock during the years ended December 31, 1994 and 1993 were as follows:



YEAR ENDED DECEMBER 31, 1994
                            COMMON STOCK         DIVIDENDS
                             PRICE RANGE          DECLARED
QUARTER          HIGH                LOW
First        $ 19-1/2           $ 17-3/4         $    .085
Second         18-5/8             15-3/8              .085
Third          16-1/8                 14              .085
Fourth             16                 14              .085
                                                 ---------
Total                                            $    .340
                                                 =========


YEAR ENDED DECEMBER 31, 1993
                            COMMON STOCK         DIVIDENDS
                             PRICE RANGE          DECLARED
QUARTER          HIGH                LOW
First        $ 16-7/8           $ 14-5/8         $    .075
Second         16-3/8             14-3/4              .075
Third          20-3/8                 16              .075
Fourth         19-7/8             16-3/4              .085
                                                 ---------
Total                                            $    .310
                                                 =========

        As of December 31, 1994 there were 13,550,033 shares of Huffy Corporation Common Stock outstanding and there were 4,196 shareholders of record. Management estimates an additional 8,500 shareholders hold their stock in nominee name. As of February 17, 1995, the Company has repurchased an additional 158,712 shares of Common Stock. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1994 totaled 7,706,100 shares. The average number of common shares outstanding during this period was approximately 14,518,671 shares.

SHAREHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held April 28, 1995 at 10:00 a.m., Eastern Daylight Time, at the Dayton Marriott Hotel, 1414 South Patterson Boulevard, Dayton, Ohio. Shareholders are cordially invited to attend.

STOCK EXCHANGE
New York Stock Exchange, Symbol HUF

DAYTON CENTER
225 Byers Road
Miamisburg, Ohio  45342
Telephone (513) 866-6251

PRIMARY BUSINESS LOCATIONS
- - Camp Hill, Pennsylvania
- - Celina, Ohio
- - Cork, Ireland
- - Farmington, Missouri
- - Harrisburg, Pennsylvania
- - Miamisburg, Ohio
- - San Diego, California
- - Suring, Wisconsin
- - Thornton, Colorado
- - Waukesha, Wisconsin

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK
Bank One, Indianapolis, NA
Bank One Center Tower
111 Monument Circle, Suite 1611
Indianapolis, IN  46277
Telephone (800) 753-7107

DIVIDENDS
Dividends are payable quarterly as declared by the Board of Directors. Huffy has paid a dividend on its Common Stock each year since becoming publicly traded on November 15, 1966.

DIVIDEND REINVESTMENT
A dividend reinvestment program is available to holders of Huffy Corporation Common Stock through Bank One, Indianapolis, NA, Indianapolis, Indiana. Shareholders interested in participating should write for further information to: Huffy Corporation, P.O. Box 1204, Dayton, Ohio 45401, Attention: Vice President - Finance, Chief Financial Officer.

AUDITORS
KPMG Peat Marwick LLP

FORM 10-K
Shareholders interested in obtaining Huffy Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain a copy by writing Huffy Corporation, P.O. Box 1204, Dayton, Ohio 45401, Attention:
Vice President - Treasurer.

SHAREHOLDER COMMUNICATIONS
Communications concerning lost certificates, transfer requirements, address changes, and Common Stock dividend checks should be sent to Bank One, Indianapolis, NA, 111 Monument Circle, Suite 1611, Indianapolis, Indiana 46277. Telephone (800) 753-7107.

The Management of Huffy Corporation welcomes comments and suggestions from shareholders and investors. Call the Vice President - Treasurer, telephone
(513) 866-6251.