Form 10-K405, Exhibit 13
period 1995-12-31
HUFFY CORP
filed 1996-03-21
CIK 225463

                                                                      EXHIBIT 13

TEN-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)
(Dollar amounts in thousands, except per share data)



                                                                         1995                   1994                   1993
SUMMARY OF OPERATIONS
Net sales                                                              $ 684,752              $ 719,485              $ 757,863
Gross profit                                                              96,049                128,607                138,288
     Selling, general, and administrative expenses                        97,769                 96,696                102,493
Operating income (loss) [1]                                               (7,098)                32,845                  7,040
     Other (income) expense, net [2]                                          35                   (688)                 1,379
Earnings (loss) before interest, taxes, and
   cumulative effect of accounting changes                                (7,133)                33,533                  5,661
     Interest expense, net                                                 7,906                  5,897                  8,739
Earnings (loss) before income taxes and
   cumulative effect of accounting changes                               (15,039)                27,636                 (3,078)
     Income tax expense (benefit)                                         (4,582)                10,209                    755
Earnings (loss) before cumulative effect of accounting changes           (10,457)                17,427                 (3,833)
Cumulative effect of accounting changes, net of income taxes                   --                    --                 (1,084)
Net earnings (loss)                                                      (10,457)                17,427                 (4,917)
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
    Primary                                                                 (.78)                  1.20                   (.38)
    Fully diluted [4]                                                       (.78)                  1.20                   (.38)
-------------------------------------------------------------------------------------------------------------------------------
Common dividends declared                                                  4,577                  4,461                  4,175
Common dividends per share                                                   .34                    .34                    .31
Capital expenditures for plant and equipment                              24,365                 35,737                 21,322
Weighted average common shares outstanding:
  Primary                                                                 13,424                 14,519                 13,023
Fully diluted                                                             13,424                 14,519                 13,023
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                                             298,546                321,968                319,337
Working capital                                                           63,089                 90,325                 93,595
Net investment in plant and equipment                                     93,091                 89,600                 73,647
Notes payable                                                              5,750                     --                  3,500
Long-term obligations                                                     51,236                 58,611                 43,211
Redeemable preferred stock                                                    --                     --                     --
Shareholders' equity                                                     116,104                133,403                136,029
Equity per share                                                            8.64                   9.85                   9.27
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS
Net cash provided by operating activities                                 31,008                 43,009                 41,422
Net cash used in investing activities                                    (24,330)               (34,012)               (21,182)
Net cash provided by (used in) financing activities                       (5,724)               (11,533)               (19,589)
Net change in cash and cash equivalents                                      954                 (2,536)                   651
--------------------------------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS
Net profit margin (before cumulative effect of accounting changes)           N/A                    2.4%                   N/A
Average working capital turnover                                             8.3                    7.8                    8.2
Return on net assets                                                         N/A                    8.9%                   N/A
Return on beginning shareholders' equity                                     N/A                   12.8%                   N/A
Current ratio                                                                1.6                    1.9                    1.9
Debt/total capital                                                          33.7%                  32.4%                  26.6%
--------------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                              3,688                  4,196                  3,760

                                                                              1992          1991              1990
Summary of Operations
Net sales                                                                  $703,345         $678,936          $516,744
Gross profit                                                                122,608          132,485           102,545
     Selling, general, and administrative expenses                           95,163           92,499            69,957
Operating income (loss) [1]                                                  27,445           39,986            32,588
     Other (income) expense, net [2]                                           (497)             482              (370)
Earnings (loss) before interest, taxes, and
   cumulative effect of accounting changes                                   27,942           39,504            32,958
     Interest expense, net                                                    9,321            8,047             4,390
Earnings (loss) before income taxes and
   cumulative effect of accounting changes                                   18,621           31,457            28,568
     Income tax expense (benefit)                                             6,778           11,630            10,561
Earnings (loss) before cumulative effect of accounting changes               11,843           19,827            18,007
Cumulative effect of accounting changes, net of income taxes                 (7,628)              --                --
Net earnings (loss)                                                           4,215           19,827            18,007
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
    Primary                                                                     .33              1.52              1.37
    Fully diluted [4]                                                           .33              1.41              1.28
-----------------------------------------------------------------------------------------------------------------------------
Common dividends declared                                                     3,809             3,740             3,461
Common dividends per share                                                      .30               .29               .27
Capital expenditures for plant and equipment                                 23,914            24,509             9,832
Weighted average common shares outstanding:
  Primary                                                                    12,903            13,056            13,157
  Fully diluted                                                              12,903            15,114            15,179
-----------------------------------------------------------------------------------------------------------------------------
Financial Position at Year End
Total assets                                                                335,328           316,577           297,310
Working capital                                                              91,308            99,110            87,558
Net investment in plant and equipment                                        80,020            72,226            65,423
Notes payable                                                                18,975                --                --
Long-term obligations                                                        74,918            80,208            84,348
Redeemable preferred stock                                                       --                --                --
Shareholders' equity                                                       117,687            124,997           106,747
Equity per share                                                              9.35               9.68              8.39
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows
Net cash provided by operating activities                                   11,417             15,169            16,356
Net cash used in investing activities                                      (22,374)           (21,784)          (61,974)
Net cash provided by (used in) financing activities                          5,984             (6,774)            15,596
Net change in cash and cash equivalents                                     (4,973)           (13,389)          (30,022)
-----------------------------------------------------------------------------------------------------------------------------
Ratios and Miscellaneous
Net profit margin (before cumulative effect of accounting changes)             1.7%               2.9%              3.5%
Average working capital turnover                                               7.4                7.3               6.2
Return on net assets                                                           4.1%              11.5%             13.8%
Return on beginning shareholders' equity                                       3.4%              18.6%             18.8%
Current ratio                                                                  1.8                2.0               2.0
Debt/total capital                                                            40.5%              40.3%             45.7%
-----------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                                3,883              3,016             2,410

                                                                             1989              1988        1987         1986
SUMMARY OF OPERATIONS
Net sales                                                                  $449,389          $335,713    $340,551    $294,698
Gross profit                                                                 84,638            62,847      67,328      54,145
     Selling, general, and administrative expenses                           57,972            45,511      46,726      40,280
Operating income (loss) [1]                                                  26,666            17,336      20,602      13,865
     Other (income) expense, net [2]                                           (605)            5,704         352          82
Earnings (loss) before interest, taxes, and
   cumulative effect of accounting changes                                   27,271            11,632      20,250      13,783
     Interest expense, net                                                    3,467             3,856       3,048       2,873
Earnings (loss) before income taxes and
   cumulative effect of accounting changes                                   23,804             7,776      17,202      10,910
     Income tax expense (benefit)                                             8,811             3,240       7,111       5,003
Earnings (loss) before cumulative effect of accounting changes               14,993             4,536      10,091       5,907
Cumulative effect of accounting changes, net of income taxes                     --                --          --          --
Net earnings (loss)                                                          14,993             4,536      10,091       5,907
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:[3]
    Primary                                                                    1.17               .36         .81         .49
    Fully diluted [4]                                                          1.11               .36         .78         .48
Common dividends declared                                                     3,071             2,613       2,333       2,148
Common dividends per share                                                      .24               .20         .19         .18
Capital expenditures for plant and equipment                                 14,143            14,786       6,806       7,638
Weighted average common shares outstanding:
  Primary                                                                    12,882            12,641      12,441      12,074
  Fully diluted                                                              14,271            13,376      13,415      13,112
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                                                234,532           183,255     149,259     141,267
Working capital                                                              80,189            45,884      61,649      54,161
Net investment in plant and equipment                                        45,659            41,360      27,895      27,495
Notes payable                                                                    --                --          --          --
Long-term obligations                                                        57,525            37,196      15,181      18,427
Redeemable preferred stock                                                       --                --          --          --
Shareholders' equity                                                         95,645            80,776      78,914      68,848
Equity per share                                                               7.43              6.50        6.35        5.68
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS
Net cash provided by operating activities                                    24,344            23,862      10,697       7,433
Net cash used in investing activities                                       (12,642)          (38,215)     (6,428)     (5,710)
Net cash provided by (used in) financing activities                          24,819            16,869      (3,159)     (2,861)
Net change in cash and cash equivalents                                      36,521             2,516       1,110      (1,138)
-----------------------------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS
Net profit margin (before cumulative effect of accounting change                3.3%              1.4%        3.0%        2.0%
Average working capital turnover                                                6.9               6.2         5.9         5.7
Return on net assets                                                           13.7%              6.7%       12.5%        8.8%
Return on beginning shareholders' equity                                       18.6%              5.7%       14.7%        9.1%
Current ratio                                                                   2.1               1.8         2.2         2.1
Debt/total capital                                                             40.5%             33.3%       17.3%       22.2%
-----------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                                 2,473             2,180       2,173       2,615


[1] Operating loss in 1995 includes a net restructure provision of $5,378 related to personnel reductions and the negotiation of a concessionary labor contract. Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tools business.

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

N/A  =  Not Applicable.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND
SHAREHOLDERS, HUFFY CORPORATION:

   We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, effective January 1, 1993.

KPMG PEAT MARWICK LLP


February 15, 1996
Cincinnati, Ohio

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31,
1994

   The Company recorded a net loss of $10,457 in 1995, compared to net earnings of $17,427 reported in 1994. The 1995 net loss included an after-tax restructure charge of $3,496 to reflect severance and related costs associated with a reduction of the Company's corporate and Huffy Bicycle Company workforce and other costs associated with a new concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility.

   Net loss per share of common stock was $.78 in 1995. If the net loss were adjusted to exclude the impact of the restructuring charge in 1995, net loss per common share would have been $.52 in 1995 compared to net earnings per common share of $1.20 in 1994.

NET SALES
   Net sales in 1995 were $684,752, a 4.8% decrease over net sales of $719,485 in 1994. Net sales decreased in the Consumer Products segment due primarily to the softness at retail, a continued shift to lower specification and promotionally priced products, and intensified price and product competition.

   The decrease in net sales in the Consumer Products segment occurred primarily at the Huffy Bicycle Company, where sales were lower than last year due to a soft retail environment, significant pricing competition at the retail level, and continued dumping of bicycles by the People's Republic of China. True Temper Hardware Company's and Gerry Baby Products Company's sales were below last year primarily as a result of soft retail and a very competitive market environment.

   In the Services for Retail segment, Huffy Service First had record sales due primarily to growth in its Assembly Services market segment.

GROSS PROFIT
   Consolidated gross profit for 1995 was $96,049, or 14.0% of net sales, compared to $128,607, or 17.9% of net sales reported for 1994.

   The decrease in gross profit as a percentage of net sales occurred primarily in the Consumer Products segment. Huffy Bicycle Company continued to experience declining profit margins as a result of lower unit volume sales, an intensely competitive retail environment, continued shifting of consumer preference to promotionally priced product, and pricing pressure caused by the continued dumping of bicycles in the United States by the People's Republic of China. Gross margin as a percentage of net sales declined at Huffy Sports Company and True Temper Hardware Company as a result of a shift in mix to lower margin product and increased material costs. Intense competition and a strong commitment to maintain market share caused the gross profit margin to decline at Gerry Baby Products Company. In the Services for Retail segment, gross margin as a percentage of net sales declined slightly from 1994 levels due primarily to increased labor and transportation costs at Washington Inventory Service.

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

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
    Selling, general, and administrative expenses in 1995 were $97,769, a 1.1% increase over 1994. Volume related reductions in selling, general, and administrative expenses and lower incentive compensation in 1995 were offset by increased advertising expenditures and increased expenses related to the addition of the Company's Farmington, Missouri bicycle manufacturing facility.

NET INTEREST EXPENSE
   Net interest expense was $7,906, a $2,009 increase over net interest expense for 1994. The increase in net interest expense was primarily caused by the issuance of industrial development bonds used to finance the acquisition of the Company's Farmington, Missouri bicycle facility in the third quarter of 1994.

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

NET SALES
   Net sales in 1994 were $719,485, a 5.1% decrease from net sales of $757,863 in 1993. The decrease in net sales occurred in the Consumer Products segment. Huffy Bicycle Company's net sales were lower than last year due to a soft retail sales environment resulting from 1993 retail year end inventory carryover with some customers, a shift in product mix to lower priced juvenile bicycles, and intense price competition. The discontinuance of certain product lines at True Temper Hardware Company in connection with the restructuring of the Company's lawn and garden tools business also influenced year to year comparisons. Net sales for Gerry Baby Products Company were down slightly due to a sluggish retail market. In the Services for Retail segment, net sales were a record $139,637, up 15.1% over 1993. Washington Inventory Service continued to benefit from a market shift to SKU (Stock Keeping Unit) inventories and cycle inventory counts, and a shift from in-house inventory crews to outside service crews. Huffy Service First's sales increased due to further market penetration in both the Assembly Services and Supplier Services businesses.

GROSS PROFIT
   Consolidated gross profit for 1994 was $128,607, or 17.9% of net sales, compared to $138,288, or 18.2% reported for 1993. The decrease in gross profit occurred in the Consumer Products segment. Lower unit volume sales and a shift in sales mix to lower margin juvenile bicycles, coupled with strong competitive pricing pressure caused gross profit dollars and percentages to decline at Huffy Bicycle Company. This decline was partially offset by an increase in gross profit margin at True Temper Hardware Company. Reductions in fixed manufacturing expenses and improvements in manufacturing efficiency as a result of restructuring the lawn and garden tools business were responsible for the improved gross profit margin at True Temper Hardware Company. Gross profit at Gerry Baby Products Company decreased slightly due to increased expenses associated primarily with rework to improve new product performance. Gross profit increases in the Services for Retail segment were primarily a result of increased sales volume.

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
   Selling, general, and administrative expenses in 1994 were $96,696, a
decrease of $5,797 or 5.7% from 1993.   Reduced selling, general, and
administrative expenses in 1994 are primarily a result of suc-cessful cost reduction efforts and volume related reductions in selling expenses at Huffy Bicycle Company, coupled with fixed expense reductions made in connection with the decision to restructure the business and exit certain unprofitable product lines at True Temper Hardware Company.

NET INTEREST EXPENSE
   Net interest expense decreased by 32.5% in 1994 due to the call for redemption and subsequent conversion of the Company's 7.25% Convertible Subordinated Debentures in October, 1993, and lower average short-term borrowings in 1994.

LIQUIDITY AND CAPITAL RESOURCES
   The financial condition of the Company remained strong during 1995. Company operations have historically provided a strong, positive cash flow which, along with the credit facilities maintained, provides adequate liquidity to meet the Company's operational needs. Cash provided by operations amounted to $31,008 in 1995, compared to $43,009 in 1994 and $41,422 in 1993. The Company's current ratio decreased from 1.9 at December 31, 1994 to 1.6 at December 31, 1995. The decrease was caused by a reduction in net accounts receivable which occurred at December 31, 1995 as a result of reduced fourth quarter sales volume at Huffy Bicycle Company and seasonal fluctuations of snow tool sales at True Temper Hardware Company. Committed and uncommitted short-term lines of credit total $135,000 of which $750 was outstanding at December 31, 1995. The Company believes that its capital structure provides the financial flexibility to obtain additional financing that may be necessary to fund future growth.

   Funds expended for capital additions and improvements totaled $24,365 in 1995 compared to $35,737 in 1994 and $21,322 in 1993. The significant increase in capital expenditures in 1994 is related to the acquisition and construction of a new bicycle production facility in Farmington, Missouri. In 1996, capital expenditures are expected to be approximately $21,000, reflecting continuing investment in new products and technology.

   The Company's debt to total capital ratio increased to 33.7% at December 31, 1995 compared to 32.4% at December 31, 1994 due to the impact of the current year net loss as well as the repurchase of approximately 160,000 shares of the Company's Common Stock.

RESTRUCTURING ACTIVITY
   During 1995, the Company recorded a restructure charge of $5,378 ($3,496 after-tax). The restructure plan includes a charge of $715 related to a 30% reduction in the Company's Corporate Staff, $1,280 related to a reduction in administrative and hourly employment at the Huffy Bicycle Company, and a charge of $3,883, which includes a pension curtailment expense of $3,226, related to the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility. The restructure charge is offset by a $500 restructure credit recorded to reflect revised cost estimates for certain items in the 1993 restructure charge.

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

OTHER MATTERS
   The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site. Currently, the Company, along with other PRP's, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan.

   The total accrual for estimated environmental remediation costs related to the Super Fund site and other potential environmental liabilities is approximately $2,600 at December 31, 1995. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

   Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

INFLATION
   Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 1995. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except per share data)


DECEMBER 31,                                               1995                  1994
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                           $   2,558             $   1,604
    Receivables:
         Trade                                             75,523                98,340
         Taxes and other                                    7,508                 9,245
                                                        ---------             ---------
                                                           83,031               107,585
         Less allowance for doubtful accounts               1,789                 1,783
                                                        ---------             ---------

             Net receivables                               81,242               105,802

    Inventories                                            65,175                67,954
    Deferred federal income taxes                           8,901                 8,450
    Prepaid expenses                                        5,562                 5,488
                                                        ---------             ---------
             Total current assets                         163,438               189,298
                                                        ---------             ---------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
    Land and land improvements                              1,667                 1,610
    Buildings and improvements                             38,049                33,943
    Machinery and equipment                               138,834               121,445
    Office furniture, fixtures, and equipment              28,565                26,156
    Leasehold improvements                                  4,179                 3,585
    Construction in progress                                2,946                 6,117
                                                        ---------             ---------

                                                          214,240               192,856
    Less accumulated depreciation and amortization        121,149               103,256
                                                        ---------             ---------

             Net property, plant, and equipment            93,091                89,600

OTHER ASSETS:
    Excess of cost over net assets acquired, net of
         accumulated amortization of $6,363 in 1995
         and $5,563 in 1994                                24,953                25,755
    Deferred federal income taxes                           9,166                 8,719
    Other                                                   7,898                 8,596
                                                        ---------             ---------
                                                        $ 298,546             $ 321,968
                                                        =========             =========


See accompanying notes to consolidated finanicial statements.

DECEMBER 31,                                                                   1995             1994
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Notes payable                                                          $  5,750          $       --
    Current installments of long-term obligations                             7,685               5,300
    Accounts payable                                                         39,856              43,853
    Accrued expenses:
         Salaries, wages, and other compensation                             16,526              15,486
         Insurance                                                           12,457              11,379
         Other                                                               13,732              17,739
                                                                          ---------          ----------
             Total accrued expenses                                          42,715              44,604
    Other current liabilities                                                 4,343               5,216
                                                                         ----------          ----------
             Total current liabilities
                                                                            100,349              98,973
                                                                         ----------          ----------
Long-term obligations, less current installments
Pension liability
Postretirement benefits other than pensions                                  51,236              58,611
Other liabilities                                                             7,922               8,780
                                                                             16,216              15,482
             Total liabilities                                                6,719               6,719
                                                                         ----------          ----------

SHAREHOLDERS' EQUITY:                                                       182,442             188,565
    Preferred stock, par value $1 per share                              ----------          ----------
         Authorized 1,000,000 shares
    Common stock, par value $1 per share
         Authorized 60,000,000 shares; issued 16,213,065
             shares in 1995 and 16,166,026 shares in 1994                        --                  --
    Additional paid-in capital                                               16,213              16,166
    Retained earnings                                                        60,644              60,155
    Minimum pension liability adjustment                                     79,561              94,595
    Cumulative translation adjustment                                        (3,247)             (2,859)
                                                                               (613)               (647)
                                                                         ----------           ---------
    Less cost of 2,775,096 treasury shares
         in 1995 and 2,615,993 in 1994                                      152,558             167,410
                                                                             36,454              34,007
                                                                        -----------           ---------
             Total shareholders' equity
                                                                            116,104             133,403
                                                                        -----------           ---------

                                                                        $   298,546           $ 321,968
                                                                        ===========           =========

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)


YEARS ENDED DECEMBER 31,                                            1995                       1994                     1993
Net sales                                                    $     684,752              $     719,485             $     757,863
Cost of sales                                                      588,703                    590,878                   619,575
                                                             -------------              -------------             -------------
    Gross profit                                                    96,049                    128,607                   138,288

Selling, general, and administrative expenses                       97,769                     96,696                   102,493
Restructuring costs (credits)                                        5,378                       (934)                   28,755
                                                             -------------              -------------             -------------
    Operating income (loss)                                         (7,098)                    32,845                     7,040

Other expense (income)                                               7,996                      6,425                     8,830
    Interest expense                                                   (90)                      (528)                      (91)
    Interest income                                                     35                       (688)                    1,379
    Other                                                    -------------              -------------             -------------
                                                                     7,941                      5,209                    10,118
                                                             -------------              -------------             -------------

Earnings (loss) before income taxes and cumulative
    effect of accounting change                                    (15,039)                    27,636                    (3,078)
Income tax expense (benefit)                                        (4,582)                    10,209                       755
                                                             -------------              -------------             -------------


Earnings (loss) before cumulative effect
    of accounting change                                           (10,457)             $      17,427                    (3,833)
Cumulative effect of accounting
    change, net of income taxes                                         --                         --                    (1,084)
                                                             -------------              -------------             -------------

    Net earnings (loss)                                      $     (10,457)             $      17,427                    (4,917)
                                                             =============              =============             =============
EARNINGS (LOSS) PER COMMON SHARE:
    Weighted average number of common shares                    13,423,784                 14,518,671             $  13,023,211
    Earnings (loss) per common share before
         cumulative effect of accounting change              $        (.78)             $        1.20             $        (.30)
    Cumulative effect of accounting change,
         net of income taxes                                            --                         --                      (.08)
                                                             -------------              -------------             -------------
    Net earnings (loss) per common share                     $        (.78)             $        1.20             $        (.38)
                                                             =============              =============             =============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

YEARS ENDED DECEMBER 31,                                                        1995                  1994              1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings (loss)                                                            $(10,457)             $ 17,427        $ (4,917)
Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
    Restructuring costs (credits), net of payments                                 (203)               (7,263)         28,755
    Depreciation and amortization                                                22,419                20,222          20,260
    Loss on sale of property, plant, and equipment                                  443                   135             744
    Deferred federal income tax expense (benefit)                                  (689)                6,062         (10,989)
    Increase (decrease)  in cash resulting from changes in:
        Receivables, net                                                         24,560               (12,534)         26,928
        Inventories                                                               2,779                14,190         (14,926)
        Prepaid expenses                                                            (74)                 (119)            170
        Other assets                                                             (1,978)               (1,040)           (401)
        Accounts payable                                                         (3,997)                  140         (11,650)
        Accrued expenses                                                         (1,889)                7,138           6,729
        Other current liabilities                                                  (674)                 (535)           (938)
        Postretirement benefits other than pensions                                 734                   472             820
        Other long-term liabilities                                                  --                (1,910)          1,384
        Other                                                                        34                   624            (547)
                                                                               --------              --------         -------
          Net cash provided  by operating activities                             31,008                43,009          41,422
                                                                               --------              --------         -------

                                                                                (24,365)              (35,737)        (21,322)
CASH FLOWS FROM INVESTING ACTIVITIES:                                                35                 1,725             140
                                                                               --------              --------         -------
    Capital expenditures
    Proceeds from sale of property, plant, and equipment                        (24,330)              (34,012)        (21,182)
                                                                               --------              --------         -------

          Net cash used in investing activities

CASH FLOWS FROM FINANCING ACTIVITIES:                                             5,750                (3,500)        (15,475)
    Increase (decrease) in notes payable                                            150                20,666           3,967
    Issuance of long-term obligations                                            (5,140)               (5,934)         (4,957)
    Reduction of long-term obligations                                              536                 2,299             952
    Issuance of common shares                                                    (2,447)              (20,094)           (204)
    Purchase of treasury shares                                                  (4,573)               (4,970)         (3,872)
                                                                               --------              --------         -------
    Dividends paid                                                               (5,724)              (11,533)        (19,589)
                                                                               --------              --------         -------

          Net cash used in financing activities
                                                                                    954                (2,536)            651
Net change in cash and cash equivalents
Cash and cash equivalents:                                                        1,604                 4,140           3,489
                                                                               --------              --------         -------
           Beginning of year
                                                                               $  2,558              $  1,604         $ 4,140
                                                                               ========              ========         =======
           End of year
                                                                               $  8,655              $  6,368         $ 9,188
Cash paid (refunded) during the year for:                                        (2,415)               11,050           5,612
           Interest
           Income taxes

Supplemental disclosure of non cash financing activities:
   During 1993, the Company issued 1,973,305 shares of common stock upon the conversion of $29,995 principal amount of subordinated debentures.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollar amounts in thousands, except per share data)

                                                                                              Minimum
                                                                       Additional             Pension     Cumulative
                                                               Common    Paid-In   Retained   Liability   Translation   Treasury
                                                                Stock    Capital   Earnings  Adjustment   Adjustment     Stock
BALANCE AT DECEMBER 31, 1992                                 $ 13,860   $ 29,553  $ 91,121  $ (2,415)    $  (723)     $ (13,709)

Net (loss)                                                                          (4,917)
Issuance of 2,102,956 shares in
  connection with common stock
  plans and convertible debentures                              2,103     28,506
Common dividends $.31 per share                                                     (4,175)
Purchase of 11,781 treasury shares                                                                                         (204)
Minimum pension liability
  adjustment                                                                                  (2,424)
Foreign currency
  translation adjustment                                                                                    (547)
                                                              -------   --------  --------  --------     -------      ---------


BALANCE AT DECEMBER 31, 1993                                   15,963     58,059    82,029    (4,839)     (1,270)       (13,913)

Net earnings                                                                        17,427
Issuance of 202,717 shares in
  connection with common stock
  plans                                                           203      2,096
Common dividends $.34 per share                                                     (4,861)
Purchase of 1,326,346 treasury shares                                                                                   (20,094)
Minimum pension  liability
  adjustment                                                                                   1,980
Foreign currency
  translation adjustment                                                                                     623
                                                              -------   --------   -------  --------     -------      ---------


BALANCE AT DECEMBER 31, 1994                                   16,166     60,155    94,595    (2,859)       (647)       (34,007)

Net (loss)                                                                         (10,457)
Issuance of 47,039 shares in
  connection with common stock
  plans                                                            47        489
Common dividends $.34 per share                                                     (4,577)
Purchase of 159,103 treasury shares                                                                                      (2,447)
Minimum pension liability
  adjustment                                                                                    (388)
Foreign currency
  translation adjustment                                                                                      34
                                                            ---------   --------   -------  --------     -------      ---------

BALANCE AT DECEMBER 31, 1995                                $  16,213    $60,644   $79,561  $ (3,247)    $  (613)     $ (36,454)
                                                            =========   ========   =======  ========     =======      =========

See accompanying notes to consolidated financial statements.

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

   (c) Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1995.

   (d) Inventories -- Inventories are valued at cost (not in excess of market) determined by the last-in, first-out (LIFO) method for all bicycle and basketball inventories. Baby products and lawn and garden tools inventories are valued on the first-in, first-out (FIFO) method. At December 31, 1995 and 1994, 51% and 48%, respectively, of the Company's inventories were valued using the LIFO method.

   (e) Property, Plant, and Equipment -- Depreciation and amortization of plant and equipment is provided on the straight-line method.

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

   (g) Postemployment Benefits -- Effective January 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires companies to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," or SFAS No. 5, "Accounting for Contingencies." Prior to 1993, the cost of providing these benefits was charged against income as incurred.

   (h) Disclosures About the Fair Value of Financial Instruments -- The carrying amount of cash and cash equivalents, trade receivables, trade accounts payable, notes payable to bank, and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of the Company's long-term debt obligations is disclosed in Note (4).

   (i) Earnings (Loss) Per Common Share -- Net earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. No effect has been given to options outstanding under the Company's Stock Option Plans as no material dilutive effect would result from the issuance of these shares.

   If the 7.25% convertible subordinated debentures had been converted during 1993, the inclusion of additional shares would have been anti-dilutive.

   (j) Foreign Currency Translation -- The functional currency of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity.

   (k) Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   (l) Reclassifications -- Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

   (m) Newly Issued Accounting Standards -- In October, 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. Companies will have the option of recognizing compensation expense in the financial statements for virtually all stock-based compensation arrangements based upon the fair value of the option at the grant date, or alternatively, continuing to recognize compensation expense based on the intrinsic value of the option on the measurement date in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). This statement is required to be adopted in 1996.

   While the Company intends to continue to recognize compensation expense using the method prescribed by APB No. 25, the Company has not adopted SFAS No. 123 in 1995 and has not determined the impact it may have on the Company's financial statement disclosures in future years.

(2) RESTRUCTURING PROVISION

   During 1995, the Company recorded a restructure charge of $5,378 ($3,496 after-tax). The restructure plan includes a charge of $715 related to a 30% reduction in the Company's Corporate Staff, $1,280 related to a reduction in administrative and hourly employment at the Huffy Bicycle Company, and a charge of $3,883, which includes a pension curtailment expense of $3,226, related to the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility. The restructure charge is offset by a $500 restructure credit recorded to reflect revised cost estimates for certain items in the 1993 restructure charge. The remaining restructure reserve which is included with other current liabilities at December 31, 1995 includes $657 of contract settlement charges and $1,173 of unpaid severance and related expenditures. The Company anticipates that the remaining balance in the restructure reserve will be expended during 1996.

   In the fourth quarter of 1993, the Company recorded a $28,755 ($20,329 after-tax) charge to restructure operations of its lawn and garden tools business. The restructuring plan included the write-down or write-off of impaired fixed assets, inventory and goodwill, consolidation of certain manufacturing facilities, the discontinuation of certain unprofitable product lines, and the related reduction in production and administrative personnel. The restructure charge was comprised of $19,459 of non cash asset write-offs, a charge of $2,792 for facilities consolidation costs, a charge of $4,363 for severance and related costs, and a charge of $2,141 for estimated operating losses of discontinued product lines.

   During 1994, the Company substantially completed the restructuring of its lawn and garden tools business. The restructuring accomplished during the year included the relocation of manufacturing and distribution facilities in Anderson, South Carolina and Ontario, Canada to Camp Hill, Pennsylvania and the sale of assets related to the discontinued pruning and spreader product lines. Restructure credits of $500 in 1995 and $934 in 1994 were recorded to reflect the revised cost estimates for certain items included in the 1993 charge.

(3) INVENTORIES

   The components of inventories are as follows:

                                1995          1994
Finished goods             $   31,715    $   24,456
Work-in-process                10,587        12,480
Raw materials
    and supplies               31,729        39,875
                           ----------    ----------
                               74,031        76,811
Excess of FIFO
    cost over LIFO
    inventory value            (8,856)       (8,857)
                           ----------    ----------
                           $   65,175    $   67,954
                           ----------    ----------


(4) LINES OF CREDIT AND
LONG-TERM OBLIGATIONS

   During 1995, the Company had a short-term committed line of credit with various banks in the form of a $50,000 revolving credit agreement, expiring December 31, 1997. The Company also had $85,000 in uncommitted lines of credit on a no fee basis, of which $750 was outstanding at December 31, 1995, and a $5,000 non-interest bearing loan from the Missouri Department of Economic Development and the City of Farmington, Missouri due on September 1, 1996.

     Short-term borrowings are summarized as follows:

                                   1995           1994
Unsecured notes payable:
  Average borrowings         $   15,441      $   4,166
  Maximum at any
    month end                    45,580         27,250
  Weighted
    average rate                  6.15%          3.61%

   Long-term obligations are summarized as follows:

                                    1995           1994
Unsecured notes payable:
  9.62% due serially
    through 2000                $  21,000     $  24,000
  9.81% due serially
    through 1998                   12,400        14,200
8.23% Industrial
    Development
    Bonds                          20,000        20,000
Other                               5,521         5,711
                                 --------      --------
                                   58,921        63,911

Less current
  installments                      7,685         5,300
                                 --------      --------
                                   51,236        58,611
                                 --------      --------

    Industrial Development Bonds were used to provide financing for the acquisition, construction, and installation of equipment and certain industrial facilities in Farmington, Missouri. The bonds mature serially from 2000 through 2014.

   Certain of the loan agreements contain covenants which, among other things, require the Company to maintain current assets equal to 150% of current liabilities, limit the percentage of capitalization from funded debt, and require that certain levels of net worth be maintained.

   Principal payments required on long-term obligations during each of the years 1997 through 2000 are approximately $7,400, $7,700, $6,300, and $7,700, respectively.

   The estimated fair value of the Company's long-term obligations at December 31, 1995 and 1994 was approximately $64,500 and $67,600, respectively. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(5) PREFERRED STOCK

   Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized, unissued shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.

   The Company entered into a Right's Agreement with its transfer agent in 1988, as amended in 1991 and 1994, and the Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, Preferred Share Purchase Rights entitle the holder to purchase, at a price of $60.00, one one-hundredth of a share of Series C Cumulative Preferred Stock, subject to adjustment. The Rights become exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances, all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable the Rights will entitle the holder to buy a number of the acquiring company's common shares having a market value at that time of twice each Right's current exercise price.

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

(6) COMMON STOCK AND COMMON STOCK PLANS

   The 1988 Stock Option Plan and Restricted Share Plan authorizes the issuance of non-qualified stock options, incentive stock options and stock appreciation rights, although no incentive stock options or stock appreciation rights have been issued, and allows for the subscription of restricted shares of Common Stock, also none of which have been issued. The total number of shares which may be issued under this Plan shall not exceed 1,125,000 shares. Under the 1984 Stock Option Plan, both incentive stock options and non-qualified stock options were granted. Under this Plan, no additional options can be granted; however, non-qualified stock options remain outstanding and exercisable.

   The 1987 Director Stock Option Plan authorizes the automatic issuance of non-qualified stock options to members of the Board of Directors who are not employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. The total number of shares issued under the Plan shall not exceed 337,500 shares, and such shares cannot include stock appreciation rights.



   Activity in 1995 and 1994 for the Common Stock Option Plans was as follows:


                                              1995                      1995              1994                  1994
                                            Number              Option Price            Number          Option Price
1988 AND 1984 PLANS                      of Shares                 Per Share         of Shares             Per Share
Outstanding at January 1                   816,404           $    4.83-20.00           826,225         $  4.83-20.00
    Granted                                336,080               10.38-11.13           237,966           14.38-19.00
    Cancelled                             (156,719)               8.75-20.00          (144,832)           5.44-20.00
    Exercised                              (38,609)               4.83-11.33          (102,955)           4.83-11.33
                                    --------------           ---------------      ------------         -------------
Outstanding at December 31                 957,156           $    5.44-20.00           816,404         $  4.83-20.00
                                    --------------           ---------------      ------------         -------------
Exercisable at December 31                 377,233           $    5.44-20.00           334,590         $  4.83-20.00
                                    --------------           ---------------      ------------         -------------

1987 DIRECTOR STOCK OPTION PLAN
Outstanding at January 1                   179,727           $     .67-17.63           113,142         $   .67-13.67
    Granted                                  6,293                      1.00            66,585            1.00-17.63
    Exercised                               (1,143)                     1.00                --                    --
                                    --------------           ---------------      ------------         -------------
Outstanding at December 31                 184,877           $     .67-17.63           179,727         $   .67-17.63
                                    --------------           ---------------      ------------         -------------
Exercisable at December 31                 111,999           $     .67-13.67           107,238         $   .67-13.67
                                    --------------           ---------------      ------------         -------------


   The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's Common Stock at a price approximating 90% of the closing price of the Common Stock on the offering date.

   During 1995 and 1994, 7,350 and 99,762 shares of Common Stock, respectively, for which options had been granted, were issued at an average purchase or option price of $15.45 and $13.77 per share, respectively. At December 31, 1995, rights to purchase 73,800 shares were outstanding under this Plan at an exercise price of $11.36 per share and 565,673 additional shares were available for issuance.

(7) COMMITMENTS AND
CONTINGENCIES

   The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $7,450, $6,950, and $4,900 in 1995, 1994, and 1993, respectively.

   Future minimum rental commitments under non-cancellable operating leases at December 31, 1995 are as follows:

                                         Amount
1996                              $       6,360
1997                                      4,747
1998                                      4,041
1999                                      3,799
2000                                      3,474
Thereafter                               15,572
                                  -------------
    Total minimum payments        $      37,993
                                  =============


   The Company is subject to a number of lawsuits, investigations, and claims arising out of the conduct of its business primarily related to commercial transactions and product liability. While it is not feasible to predict the outcome of all pending suits and claims, management is of the opinion that their ultimate disposition will not have a material adverse effect upon the consolidated financial position, liquidity, or ongoing results of operations of the Company.

(8) ENVIRONMENTAL EXPENDITURES

   Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

   The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site ("Superfund"). Currently, the Company, along with other PRP's, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants, and consider, when available, estimates by other PRP's and governmental agencies and information regarding the financial viability of other PRP's. Based upon information currently available, the Company believes it is unlikely that it will incur substantial previously unanticipated costs as a result of failure by other PRP's to satisfy their responsibilities for remediation costs.

   The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $2,600 at December 31, 1995. This accrual has not been discounted, and does not reflect any possible future third party recoveries. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

   Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

(9) BENEFIT PLANS

   The Company sponsors defined benefit pension plans covering certain salaried and hourly employees. Benefits to salaried employees are based upon the highest three consecutive years of earnings out of their last ten years of service; benefits to hourly workers are based upon their years of credited service. Contributions to the plans reflect benefits attributed to employees' service to date and also to services expected to be provided in the future. Plan assets consist primarily of common and preferred stocks, common stock index funds, investment grade corporate bonds, and U.S. government obligations.

   In accordance with SFAS No. 87, the Company has recorded an additional minimum pension liability of $7,922 at December 31, 1995 and $8,780 at December 31, 1994, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The change in the excess minimum pension liability, net of income taxes, resulted in a charge to equity of $388 in 1995 and a credit to equity of $1,980 in 1994.

   In connection with the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility, future benefits were suspended under one of the Company's defined benefit plans and a curtailment charge of $3,226 was included in restructure costs. The suspended plan will be replaced with participation in a multiemployer defined contribution plan.

   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1994:

                                                 1995             1995              1994           1994

                                               Assets      Accumulated            Assets    Accumulated
                                               Exceed         Benefits            Exceed       Benefits
                                          Accumulated           Exceed       Accumulated         Exceed
                                             Benefits           Assets          Benefits         Assets
Actuarial present value
of benefit obligations:

Vested benefit obligation                  $   24,925       $   38,466          19,846        $  27,587
                                           ----------       ----------      ----------        ---------
Accumulated benefit obligation                 26,688           42,954          21,302           32,612
                                           ----------       ----------      ----------        ---------
Projected benefit obligation for
    service rendered to date                   32,161           45,526          25,360           34,278
Plan assets at fair value                      32,803           30,485          26,324           22,477
                                           ----------       ----------      ----------        ---------
  Plan assets in excess of (less than)
    projected benefit obligation                  642          (15,041)            964          (11,801)
Unamortized transition asset                   (2,037)            (557)         (2,300)            (597)
Unrecognized prior service cost                  (656)           3,595            (763)           6,044
Unrecognized net loss                           3,704            7,378           3,331            4,941
Adjustment required to recognize
    minimum liability                              --           (7,922)             --           (8,780)
                                           ----------       ----------      ----------        ---------
  Pension costs prepaid (accrued)
         at year end                       $    1,653          (12,547)     $    1,232          (10,193)
                                           ----------       ----------      ----------        ---------

Net pension cost included the following components:

                                                                     1995                1994            1993
    Service cost benefits earned during the period            $     2,506          $    3,256       $   1,994
    Interest cost on projected benefit obligation                   5,292               4,882           4,215
    Actual return on plan assets                                   (9,066)                629          (4,812)
    Net amortization and deferral                                   4,907              (4,759)            592
                                                              -----------          ----------       ---------
         Net periodic pension cost                            $     3,639          $    4,008       $   1,989
                                                              -----------          ----------       ---------

ACTUARIAL ASSUMPTIONS:
    Weighted average discount rate                                  7.25%                8.5%           7.25%
    Rate of return on assets                                         9.5%                9.5%           10.0%
    Rate of increase in compensation                                 5.0%                5.0%            5.0%



   The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $755, $920, and $834 in 1995, 1994, and 1993, respectively.

(10) OTHER POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

   In addition to the Company's defined benefit pension plans, the Company sponsors several defined benefit health care and life insurance plans that provide postretirement medical, dental, and life insurance benefits to full-time employees who meet minimum age and service requirements. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

   The Company also sponsors a deferred compensation plan for the benefit of highly compensated management employees. The eligible employees make contributions to the plan and receive postretirement benefits based upon a stated rate of return on those contributions. The Company's policy is to fund the cost of the benefits in amounts determined at the discretion of management.

   For measurement purposes, in 1996, a 10.0% health care cost trend rate was assumed for expenses of participants under age 65; this rate was assumed to decrease gradually to 5.5% by the year 2002 and remain at that level thereafter. In addition, for 1996 an 8.0% health care cost trend rate was assumed for expenses of participants over age 65; this rate was assumed to decrease gradually to 5.5% by the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $1,849 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1995 by $240.

   The following table presents the plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1994 and the net periodic postretirement benefit cost recorded in the Company's 1995 and 1994 Consolidated Statements of Operations:


                                                     Health Care and               Deferred
                                                      Life Insurance           Compensation
                                                               Plans                   Plan              Total
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
    Retirees                                             $     5,290            $     2,022       $      7,312
    Fully eligible active plan participants                    1,081                  1,601              2,682
    Other active plan participants                             6,927                     --              6,927
                                                         -----------            -----------       ------------
                                                              13,298                  3,623             16,921
                                                                (360)                  (345)              (705)
UNRECOGNIZED NET LOSS                                    -----------            -----------       ------------

         Postretirement benefits other than pensions
           accrued at year end                           $    12,938            $     3,278       $     16,216
                                                         -----------            -----------       ------------
NET PERIODIC POSTRETIREMENT BENEFIT COST:
    Service cost                                         $       504            $        --       $        504
    Interest cost                                                979                    262              1,241
    Net amortization                                              (3)                    --                 (3)
                                                         -----------            -----------       ------------
         Net periodic postretirement benefit cost        $     1,480            $       262       $      1,742
                                                         -----------            -----------       ------------
ACTUARIAL ASSUMPTIONS:
    Weighted average discount rate used to
         determine postretirement benefit obligation           7.25%                  7.25%
    Health care cost trend rate for expenses of
         participants under age 65                            10.75%
    Health care cost trend rate for expenses of
         participants over age 65                              8.75%



                                                       Health Care and          Deferred
                                                        Life Insurance      Compensation
                                                                 Plans              Plan             Total
1994
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:

    Retirees                                               $     4,723       $     1,912       $     6,635
    Fully eligible active plan participants                        957             1,596             2,553
    Other active plan participants                               4,974                --             4,974
                                                           -----------       -----------       -----------
                                                                10,654             3,508            14,162
UNRECOGNIZED NET GAIN                                            1,307                13             1,320
                                                           -----------       -----------       -----------
         Postretirement benefits other than pensions
           accrued at year end                             $    11,961       $     3,521       $    15,482
                                                           -----------       -----------       -----------
Net periodic postretirement benefit cost:
    Service cost                                           $       507       $        --       $       507
    Interest cost                                                  830               275             1,105
    Net amortization                                                (3)               --                (3)
                                                           -----------       -----------       -----------
         Net periodic postretirement benefit cost          $     1,334       $       275       $     1,609
                                                           -----------       -----------       -----------
Actuarial assumptions:
    Weighted average discount rate used to determine
             postretirement benefit obligation                   8.50%             8.50%
    Health care cost trend rate for expenses of
             participants under age 65                          12.00%
    Health care cost trend rate for expenses of
             participants over age 65                           10.00%



   The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The cumulative effect of adopting SFAS No. 112 amounted to $1,668 ($1,084 after-tax). Ongoing operating expenses increased marginally as a result of adopting SFAS No. 112.

(11) INCOME TAXES

   The provisions for federal and state income taxes attributable to income from continuing operations before cumulative effect of accounting change consist of:

                        1995         1994       1993
Current tax
     expense
       (benefit):
     Federal       $  (4,399)   $   2,971   $  9,458
     State               498        1,150      1,598
     Foreign               8           26        105
                   ---------    ---------   --------
                      (3,893)       4,147     11,161

Deferred tax
     expense
       (benefit)        (689)       6,062    (10,406)
                    ---------    ---------   --------

  Total tax
     expense
       (benefit)   $  (4,582)   $  10,209   $    755
                   =========    =========   ========


   The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1991.

   The components of the net deferred tax asset as of December 31, 1995 and 1994 were as follows:

                                       1995        1994
DEFERRED TAX ASSETS:
Allowance for
  doubtful accounts              $      603   $     592
Inventory
  obsolescence reserve                  795         911
Workers' compensation                 1,585       1,567
Product liability                     2,063       1,719
Deferred compensation                 1,578       1,733
Accrued vacation                      1,197       1,256
Restructuring reserves                  284         791
Pension liability                     2,866       1,724
Postretirement
  benefits other
  than pensions                       5,679       5,413
Environmental reserves                  902       1,268
Severance reserves                    1,142          --
Other liabilities
  and reserves                        3,797       3,768
                                 ----------   ---------
    Total deferred
      tax assets                     22,491      20,742
                                 ----------   ---------

DEFERRED TAX LIABILITIES:
Property, plant, and
  equipment                           2,416       1,972
Other assets                          2,008       1,601
                                 ----------   ---------
      Total deferred
        tax liabilities               4,424       3,573
                                 ----------   ---------

Net deferred
  tax asset                      $   18,067   $  17,169
                                 ==========   =========

   Management expects that the Company's future levels of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, a valuation allowance has not been established.

   The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes and cumulative effect of accounting change.


                                                                  1995                          1994                        1993
   Earnings (loss) before income taxes and                $   (15,039)                  $     27,636                   $  (3,078)
        cumulative effect of accounting change            -----------                   ------------                   ---------


      Tax provision computed at statutory rate
   Increase (reduction) in taxes due to:                  $    (5,264)                  $      9,673                   $  (1,077)
     Impact of foreign losses for which a current
         tax benefit is not available
     State income taxes (net of federal tax benefit)
     Goodwill amortization                                        220                            302                          31
     Foreign sales corporation                                     84                            748                       1,039
     Insurance proceeds                                           270                            270                       1,615
     Non-deductible meals and entertainment                      (202)                          (218)                        (67)
     Reduction in liability due to favorable                       --                           (670)                         --
         IRS settlement                                           323                            274                         107
     Change in statutory tax rate
     Intangible asset write-down                                   --                             --                        (900)
     Miscellaneous                                                 --                             --                        (315)
                                                                   --                             --                         499
         Actual tax provision                                     (13)                          (170)                       (177)
                                                          -----------                   ------------                   ---------
                                                          $    (4,582)                  $     10,209                   $     755
                                                          -----------                   ------------                   ---------

(12) BUSINESS SEGMENTS

     Huffy Corporation is a diversified manufacturer and supplier of bicycles, basketball backboards, lawn and garden tools, juvenile products, and inventory, assembly, and supplier services. Bicycles, basketball and juvenile products are sold predominantly through national and regional high volume retailers in the United States. Lawn and garden products are sold both directly and through wholesale distributors to national and regional high volume retailers in the United States. In-store assembly, repair, and display services are provided to major retailers in fifty states, Puerto Rico, Canada and the Virgin Islands. Merchandising services (product resets and periodic maintenance of displays) are marketed to manufacturers who supply high volume retailers. Physical inventory services are marketed on a nationwide basis to mass retailers, drug stores, home centers, sporting goods stores, specialty stores, and grocery stores.

     As a result of the continued concentration of sales to high volume retailers in the juvenile products industry, and the similarity and growing importance of markets, marketing methods, and channels of distribution of all of the Company's manufactured products, the Company has reclassified its operations into the following business segments:

o CONSUMER PRODUCTS --juvenile products, bicycles, basketball backboards and related products, and lawn and garden tools.

o SERVICES FOR RETAIL -- in-store assembly, repair, and display services as well as inventory counting services.

   A summary of the Company's 1995, 1994, and 1993 operations by business segment is as follows:

                                                   Earnings (Loss)
                                                     Before Income
                                                         Taxes and
                                                 Cumulative Effect                               Depreciation
                                                     of Accounting           Identifiable                 and             Capital
                                      Sales                 Change                 Assets        Amortization        Expenditures
1995

Consumer Products             $     541,630           $    (6,945)(1)       $     239,623       $     18,125       $      20,282
Services for Retail                 143,587                 4,819                  37,060              3,766               3,997
Eliminations                           (465)               (7,996)
Interest expense                                               90
Interest income                                            (5,007)(1)              21,863                528                  86
General corporate
                              -------------           -----------           --------------      ------------         -----------
                                $   684,752           $   (15,039)          $     298,546       $     22,419       $      24,365
                              -------------           -----------           --------------      ------------         -----------


1994
Consumer Products             $     581,251           $    29,314           $     262,157       $     15,830        $     31,933
Services for Retail                 139,637                 8,632                  40,089              3,833               3,627
Eliminations                         (1,403)
Interest expense                                           (6,425)
Interest income                                               528
General corporate                                          (4,413)                 19,722                559                 177
                              -------------           -----------           --------------      ------------         -----------
                                    719,485           $    27,636           $     321,968       $     20,222        $     35,737
                              -------------           -----------           --------------      ------------         -----------

1993
Consumer Products             $     637,913           $     3,316(2)        $     256,592       $     16,151         $    17,754
Services for Retail                 121,284                 6,779                  36,809              3,506               3,226
Eliminations                         (1,334)
Interest expense                                           (8,830)
Interest income                                                91
General corporate                                          (4,434)                 23,331                603                 342
                              -------------           -----------           --------------      ------------         -----------
                              $     757,863           $    (3,078)          $     316,732       $     20,260         $    21,322
                              -------------           -----------           --------------      ------------         -----------





(1) Includes a net restructure charge of $4,663 in the Consumer Products segment related to personnel reductions and the related negotiation of a concessionary labor contract and $715 in general corporate expenses related to personnel reductions.

(2) Includes a $28,755 provision to restructure the Company's lawn and garden tools business, a charge of $858 associated with the disposition of previous manufacturing facility and move to new facility, and a charge of $502 for asset write-offs associated with discontinued product.

        In 1995, two customers individually accounted for 13% and 12% of total consolidated net sales. In 1994 , three customers individually accounted for 12%, 13%, and 10% of total consolidated net sales. In 1993, two customers individually accounted for 13% and 13% of total consolidated net sales.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

   Quarterly financial data for the years 1995 and 1994 are as follows:

                                              1st          2nd          3rd           4th
                                           Quarter      Quarter      Quarter         Quarter         Total(1)
1995
Net sales                             $ 200,653     $  200,401     $ 148,894    $   134,804     $  684,752
Gross profit                             36,426         29,856        17,402         12,365         96,049
Net earnings (loss)(2)                    4,415            349        (4,491)       (10,730)       (10,457)
EARNINGS (LOSS) PER
   COMMON SHARE                       $     .33     $      .03     $    (.33)   $      (.80)    $     (.78)
                                      ---------     ----------     ---------    -----------     ----------

1994
Net sales                             $ 189,220     $  214,898      $153,332    $   162,035     $  719,485
Gross profit                             35,986         41,063        26,795         24,763        128,607
Net earnings(3)                           4,845          7,961         2,602          2,019         17,427
EARNINGS PER COMMON SHARE             $     .33     $      .53     $     .18    $       .14     $     1.20
                                      ---------     ----------     ---------    -----------     ----------

    (1)   Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.

    (2)   Net earnings (loss) includes a restructure charge of $2,115 in the second quarter, a restructure credit of $275 in the third quarter, and a net restructure charge of $3,538 in the fourth quarter.

    (3)   Net earnings include a fourth quarter credit to the restructure provision of $934.






COMMON STOCK



   Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Common Stock during the years ended December 31, 1995 and 1994 were as follows:


YEAR ENDED DECEMBER 31,1995


                       Common Stock   Dividends
                        Price Range    Declared

Quarter            High        Low
First         $  15-7/8   $      15    $   .085
Second           15-3/8      12-1/2        .085
Third            13-1/4      11-1/8        .085
Fourth           11-5/8          10        .085
                                        -------
Total                                  $   .340
                                       --------


Year ended December 31, 1994

                       Common Stock   Dividends
                        Price Range    Declared

Quarter            High         Low
First         $  19-1/2   $  17-3/4    $   .085
Second           18-5/8      15-3/8        .085
Third            16-1/8          14        .085
Fourth               16          14        .085
                                       --------
Total                                  $   .340
                                       --------


   As of December 31, 1995 there were 13,437,969 shares of Huffy Corporation Common Stock outstanding and there were 3,688 shareholders of record. Management estimates an additional 8,000 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1995 totaled 7,238,800 shares. The average number of common shares outstanding during this period was approximately 13,424,000 shares.

SHAREHOLDER INFORMATION
                                             TRANSFER AGENT AND REGISTRAR FOR
ANNUAL MEETING                               COMMON STOCK
The annual Meeting of Shareholders           Society National Bank
will be held April 26, 1996 at               KeyCorp Shareholder Services, Inc.
10:00 a.m., Eastern Daylight Time,           P.O. Box 6477
at the Huffy Service First, Inc.             Cleveland, Ohio 44101
facility, 8521 Gander Creek                  (800) 542-7792
Drive, Miamisburg, Ohio. Share-
holders are cordially invited to             DIVIDENDS
attend.                                      Dividends are payable quarterly
                                             as declared by the Board of
STOCK EXCHANGE                               Directors. Huffy has paid a
New York Stock Exchange, Symbol HUF          dividend on its Common Stock
                                             each year since becoming publicly
PRIMARY BUSINESS LOCATIONS                   traded on November 15, 1966.
Huffy Corporation
225 Byers Road                               DIVIDEND REINVESTMENT
Miamisburg, Ohio 45342                       A dividend reinvestment program
(513) 866-6251                               is available to holders of Huffy
                                             Corporation Common Stock. Share-
Huffy Bicycle Company                        holders interested in partici-
410 Grand Lake Road                          pating should contact either the
Celina, Ohio 45822                           transfer agent or Huffy Corpora-
(419) 586-5171                               tion, P.O. Box 1204, Dayton,
                                             Ohio 45401, Attention: Vice
Gerry Baby Products Company                  President-Treasurer.
1500 East 128th Avenue
Thornton, Colorado 80241                     AUDITORS
(303) 457-0926                               KPMG Peat Marwick LLP

True Temper Hardware Company                 FORM 10-K
465 Railroad Avenue                          Shareholders interested in obtain-
Camp Hill, Pennsylvania 17001                ing Huffy Corporation's Annual
(717) 737-1500                               Report or Form 10-K filed with
                                             the Securities and Exchange
Huffy Sports Company                         Commission may obtain a copy by
2021 MacArthur Road                          writing Huffy Corporation, P.O.
Waukesha, Wisconsin 53188                    Box 1204, Dayton, Ohio 45401,
(414)548-0440                                Attention: Vice President-
                                             Treasurer.
Washington Inventory Service
9265 Sky Park Court, Ste. 100
San Diego, California 92123                  SHAREHOLDER COMMUNICATIONS
(619) 565-8111                               Communications concerning lost
                                             certificates, transfer require-
Huffy Service First, Inc.                    ments, address changes, and
8521 Gander Creek Drive                      Common Stock dividend checks
Miamisburg, Ohio 45342                       should be sent to Society National
(513) 438-3664                               Bank, KeyCorp Shareholder Ser-
                                             vices, Inc., P.O. Box 6477,
ADDITIONAL OPERATING LOCATIONS               Cleveland, Ohio 44101, (800)
-- Cork, Ireland                             542-7792.
-- Farmington, Missouri
-- Harrisburg, Pennsylvania                  The Management of Huffy Corporation
-- North Vernon, Indiana                     welcomes comments and suggestions
-- Pine Valley, New York                     from shareholders and investors.
-- Suring, Wisconsin                         Call the Vice President -
-- Union City, Pennsylvania                  Treasurer, (513) 866-6251.
-- Wallingford, Vermont

                                       29