Form 10-K405, Exhibit 13
period 1996-12-31
HUFFY CORP
filed 1997-02-14
CIK 225463

                                                                    Exhibit 13



TEN-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)

(Dollar amounts in thousands, except per share data)

                                                                                 1996               1995                 1994

SUMMARY OF OPERATIONS

Net sales                                                                    $701,879           $684,752             $719,485
Gross profit                                                                  117,973             96,049              128,607
      Selling, general, and administrative expenses                           102,378             97,769               96,696
Operating income (loss) [1]                                                    15,595             (7,098)              32,845
      Other (income) expense, net [2]                                            (517)                35                 (688)
Earnings (loss) before interest, taxes, and
   cumulative effect of accounting changes                                     16,112             (7,133)              33,533
      Interest expense, net                                                     7,261              7,906                5,897
Earnings (loss) before income taxes and
   cumulative effect of accounting changes                                      8,851            (15,039)              27,636
      Income tax expense (benefit)                                              2,394             (4,582)              10,209
Earnings (loss) before cumulative effect of accounting changes                  6,457            (10,457)              17,427
Cumulative effect of accounting changes, net of income taxes                       --                 --                   --
Net earnings (loss)                                                             6,457            (10,457)              17,427
-----------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share: [3]
   Primary                                                                        .48               (.78)                1.20
   Fully diluted [4]                                                              .48               (.78)                1.20
-----------------------------------------------------------------------------------------------------------------------------

Common dividends declared                                                       4,582              4,577                4,861
Common dividends per share                                                        .34                .34                  .34
Capital expenditures for plant and equipment                                   17,683             24,365               35,737
Weighted average common shares outstanding:
   Primary                                                                     13,452             13,424               14,519
   Fully diluted                                                               13,452             13,424               14,519
-----------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END

Total assets                                                                  316,025            298,546              321,968
Working capital                                                                64,865             63,089               90,325
Net investment in plant and equipment                                          89,759             93,091               89,600
Notes payable                                                                  38,910              5,750                   --
Long-term obligations                                                          43,897             51,236               58,611
Shareholders' equity                                                          115,972            116,104              133,403
Equity per share                                                                 8.67               8.64                 9.85
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS

Net cash provided by (used in) operating activities                            (2,652)            31,008               43,009
Net cash used in investing activities                                         (17,657)           (24,330)             (34,012)
Net cash provided by (used in) financing activities                            19,872             (5,724)             (11,533)
Net change in cash and cash equivalents                                          (437)               954               (2,536)
-----------------------------------------------------------------------------------------------------------------------------

RATIOS AND MISCELLANEOUS

Net profit margin (before cumulative effect of accounting changes)                  0.9%             N/A                  2.4%
Average working capital turnover                                                   10.1              8.3                  7.8
Return on net assets                                                               5.1%              N/A                  8.9%
Return on beginning shareholders' equity                                           5.6%              N/A                 12.8%
Current ratio                                                                       1.5              1.6                  1.9
Debt/total capital                                                                30.7%             33.7%                32.4%
-------------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                                   3,570              3,688                4,196

[1] Operating loss in 1995 includes a net restructure provision of $5,378 related to personnel reductions and the negotiation of a concessionary labor contract. Operating income in 1994 includes a restructure credit of $934 related to a 1993 charge. Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tools business.

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

N/A - Not Applicable.



       1993               1992                1991               1990               1989               1988             1987



   $757,863           $703,345            $678,936           $516,744           $449,389           $335,713         $340,551
    138,288            122,608             132,485            102,545             84,638             62,847           67,328
    102,493             95,163              92,499             69,957             57,972             45,511           46,726
      7,040             27,445              39,986             32,588             26,666             17,336           20,602
      1,379               (497)                482               (370)              (605)             5,704              352

      5,661             27,942              39,504             32,958             27,271             11,632           20,250
      8,739              9,321               8,047              4,390              3,467              3,856            3,048

     (3,078)            18,621              31,457             28,568             23,804              7,776           17,202
        755              6,778              11,630             10,561              8,811              3,240            7,111
     (3,833)            11,843              19,827             18,007             14,993              4,536           10,091
     (1,084)            (7,628)                 --                 --                 --                 --               --
     (4,917)             4,215              19,827             18,007             14,993              4,536           10,091
----------------------------------------------------------------------------------------------------------------------------



       (.38)               .33                1.52               1.37               1.17                .36              .81
       (.38)               .33                1.41               1.28               1.11                .36              .78
-------------------------------------------------------------------------------------------------------------------------------

      4,175              3,809               3,740              3,461              3,071              2,613            2,333
        .31                .30                 .29                .27                .24                .20              .19
     21,322             23,914              24,509              9,832             14,143             14,786            6,806

     13,023             12,903              13,056             13,157             12,882             12,641           12,441
     13,023             12,903              15,114             15,179             14,271             13,376           13,415
-------------------------------------------------------------------------------------------------------------------------------





    319,337            335,328             316,577            297,310            234,532            183,255          149,259
     93,595             91,308              99,110             87,558             80,189             45,884           61,649
     73,647             80,020              72,226             65,423             45,659             41,360           27,895
      3,500             18,975                  --                 --                 --                 --               --
     43,211             74,918              80,208             84,348             57,525             37,196           15,181
    136,029            117,687             124,997            106,747             95,645             80,776           78,914
       9.27               9.35                9.68               8.39               7.43               6.50             6.35
-------------------------------------------------------------------------------------------------------------------------------



     41,422             11,417              15,169             16,356             24,344             23,862           10,697
    (21,182)           (22,374)            (21,784)           (61,974)           (12,642)           (38,215)          (6,428)
    (19,589)             5,984              (6,774)            15,596             24,819             16,869           (3,159)
        651             (4,973)            (13,389)           (30,022)            36,521              2,516            1,110
-------------------------------------------------------------------------------------------------------------------------------



        N/A                1.7%                2.9%               3.5%               3.3%               1.4%             3.0%
        8.2                7.4                 7.3                6.2                6.9                6.2              5.9
        N/A                4.1%               11.5%              13.8%              13.7%               6.7%            12.5%
        N/A                3.4%               18.6%              18.8%              18.6%               5.7%            14.7%
        1.9                1.8                 2.0                2.0                2.1                1.8              2.2
       26.6%              40.5%               40.3%              45.7%              40.5%              33.3%            17.3%
-------------------------------------------------------------------------------------------------------------------------------
      3,760              3,883               3,016              2,410              2,473              2,180            2,173


INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND
SHAREHOLDERS, HUFFY CORPORATION:

===============================================================================

         We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
----------------------------
KPMG Peat Marwick LLP

February 12, 1997
Cincinnati, Ohio

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS
OF OPERATIONS

(Dollar amounts in thousands, except per share data)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31,
1995
================================================================================

         The Company recorded net earnings of $6,457 in 1996, compared to a net loss of $10,457 reported in 1995. The 1995 net loss included an after-tax restructure charge of $3,496 to reflect severance and related costs associated with a reduction of the Company's corporate and Huffy Bicycle Company workforce and other costs associated with a new concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility.

         Net earnings per share of common stock were $.48 in 1996 compared to a net loss of $.78 in 1995. If the net loss were adjusted to exclude the impact of the restructuring charge in 1995, net loss per common share would have been $.52 in 1995.

Net Sales

         Net sales in 1996 were $701,879, a 2.5% increase over net sales of $684,752 in 1995. Net sales in the Consumer Products segment increased by 1.2% over 1995. Net sales were positively impacted by increased sales of lawn and garden and juvenile products, reflecting market gains as a result of new product introductions and increased market penetration in existing product lines. This increase was partially offset by lower sales volume for the basketball business resulting from unseasonable weather during the Spring selling season.

         In the Services for Retail segment, net sales increased by 7.2% over 1995, primarily as a result of continued market share gains in the non-bike and in-home assembly business and increased market penetration in the inventory services business.

Gross Profit

         Consolidated gross profit for 1996 was $117,973, or 16.8% of net sales, compared to $96,049, or 14.0% of net sales reported for 1995.

         The increase in gross profit in the Consumer Products segment resulted primarily from lower labor costs and improved productivity in the bicycle business. In the Services for Retail segment, gross profit margins increased due to improved labor efficiency in the inventory services business.

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

Selling, General, and
Administrative Expenses

         Selling, general, and administrative expenses in 1996 were $102,378, a 4.7% increase over 1995. The increase in selling, general and administrative expense is primarily due to higher incentive accruals.

Net Interest Expense

         Net interest expense was $7,261, a $645 decrease over net interest expense for 1995. The decrease in interest expense is due primarily to principal reduction in long-term debt.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31,
1994
================================================================================

         The Company recorded a net loss of $10,457 in 1995, compared to net earnings of $17,427 reported in 1994. The 1995 net loss included an after-tax restructure charge of $3,496 to reflect the severance and related costs associated with a reduction of the Company's corporate and Huffy Bicycle Company workforce and other costs associated with a new concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility.

         The net loss per share of common stock was $.78 in 1995. If the net loss was adjusted to exclude the impact of the restructuring charge in 1995, net loss per common share would have been $.52 in 1995 compared to net earnings per common share of $1.20 in 1994.

Net Sales

         Net sales in 1995 were $684,752, a 4.8% decrease over net sales of $719,485 in 1994. Net sales decreased in the Consumer Products segment due primarily to the softness at retail, a continued shift to lower specification and promotionally priced products, and intensified price and product competition.

         The decrease in net sales in the Consumer Products segment occurred primarily at the Huffy Bicycle Company, where sales were lower than 1994 due to a soft retail environment, significant pricing competition at the retail level, and continued dumping of bicycles by the People's Republic of China. True Temper Hardware Company's and Gerry Baby products Company's sales were below 1994 levels primarily as a result of soft retail and a very competitive market environment.

         In the Services for Retail segment, Huffy Service First had record sales due primarily to growth in its Assembly Services market segment.

Gross Profit

         Consolidated gross profit for 1995 was $96,049, or 14.0% of net sales, compared to $128,607, or 17.9% reported for 1994.

         The decrease in gross profit as a percentage of net sales occurred primarily in the Consumer Products segment. Huffy Bicycle Company continued to experience declining profit margins as a result of lower unit volume sales, an intensely competitive retail environment, continued shifting of consumer preference to promotionally priced product, and pricing pressure caused by the continued dumping of bicycles in the United States by the People's Republic of China. Gross margin as a percentage of net sales declined at Huffy Sports Company and True Temper Hardware Company as a result of a shift in mix to lower margin product and increased material costs. Intense competition and a strong commitment to maintain market share caused the gross margin to decline at Gerry Baby Products Company. In the Services for Retail segment, gross margin as a percentage of net sales declined slightly from 1994 levels due primarily to increased labor and transportation costs at Washington Inventory Service.

Selling, General, and
Administrative Expenses

         Selling, general, and administrative expenses in 1995 were $97,769, a 1.1% increase over 1994. Volume related reductions in selling, general, and administrative expenses and lower incentive compensation in 1995 were offset by increased advertising expenditure and increased expenses related to the addition of the Company's Farmington, Missouri bicycle manufacturing facility.

Net Interest Expense

         Net interest expense was $7,906, a $2,009 increase over net interest expense for 1994. The increase in net interest expense was primarily caused by the issuance of industrial development bonds used to finance the acquisition of the Company's Farmington, Missouri bicycle facility in the third quarter of 1994.

LIQUIDITY AND CAPITAL RESOURCES

===============================================================================

         The financial condition of the Company remained strong during 1996. Company operations have historically provided a strong, positive cash flow which, along with the credit facilities maintained, provides adequate liquidity to meet the Company's operational needs. Cash used in operations amounted to $2,652 in 1996, compared to cash provided by operations of $31,008 in 1995 and $43,009 in 1994. A 22% increase in fourth quarter sales volume for 1996 compared to 1995, and a build up of inventory needed to meet customer demand in the first quarter of 1997 caused a significant decrease in cash flows from operations in 1996.

         Committed and uncommitted short-term lines of credit total $120,000 of which $38,910 was outstanding at December 31, 1996. The Company believes that its capital structure provides the financial flexibility to obtain additional financing that may be necessary to fund future growth.

         Funds expended for capital additions and improvements totaled $17,683 in 1996 compared to $24,365 in 1995 and $35,737 in 1994. Capital expenditures in 1994 and 1995 included the acquisition and construction of a new bicycle production facility in Farmington, Missouri. In 1997, capital expenditures are expected to be approximately $24,000, reflecting continuing investment in new products and technology.

         The Company's debt to total capital ratio decreased to 30.7% at December 31, 1996 compared to 33.7% at December 31, 1995 due to the scheduled repayment of long-term obligations.

RESTRUCTURING ACTIVITY

===============================================================================

         During 1995, the Company recorded a restructure charge of $5,378 ($3,496 after-tax). The restructure plan included a charge of $715 related to a 30% reduction in the Company's Corporate Staff, $1,280 related to a reduction in administrative and hourly employment at the Huffy Bicycle Company, and a charge of $3,883, which included a pension curtailment expense of $3,226, related to the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility. The restructure charge was offset by a $500 restructure credit recorded to reflect revised cost estimates for certain items in a 1993 restructure charge. The restructure plan was substantially completed during 1995 with all activity completed as of December 31, 1996.

OTHER MATTERS

================================================================================

         The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site. Currently, the Company, along with other PRPs, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan.

         The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $3,200 at December 31, 1996. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among PRPs, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

         Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

INFLATION

===============================================================================

         Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 1996. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.


CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except share data)

December 31,                                                                 1996               1995

ASSETS
Current Assets:
   Cash and cash equivalents                                             $  2,121           $  2,558
   Receivables:
      Trade                                                                92,597             75,523
      Taxes and other                                                       5,212              7,508
                                                                         --------           --------
                                                                           97,809             83,031
      Less allowance for doubtful accounts                                  1,736              1,789
                                                                         --------           --------

         Net receivables                                                   96,073             81,242

   Inventories                                                             72,657             65,175
   Deferred federal income taxes                                            8,666              8,901
   Prepaid expenses                                                         6,633              5,562
                                                                         --------           --------
         Total current assets                                             186,150            163,438
                                                                         --------           --------
Property, Plant, and Equipment, at Cost:
   Land and land improvements                                               1,667              1,667
   Buildings and improvements                                              38,654             38,049
   Machinery and equipment                                                146,256            138,834
   Office furniture, fixtures, and equipment                               30,009             28,565
   Leasehold improvements                                                   3,189              4,179
   Construction in progress                                                 8,605              2,946
                                                                         --------           --------

                                                                          228,380            214,240
   Less accumulated depreciation and amortization                         138,621            121,149
                                                                         --------           --------

         Net property, plant, and equipment                                89,759             93,091

Other Assets:
   Excess of cost over net assets acquired, net of
      accumulated amortization of $7,163 in 1996
      and $6,363 in 1995                                                   24,153             24,953
   Deferred federal income taxes                                            8,085              9,166
   Other                                                                    7,878              7,898
                                                                         --------           --------
                                                                         $316,025           $298,546
                                                                         ========           ========


See accompanying notes to consolidated financial statements.


December 31,                                                                      1996               1995

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Notes payable                                                             $  38,910          $   5,750
   Current installments of long-term obligations                                 7,593              7,685
   Accounts payable                                                             31,506             39,856
   Accrued expenses:
      Salaries, wages, and other compensation                                   17,035             16,526
      Insurance                                                                 14,011             12,457
      Other                                                                      9,583             13,732
                                                                             ---------          ---------
         Total accrued expenses                                                 40,629             42,715
   Other current liabilities                                                     2,647              4,343
                                                                             ---------          ---------
         Total current liabilities                                             121,285            100,349

Long-term obligations, less current installments                                43,897             51,236
Pension liability                                                                8,850              7,922
Postretirement benefits other than pensions                                     16,826             16,216
Other liabilities                                                                9,195              6,719
                                                                             ---------          ---------
         Total liabilities                                                     200,053            182,442
                                                                             ---------          ---------
Shareholders' Equity:
   Preferred stock, par value $1 per share
      Authorized 1,000,000 shares                                                   --                 --
   Common stock, par value $1 per share
      Authorized 60,000,000 shares; issued 16,411,343
         shares in 1996 and 16,213,065 shares in 1995                           16,411             16,213
   Additional paid-in capital                                                   62,488             60,644
   Retained earnings                                                            81,436             79,561
   Minimum pension liability adjustment                                         (4,028)            (3,247)
   Cumulative translation adjustment                                              (563)              (613)
                                                                             ---------          ---------
                                                                               155,744            152,558

   Less cost of 3,038,396 treasury shares
      in 1996 and 2,775,096 in 1995                                             39,772             36,454
                                                                             ---------          ---------
         Total shareholders' equity                                            115,972            116,104
                                                                             ---------          ---------
                                                                              $316,025           $298,546
                                                                             ---------          ---------



CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except share data)

Years Ended December 31,                                                 1996               1995               1994

Net sales                                                         $   701,879        $   684,752        $   719,485
Cost of sales                                                         583,906            588,703            590,878
                                                                  -----------        -----------        -----------
   Gross profit                                                       117,973             96,049            128,607

Selling, general, and administrative expenses                         102,378             97,769             96,696
Restructuring costs (credits)                                              --              5,378               (934)
                                                                  -----------        -----------        -----------
   Operating income (loss)                                             15,595             (7,098)            32,845

Other expense (income)
   Interest expense                                                     7,343              7,996              6,425
   Interest income                                                        (82)               (90)              (528)
   Other                                                                 (517)                35               (688)
                                                                  -----------        -----------        -----------
                                                                        6,744              7,941              5,209
                                                                  -----------        -----------        -----------

Earnings (loss) before income taxes                                     8,851            (15,039)            27,636
Income tax expense (benefit)                                            2,394             (4,582)            10,209
                                                                  -----------        -----------        -----------

Net earnings (loss)                                                     6,457            (10,457)            17,427
                                                                  -----------        -----------        -----------

EARNINGS (LOSS) PER COMMON SHARE:
   Weighted average number of common shares                        13,452,008         13,423,784         14,518,671
   Net earnings (loss) per common share                           $       .48        $      (.78)        $     1.20
                                                                  -----------        -----------        -----------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

Years Ended December 31,                                                           1996               1995              1994

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                            $  6,457           $(10,457)         $ 17,427
Adjustments to reconcile net earnings (loss) to net cash
   provided by operating activities:
      Restructuring costs (credits), net of payments                                 --               (203)           (7,263)
      Depreciation and amortization                                              22,904             22,419            20,222
      Loss on sale of property, plant, and equipment                                 11                443               135
      Deferred federal income tax expense (benefit)                               1,736               (689)            6,062
      Increase (decrease) in cash resulting from changes in:
         Receivables, net                                                       (14,831)            24,560           (12,534)
         Inventories                                                             (7,482)             2,779            14,190
         Prepaid expenses                                                        (1,071)               (74)             (119)
         Other assets                                                            (1,379)            (1,978)           (1,040)
         Accounts payable                                                        (8,350)            (3,997)              140
         Accrued expenses                                                        (2,086)            (1,889)            7,138
         Other current liabilities                                               (1,697)              (674)             (535)
         Postretirement benefits other than pensions                                610                734               472
         Other long-term liabilities                                              2,476                 --            (1,910)
         Other                                                                       50                 34               624
                                                                               --------           --------          --------
            Net cash provided by (used in) operating activities                  (2,652)            31,008            43,009
                                                                               --------           --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Capital expenditures                                                      (17,683)           (24,365)          (35,737)
      Proceeds from sale of property, plant, and equipment                           26                 35             1,725
                                                                               --------           --------          --------
            Net cash used in investing activities                               (17,657)           (24,330)          (34,012)
                                                                               --------           --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Increase (decrease) in notes payable                                       33,160              5,750            (3,500)
      Issuance of long-term obligations                                              94                150            20,666
      Reduction of long-term obligations                                         (7,525)            (5,140)           (5,934)
      Issuance of common shares                                                   2,042                536             2,299
      Purchase of treasury shares                                                (3,318)            (2,447)          (20,094)
      Dividends paid                                                             (4,581)            (4,573)           (4,970)
                                                                               --------           --------          --------
            Net cash provided by (used in) financing activities                  19,872             (5,724)          (11,533)
                                                                               --------           --------          --------

Net change in cash and cash equivalents                                            (437)               954            (2,536)
Cash and cash equivalents:
            Beginning of year                                                     2,558              1,604             4,140
                                                                               --------           --------          --------
            End of year                                                        $  2,121           $  2,558          $  1,604
                                                                               --------           --------          --------

Cash paid (refunded) during the year for:
            Interest                                                           $  7,500           $  8,655          $  6,368
            Income taxes                                                         (3,131)            (2,415)           11,050


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except share data)
                                                                                         Minimum
                                                        Additional                       Pension    Cumulative
                                              Common       Paid-In       Retained      Liability   Translation       Treasury
                                               Stock       Capital       Earnings     Adjustment    Adjustment          Stock

BALANCE AT DECEMBER 31, 1993                  15,963        58,059         82,029         (4,839)       (1,270)       (13,913)

Net earnings                                                               17,427
Issuance of 202,717 shares in
   connection with common
   stock plans                                   203         2,096
Common dividends $.34
   per share                                                               (4,861)
Purchase of 1,326,346
   treasury shares                                                                                                    (20,094)
Minimum pension liability
   adjustment                                                                              1,980
Foreign currency
   translation adjustment                                                                                  623
                                             -------       -------        -------        -------       -------       --------

BALANCE AT DECEMBER 31, 1994                 $16,166       $60,155        $94,595        $(2,859)      $  (647)      $(34,007)

Net (loss)                                                                (10,457)
Issuance of 47,039 shares
   in connection with common
   stock plans                                    47           489
Common dividends $.34
   per share                                                               (4,577)
Purchase of 159,103
   treasury shares                                                                                                     (2,447)
Minimum pension liability
   adjustment                                                                               (388)
Foreign currency
   translation adjustment                                                                                     34
                                             -------       -------        -------        -------         -------     --------

BALANCE AT DECEMBER 31, 1995                 $16,213       $60,644       $ 79,561        $(3,247)          $  (613)  $(36,454)


Net earnings                                                                6,457
Issuance of 198,278 shares
   in connection with common
   stock plans                                   198         1,844
Common dividends $.34
   per share                                                               (4,582)
Purchase of 263,300
   treasury shares                                                                                                     (3,318)
Minimum pension liability
   adjustment                                                                               (781)
Foreign currency
   translation adjustment                                                                                       50
                                             -------       -------        -------        -------           -------   --------

BALANCE AT DECEMBER 31, 1996                 $16,411       $62,488       $ 81,436        $(4,028)          $  (563)  $(39,772)
                                             -------       -------        -------        -------           -------   --------

         See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

[1] SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

===============================================================================

         [a] Consolidation -- The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated.

         [b] Cash and Cash Equivalents -- Cash equivalents consist principally of short-term money market instruments, with original maturities of three months or less.

         [c] Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1996.

         [d] Inventories -- Inventories are valued at cost (not in excess of market) determined by the last-in, first-out (LIFO) method for all bicycle and basketball inventories. Baby products and lawn and garden tools inventories are valued on the first-in, first-out (FIFO) method. At December 31, 1996 and 1995, 37% and 51%, respectively, of the Company's inventories were valued using the LIFO method.

         [e] Property, Plant, and Equipment -- Depreciation and amortization of plant and equipment is provided on the straight-line method.

         Annual depreciation and amortization rates are as follows:

Land improvements                                 5 -- 10%
Buildings and improvements                    2-1/2 -- 10%
Machinery and equipment                       5 -- 33-1/3%
Office furniture, fixtures, and equipment    10 -- 33-1/3%
Leasehold improvements                    4-1/2 -- 33-1/3%

         [f] Amortization of Intangibles -- The excess of cost over net assets acquired is amortized on a straight-line basis over forty years. The carrying value of goodwill is reviewed at each balance sheet date to determine whether goodwill has been impaired. If this review indicates that goodwill will not be recoverable, as determined based on projected undiscounted future cash flows of the entity acquired, the Company's carrying value of goodwill would be reduced by the estimated impairment.

         [g] Disclosures About the Fair Value of Financial Instruments -- The carrying amount of cash and cash equivalents, trade receivables, trade accounts payable, notes payable, and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of the Company's long-term debt obligations is disclosed in Note (4).

         [h] Earnings (Loss) Per Common Share -- Net earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. No effect has been given to options outstanding under the Company's Stock Option Plans as no material dilutive effect would result from the issuance of these shares.

         [i] Foreign Currency Translation -- The functional currency of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity.

         [j] Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         [k] Stock Option Plans -- Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

[2] RESTRUCTURING PROVISION

================================================================================

         During 1995, the Company recorded a restructure charge of $5,378 ($3,496 after-tax). The restructure plan included a charge of $715 related to a 30% reduction in the Company's Corporate Staff, $1,280 related to a reduction in administrative and hourly employment at the Huffy Bicycle Company, and a charge of $3,883, which includes a pension curtailment expense of $3,226, related to the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility. The restructure reserve, which is included with other current liabilities at December 31, 1995, includes $657 of contract settlement charges and $1,173 of unpaid severance and related expenditures, all of which were expended during 1996.

         During 1994, the Company substantially completed a restructuring of its lawn and garden tools business. A restructure credit of $934 in 1994 and $500 in 1995 was recorded to reflect the revised cost estimates for certain items included in the 1993 charge. All activity related to the restructure of the Company's lawn and garden tools business was completed as of December 31, 1995.

[3] INVENTORIES

================================================================================

         The components of inventories are as follows:

                                             1996     1995

Finished goods                            $42,811  $31,715
Work-in-process                             9,473   10,587
Raw materials and supplies                 28,368   31,729
                                          -------  -------
                                           80,652   74,031

Excess of FIFO cost over
 LIFO inventory value                      (7,995)  (8,856)
                                          -------  -------
                                          $72,657  $65,175
                                          =======  =======

         During 1996, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation for 1996 was to decrease cost of goods sold by approximately $845 and to increase net earnings by $558. There were no liquidations of LIFO inventories in 1995.

[4] LINES OF CREDIT AND LONG-TERM OBLIGATIONS

================================================================================

         During 1996, the Company had a short-term committed line of credit with various banks in the form of a $50,000 revolving credit agreement, expiring December 31, 1997. The Company also had $70,000 in uncommitted lines of credit on a no fee basis, of which $38,910 was outstanding at December 31, 1996.

         Short-term borrowings are summarized as follows:

                                             1996     1995


Unsecured notes payable:
 Average borrowings                       $23,246  $15,441
 Maximum at any month end                  41,430   45,580
 Weighted average rate                       4.77%    6.15%

         Long-term obligations are summarized as follows:

                                            1996     1995

Unsecured notes payable:
 9.62% due serially through 2000          $18,000  $21,000
 9.81% due serially through 1998            8,400   12,400
 8.23% Industrial Development Bonds
   due serially from 2000 through 2014     20,000   20,000
Other                                       5,090    5,521
                                          -------  -------
                                           51,490   58,921

Less current installments                   7,593    7,685
                                          -------  -------
                                          $43,897  $51,236
                                          =======  =======

         Certain of the loan agreements contain covenants which, among other things, require the Company to maintain current assets equal to 150% of current liabilities, limit the percentage of capitalization from funded debt, and require that certain levels of net worth be maintained.

         Principal payments required on long-term obligations during each of the years 1998 through 2001 are approximately $7,757, $6,376, $7,660, and $1,678, respectively.

         The estimated fair value of the Company's long-term obligations at December 31, 1996 and 1995 was approximately $54,504 and $64,500, respectively. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


[5] PREFERRED STOCK

================================================================================
         Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized, unissued shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.

         The Company entered into a Rights Agreement with its transfer agent in 1988, as amended in 1991 and 1994, and the Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, Preferred Share Purchase Rights entitle the holder to purchase, at a price of $60.00, one one-hundredth of a share of Series C Cumulative Preferred Stock, subject to adjustment. The Rights become exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances, all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable the Rights will entitle the holder to buy a number of the acquiring company's common shares having a market value at that time of twice each Right's current exercise price.

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

[6] COMMON STOCK AND COMMON STOCK PLANS

================================================================================

         At December 31, 1996, the Company has four stock-based compensation plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in Accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value was $246 and $0 for 1996 and 1995, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                1996          1995

Net earnings (loss)        As Reported        $ 6,457      $(10,457)
                            Pro Forma           6,228       (10,523)
Net earnings (loss)
per common share           As Reported        $  0.48      $  (0.78)
                           Pro Forma             0.46         (0.78)

         Due to the phase-in period for applying the disclosure requirements of SFAS No. 123, the pro forma information provided above is not likely to be representative of the effects on reported net earnings for future years.

         The Company has three fixed option plans. The 1988 Stock Option Plan and Restricted Share Plan authorizes the issuance of non-qualified stock options, restricted shares, incentive stock options, and stock appreciation rights, although no incentive stock options or stock appreciation rights have been issued. Under the 1984 Stock Option Plan, both incentive stock options and non-qualified stock options were granted; however, only non-qualified stock options remain outstanding and exercisable. Under both plans, the exercise price of each non-qualified stock option equals the market price of the Company's stock on the date of grant, and such option's maximum term is ten years. Options vest at the end of the first through fifth years.

         The 1987 Director Stock Option Plan authorizes the automatic issuance of non-qualified stock options to members of the Board of Directors who are not employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. The total number of shares issued under the Plan shall not exceed 337,500 shares, and such shares cannot include stock appreciation rights. Under the 1987 Director Stock Option Plan, options vest at the end of the third, fourth and fifth years.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 2.4% for all years; expected volatility of 30.0% for all years; risk free interest rates from 5.5 to 6.8% for all plans and years; and expected lives of
5.8 years for all plans.

         A summary of the status of the Company's fixed stock option plans as of December 31, 1996, 1995, and 1994, changes during the years ended on those dates is presented below:


                                    1996                 1996          1995                 1995          1994                1994
                                  Number     Weighted-Average        Number     Weighted-Average        Number    Weighted-Average
                               of Shares       Exercise Price     of Shares       Exercise Price     of Shares      Exercise Price

1988 AND 1984 PLANS

Outstanding at January 1         957,156              $ 12.67       816,404              $ 13.58       826,225            $ 13.16
  Granted at fair value          433,409                13.11       336,080                10.98       237,966              14.38
  Granted below fair value        90,000                 1.00            --                --               --              --
  Forfeited                      (44,503)               13.99      (156,719)               14.85      (144,832)             15.67
  Exercised                     (157,415)                8.82       (38,609)                8.56      (102,955)              8.99
                               ---------             --------       -------              -------       -------            -------
Outstanding at December 31     1,278,647              $ 12.42       957,156              $ 12.67       816,404            $ 13.58
                               ---------             --------       -------              -------       -------            -------
Exercisable at December 31       302,695              $ 14.32       377,233              $ 12.04       334,590            $ 10.86
                               ---------             --------       -------              -------       -------            -------
Weighted-average fair value
 of options granted during
 the year;
   Issued at fair value on
   grant date                                         $  4.21                            $  3.34
  Issued below fair value
   on grant date                                      $  9.02                            $    --

1987 DIRECTOR STOCK OPTION PLAN

Outstanding at January 1         184,877              $ 12.42       179,727              $ 12.75       113,142              $ 10.58
  Granted                          7,241                 1.00         6,293                 1.00        66,585                16.45
  Exercised                       (3,236)                 .80        (1,143)                1.00            --                --
                               ---------             --------       -------              -------       -------              -------
Outstanding at December 31       188,882              $ 12.44       184,877              $ 12.42       179,727              $ 12.75
                               ---------             --------       -------              -------       -------              -------
Exercisable at December 31       175,348              $ 13.32       111,999              $ 10.67       107,238              $ 11.09
                               ---------             --------       -------              -------       -------              -------
Weighted-average fair value of
 options granted during the year                      $ 10.56                            $ 12.51


                                    OPTIONS OUTSTANDING                                               OPTIONS EXERCISABLE
          ----------------------------------------------------------------------              ----------------------------------

                                                      Average          Weighted                                        Weighted
            Range of              Number            Remaining           Average                    Number               Average
            Exercise         Outstanding          Contractual          Exercise               Exercisable              Exercise
               Price         at 12/31/96                 Life             Price               at 12/31/96                 Price

1988 & 1984 PLANS

           $  0 to 1              90,000            9.6 Years            $ 1.00                        --                 $  --
              7 to 9              37,968            1.5 Years              8.12                    37,968                  8.12
            10 to 12             456,582            8.4 Years             11.01                    87,348                 10.75
            13 to 16             560,624            8.9 Years             14.05                    80,088                 14.89
            19 to 20             133,473            6.2 Years             19.35                    97,291                 19.48
           ---------           ---------            ---------             -----                   -------                 -----
           $ 0 to 20           1,278,647            8.3 Years             12.42                   302,695                 14.32

1987 DIRECTOR STOCK OPTION PLAN

           $  0 to 1              31,382            7.4 Years            $ 0.99                    17,848                $ 0.98
            11 to 18             157,500            4.3 Years             14.72                   157,500                 14.72
           ---------           ---------            ---------             -----                   -------                 -----
           $ 0 to 18             188,882            4.8 Years             12.44                   175,348                 13.32


         The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's common stock at a price approximately 90% of the closing price of the common stock on the offering date. Under the plan, the Company sold 37,627 shares and 7,350 shares to employees in 1996 and 1995, respectively. At December 31, 1996, rights to purchase 72,911 shares were outstanding under this plan at an exercise price of $11.81 per share and 528,935 additional shares were available for issuance.

         Under FASB Statement No. 123, compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996 and 1995, respectively: dividend yield of 2.4% for all years; an expected life of one year for all years; a risk free interest rate of 5.6% for 1995 grants and 6.2% for 1996 grants, and expected volatility of 30.0% for all years. The weighted-average fair value of those purchase rights granted in 1996 and 1995 were $2.41 and $2.28, respectively.

[7] COMMITMENTS AND CONTINGENCIES

================================================================================

         The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $7,750, $7,450, and $6,950 in 1996, 1995, and 1994, respectively.

         Future minimum rental commitments under non-cancellable operating leases at December 31, 1996 are as follows:

                                                    Amount

1997                                              $  6,435
1998                                                 5,469
1999                                                 5,009
2000                                                 4,595
2001                                                 2,975
Thereafter                                          14,111
                                                   -------
 Total minimum payments                            $38,594
                                                   =======

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

[8] ENVIRONMENTAL EXPENDITURES

================================================================================

         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

         The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site ("Superfund"). Currently, the Company, along with other PRPs, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants, and consider, when available, estimates by other PRP's and governmental agencies and information regarding the financial viability of other PRPs. Based upon information currently available, the Company believes it is unlikely that it will incur substantial previously unanticipated costs as a result of failure by other PRPs to satisfy their responsibilities for remediation costs.

         The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $3,200 at December 31, 1996. This accrual has not been discounted, and does not reflect any possible future third party recoveries. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

         Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

[9] BENEFIT PLANS

================================================================================

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

         In accordance with SFAS No. 87, the Company has recorded an additional minimum pension liability of $8,850 at December 31, 1996 and $7,922 at December 31, 1995, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The change in the excess minimum pension liability, net of income taxes, resulted in a charge to equity of $781 in 1996 and $388 in 1995.

         Net pension cost included the following components:


                                       1996        1995        1994
Service cost benefits earned
 during the period                  $ 2,738     $ 2,506     $ 3,256
Interest cost on projected
 benefit obligation                   6,248       5,292       4,882
Actual return on plan assets         (9,100)     (9,066)        629
Net amortization and deferral         3,835       4,907      (4,759)
                                    -------     -------     -------
 Net periodic pension cost          $ 3,721     $ 3,639     $ 4,008
                                    =======     =======     =======

ACTUARIAL ASSUMPTIONS:

 Weighted average discount rate         7.5%       7.25%        8.5%
 Rate of return on assets               9.5%        9.5%        9.5%
 Rate of increase in compensation       5.0%        5.0%        5.0%

         The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1996 and 1995:


                                                                    1996              1996             1995              1995
                                                                  Assets       Accumulated           Assets       Accumulated
                                                                  Exceed          Benefits           Exceed          Benefits
                                                             Accumulated            Exceed      Accumulated            Exceed
                                                                Benefits            Assets         Benefits            Assets

ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:

Vested benefit obligation                                       $ 30,119          $ 41,378          $24,925           $38,466
                                                                 -------          --------          -------          --------
Accumulated benefit obligation                                    32,838            45,727           26,688            42,954
                                                                 -------          --------          -------          --------
Projected benefit obligation for service rendered to date         39,649            47,725           32,161            45,526
Plan assets at fair value                                         38,831            34,738           32,803            30,485
                                                                 -------          --------          -------          --------

  Plan assets in excess of (less than) projected benefit
   obligation                                                       (818)          (12,987)             642           (15,041)
Unamortized transition asset                                      (1,869)             (380)          (2,037)             (557)
Unrecognized prior service cost                                     (363)            3,231             (656)            3,595
Unrecognized net loss                                              3,922             7,929            3,704             7,378
Adjustment required to recognize minimum liability                    --            (8,850)              --            (7,922)
                                                                 -------          --------          -------          --------
Pension costs prepaid (accrued) at year end                      $   872          $(11,057)         $ 1,653          $(12,547)
                                                                 =======          ========          =======          ========

         In connection with the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility, future benefits were suspended under one of the Company's defined benefit plans and a curtailment charge of $3,226 was included in restructure costs in 1995. The suspended plan was replaced with participation in a multiemployer defined benefit plan. Contributions to the multiemployer plan totalled $811 in 1996.

         The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $843, $755, and $920 in 1996, 1995, and 1994, respectively.

[10] OTHER POSTRETIREMENT BENEFIT PLANS

================================================================================

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

         For measurement purposes, in 1997, a 9.25% health care cost trend rate was assumed for expenses of participants under age 65; this rate was assumed to decrease gradually to 5.5% by the year 2002 and remain at that level thereafter. In addition, for 1997 a 7.25% health care cost trend rate was assumed for expenses of participants over age 65; this rate was assumed to decrease gradually to 5.5% by the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $2,233 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1996 by $239.

         The following table presents the plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1996 and 1995 and the net periodic postretirement benefit cost recorded in the Company's 1996 and 1995 Consolidated Statements of Operations:



                                   Health Care and       Deferred
                                    Life Insurance   Compensation
                                             Plans           Plan          Total

1996
ACCUMULATED POSTRETIREMENT


 BENEFIT OBLIGATION:

  Retirees                                 $ 5,484         $2,645       $ 8,129
  Fully eligible active plan
   participants                              1,063          2,200         3,263
  Other active plan participants             5,653             --         5,653
                                           -------         ------        -------
                                            12,200          4,845        17,045
UNRECOGNIZED NET GAIN (LOSS)                 1,349         (1,568)         (219)
                                           -------         ------        -------
  Postretirement benefits
   other than pensions accrued
    at year end                             13,549          3,277        16,826
                                           =======         ======        =======
NET PERIODIC POSTRETIREMENT
 BENEFIT COST:
  Service cost                             $   494         $   --       $   494
  Interest cost                                871            338         1,209
  Net amortization                              (3)            --            (3)
                                           -------         ------        -------
   Net periodic postretirement
   benefit cost                            $ 1,362         $  338        $ 1,700
                                           =======         ======        =======
ACTUARIAL ASSUMPTIONS:
 Weighted average discount rate
  used to determine postretirement
  benefit obligation                          7.50%          7.50%




                                   Health Care and       Deferred
                                    Life Insurance   Compensation
                                             Plans           Plan          Total

1995
ACCUMULATED POSTRETIREMENT
 BENEFIT OBLIGATION:
  Retirees                                 $ 5,290         $2,022        $ 7,312
  Fully eligible active plan
   participants                              1,081          1,601          2,682
  Other active plan participants             6,927             --          6,927
                                           -------         ------        -------
                                            13,298          3,623         16,921
UNRECOGNIZED NET LOSS                         (360)          (345)          (705)
                                           -------         ------        -------
  Postretirement benefits
   other than pensions accrued
   at year end                             $12,938         $3,278        $16,216
                                           =======         ======        =======
NET PERIODIC POSTRETIREMENT
 BENEFIT COST:
  Service cost                             $   504         $   --        $   504
  Interest cost                                979            262          1,241
  Net amortization                              (3)            --             (3)
                                           -------         ------        -------
   Net periodic postretirement
   benefit cost                            $ 1,480         $  262        $ 1,742
                                           =======         ======        =======
ACTUARIAL ASSUMPTIONS:
 Weighted average discount rate
  used to determine postretirement
  benefit obligation                          7.25%          7.25%

 [11] INCOME TAXES

================================================================================

         The provisions for federal and state income taxes attributable to income from continuing operations before cumulative effect of accounting change consist of:

                                           1996        1995       1994

Current tax expense (benefit):

 Federal                                $   704     $(4,399)    $ 2,971
 State                                     (114)        498       1,150
 Foreign                                     68           8          26
                                         ------     --------    -------
                                            658      (3,893)      4,147
Deferred tax expense (benefit)            1,736        (689)      6,062
                                         ------     --------    -------
 Total tax expense (benefit)             $2,394     $(4,582)    $10,209
                                         ======     ========    =======

         The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1991.

         Management expects that the Company's future levels of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, a valuation allowance has not been established.

         The components of the net deferred tax asset as of December 31, 1996 and 1995 were as follows:


                                             1996     1995

DEFERRED TAX ASSETS:

Allowance for doubtful accounts           $   584  $   603
Inventory obsolescence reserve                867      795
Workers' compensation                       2,000    1,585
Product liability                           2,053    2,063
Deferred compensation                       1,658    1,578
Accrued vacation                            1,148    1,197
Restructuring reserves                         --      284
Pension liability                           3,060    2,866
Postretirement benefits other
 than pensions                              5,889    5,679
Environmental reserves                      1,123      902
Severance reserves                            721    1,142
Other liabilities and reserves              1,798    3,797
                                           ------   ------
  Total deferred tax assets                20,901   22,491
                                           ------   ------


DEFERRED TAX LIABILITIES:
Property, plant, and equipment              3,650    2,416
Other assets                                  500    2,008
                                           ------   ------
   Total deferred tax liabilities           4,150    4,424
                                           ------   ------

Net deferred tax asset                    $16,751  $18,067
                                          =======  =======


         The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes and cumulative effect of accounting change.



                                      1996          1995           1994
Earnings (loss) before income
 taxes and cumulative effect of
 accounting change                 $ 8,851      $(15,039)     $ 27,636
                                   -------      --------      --------
Tax provision computed at
 statutory rate                    $ 3,009      $ (5,264)     $  9,673
Increase (reduction) in taxes
 due to:
  Impact of foreign losses for
   which a current tax benefit
   is not available                    (54)          220           302
  State income taxes (net of
   federal tax benefit)                 62            84           748
  Goodwill amortization                262           270           270
  Foreign sales corporation           (268)         (202)         (218)
  Insurance proceeds                    --            --          (670)
  Non-deductible meals and
   entertainment                       370           323           274
  Tax credits                         (184)           --            --
  Refunds of prior year
   income taxes                       (756)           --            --
  Miscellaneous                        (47)          (13)         (170)
                                   -------      --------      --------
   Actual tax provision            $ 2,394      $ (4,582)     $ 10,209
                                   =======      ========      ========


[12] BUSINESS SEGMENTS

================================================================================

         Huffy Corporation is a diversified manufacturer and supplier of bicycles, basketball backboards, lawn and garden tools, juvenile products, and inventory, assembly, and supplier services. Bicycles, basketball and juvenile products are sold predominantly through national and regional high volume retailers in the United States. Lawn and garden products are sold both directly and through wholesale distributors to national and regional high volume retailers in the United States. In-store and in-home assembly and repair, and in-store display services are provided to major retailers in fifty states, Puerto Rico, and the Virgin Islands. Merchandising services (product resets and periodic maintenance of displays) are marketed to manufacturers who supply high volume retailers. Physical inventory services are marketed on a nationwide basis to mass retailers, drug stores, home centers, sporting goods stores, specialty stores, and grocery stores.

    The Company has classified its operations into the following business segments:

- Consumer Products -- juvenile products, bicycles, basketball backboards and related products, and lawn and garden tools.

- Services for Retail -- in-store assembly, repair, and display services as well as inventory counting services.


         A summary of the Company's 1996, 1995, and 1994 operations by business segment is as follows:

                                                          Earnings (Loss)                      Depreciation
                                                           Before Income      Identifiable              and           Capital
                                                  Sales            Taxes            Assets     Amortization      Expenditures

1996

Consumer Products                              $548,203       $   13,283          $254,554          $18,360           $13,828
Services for Retail                             153,933            7,251            39,775            4,132             3,725
Eliminations                                       (257)
Interest expense                                                  (7,343)
Interest income                                                       82
General corporate                                                 (4,422)           21,696              412               130
                                               --------       ----------          --------          -------           -------
                                               $701,879       $    8,851          $316,025          $22,904           $17,683
                                               ========       ==========          ========          =======           =======

1995

Consumer Products                              $541,630       $   (6,945)[1]      $239,623          $18,125           $20,282
Services for Retail                             143,587            4,819            37,060            3,766             3,997
Eliminations                                       (465)
Interest expense                                                  (7,996)
Interest income                                                       90
General corporate                                                 (5,007)[1]        21,863              528                86
                                               --------       ----------          --------          -------           -------
                                               $684,752         $(15,039)         $298,546          $22,419           $24,365
                                               ========       ==========          ========          =======           =======

1994

Consumer Products                              $581,251         $ 29,314          $262,157          $15,830           $31,933
Services for Retail                             139,637            8,632            40,089            3,833             3,627
Eliminations                                     (1,403)
Interest expense                                                  (6,425)
Interest income                                                      528
General corporate                                                 (4,413)           19,722              559               177
                                               --------       ----------          --------          -------           -------
                                               $719,485         $ 27,636          $321,968          $20,222           $35,737
                                               ========       ==========          ========          =======           =======

[1] Includes a net restructure charge of $4,663 in the Consumer Products segment related to personnel reductions and the related negotiation of a concessionary labor contract and $715 in general corporate expenses related to personnel reductions.

         In 1996, two customers each accounted for 15% of total consolidated net sales. In 1995, two customers individually accounted for 13% and 12% of total consolidated net sales. In 1994, three customers individually accounted for 13%, 12%, and 10% of total consolidated net sales.

[13] QUARTERLY FINANCIAL DATA (UNAUDITED)
-----------------------------------------

         Quarterly financial data for the years 1996 and 1995 are as follows:

                                                    1st              2nd               3rd              4th
                                                Quarter          Quarter           Quarter          Quarter           Total[1]

1996

Net sales                                      $186,533         $199,555          $151,563         $164,228          $701,879
Gross profit                                     34,823           37,222            24,481           21,447           117,973
Net earnings (loss)                               2,920            4,598              (258)            (803)            6,457
EARNINGS PER COMMON SHARE                      $    .22         $    .34          $   (.02)        $   (.06)         $    .48
                                               ========         ========          ========         ========          ========


1995

Net sales                                      $200,653         $200,401          $148,894         $134,804          $684,752
Gross profit                                     36,426           29,856            17,402           12,365            96,049
Net earnings (loss)[2]                            4,415              349            (4,491)         (10,730)          (10,457)
EARNINGS (LOSS) PER COMMON SHARE               $    .33         $    .03          $   (.33)        $   (.80)         $   (.78)
                                               ========         ========          ========         ========          ========

[1] Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.

[2] Net earnings (loss) includes a restructure charge of $2,115 in the second quarter, a restructure credit of $275 in the third quarter, and a net restructure charge of $3,538 in the fourth quarter.


COMMON STOCK
------------


         Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Common Stock during the years ended December 31, 1996 and 1995 were as follows:

Year ended December 31, 1996

                                          Common Stock    Dividends
                                           Price Range     Declared
QUARTER                            HIGH            LOW

First                           $11-5/8         $10-1/4       $.085
Second                           14              10-5/8        .085
Third                            13-3/4          11-1/8        .085
Fourth                           14-7/8          12-3/4        .085
                                                              -----
Total                                                         $.340
                                                              =====


Year ended December 31, 1995

                                      Common Stock    Dividends
                                       Price Range     Declared
QUARTER                       HIGH             LOW

First                          $15-7/8   $   15           $.085
Second                          15-3/8       12-1/2        .085
Third                           13-1/4       11-1/8        .085
Fourth                          11-5/8       10            .085
                                                          -----
Total                                                     $.340
                                                          =====



         As of December 31, 1996 there were 13,372,947 shares of Huffy Corporation Common Stock outstanding and there were 3,570 shareholders of record. Management estimates an additional 8,500 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1996 totaled 7,519,400 shares. The average number of common shares outstanding during this period was approximately 13,452,000 shares.

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
------------------

RICHARD L. MOLEN
Chairman of the Board and Chief Executive Officer

DON R. GRABER
President and Chief Operating Officer

STEPHEN P. HUFFMAN
Retired Vice President - Planning and Human Resources of Blue Diamond Growers

LINDA B. KEENE
Vice President - Market Development of American Express Financial Advisors

JACK D. MICHAELS
Chairman, President and Chief Executive Officer of
HON INDUSTRIES Inc.

DONALD K. MILLER
Chairman of Greylock Financial Inc.

JAMES F. ROBESON
Herbert E. Markley Visiting Scholar in Business at Miami University and consultant to various distribution companies

PATRICK W. ROONEY
Chairman of the Board, President and Chief Executive Officer of Cooper Tire & Rubber Company

GEOFFREY W. SMITH
Vice President of LTI Ventures Leasing Corporation

THOMAS C. SULLIVAN
Chairman and Chief Executive Officer of RPM, Inc.

JOSEPH P. VIVIANO
President and Chief Operating Officer of Hershey Foods Corporation

FRED G. WALL
Chairman of Madsen Wire Products, Inc. and consultant to various manufacturing companies


COMMITTEES OF THE BOARD OF DIRECTORS
------------------------------------

AUDIT COMMITTEE:
Donald K. Miller (Chairman), Linda B. Keene,
James F. Robeson, and Geoffrey W. Smith

COMPENSATION COMMITTEE:
Fred G. Wall (Chairman), Stephen P. Huffman,
Jack D. Michaels, Patrick W. Rooney, and
Thomas C. Sullivan

NOMINATING AND GOVERNANCE COMMITTEE:
Jack D. Michaels (Chairman), James F. Robeson, and Joseph P. Viviano


CORPORATE OFFICERS
------------------

RICHARD L. MOLEN
Chairman of the Board and Chief Executive Officer

DON R. GRABER
President and Chief Operating Officer

THOMAS A. FREDERICK
Vice President - Finance and Chief Financial Officer

TIMOTHY G. HOWARD
Vice President - Controller

NANCY A. MICHAUD
Vice President - General Counsel and Secretary

PAMELA J. WHIPPS
Vice President - Treasurer


COMPANY PRESIDENTS
------------------


PAUL R. D'ALOIA
Huffy Sports Company

CAROL A. GEBHART
Washington Inventory Service

DARYLE A. LOVETT
Gerry Baby Products Company

CHRISTOPHER W. SNYDER
Huffy Bicycle Company

JOHN M. STONER, JR.
True Temper Hardware Company

I. EDWARD TONKON II
Huffy Service First, Inc.


[RECYCLE LOGO]   This annual report has been produced on recycled paper.

SHAREHOLDER INFORMATION

ANNUAL MEETING
--------------

         The Annual Meeting of Shareholders will be held April 25, 1997 at 10:00 a.m., Eastern Daylight Time, at the True Temper Hardware Company, 465 Railroad Avenue, Camp Hill, Pennsylvania. Shareholders are cordially invited to attend.

STOCK EXCHANGE
--------------

         New York Stock Exchange, Symbol HUF

PRIMARY BUSINESS LOCATIONS
--------------------------

         Huffy Corporation
         225 Byers Road
         Miamisburg, Ohio 45342
         (937) 866-6251

         Huffy Bicycle Company
         225 Byers Road
         Miamisburg, Ohio  45342
         (937) 866-6251

         Gerry Baby Products Company
         1500 East 128th Avenue
         Thornton, Colorado 80241
         (303) 457-0926

         True Temper Hardware Company
         465 Railroad Avenue
         Camp Hill, Pennsylvania 17001
         (717) 737-1500

         Huffy Sports Company
         N53 W24700 S. Corporate Circle
         Sussex, Wisconsin  53089
         (414) 820-3440

         Washington Inventory Service
         9265 Sky Park Court, Ste. 100
         San Diego, California 92123
         (619) 565-8111

         Huffy Service First, Inc.
         8521 Gander Creek Drive
         Miamisburg, Ohio 45342
         (937) 438-3664


ADDITIONAL OPERATING LOCATIONS
------------------------------

         - Celina, Ohio
         - Cork, Ireland
         - Farmington, Missouri
         - Harrisburg, Pennsylvania
         - North Vernon, Indiana
         - Pine Valley, New York
         - Suring, Wisconsin
         - Union City, Pennsylvania
         - Wallingford, Vermont

TRANSFER AGENT AND
REGISTRAR FOR COMMON STOCK
--------------------------

         Key Bank
         KeyCorp Shareholder Services, Inc.
         P.O. Box 6477
         Cleveland, Ohio 44101
         (800) 542-7792

DIVIDENDS
---------

         Dividends are payable quarterly as declared by the Board of Directors. Huffy has paid a dividend on its Common Stock each year since becoming publicly traded on November 15, 1966.

DIVIDEND REINVESTMENT
---------------------

         A dividend reinvestment program is available to holders of Huffy Corporation Common Stock. Shareholders interested in participating should contact either the transfer agent or Huffy Corporation, P.O. Box 1204, Dayton, Ohio 45401, Attention: Vice President - Treasurer.

AUDITORS
--------

         KPMG Peat Marwick LLP

FORM 10-K
---------

         Shareholders interested in obtaining Huffy Corporation's Annual Report or Form 10-K filed with the Securities and Exchange Commission may obtain a copy by writing Huffy Corporation, P.O. Box 1204, Dayton, Ohio 45401, Attention: Vice President - Treasurer.

SHAREHOLDER COMMUNICATIONS
--------------------------

         Communications concerning lost certificates, transfer requirements, address changes, and Common Stock dividend checks should be sent to Key Bank, KeyCorp Shareholder Services, Inc., P.O. Box 6477, Cleveland, Ohio 44101, (800) 542-7792.

         The Management of Huffy Corporation welcomes comments and suggestions from shareholders and investors. Call the Vice President - Treasurer, (937) 866-6251.