Form 10-K405, Exhibit 13
period 1997-12-31
HUFFY CORP
filed 1998-03-18
CIK 225463

                                                                      Exhibit 13

Huffy Corporation
CONSOLIDATED BALANCE SHEETS


(Dollar amounts in thousands, except per share data)
December 31,                                                        1997           1996

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                      $  2,142      $  2,048
   Receivables:
      Trade                                                        107,269        77,463
      Taxes and other                                                5,150         5,149
                                                                  --------      --------
                                                                   112,419        82,612
      Less allowance for doubtful accounts                           2,462         1,437
                                                                  --------      --------
         Net receivables                                           109,957        81,175

   Inventories                                                      81,692        54,233
   Deferred federal income taxes                                    13,576         8,666
   Prepaid expenses                                                  5,489         5,727
   Net assets of discontinued operations                                --        50,776
                                                                  --------      --------
         Total current assets                                      212,856       202,625
                                                                  --------      --------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
   Land and land improvements                                        1,502         1,518
   Buildings and improvements                                       36,350        37,013
   Machinery and equipment                                         133,276       121,259
   Office furniture, fixtures, and equipment                        24,585        23,117
   Leasehold improvements                                            3,478         3,189
   Construction in progress                                          7,533         7,640
                                                                  --------      --------
                                                                   206,724       193,736
   Less accumulated depreciation and amortization                  127,258       114,846
                                                                  --------      --------
         Net property, plant, and equipment                         79,466        78,890

OTHER ASSETS:
   Excess of cost over net assets acquired, net of
      accumulated amortization of $3,921 in 1997
      and $3,453 in 1996                                            21,355        13,556
   Deferred federal income taxes                                     4,773         8,085
   Other                                                             5,043         5,111
                                                                  --------      --------
                                                                  $323,493      $308,267
                                                                  ========      ========

See accompanying notes to consolidated financial statements

December 31,                                                   1997           1996

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                           $  43,000       $  38,910
   Current installments of long-term obligations               7,786           7,593
   Accounts payable                                           40,280          24,917
   Accrued expenses:
      Salaries, wages, and other compensation                 14,849          16,065
      Insurance                                               11,216          14,011
      Other                                                $  15,299       $   9,384
                                                           ---------       ---------
      Total accrued expenses                                  41,364          39,460
   Other current liabilities                               $   8,060       $   2,647
                                                           ---------       ---------
      Total current liabilities                            $ 140,490       $ 113,527
                                                           ---------       ---------
Long-term obligations, less current installments              36,184          43,897
Pension liability                                              6,791           8,850
Postretirement benefits other than pensions                   17,300          16,826
Other liabilities                                          $   9,889       $   9,195
                                                           ---------       ---------
      Total liabilities                                    $ 210,654       $ 192,295
                                                           ---------       ---------

SHAREHOLDERS' EQUITY:
   Preferred stock, par value $1 per share
      Authorized 1,000,000 shares                               --              --
   Common stock, par value $1 per share
      Authorized 60,000,000 shares; issued 16,475,114
         shares in 1997 and 16,411,343 shares in 1996         16,475          16,411
   Additional paid-in capital                                 63,885          62,488
   Retained earnings                                          87,246          81,436
   Minimum pension liability adjustment                       (3,894)         (4,028)
   Cumulative translation adjustment                          (1,050)           (563)
                                                           ---------       ---------
                                                             162,662         155,744
   Less cost of 3,757,408 treasury shares in 1997
      and 3,038,396 in 1996                                   49,823          39,772
                                                           ---------       ---------
         Total shareholders' equity                          112,839         115,972
                                                           ---------       ---------
                                                           $ 323,493       $ 308,267
                                                           =========       =========

Huffy Corporation
CONSOLIDATED STATEMENTS OF OPERATION

(Dollar amounts in thousands, except per share data)

Years Ended December 31,                                   1997                 1996                1995

Net sales                                             $    694,490       $    579,670       $    572,454
Cost of sales                                         $    581,649       $    484,782       $    497,601
                                                      ------------       ------------       ------------
   Gross profit                                            112,841             94,888             74,853

Selling, general, and administrative expenses               91,838             80,058             76,722
Restructuring costs                                   $         --        $        --       $      5,378
                                                      ------------       ------------       ------------
   Operating income (loss)                                  21,003             14,830             (7,247)

Other expense (income)

   Interest expense                                          5,725              5,873              6,615
   Interest income                                            (211)               (82)               (90)
   Other                                              $        994       $        481)      $        102
                                                      ------------       ------------       ------------
                                                      $      6,508       $      5,310       $      6,627
                                                      ------------       ------------       ------------

Earnings (loss) before income taxes                         14,495              9,520            (13,874)
Income tax expense (benefit)                          $      4,066       $      2,596       $     (4,359)
                                                      ------------       ------------       ------------
Earnings (loss) from continuing operations            $     10,429       $      6,924       $     (9,515)
                                                      ------------       ------------       ------------
Discontinued operations:
   Loss from discontinued operations, net of
      income tax benefit of $458 in 1997,
      $202 in 1996, and $223 in 1995                  $       (813)      $       (467)      $       (942)
   Gain on disposal of discontinued operations,
      net of income tax of $4,490 in 1997             $        559       $         --       $         --
                                                      ------------       ------------       ------------
Net earnings (loss)                                   $     10,175       $      6,457       $    (10,457)
                                                      ------------       ------------       ------------

EARNINGS (LOSS) PER COMMON SHARE:

   Basic
      Weighted average number of common shares          12,894,600         13,449,143         13,422,152
      Earnings (loss) from continuing operations      $        .81       $        .51       $       (.71)
      Loss from discontinued operations                       (.02)              (.03)              (.07)
                                                      ------------       ------------       ------------

      Net earnings (loss) per common share            $        .79       $        .48       $       (.78)
                                                      ------------       ------------       ------------

   Diluted
      Weighted average number of common shares
         and common stock equivalents                   13,062,174         13,577,862         13,532,630
      Earnings (loss) from continuing operations      $        .80       $        .51       $       (.70)
      Loss from discontinued operations               $       (.02)      $       (.03)      $       (.07)
                                                      ------------       ------------       ------------
      Net earnings (loss) per common share            $        .78       $        .48       $       (.77)
                                                      ------------       ------------       ------------

See accompanying notes to consolidated financial statements.

Huffy Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands)
Years Ended December 31,                                                  1997             1996                1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations                          $ 010,429       $ (06,924       $  (9,515)
Adjustments to reconcile net earnings (loss) to net cash
   provided by operating activities:
      Restructuring credits, net of payments                                 --              --              (203)
      Depreciation and amortization                                        17,666          18,417          18,382
      Loss on sale of property, plant, and equipment                          246              14             428
      Deferred federal income tax expense (benefit)                        (1,671)          1,736            (689)
      Increase (decrease) in cash resulting from changes in:
            Receivables, net                                              (20,699)        (16,492)         22,820
            Inventories                                                   (26,524)            114           2,925
            Prepaid expenses                                                  435            (965)            321
            Other assets                                                   (2,098)            283            (509)
            Accounts payable                                               15,363          (7,832)         (4,328)
            Accrued expenses                                                1,975            (854)         (5,263)
            Other current liabilities                                       5,413          (1,697)          2,439
            Postretirement benefits other than pensions                       474             610             734
            Other long-term liabilities                                       694           2,476            --
            Other                                                       $    (487)      $      50       $      34
                                                                        ---------       ---------        --------
            Net cash provided by continuing operating activities        $   1,216       $ (02,784        $ 27,576
                                                                        ---------       ---------        --------

Discontinued operations:
   Gain on disposal of discontinued operations                                559            --              --
   Loss from discontinued operations                                         (813)           (467)           (942)
   Items from discontinued operations                                       1,516           4,501           4,024
   Cash provided by (used in) discontinued operations                   $  49,260       $ (12,474)       $ (2,760)
                                                                        ---------       ---------        --------
               Net cash provided by (used in) discontinued
                 operating activities                                   $  50,522       $  (8,440)      $     322
                                                                        ---------       ---------        --------
               Net cash provided by (used in) operating activities      $  51,738       $  (5,656)       $,27,898
                                                                        ---------       ---------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                   (17,493)        (14,684)        (21,232)
   Proceeds from sale of property, plant, and equipment                 $     294       $      19       $      31
   Acquisitions of businesses                                           $ (17,989)      $    --         $    --
                                                                        ---------       ---------        --------
               Net cash used in investing activities                    $ (35,188)      $ (14,665)      $ (21,201)
                                                                        ---------       ---------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in notes payable                                                4,090          33,160           5,750
   Issuance of long-term obligations                                           96              94             150
   Reduction of long-term obligations                                      (7,616)         (7,525)         (5,140)
   Issuance of common shares                                                1,461           2,042             536
   Purchase of treasury shares                                            (10,051)         (3,318)         (2,447)
   Dividends paid                                                       $  (4,436)      $  (4,581)      $  (4,573)
                                                                        ---------       ---------        --------
         Net cash provided by (used in) financing activities            $ (16,456)      $ (19,872       $  (5,724)
                                                                        ---------       ---------        --------
Net change in cash and cash equivalents                                        94            (449)            973
Cash and cash equivalents:
              Beginning of year                                         $   2,048       $   2,497        $  1,524
                                                                        ---------       ---------        --------
               End of year                                              $   2,142       $   2,048       $ (02,497
                                                                        ---------       ---------        --------
Cash paid (refunded) during the year for:
               Interest                                                 $   6,744       $   7,385       $ (08,548
               Income taxes                                                 6,042          (3,131)         (2,415)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share data)

                                                                                          Minimum
                                                          Additional                      Pension     Cumulative
                                               Common        Paid-In      Retained      Liability    Translation      Treasury
                                                Stock        Capital      Earnings     Adjustment     Adjustment         Stock

BALANCE AT DECEMBER 31, 1994                  $16,166        $60,155      $(94,595        $(2,859)        $(647)      $(34,007)
Net (loss)                                                                 (10,457)
Issuance of 47,039 shares in
   connection with common
   stock plans                                     47            489
Common dividends $.34
   per share                                                                (4,577)
Purchase of 159,103
   treasury shares                                                                                                      (2,447)
Minimum pension liability
   adjustment                                                                                (388)
Foreign currency
   translation adjustment                                                                                     34
                                              -------        -------       -------        -------        -------      --------

BALANCE AT DECEMBER 31, 1995                  $16,213        $60,644       $79,561        $(3,247)       $  (613)     $(36,454)
Net earnings                                                                 6,457
Issuance of 198,278 shares in
   connection with common
   stock plans                                    198          1,844
Common dividends $.34
   per share                                                                (4,582)
Purchase of 263,300
   treasury shares                                                                                                      (3,318)
Minimum pension liability
   adjustment                                                                                (781)
Foreign currency
   translation adjustment                                                                                     50
                                              -------        -------       -------        -------        -------      --------

BALANCE AT DECEMBER 31, 1996                  $16,411        $62,488       $81,436        $(4,028)        $ (563)     $(39,772)
Net earnings                                                                10,175
Issuance of 63,771 shares in
   connection with common
   stock plans                                     64          1,397
Common dividends $.34
   per share                                                                (4,365)
Purchase of 783,500
   treasury shares                                                                                                     (10,051)
Minimum pension liability
   adjustment                                                                                 134
Foreign currency
   translation adjustment                                                                                   (487)
                                              -------        -------       -------        -------        -------      --------

BALANCE AT DECEMBER 31, 1997                  $16,475        $63,885       $87,246        $(3,894)       $(1,050)     $(49,823)
                                              =======        =======       =======        =======        =======      ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollar amounts in thousands, except per share data)

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   [a] Consolidation -- The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated.
   [b] Reclassification -- The accompanying consolidated financial statements and notes for 1996 and 1995 have been reclassified to identify separately the earnings, net assets, and cash flows of the Company's discontinued juvenile products business.
   [c] Cash and Cash Equivalents -- Cash equivalents consist principally of short-term money market instruments with original maturities of three months or less.
   [d] Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1997.
   [e] Inventories -- Inventories are valued at cost (not in excess of market) determined by the last-in, first-out (LIFO) method for all bicycle and basketball inventories. Lawn and garden tools inventories are valued on the first-in, first-out (FIFO) method. At December 31, 1997 and 1996, 60% and 49%, respectively, of the Company's inventories were valued using the LIFO method.
   [f] Property, Plant, and Equipment -- Depreciation and amortization of plant and equipment is provided on the straight-line method.
   Annual depreciation and amortization rates are as follows:

Land improvements                                              5 -- 10%
Buildings and improvements                                 2-1/2 -- 10%
Machinery and equipment                                        5 -- 33-1/3%
Office furniture, fixtures, and equipment                     10 -- 33-1/3%
Leasehold improvements                                     4-1/2 -- 33-1/3%

   [g] Amortization of Intangibles -- The excess of cost over net assets acquired is amortized on a straight-line basis over fifteen to forty years. The carrying value of goodwill is reviewed at each balance sheet date to determine whether goodwill has been impaired. If this review indicates that goodwill will not be recoverable, as determined based on projected undiscounted future cash flows of the entity acquired, the Company's carrying value of goodwill would be reduced by the estimated impairment.
   [h] Disclosures About the Fair Value of Financial Instruments -- The carrying amount of cash and cash equivalents, trade receivables, trade accounts payable, notes payable, and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of the Company's long-term debt obligations is disclosed in Note (6).
   [i] Earnings (Loss) Per Common Share -- Effective December 31, 1997, the Company adopted SFAS No. 128 "Earnings Per Share" which simplifies the standards for computing earnings per share. Quarterly earnings per share have been restated to reflect the adoption, however, there was no material impact on the Company's previously reported earnings per share. Earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding.
   [j] Foreign Currency Translation -- The functional currency of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity.
   [k] Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
   [l] Stock Option Plans -- Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

[2] ACQUISITIONS
   In 1997, the Company made several acquisitions to add product lines to current businesses. In December, the Company acquired the assets of Royce Union Bicycle Company, Inc. which holds a leading market position in the growing sporting goods distribution channel. In July, the Company purchased the business and assets of Sure Shot International, Inc. and Hydra-Rib, Inc. which produce basketball units for institutional and in-arena use. The financial position and earnings for these companies were immaterial to the Company's consolidated financial statements.

[3] DISCONTINUED OPERATIONS
   On April 21, 1997, the Company sold the assets of its Denver-based juvenile products business, Gerry Baby Products Company, for $73 million to Evenflo Company, Inc. The results of Gerry Baby Products Company have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The assets and liabilities of discontinued operations at December 31, 1996 have been classified in the Consolidated Balance Sheets as "Net assets of discontinued operations."
   Summarized balance sheet data for discontinued operations is as follows:

                                                        1996

Current assets                                       $34,301
Property, plant & equipment, net                      10,869
Other assets                                          13,364
                                                     -------
   Total assets                                       58,534
Current liabilities                                    7,758
                                                     -------
   Net assets                                        $50,776
                                                     =======

[4] RESTRUCTURING PROVISION
   During 1995, the Company recorded a restructure charge of $5,378 ($3,496 after-tax). The restructure plan included a charge of $715 related to a 30% reduction in the Company's Corporate Staff, $1,280 related to a reduction in administrative and hourly employment at the Huffy Bicycle Company, and a charge of $3,883, which includes a pension curtailment expense of $3,226, related to the negotiation of a concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility.
   In 1995 a restructure credit of $500 was recorded to reflect the revised cost estimates for certain items included in the 1993 lawn and garden tools restructuring. All activity related to the restructure of the Company's lawn and garden tools business was completed as of December 31, 1995.

[5] INVENTORIES
   The components of inventories are as follows:

                                              1997      1996
Finished goods                             $43,518   $31,370
Work-in-process                             13,699     8,467
Raw materials and supplies                 $30,505   $22,391
                                           -------   -------
                                            87,722    62,228
Excess of FIFO cost over LIFO inventory
  value                                    $(6,030)  $(7,995)
                                           -------   -------
                                           $81,692   $54,233
                                           =======   =======

[6] LINES OF CREDIT AND LONG-TERM OBLIGATIONS
   During 1997, the Company had a short-term committed line of credit with various banks in the form of a $50,000 revolving credit agreement, expiring December 31, 1999. The Company also had $70,000 in uncommitted lines of credit on a no fee basis, of which $43,000 was outstanding at December 31, 1997.
   Short-term borrowings are summarized as follows:

                                              1997      1996
Unsecured notes payable:
 Average borrowings                        $16,152   $23,246
 Maximum at any month end                   70,520    41,430
 Weighted average rate                        5.99%     4.77%

   Long-term obligations are summarized as follows:

                                            1997      1996
Unsecured notes payable:
 9.62% due serially through 2000           $15,000   $18,000
 9.81% due serially through 1998             4,400     8,400
 8.23% Industrial Development Bonds
   due serially from 2000 through 2014      20,000    20,000
Other                                      $ 4,570   $05,090
                                           -------   -------
                                            43,970    51,490

Less current installments                 $  7,786   $77,593
                                           -------   -------
                                           $36,184   $43,897
                                           =======   =======

   Certain of the loan agreements contain covenants which, among other things, require the Company to maintain current assets equal to 150% of current liabilities, limit the percentage of capitalization from funded debt, and require that certain levels of net worth be maintained.
   Principal payments required on long-term obligations during each of the years 1999 through 2002 are approximately $6,406, $7,677, $1,678, and $1,697, respectively.
   The estimated fair value of the Company's long-term obligations at December 31, 1997 and 1996 was approximately $47,225 and $54,504, respectively. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

[7] PREFERRED STOCK
   Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized, unissued shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.
   The Company entered into a Rights Agreement with its transfer agent in 1988, as amended in 1991 and 1994, and the Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, Preferred Share Purchase Rights entitle the holder to purchase, at a price of $60.00, one one-hundredth of a share of Series C Cumulative Preferred Stock, subject to adjustment. The Rights become exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances, all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable the Rights will entitle the holder to buy a number of the acquiring company's common shares having a market value at that time of twice each Right's current exercise price.
   Further, after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding Common Stock, the Company's Board of Directors may exchange part or all of the Rights (other than the Rights held by the acquiring person or group) for shares of Common Stock. The Rights expire December 9, 2004 and may be redeemed by the Company for $.01 per Right at any time prior to the acquisition by a person or group of 15% or more of the Company's Common Stock.

[8] COMMON STOCK AND COMMON STOCK PLANS
   At December 31, 1997, the Company has three stock-based compensation plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in Accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value was $432, $246, and $0 for 1997, 1996, and 1995, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                     1997     1996      1995

Net earnings (loss)        As Reported  $10,175  $6,457 $(10,457)
                            Pro Forma     9,741   6,228  (10,523)
Net earnings (loss)
 per common share          As Reported  $   .78  $  .48 $   (.77)
                            Pro Forma       .75     .46     (.77)

   Due to the phase-in period for applying the disclosure requirements of SFAS No. 123, the pro forma information provided above is not likely to be representative of the effects on reported net earnings for future years.

   A summary of the status of the Company's fixed stock option plans as of December 31, 1997, 1996, and 1995, changes during the years ended on those dates is presented below:


                                              1997              1997        1996              1996         1995               1995
                                            NUMBER  WEIGHTED-AVERAGE      Number  Weighted-Average       Number   Weighted-Average
                                         OF SHARES    EXERCISE PRICE   of Shares    Exercise Price    of Shares     Exercise Price
1988 PLAN
Outstanding at January 1                1,278,647        $    12.42      957,156        $    12.67      816,404        $    13.58
  Granted at fair value                   272,399             14.34      433,409             13.11      336,080             10.98
  Granted below fair value                      0              0.00       90,000              1.00         --                --
  Forfeited                              (168,510)            13.66      (44,503)            13.99     (156,719)            14.85
  Exercised                               (55,221)       $    19.76     (157,415)       $    18.82      (38,609)          $,18.56
                                       ----------        ----------   ----------        ----------      -------        ----------
Outstanding at December 31              1,327,315        $    12.75    1,278,647        $    12.42      957,156        $    12.67
                                       ----------        ----------   ----------        ----------      -------        ----------
Exercisable at December 31                422,962        $    13.51      302,695        $    14.32      377,233        $    12.04
                                       ----------        ----------   ----------        ----------      -------        ----------
Weighted-average fair value
 of options granted during
 the year;
  Issued at fair value on
   grant date                                            $    04.42                     $    04.21                     $    03.34
  Issued below fair value on
   grant date                                                 --                        $    09.02                          --

1987 DIRECTOR STOCK OPTION PLAN
Outstanding at January 1                  188,882        $    12.44      184,877        $    12.42      179,727        $    12.75
  Granted at fair value                    50,625             13.00            0              --              0              --
  Granted below fair value                  4,728              1.00        7,241              1.00        6,293              1.00
  Forfeited                                     0              --              0              --              0              --
  Exercised                                .(417)        $     1.00       (3,236)       $      .80       (1,143)             1.00
                                       ----------        ----------   ----------        ----------      -------        ----------
Outstanding at December 31                243,818        $    12.35      188,882        $    12.44      184,877        $    12.42
                                       ----------        ----------   ----------        ----------      -------        ----------
Exercisable at December 31                181,224        $    12.92      175,348        $    13.32      111,999        $    10.67
                                       ==========        ==========   ==========        ==========      =======        ==========
Weighted-average fair value of
 options granted during the year                               --                       $    10.56                     $    12.51



                                                 OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
                        -------------------------------------------------------------             ----------------------------
                                                             Average         Weighted                                 Weighted
                         Range of           NUMBER         Remaining          Average                  NUMBER          Average
                         Exercise      OUTSTANDING       Contractual         Exercise             EXERCISABLE         Exercise
                            Price      AT 12/31/97              Life            Price             AT 12/31/97            Price
 1988 PLAN
                       $000 to 1           90,000                 8.6 Years   $01.00                  30,000           $01.00
                           7 to 9           12,497                 1.0 Years     8.75                  12,497             8.75
                         10 to 12          372,382                 7.5 Years    11.03                 119,561            10.94
                         13 to 16          734,221                 8.6 Years    14.10                 162,338            14.50
                        019 to 20        0,118,215                 5.6 Years   019.13                 098,566           019.40
                        ---------        ---------                 ---------   ------                 -------           ------
                        $00 to 20        1,327,315                 8.0 Years   $12.75                 422,962           $13.51

1987 DIRECTOR STOCK OPTION PLAN
                        $000 to 1           35,693                 6.8 Years   $00.99                  23,724           $00.98
                         11 to 18          208,125                 4.8 Years   014.30                 157,500           014.72
                        ---------        ---------                 ---------   ------                 -------           ------
                        $00 to 18          243,818                 5.1 Years   $12.35                 181,224           $12.92


   The Company has two fixed option plans. The 1988 Stock Option Plan and Restricted Share Plan authorizes the issuance of non-qualified stock options, restricted shares, incentive stock options, and stock appreciation rights, although no incentive stock options or stock appreciation rights have been issued. Under the plan, the exercise price of each non-qualified stock option equals the market price of the Company's stock on the date of grant, and such option's maximum term is ten years. Options vest at the end of the first through fifth years.
   The 1987 Director Stock Option Plan authorizes the automatic issuance of non-qualified stock options to members of the Board of Directors who are not employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. The total number of shares issued under the plan shall not exceed 337,500 shares, and such shares cannot include stock appreciation rights. Under the 1987 Director Stock Option Plan, options vest at the end of the third, fourth, and fifth years.
   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 2.4% for all years; expected volatility of 30.0% for all years; risk-free interest rates from 5.5% to 6.8% for all plans and years; and expected lives of
5.8 years for all plans.
   The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's common stock at a price approximately 90% of the closing price of the common stock on the offering date. Under the plan, the Company sold 8,133 shares, 37,627 shares, and 7,350 shares to employees in 1997, 1996, and 1995, respectively. At December 31, 1997, rights to purchase 44,714 shares were outstanding under this plan at an exercise price of $14.12 per share and 550,298 additional shares were available for issuance.
   Under FASB Statement No. 123, compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1997, 1996, and 1995, respectively: dividend yield of 2.4% for all years; an expected life of one year for all years; a risk-free interest rate of 5.7% for 1997 grants, 6.2% for 1996 grants and 5.6% for 1995 grants, and expected volatility of 30.0% for all years. The weighted-average fair value of those purchase rights granted in 1997, 1996, and 1995 were $1.85, $2.41, and $2.28, respectively.

[9] EARNINGS PER SHARE

                             INCOME         SHARES PER SHARE
                         (Numerator)  (Denominator)    Amount
1997

BASIC EPS
Net earnings available to
  common shareholders         $10,175     12,894,600      $.79

EFFECT OF DILUTIVE SECURITIES
Stock options                      --        167,574
                              -------    -----------

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                 $10,175     13,062,174      $.78
                              -------    -----------      ----


                              Income         Shares     Per Share
                          (Numerator)  (Denominator)    Amount
1996
BASIC EPS
Net earnings available to
  common shareholders         $06,457     13,449,143      $.48

EFFECT OF DILUTIVE
SECURITIES
Stock options                 $    --        128,719
                              -------    -----------      ----

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                 $ 6,457     13,577,862      $.48
                              =======    ===========      ====

                               Income        Shares Per Share
                          (Numerator) (Denominator)    Amount
1995

BASIC EPS
Net loss available to
  common shareholders        $(10,457)   13,422,152     ($.78)

EFFECT OF DILUTIVE SECURITIES
Stock options                $     --      110,478
                             --------    ----------

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                $(10,457)   13,532,630     ($.77)
                             ========    ==========     =====

   Options to purchase 224,785, 812,222, and 502,644 shares of common stock were outstanding in 1997, 1996, and 1995, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

[10] COMMITMENTS AND CONTINGENCIES
   The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $7,523, $6,308, and $5,911 in 1997, 1996, and 1995, respectively.
   Future minimum rental commitments under non-cancellable operating leases at December 31, 1997 are as follows:


                                                      AMOUNT

1998                                                 $05,746
1999                                                   5,126
2000                                                   4,436
2001                                                   3,329
2002                                                   2,191
Thereafter                                           $12,430
                                                     -------
 Total minimum payments                              $33,258
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

[11] ENVIRONMENTAL EXPENDITURES
   Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.
   The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site ("Superfund"). Currently, the Company, along with other PRPs, the San Gabriel Basin Water Quality Authority and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants, and consider, when available, estimates by other PRPs and governmental agencies and information regarding the financial viability of other PRPs. Based upon information currently available, the Company believes it is unlikely that it will incur substantial previously unanticipated costs as a result of failure by other PRPs to satisfy their responsibilities for remediation costs.
   The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $5,100 and $3,200 for 1997 and 1996, respectively. This accrual has not been discounted, and management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.
   Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

[12] BENEFIT PLANS
   The Company sponsors defined benefit pension plans covering certain salaried and hourly employees. Benefits to salaried employees are based upon the highest three consecutive years of earnings out of their last ten years of service; benefits to hourly workers are based upon their years of credited service. Contributions to the plans reflect benefits attributed to employees' service to date and also to services expected to be provided in the future. Plan assets consist primarily of common and preferred stocks, common stock index funds, investment grade corporate bonds, and U.S. government obligations.
   In accordance with SFAS No. 87, the Company has recorded an additional amount of minimum pension liability of $6,791 at

   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1997 and 1996:

                                                                    1997              1997             1996              1996
                                                           ASSETS EXCEED       ACCUMULATED    Assets Exceed       Accumulated
                                                             ACCUMULATED   BENEFITS EXCEED      Accumulated   Benefits Exceed
                                                                BENEFITS            ASSETS         Benefits            Assets
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
Vested benefit obligation                                        $31,649          $(47,110          $30,119           $41,378
                                                                 -------          --------          -------           -------
Accumulated benefit obligation                                   $33,995          $(51,929          $32,838          $(45,727
                                                                 -------          --------          -------           -------
Projected benefit obligation for service rendered to date         39,184            54,618           39,649            47,725
Plan assets at fair value                                        $41,716          $(43,740          $38,831          $(34,738
                                                                 -------          --------          -------           -------
  Plan assets in excess of (less than) projected benefit
    obligation                                                     2,532           (10,878)            (818)          (12,987)
Unamortized transition asset                                      (1,654)             (250)          (1,869)             (380)
Unrecognized prior service cost                                     (383)            1,667             (363)            3,231
Unrecognized net loss                                              1,797             7,736            3,922             7,929
Adjustment required to recognize minimum liability               $    --          $ (6,791)         $    --          $ (8,850)
                                                                 -------          --------          -------           -------
Pension costs prepaid (accrued) at year end                      $ 2,292          $ (8,516)         $   872          $(11,057)
                                                                 =======          ========          =======          ========

December 31, 1997 and $8,850 at December 31, 1996, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The change in the excess minimum pension liability, net of income taxes, resulted in a credit to equity of $134 in 1997 and a charge to equity of $781 in 1996.

   Net pension cost included the following components:

                                1997       1996      1995
 Service cost benefits earned
  during the period              $  (2,254)  $(2,738)  $(2,506)
 Interest cost on projected
  benefit obligation                 6,478     6,248     5,292
 Actual return on plan assets      (12,218)   (9,100)   (9,066)
 Net amortization and deferral   $   5,405   $ 3,835   $(4,907
                                 ---------   -------   -------
   Net periodic pension cost     $   1,919   $ 3,721   $(3,639)
                                 =========   =======   =======

Actuarial assumptions:
 Weighted average discount rate        7.5%      7.5%      7.25%
 Rate of return on assets              9.5%      9.5%      9.5%
 Rate of increase in compensation      5.0%      5.0%      5.0%

   In connection with the sale of Gerry Baby Products Company, future benefits were suspended for its employees under one of the Company's defined benefit plans and a curtailment gain of $851 was included in the gain on disposal of discontinued operations.
   The Company's Celina, Ohio facility participates in a multiemployer defined benefit plan. Contributions to the multiemployer plan totaled $1,025 in 1997 and $811 in 1996.
   The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $807, $843, and $755 in 1997, 1996, and 1995, respectively.
[13] OTHER POSTRETIREMENT BENEFIT PLANS
   In addition to the Company's defined benefit pension plans, the Company sponsors several defined benefit health care and life insurance plans that provide postretirement medical, dental, and life insurance benefits to full-time employees who meet minimum age and service requirements. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.
   The Company also sponsors a deferred compensation plan for the benefit of highly compensated management employees. The eligible employees make contributions to the plan and receive postretirement benefits based upon a stated rate of return on those contributions. The Company's policy is to fund the cost of the benefits in amounts determined at the discretion of management.
   For measurement purposes, in 1997, a 9.25% health care cost trend rate was assumed for expenses of participants under age 65; this rate was assumed to decrease gradually to 5.5% by the year 2002 and remain at that level thereafter. In addition, for 1997 a 7.25% health care cost trend rate was assumed for expenses of participants over age 65; this rate was assumed to decrease gradually to 5.5% by the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $1,736 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1997 by $205.
   The following table presents the plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1997 and 1996 and the net periodic postretirement benefit cost recorded in the Company's 1997 and 1996 Consolidated Statements of Operations:

                                             HEALTH CARE AND         DEFERRED
                                                        LIFE        INSURANCE    COMPENSATION
                                                       PLANS             PLAN           TOTAL
1997
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  Retirees                                           $  6,045         $ (6,419         $ 12,464
  Fully eligible active plan
   participants                                         1,103               78            1,181
  Other active plan participants                     $  6,045         $      0         $ 06,045
                                                     --------         --------         --------
                                                       13,193            6,497           19,690
UNRECOGNIZED NET GAIN (LOSS)                         $    726         $ (3,116)          (2,390)
                                                     --------         --------         --------
  Postretirement benefits
   other than pensions accrued
   at year end                                       $ 13,919         $  3,381         $ 17,300
                                                     ========         ========         ========
NET PERIODIC POSTRETIREMENT BENEFIT
  COST:
  Service cost                                       $    469         $   --           $    469
  Interest cost                                           932              333            1,265
  Net amortization                                         (3)            --           $     (3)
                                                     --------         --------         --------
   Net periodic postretirement
   benefit cost                                      $  1,398         $    333         $  1,731
                                                     ========         ========         ========

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



                                              Health Care and        Deferred
                                               Life Insurance    Compensation
                                                        Plans            Plan             Total
1996
ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION:
  Retirees                                           $  5,484         $  2,645         $  8,129
  Fully eligible active plan
   participants                                         1,063            2,200            3,263
  Other active plan participants                     $  5,653             --           $ 55,653
                                                     --------         --------         --------
                                                       12,200            4,845           17,045
UNRECOGNIZED NET GAIN (LOSS)                            1,349           (1,568)        $   (219)
                                                     --------         --------         --------
  Postretirement benefits
   other than pensions accrued
   at year end                                       $ 13,549         ($ 3,277         $ 16,826
                                                     --------         --------         --------
NET PERIODIC POSTRETIREMENT
  BENEFIT COST:
  Service cost                                       $ 00,494         $   --           $    494
  Interest cost                                           871              338            1,209
  Net amortization                                   $     (3)             $--         $     (3)
                                                     --------         --------         --------
   Net periodic postretirement
   benefit cost                                      $  1,362         $    338         $  1,700
                                                     --------         --------         --------

ACTUARIAL ASSUMPTIONS:
  Weighted average discount rate
   used to determine postretirement
   benefit obligation                                    7.50%            7.50%

[14] INCOME TAXES
   The provisions for federal and state income taxes attributable to income from continuing operations consist of:

                                                      1997               1996              1995

Current tax expense (benefit):
 Federal                                             $  5,047         $  2,050         $ (3,548)
 State                                                    102             (141)             (53)
 Foreign                                             $     23           $,0045          $(00,--
                                                     --------         --------         --------
                                                        5,172            1,954           (3,601)
Deferred tax expense (benefit)                       $ (1,106)          $,0642         $   (758)
                                                     --------         --------         --------
 Total tax expense (benefit)                         $  4,066         $  2,596         $ (4,359)
                                                     ========         ========         ========




   The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1993.
   Management expects that the Company's future levels of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, a valuation allowance has not been established.
   The components of the net deferred tax asset as of December 31, 1997 and 1996 were as follows:

                                              1997      1996

DEFERRED TAX ASSETS:
Allowance for doubtful accounts            $   842   $   584
Inventory obsolescence reserve                 909       867
Workers' compensation                        1,946     2,000
Product liability                            1,624     2,053
Deferred compensation                        1,622     1,658
Accrued vacation                             1,055     1,148
Pension liability                            2,626     3,060
Postretirement benefits other
 than pensions                               6,055     5,889
Environmental reserves                       1,797     1,123
Severance reserves                             624       721
Other liabilities and reserves             $  3,076   $ 1,798
                                           -------   -------
  Total deferred tax assets                $22,176   $20,901
                                           -------   -------

DEFERRED TAX LIABILITIES:
Property, plant, and equipment               2,977     3,650
Other assets                               $   850   $   500
   Total deferred tax liabilities          $ 3,827   $ 4,150
                                           -------   -------

Net deferred tax asset                     $18,349   $16,751
                                           =======   =======

   The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes and cumulative effect of accounting change, attributable to continuing operations.

                                    1997      1996      1995

Earnings (loss) before income
 taxes from continuing operations $14,495    $9,520  $(13,874)
                                  -------    ------  --------
Tax provision computed at
 statutory rate                   $ 4,928    $3,237   $(4,856)
Increase (reduction) in taxes
 due to:
  Impact of foreign losses for
   which a current tax benefit
   is not available                  (237)      (54)      220
  State income taxes (net of
   federal tax benefit)               67        (48)      (19)
  Goodwill amortization              136        136       140
  Foreign sales corporation         (182)      (210)     (180)
  Insurance proceeds                (320)        --        --
  Non-deductible meals and
   entertainment                     385        353       310
  Tax credits                       (138)      (132)       --
  Refunds of prior year
   income taxes                     (531)      (545)       --
  Miscellaneous                      (42)      (141)       26
                                 -------     ------    -------
   Actual tax provision          $04,066     $2,596    $(4,359)
                                 =======     ======    =======

[15] BUSINESS SEGMENTS
   Huffy Corporation is a diversified manufacturer and supplier of bicycles, basketball backboards, lawn and garden tools, and inventory, assembly, and supplier services. Bicycles and basketball backboards are sold predominantly through national and regional high volume retailers in the United States. Lawn and garden products are sold both directly and through wholesale distributors to national and regional high volume retailers in the United States. In-store and in-home assembly and repair, and in-store display services are provided to major retailers in fifty states, Puerto Rico, and the Virgin Islands. Merchandising services (product resets and periodic maintenance of displays) are marketed to manufacturers who supply high volume retailers. Physical inventory services are marketed on a nationwide basis to mass retailers, drug stores, home centers, sporting goods stores, specialty stores, and grocery stores. The Company has classified its operations into the following business segments:

o CONSUMER PRODUCTS -- bicycles, basketball backboards and related products, and lawn and garden tools.

o SERVICES FOR RETAIL -- in-store assembly, repair, and display services as well as inventory counting services.



   A summary of the Company's 1997, 1996, and 1995 operations by business segment is as follows:

                                                         EARNINGS (LOSS)                       DEPRECIATION
                                                           BEFORE INCOME      IDENTIFIABLE              AND           CAPITAL
                                                  SALES            TAXES            ASSETS     AMORTIZATION      EXPENDITURES
1997

Consumer Products                              $514,286        $(,16,239          $253,727          $13,333           $13,149
Services for Retail                             181,556            9,101            44,257            3,924             4,265
Eliminations                                     (1,352)
Interest expense                                                  (5,725)
Interest income                                                      211
General corporate                               581,251          (5,331)           25,509               409                79
                                               --------        ---------          --------          -------           -------
                                               $694,490        $ 14,495          $323,493          $17,666           $17,493
                                               ========        =========          ========          =======           =======

1996

Consumer Products                              $425,994         $,13,409          $194,270          $13,859           $10,829
Services for Retail                             153,933            7,251            39,775            4,132             3,725
Eliminations                                       (257)
Interest expense                                                  (5,873)
Interest income                                                       82
General corporate                                                 (5,349)           23,446              426               130
                                               --------        ---------          --------          -------           -------
                                               $579,670          $ 9,520          $257,491          $18,417           $14,684
                                               ========        =========          ========          =======           =======

1995

Consumer Products                              $429,332        $..(6,216)[1]      $186,592          $14,101           $17,149
Services for Retail                             143,587            4,819            37,060            3,766             3,997
Eliminations                                       (465)
Interest expense                                                  (6,615)
Interest income                                                       90
General corporate                                                 (5,952)[1]        22,583              515               086
                                               --------        ---------          --------          -------           -------
                                               $572,454        $ (13,874)         $246,235          $18,382           $21,232
                                               ========        =========          ========          =======           =======


[1] INCLUDES A NET RESTRUCTURE CHARGE OF $4,663 IN THE CONSUMER PRODUCTS SEGMENT RELATED TO PERSONNEL REDUCTIONS AND THE RELATED NEGOTIATION OF A CONCESSIONARY LABOR CONTRACT AND $715 IN GENERAL CORPORATE EXPENSES RELATED TO PERSONNEL REDUCTIONS.


   In 1997, two customers individually accounted for 27% and 11% of total consolidated net sales. In 1996, two customers individually accounted for 16% and 13% of total consolidated net sales. In 1995, two customers individually accounted for 13% and 12% of total consolidated net sales.
   In June 1997, the FASB issued No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments. The Company has not yet determined what changes, if any, will be required to its industry segment disclosure.

[16] QUARTERLY FINANCIAL DATA (UNAUDITED)
   Quarterly financial data for the years 1997 and 1996 are as follows:

                                                         1st           2nd             3rd                 4th
                                                     Quarter        Quarter         Quarter            Quarter           Total[1]
1997

Net sales                                       $    171,927       $ 213,101       $ 149,996       $    159,466      $    694,490
Gross profit                                          27,422          37,457          23,465             24,497           112,841
Earnings from continuing operations                    2,944           6,230             997                258            10,429
Discontinued operations                                  462            (734)              8               --                (254)
                                                ------------       ---------       ---------       ------------      ------------
  Net earnings                                         3,406           5,496           1,015                258            10,175

EARNINGS PER COMMON SHARE:
  Basic
   Earnings from continuing operations          $        .22       $     .49       $     .08       $        .02      $        .81
   Discontinued operations                              (.04)           --              (.06)              --                (.02)
                                                ------------       ---------       ---------       ------------      ------------
      Net earnings per common share             $        .26       $     .43       $     .08       $        .02      $        .79
  Diluted
   Earnings from continuing operations          $        .22       $     .49       $     .08       $        .02      $        .80
   Discontinued operations                               .03            (.06)           --                 --                (.02)
                                                ------------       ---------       ---------       ------------      ------------
      Net earnings per common share             $        .25       $      43       $     .08       $        .02      $        .78

                                                                                                                             1996

Net sales                                       $    151,934       $ 166,452       $ 120,822       $    140,462      $    579,670
Gross profit                                          28,144          31,218          19,658             15,868            94,888
Earnings from continuing operations                    2,093           4,429             205                197             6,924
Discontinued operations                                  827             169            (463)            (1,000)             (467)
                                                ------------       ---------       ---------       ------------      ------------
  Net earnings (loss)                                  2,920           4,598            (258)              (803)            6,457

EARNINGS PER COMMON SHARE:
  Basic
   Earnings from continuing operations          $        .16       $     .33       $     .02       $        .01      $        .51
   Discontinued operations                                06             .01            (.04)              (.07)             (.03)
                                                ------------       ---------       ---------       ------------      ------------
      Net earnings (loss) per common share      $        .22       $     .34       $    (.02)      $       (.06)     $        .48
  Diluted
   Earnings from continuing operations          $        .16       $     .33       $     .02       $        .01      $        .51
   Discontinued operations                               .06             .01            (.04)              (.07)             (.03)
                                                ------------       ---------       ---------       ------------      ------------
      Net earnings (loss) per common share      $        .22       $     .34       $    (.02)      $       (.06)     $        .48

[1]QUARTERLY PER SHARE AMOUNTS ARE COMPUTED INDEPENDENTLY FOR EACH QUARTER AND
      THE FULL YEAR BASED UPON THE RESPECTIVE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND MAY NOT EQUAL THE TOTAL FOR THE YEAR.

COMMON STOCK
   Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Corporation Common Stock during the years ended December 31, 1997 and 1996 were as follows:

Year ended December 31, 1997

                                       COMMON STOCK       DIVIDENDS
                                        PRICE RANGE       DECLARED
QUARTER                               HIGH       LOW

FIRST                                $14-7/8   $12-3/4     $.085
SECOND                                14-3/4    12-3/4      .085
THIRD                                 16-1/2    14-1/8      .085
FOURTH                              16-15/16    13-1/16    $.085
                                                           -----
TOTAL                                                      $.340
                                                           ======

Year ended December 31, 1996

                                       Common Stock      Dividends
                                        Price Range       Declared
Quarter                               High       Low

First                                $11-5/8   $10-1/4     $.085
Second                                14        10-5/8      .085
Third                                 13-3/4    11-1/8      .085
Fourth                                14-7/8    12-3/4     $.085
                                                           -----
Total                                                      $.340
                                                           ======

   As of December 31, 1997 there were 12,717,706 shares of Huffy Corporation Common Stock outstanding and there were 3,127 shareholders of record. Management estimates an additional 8,500 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1997 totaled 5,698,800 shares. The average number of common shares outstanding during this period was approximately 12,895,000 shares.

31