Form 10-K405/A, Exhibit 13
period 1997-12-31
HUFFY CORP
filed 1998-05-07
CIK 225463

                                                                    EXHIBIT 13



Huffy

Ten-Year Financial and Operating Review (Unaudited)

(Dollar amounts in thousands, except per share data)                  1997             1996            1995

SUMMARY OF OPERATIONS

Net sales                                                           $694,490        $579,670       $572,454
Gross profit                                                         112,841          94,888         74,853
         Selling, general, and administrative expenses                91,838          80,058         76,722

Operating income (loss) [1]                                           21,003          14,830         (7,247)
         Other (income) expense, net [2]                                 994            (481)           102
         Interest expense, net                                         5,514           5,791          6,525
Earnings (loss) before income taxes                                   14,495           9,520        (13,874)
         Income tax expense (benefit)                                  4,066           2,596         (4,359)
Earnings (loss) from continuing operations                            10,429           6,924         (9,515)
         Discontinued operations                                        (254)           (467)          (942)
Earnings (loss) before cumulative effect of accounting changes        10,175           6,457        (10,457)
Cumulative effect of accounting changes, net of income taxes              --              --             --
Net earnings (loss)                                                   10,175           6,457        (10,457)
-------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share: [3]
         Basic                                                           .79             .48           (.78)
         Diluted [4]                                                     .78             .48           (.77)
-------------------------------------------------------------------------------------------------------------

Common dividends declared                                              4,365           4,582          4,577
Common dividends per share                                               .34             .34            .34
Capital expenditures for plant and equipment                          17,493          14,684         21,232
Weighted average common shares outstanding:
         Basic                                                        12,895          13,449         13,422
         Diluted                                                      13,062          13,578         13,533
-------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END

Total assets                                                         323,493         308,267        289,038
Working capital                                                       72,366          89,098         87,152
Net investment in plant and equipment                                 79,466          78,890         81,648
Notes payable                                                         43,000          38,910          5,750
Long-term obligations                                                 36,184          43,897         51,236
Shareholders' equity                                                 112,839         115,972        116,104
Equity per share                                                        8.87            8.67           8.64
-------------------------------------------------------------------------------------------------------------

CASH FLOWS
Net cash provided by (used in) operating activities                   51,738          (5,656)        27,898
Net cash used in investing activities                                (35,188)        (14,665)       (21,201)
Net cash provided by (used in) financing activities                  (16,456)         19,872         (5,724)
Net change in cash and cash equivalents                                   94            (449)           973
-------------------------------------------------------------------------------------------------------------

RATIOS AND MISCELLANEOUS

Net profit margin on earnings from continuing operations                 1.5%            1.2%           N/A
Average working capital turnover                                         8.1            10.1            8.3
Return on net assets                                                     6.8%            5.1%           N/A
Return on beginning shareholders' equity                                 8.8%            5.6%           N/A
Current ratio                                                            1.5             1.5            1.6
Debt/total capital                                                      28.0%           30.7%          33.7%
-------------------------------------------------------------------------------------------------------------
Number of common shareholders                                          3,127           3,570          3,688

[1] Operating loss in 1995 includes a net restructure provision of $5,378 related to personnel reductions and the negotiation of a concessionary labor contract. Operating income in 1994 includes a restructuring credit of $934 related to a 1993 charge. Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tools business.

[2] Other (income) expense, net includes the following: October 1988 - $5,584 loss on sale of capital stock of Raleigh Cycle Company of America.

[3] The 1993 net loss per share is computed using actual average outstanding shares.

[4] The 1993 loss per share before cumulative effect of accounting changes is ($.30). The 1992 diluted earnings per share before the cumulative effect of accounting changes is $.89.

N/A - Not Applicable.



 1994       1993       1992        1991      1990       1989      1988



$598,185  $633,589   $587,810   $570,453   $424,388  $365,819  $266,134
  99,849   108,119     94,398    107,289     80,839    65,335    47,119
  75,172    82,204     77,257     75,621     56,040    45,332
                                                                 35,005
  25,611    (2,840)    17,141     31,668     24,799    20,003    12,114
    (714)      464       (465)       559       (371)     (594)    5,751
   5,831     8,657      9,267      7,984      4,269     1,916     2,064
  20,494   (11,961)     8,339     23,125     20,901    18,681     4,299
   7,352    (2,798)     2,665      8,297      7,494     6,762     1,849
  13,142    (9,163)     5,674     14,828     13,407    11,919     2,450
   4,285     5,330      6,169      4,999      4,600     3,074     2,086
  17,427    (3,833)    11,843     19,827     18,007     14,993    4,536
     --     (1,084)    (7,628)        --         --        --        --
  17,427    (4,917)     4,215     19,827     18,007    14,993     4,536
------------------------------------------------------------------------


    1.21      (.37)       .33       1.54       1.38      1.18       .36
    1.19      (.37)       .28       1.32       1.20      1.02       .31
------------------------------------------------------------------------

   4,861     4,175      3,809      3,740      3,461     3,071     2,613
     .34       .31        .30        .29        .27       .24       .20
  32,586    17,449     18,990     20,724      8,282    12,181    10,155

  14,458    13,114     12,747     12,885     13,068    12,690    12,477
  14,601    13,172     15,055     14,997     15,062    14,668    14,471
------------------------------------------------------------------------



 313,052   311,947    325,462    307,400    292,884   225,756   174,214
  73,726    73,268     70,592     80,793     83,879    84,148    54,752
  77,790    60,198     66,815     61,753     56,682    36,870    33,086
      --     3,500     18,975         --         --        --        --
  58,611    43,211     74,918     80,208     84,348    57,525    37,196
 133,403   136,029    117,687    124,997    106,747    95,645    80,776
    9.85      9.27       9.35       9.68       8.39      7.43      6.50
------------------------------------------------------------------------


  31,199    27,973     (1,788)     4,696      7,615    15,555    15,588
 (22,202)   (7,733)    (9,169)   (11,311)   (53,233)   (3,853)  (29,941)
 (11,533)  (19,589)     5,984     (6,774)    15,596    24,819    16,869
  (2,536)      651     (4,973)   (13,389)   (30,022)   36,521     2,516
------------------------------------------------------------------------


     2.2%      N/A        1.0%       2.6%       3.5%      3.3%      0.9%
     7.8       8.2        7.4        7.3        6.2       6.9       6.2
     8.9%      N/A        4.1%      11.5%      13.8%     13.7%      6.7%
    12.8%      N/A        3.4%      18.6%      18.8%     18.6%      5.7%
     1.9       1.9        1.8        2.0        2.0       2.1       1.8
    32.4%     26.6%      40.5%      40.3%      45.7%     40.5%     33.3%
------------------------------------------------------------------------
   4,196     3,760      3,883      3,016      2,410     2,473     2,180

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS,
HUFFY CORPORATION:


     We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

KPMG PEAT MARWICK LLP



February 6, 1998
Cincinnati, Ohio

HUFFY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS


(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997
TO THE YEAR ENDED DECEMBER 31, 1996

     The Company recorded net earnings from continuing operations of $10,429 or $.80 per common share in 1997 compared to $6,924, or $.51 per common share for 1996. Improved volume led to increased profitability in both segments. The net earnings from continuing operations exclude operating results and gain from the sale of the Company's juvenile products business which was sold to Evenflo Company, Inc. in April, 1997. In 1997 the juvenile products business had net sales of $37,180 and a net loss of $813, or $.06 per common share compared to net sales of $122,209 and a net loss of $467, or $.03 per common share in 1996. The gain on the sale of the juvenile products business was $559, or $.04 per common share.

Net Sales

     Net sales in 1997 were $694,490, a 19.8% increase over net sales of $579,670 in 1996. Net sales in the Consumer Products segment increased by 20.7% over 1996. Net sales in the Consumer Products segment increased due to strong demand and market share gains for bicycles and basketball backboard systems, combined with increased market penetration and new customer distribution in the wheelbarrow portion of the lawn and garden business.

     In the Services for Retail segment, net sales increased by 17.9% over 1996, primarily as a result of increased market penetration in the inventory services and product assembly and supplier services businesses.

Gross Profit

     Consolidated gross profit for 1997 was $112,841, or 16.2% of net sales, compared to $94,888, or 16.4% of net sales reported for 1996.

     Volume increases in both the Consumer Products and Services for Retail segments contributed to the increased gross profit dollars. Gross profit expressed as a percent of net sales declined versus the prior year in the Consumer Products segment due to continued intense competition and customer demand for increased mix of promotionally priced products, while the Services for Retail segment was unfavorably impacted by a shift in the mix of product services provided.

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

Selling, General, and Administrative Expenses

     Selling, general, and administrative expenses in 1997 were $91,838, a 14.7% increase over 1996. The increase in selling, general, and administrative expenses is primarily due to volume related commissions and customer service costs.

Net Interest Expense

     Net interest expense was $5,514, a $277 decrease over net interest expense for 1996. The decrease in interest expense is due primarily to principal reduction in long-term debt, and reduced levels of short-term borrowings made possible by the Gerry Baby Products Company sale.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED
DECEMBER 31, 1995

     The Company recorded net earnings from continuing operations of $6,924 in 1996, compared to a net loss of $9,515 reported in 1995. The 1995 net loss from continuing operations included an after-tax restructure charge of $3,496 to reflect the severance and related costs associated with a reduction of the Company's corporate and Huffy Bicycle Company workforce and other costs associated with a new concessionary labor contract at the Company's Celina, Ohio bicycle manufacturing facility.

     Net earnings from continuing operations per share of common stock was $.51 in 1996 compared to a net loss of $.70 in 1995. If the net loss were adjusted to exclude the impact of the restructuring charge in 1995, net loss per common share would have been $.44 in 1995.

     The net earnings from continuing operations exclude operating results from the juvenile products business. In 1996, the juvenile products business had net sales of $122,209 and a net loss of $467, or $.03 per common share compared to net sales of $112,298 and a net loss of $942, or $.07 per common share in 1995.

Net Sales

     Net sales in 1996 were $579,670, a 1.3% increase over net sales of $572,454 in 1995. Net sales in the Consumer Products segment decreased by .8% over 1995. Net sales were negatively impacted by lower sales volume for the basketball business resulting from unseasonable weather during the spring selling season. This decrease was partially offset by increased sales in the lawn and garden products, reflecting market gains as a result of new product introductions and increased market penetration in existing product lines.

     In the Services for Retail segment, net sales increased by 7.2% over 1995, primarily as a result of continued market share gains in the non-bike and in-home assembly business and increased market penetration in the inventory services business.

Gross Profit

     Consolidated gross profit for 1996 was $94,888, or 16.4% of net sales, compared to $74,853, or 13.1% reported for 1995. The increase in gross profit in the Consumer Products segment resulted primarily from lower labor costs and improved productivity in the bicycle business. In the Services for Retail segment, gross profit margins increased due to improved labor efficiency in the inventory services business.

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

Selling, General, and Administrative Expenses

     Selling, general, and administrative expenses in 1996 were $80,058, a 4.3% increase over 1995. The increase in selling, general, and administrative expenses is primarily due to higher incentive accruals.

Net Interest Expense

     Net interest expense was $5,791, a $734 decrease over net interest expense for 1995. The decrease in interest expense is due primarily to principal reduction in long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

     The financial condition of the Company remained strong during 1997. Company operations have historically provided a positive cash flow which, along with the credit facilities maintained, provides adequate liquidity to meet the Company's operational needs. Cash provided by continuing operations amounted to $1,216 in 1997, compared to $2,784 in 1996 and $27,576 in 1995.

     Committed and uncommitted short-term lines of credit total $120,000 of which $43,000 was outstanding at December 31, 1997. The Company believes that its capital structure provides the financial flexibility to obtain additional financing that may be necessary to fund future growth.

     Funds expended for capital additions and improvements totaled $17,493 in 1997 compared to $14,684 in 1996 and $21,232 in 1995. In 1998, capital expenditures are expected to be approximately $21,600, reflecting continuing investment in new products and technology.

     The Company's debt to total capital ratio decreased to 28.0% at December 31, 1997 compared to 30.7% at December 31, 1996 due to the scheduled repayment of long-term obligations.

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


     The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $5,100 at December 31, 1997. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years.

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

INFLATION

     Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 1997. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.

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