Form 10-K405, Exhibit 13
period 1998-12-31
HUFFY CORP
filed 1999-02-11
CIK 225463

                                                                      Exhibit 13


Huffy Corporation

FIVE-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)

(Dollar amounts in thousands, except per share data)                1998
SUMMARY OF OPERATIONS
Net sales                                                       $707,556
Gross profit                                                     122,996
   Selling, general, and administrative expenses                  93,994
Operating income (loss) [1]                                        7,682
   Other (income) expense, net                                      (192)
   Interest expense, net                                           8,981
Earnings (loss) before income taxes                               (1,107)
   Income tax expense (benefit)                                     (442)
Earnings (loss) from continuing operations                          (665)
   Discontinued operations                                            --
Net earnings (loss)                                                 (665)
-------------------------------------------------------------------------

Earnings (loss) per common share:
   Basic                                                            (.05)
   Diluted                                                          (.05)
-------------------------------------------------------------------------

Common dividends declared                                          4,092
Common dividends per share                                           .34
Capital expenditures for plant and equipment                      22,977
Weighted average common shares outstanding:
   Basic                                                          12,122
   Diluted                                                        12,280
-------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END
Total assets                                                     343,744
Working capital                                                   27,894
Net investment in plant and equipment                             84,371
Notes payable                                                     99,240
Long-term obligations                                             29,784
Shareholders' equity                                              93,151
Equity per share                                                    7.91
-------------------------------------------------------------------------

CASH FLOWS
Net cash provided by (used in) operating activities               26,554
Net cash used in investing activities                            (38,761)
Net cash provided by (used in) financing activities               27,954
Net change in cash and cash equivalents                           15,747
-------------------------------------------------------------------------

RATIOS AND MISCELLANEOUS
Net profit margin on earnings from continuing operations             N/A
Average working capital turnover                                    14.8
Return on net assets                                                 N/A
Return on beginning shareholders' equity                             N/A
Current ratio                                                        1.1
Debt/total capital                                                  28.0%
-------------------------------------------------------------------------
Number of common shareholders                                      3,454


[1] Operating income in 1998 includes a charge of $21,320 related to the Celina plant closure and manufacturing reconfiguration. Operating loss in 1995 includes a net restructure provision of $5,378 related to personnel reductions and the negotiation of a concessionary labor contract. Operating income in 1994 includes a restructuring credit of $934 related to a 1993 charge. Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tools business.

N/A - Not Applicable.

Huffy Corporation

FIVE-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)

(Dollar amounts in thousands, except per share data)               1997                1996              1995            1994
SUMMARY OF OPERATIONS
Net sales                                                      $694,490            $579,670          $572,454        $598,185
Gross profit                                                    112,841              94,888            74,853          99,849
   Selling, general, and administrative expenses                 91,838              80,058            76,722          75,172
Operating income (loss) [1]                                      21,003              14,830            (7,247)         25,611
   Other (income) expense, net                                      994                (481)              102            (714)
   Interest expense, net                                          5,514               5,791             6,525           5,831
Earnings (loss) before income taxes                              14,495               9,520           (13,874)         20,494
   Income tax expense (benefit)                                   4,066               2,596            (4,359)          7,352
Earnings (loss) from continuing operations                       10,429               6,924            (9,515)         13,142
   Discontinued operations                                         (254)               (467)             (942)          4,285
Net earnings (loss)                                              10,175               6,457           (10,457)         17,427
-----------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share:
   Basic                                                            .79                 .48              (.78)           1.21
   Diluted                                                          .78                 .48              (.77)           1.19
-----------------------------------------------------------------------------------------------------------------------------

Common dividends declared                                         4,365               4,582             4,577           4,861
Common dividends per share                                          .34                 .34               .34             .34
Capital expenditures for plant and equipment                     17,493              14,684            21,232          32,586
Weighted average common shares outstanding:
   Basic                                                         12,895              13,449            13,422          14,458
   Diluted                                                       13,062              13,578            13,533          14,601
-----------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END
Total assets                                                    323,493             308,267           289,038         313,052
Working capital                                                  72,366              89,098            87,152          73,726
Net investment in plant and equipment                            79,466              78,890            81,648          77,790
Notes payable                                                    43,000              38,910             5,750              --
Long-term obligations                                            36,184              43,897            51,236          58,611
Shareholders' equity                                            112,839             115,972           116,104         133,403
Equity per share                                                   8.87                8.67              8.64            9.85
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS
Net cash provided by (used in) operating activities              51,738              (5,656)           27,898          31,199
Net cash used in investing activities                           (35,188)            (14,665)          (21,201)        (22,202)
Net cash provided by (used in) financing activities             (16,456)             19,872            (5,724)        (11,533)
Net change in cash and cash equivalents                              94                (449)              973          (2,536)
-----------------------------------------------------------------------------------------------------------------------------

RATIOS AND MISCELLANEOUS
Net profit margin on earnings from continuing operations            1.5%                1.2%            N/A               2.2%
Average working capital turnover                                    8.1                10.1               8.3             7.8
Return on net assets                                                6.8%                5.1%            N/A               8.9%
Return on beginning shareholders' equity                            8.8%                5.6%            N/A              12.8%
Current ratio                                                       1.5                 1.5               1.6             1.9
Debt/total capital                                                 28.0%               30.7%             33.7%           32.4%
-----------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                     3,127               3,570             3,688           4,196

[1] Operating income in 1998 includes a charge of $21,320 related to the Celina plant closure and manufacturing reconfiguration. Operating loss in 1995 includes a net restructure provision of $5,378 related to personnel reductions and the negotiation of a concessionary labor contract. Operating income in 1994 includes a restructuring credit of $934 related to a 1993 charge. Operating income in 1993 includes a provision of $28,755 for restructuring the Company's lawn and garden tools business.

N/A - Not Applicable.

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND SHAREHOLDERS,
HUFFY CORPORATION:

   We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
-------------------------
KPMG LLP


February 4, 1999
Cincinnati, Ohio

Huffy Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1998
TO THE YEAR ENDED DECEMBER 31, 1997

   The Company recorded net loss from continuing operations of ($665) or $(.05) per common share in 1998 compared to $10,429 or $.80 per common share for 1997. Earnings for 1998 included a pretax charge of $21,320 ($13,112 after tax) or $1.07 per common share for plant closure and manufacturing reconfiguration at the Huffy Bicycle Company. The plan includes actions such as the closure of the Celina, Ohio manufacturing facility; leasing a new parts fabrication facility; and expansion of its import program for bicycles. Net earnings from continuing operations, excluding the Huffy Bicycle Company plant closure and reconfiguration charges was $12,447, or $1.02 per common share for 1998. Increased net earnings before the above mentioned charges is the result of innovative new products and services, brand development and channel expansion, a company wide focus on cost reduction, and bolt-on acquisitions. The 1997 net earnings from continuing operations excludes operating results and gain from the sale of the Company's juvenile products business which was sold to Evenflo Company, Inc. in April, 1997. In 1997, the juvenile products business had net sales of $37,180 and a net loss of $813, or $.06 per common share. The gain on the sale of the juvenile products business was $559, or $.04 per common share.

Net Sales

   Net sales in 1998 were $707,556, a 1.9% increase over net sales of $694,490 in 1997. Net sales in the Consumer Products segment decreased slightly over 1997. Net sales in this segment declined due to cautious retail orders and store level inventory reductions, primarily in the sporting goods category.

   In the Services for Retail segment, net sales increased by 9.0% over 1997, primarily due to strong demand for inventory services.

Gross Profit

   Consolidated gross profit for 1998 was $122,996, or 17.4% of net sales, compared to $112,841, or 16.2% of net sales reported for 1997.

   Both the Consumer Products and Services for Retail segments contributed to the increase in gross profit for 1998. This increase in gross profit dollars was primarily volume driven in the Services for Retail segment, while improved margin was the major factor in the Consumer Products segment. Gross profit expressed as a percent of net sales increased primarily due to improvements achieved through cost reduction ("CRI") initiatives.

   Consolidated gross profit in total and as a percentage of sales varies by quarter due to normal seasonal fluctuations in both segments. In the Consumer Products segment, True Temper Hardware Company typically experiences lower sales in the third quarter due to the seasonal nature of its products. Lower gross profit percentages in the fourth quarter are typically caused by seasonal fluctuations at Huffy Bicycle Company and Washington Inventory Service. Huffy Bicycle Company typically stops production for a period during December to prevent inventory build-up. The fixed costs associated with this shutdown reduce fourth quarter profitability. In the Services for Retail segment, Washington Inventory Service also experiences a significant unfavorable seasonal impact during the fourth quarter as retailers typically do not conduct inventories during the Christmas season, causing low fourth quarter sales volume and reduced gross profit.

Selling, General, and Administrative Expenses

   Selling, general, and administrative expenses in 1998 were $93,994, a 2.3% increase over 1997. In both segments, the increase in selling, general, and administrative expenses is primarily due to volume related commissions, customer service costs, and distribution costs which was partially offset by reduction in employee benefit costs. Selling, general and administrative expenses for 1997 were favorably impacted by an insurance recovery.

Net Interest Expense

   Net interest expense was $8,981, a $3,467 increase over net interest expense for 1997. The increase in interest expense is due primarily to high levels of short-term borrowings which was partially offset by principal reduction in long-term debt.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED
DECEMBER 31, 1996

   The Company recorded net earnings from continuing operations of $10,429 or $.80 per common share in 1997, compared to $6,924, or $.51 per common share for 1996. Improved volume led to increased profitability in both segments. The net earnings from continuing operations exclude operating results and gain from the sale of the Company's juvenile products business which was sold to Evenflo Company, Inc. in April, 1997. In 1997, the juvenile products business had net sales of $37,180 and a net loss of $813, or $.06 per common share compared to net sales of $122,209 and a net loss of $467, or $.03 per common share in 1996. The gain on the sale of the juvenile products business was $559, or $.04 per common share.

Net Sales

   Net sales in 1997 were $694,490, a 19.8% increase over net sales of $579,670 in 1996. Net sales in the Consumer Products increased by 20.7% over 1996. Net sales in the Consumer Products segment increased due to strong demand and market share gains for bicycles and basketball backboard systems, combined with increased market penetration and new customer distribution in the wheelbarrow portion of the lawn and garden business.

   In the Services for Retail segment, net sales increased by 17.9% over 1996, primarily as a result of continued market penetration in the inventory services and product assembly and merchandising services business.

Gross Profit

   Consolidated gross profit for 1997 was $112,841, or 16.2% of net sales, compared to $94,888, or 16.4% reported for 1996.

   Volume increases in both the Consumer Products and Services for Retail segments contributed to the increased gross profit dollars, Gross profit expressed as a percent of net sales declined versus the prior year in the Consumer Products segment due to continued intense competition and customer demand for increased mix of promotionally priced products, while the Services for Retail segment was unfavorably impacted by a shift in the mix of product services provided.

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

LIQUIDITY AND CAPITAL RESOURCES

   The financial condition of the Company remained strong during 1998. Company operations have historically provided a positive cash flow which, along with the credit facilities maintained, provides adequate liquidity to meet the Company's operational needs. Cash provided by continuing operations amounted to $26,554 in 1998, compared to $1,216 in 1997 and $2,784 in 1996.

   Committed and uncommitted short-term lines of credit total $130,000 of which $99,240 was outstanding at December 31, 1998. The Company believes that its capital structure provides the financial flexibility to obtain additional financing that may be necessary to fund future growth.

   Funds expended for capital additions and improvements totaled $22,977 in 1998 compared to $17,493 in 1997 and $14,684 in 1996. In 1999, capital expenditures are expected to be approximately $18,900, reflecting continuing investment in new products and technology.

   The Company's debt to total capital ratio decreased to 28.0% at December 31, 1998 compared to 28.0% at December 31, 1997 due to the scheduled repayment of long-term obligations.

PLANT CLOSURE AND MANUFACTURING RECONFIGURATION

   During 1998, the Company implemented a plan to maximize operational efficiency by eliminating excess production capability and reducing annual operating expenses at the Huffy Bicycle Company. The plan includes the closure of the Celina, Ohio manufacturing facility to reduce capacity; the leasing of a parts fabrication facility to support other plants; and the continuation of its import program for opening price point bikes. In 1998, the Company incurred plant closure and manufacturing reconfiguration charges of $21,320 ($13,112 after tax or $1.07 per share). These charges included severance and related benefits ($6,548); facility shutdown and asset write-downs ($8,218); and new facility startup and equipment, personnel and inventory relocation ($6,554). The plant closure and manufacturing reconfiguration was substantially completed during 1998.

YEAR 2000 COMPLIANCE

   Many existing computer programs used globally use only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results after the century date changes on January 1, 2000. This Year 2000 issue is believed to affect virtually all companies, including Huffy Corporation.

   Huffy Corporation relies on computer-based technology and uses a variety of third-party hardware and proprietary and third-party software. In addition to the information technology ("IT") systems, the Company's operations rely on various non-IT equipment and systems that contain embedded computer technology. During 1996, the Company began evaluating and assessing all its internal date-sensitive systems and equipment for Year 2000 compliance. The assessment phase of the Year 2000 project is substantially complete and included both information technology equipment and non-information technology equipment. Based on its assessment, the Company determined that it was necessary to modify or replace a portion of its information systems. For its major IT systems, as of December 31, 1998, the Company is approximately 95% complete in the modification or replacement of its critical software and hardware and expects all such modifications and replacements to be completed by the spring of 1999. After completion of this phase, the Company plans to test and implement its IT systems. As of December 31, 1998, the Company has completed testing of approximately 80% of its remediated systems. Completion of the testing and implementation of all remediated systems is expected by June 30, 1999.

   The Company has also communicated with key suppliers and customers to determine their Year 2000 compliance and the extent to which the Company is vulnerable to any third-party Year 2000 issues. Most key suppliers and customers who have replied to our inquiries indicated that they expect to be Year 2000 compliant on a timely basis. There can be no assurance that there will not be an adverse effect on the Company if third parties do not make the necessary modifications to their systems in a timely manner. However, management believes that ongoing communications with and assessment of these third parties will minimize these risks.

   The Company is actively involved in the assessment and development of contingency plans and anticipates by December 31, 1999 contingency plans will be developed for mission critical systems.

   The Company's Year 2000 compliance program is directed primarily towards ensuring that the Company will be able to continue to perform four critical functions: (1) produce and ship goods, (2) order and receive inventory, (3) pay its employees and vendors, and (4) schedule and perform service business. It is difficult, or impossible, to assess with any degree of accuracy, the impact on any of these four areas of the failure of one or more aspects of the Company's compliance program.

   Because the Company began this process in a timely fashion, and because it regularly evaluates and upgrades its IT capabilities, the total estimated cost of the Year 2000 project alone is not material and has been funded by operating cash flows. The Company's remaining Year 2000 budget does not include material amounts for hardware and software replacement.

   The novelty and complexity of the Year 2000 issues, the proposed solutions, and the Company's dependence on the technical skills of employees and independent contractors and on the representatives and preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present a number of risks that are beyond the Company's reasonable control, such as the failure of utility companies to deliver electricity, the failure of telecommunications companies to provide voice and data services, the failure of financial institutions to process transactions and transfer funds, the failure of vendors to deliver merchandise or perform services required by the Company and the collateral effects on the Company of the effects of Year 2000 issues on the economy in general or on the Company's business partners and customers in particular. Although the Company believes that its Year 2000 compliance program is designed to appropriately identify and address those Year 2000 issues that are subject to the Company's reasonable control, there can be no assurance that the Company's efforts in this regard will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations.

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

   The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $6,100 at December 31, 1998. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years.

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

INFLATION

   Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 1998. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.

Huffy Corporation

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share data)
December 31,                                               1998         1997
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                           $ 17,889     $  2,142
   Receivables:
      Trade                                              96,685      107,269
      Taxes and other                                     1,586        5,150
                                                       --------     --------
                                                         98,271      112,419
      Less allowance for doubtful accounts                2,424        2,462
                                                       --------     --------
         Net receivables                                 95,847      109,957

   Inventories                                           82,467       81,692
   Deferred federal income taxes                         15,045       13,576
   Prepaid expenses                                       5,916        5,489
                                                       --------     --------
         Total current assets                           217,164      212,856
                                                       --------     --------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
   Land and land improvements                             1,547        1,502
   Buildings and improvements                            14,955       14,822
   Machinery and equipment                              140,650      133,276
   Office furniture, fixtures, and equipment             30,782       24,585
   Leasehold improvements                                28,267       25,006
   Construction in progress                               4,990        7,533
                                                       --------     --------
                                                        221,191      206,724
   Less accumulated depreciation and amortization       136,820      127,258
                                                       --------     --------
         Net property, plant, and equipment              84,371       79,466

OTHER ASSETS:
   Excess of cost over net assets acquired, net of
      accumulated amortization of $5,318 in 1998
      and $3,921 in 1997                                 33,122       21,355
   Deferred federal income taxes                          3,565        4,773
   Other                                                  5,522        5,043
                                                       --------     --------
                                                       $343,744     $323,493
                                                       --------     --------

See accompanying notes to consolidated financial statements

HUFFY CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share data)
December 31,                                                   1998           1997

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                          $  99,240      $  43,000
   Current installments of long-term obligations              6,411          7,786
   Accounts payable                                          41,154         40,280
   Accrued expenses:
      Salaries, wages, and other compensation                 9,001         14,849
      Insurance                                              10,235         11,216
      Other                                                  14,751         15,299
                                                          ---------      ---------
      Total accrued expenses                                 33,987         41,364
   Other current liabilities                                  8,478          8,060
                                                          ---------      ---------
      Total current liabilities                             189,270        140,490
                                                          ---------      ---------
Long-term obligations, less current installments             29,784         36,184
Pension liability                                             5,109          6,791
Postretirement benefits other than pensions                  15,403         17,300
Other liabilities                                            11,027          9,889
                                                          ---------      ---------
      Total liabilities                                     250,593        210,654
                                                          ---------      ---------


SHAREHOLDERS' EQUITY:
   Preferred stock, par value $1 per share
      Authorized 1,000,000 shares                                --             --
   Common stock, par value $1 per share
      Authorized 60,000,000 shares; issued 16,632,676
         shares in 1998 and 16,475,114 shares in 1997        16,633         16,475
   Additional paid-in capital                                65,892         63,885
   Retained earnings                                         82,489         87,246
   Accumulated comprehensive income                          (3,522)        (4,944)
                                                          ---------      ---------
                                                            161,492        162,662
                                                          ---------      ---------
   Less cost of 4,907,987 treasury shares in 1998
      and 3,757,408 in 1997                                  68,341         49,823
                                                          ---------      ---------
         Total shareholders' equity                          93,151        112,839
                                                          ---------      ---------
                                                          $ 343,744      $ 323,493
                                                          ---------      ---------

HUFFY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)
Years Ended December 31,                                       1998                1997              1996
Net sales                                                  $707,556            $694,490          $579,670
Cost of sales                                               584,560             581,649           484,782
                                                           --------            --------          --------
   Gross profit                                             122,996             112,841            94,888

Selling, general, and administrative expenses                93,994              91,838            80,058
Plant closure and manufacturing reconfiguration              21,320                  --                --
                                                           --------            --------          --------
   Operating income                                           7,682              21,003            14,830

Other expense (income)
   Interest expense                                           9,125               5,725             5,873
   Interest income                                             (144)               (211)              (82)
   Other                                                       (192)                994              (481)
                                                           --------            --------          --------
                                                              8,789               6,508             5,310
                                                           --------            --------          --------

Earnings (loss) before income taxes                          (1,107)             14,495             9,520
Income tax expense (benefit)                                   (442)              4,066             2,596
                                                           --------            --------          --------

Earnings (loss) from continuing operations                     (665)             10,429             6,924
                                                           --------            --------          --------

Discontinued operations:
   Loss from discontinued operations, net of
      income tax benefit of $458 in 1997
      and $202 in 1996                                           --                (813)             (467)
   Gain on disposal of discontinued operations,
      net of income tax of $4,490 in 1997                        --                 559                --
                                                           --------            --------          --------
Net earnings (loss)                                        $   (665)           $ 10,175          $  6,457
                                                           --------            --------          --------

EARNINGS (LOSS) PER COMMON SHARE:
   Basic
      Weighted average number of common shares           12,122,278          12,894,600        13,449,143
      Earnings (loss) from continuing operations           $   (.05)           $   0.81          $   0.51
      Loss from discontinued operations                          --                (.02)             (.03)
                                                           --------            --------          --------

      Net earnings (loss) per common share                 $   (.05)           $   0.79          $   0.48
                                                           --------            --------          --------

   Diluted
      Weighted average number of common shares
         and common stock equivalents                    12,279,833          13,062,174        13,577,862
      Earnings (loss) from continuing operations           $   (.05)           $   0.80          $   0.51
      Loss from discontinued operations                          --                (.02)             (.03)
                                                           --------            --------          --------

      Net earnings (loss) per common share                 $   (.05)           $   0.78          $   0.48
                                                           --------            --------          --------

See accompanying notes to consolidated financial statements.

HUFFY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)
Years Ended December 31,                                                    1998          1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations                          $   (665)     $ 10,429      $  6,924
Adjustments to reconcile net earnings (loss) to
   net cash provided by operating activities:
      Depreciation and amortization                                       18,080        17,666        18,417
      Loss on sale of property, plant, and equipment                         675           246            14
      Write-down of certain fixed assets                                   3,000            --            --
      Deferred federal income tax expense (benefit)                         (954)       (1,671)        1,736
      Increase (decrease) in cash resulting from changes in:
            Receivables, net                                              16,248       (20,699)      (16,492)
            Inventories                                                      (62)      (26,524)          114
            Prepaid expenses                                                (290)          435          (965)
            Other assets                                                    (731)       (2,098)          283
            Accounts payable                                              (1,090)       15,363        (7,832)
            Accrued expenses                                              (7,552)        1,975          (854)
            Other current liabilities                                        484         5,413        (1,697)
            Postretirement benefits other than pensions                   (1,897)          474           610
            Other long-term liabilities                                    1,138           694         2,476
            Other                                                            170          (487)           50
                                                                        --------      --------      --------
               Net cash provided by continuing operating activities       26,554         1,216         2,784
                                                                        --------      --------      --------

Discontinued operations:
   Gain on disposal of discontinued operations                                --           559            --
   Loss from discontinued operations                                          --          (813)         (467)
   Items from discontinued operations                                         --         1,516         4,501
   Cash provided by (used in) discontinued operations                         --        49,260       (12,474)
                                                                        --------      --------      --------
               Net cash provided by (used in) discontinued
                    operating activities                                      --        50,522        (8,440)
                                                                        --------      --------      --------
               Net cash provided by (used in) operating activities        26,554        51,738        (5,656)
                                                                        --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                  (22,977)      (17,493)      (14,684)
   Proceeds from sale of property, plant, and equipment                       46           294            19
   Acquisitions of businesses                                            (15,830)      (17,989)           --
                                                                        --------      --------      --------
               Net cash used in investing activities                     (38,761)      (35,188)      (14,665)
                                                                        --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in notes payable                                              56,240         4,090        33,160
   Issuance of long-term obligations                                          --            96            94
   Reduction of long-term obligations                                     (7,775)       (7,616)       (7,525)
   Issuance of common shares                                               2,165         1,461         2,042
   Purchase of treasury shares                                           (18,518)      (10,051)       (3,318)
   Dividends paid                                                         (4,158)       (4,436)       (4,581)
                                                                        --------      --------      --------
               Net cash provided by (used in) financing activities        27,954       (16,456)       19,872
                                                                        --------      --------      --------
Net change in cash and cash equivalents                                   15,747            94          (449)
Cash and cash equivalents:
               Beginning of year                                           2,142         2,048         2,497
                                                                        --------      --------      --------
               End of year                                              $ 17,889      $  2,142      $  2,048
                                                                        --------      --------      --------
Cash paid (refunded) during the year for:
               Interest                                                 $  9,218      $  6,744      $  7,385
               Income taxes                                               (3,191)        6,042        (3,131)

See accompanying notes to consolidated financial statements.

HUFFY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share data)

                                                                        Additional                   Accumulated
                                                              Common       Paid-In       Retained  Comprehensive      Treasury
                                                Total          Stock       Capital       Earnings         Income         Stock

BALANCE AT DECEMBER 31, 1995                 $116,104        $16,213       $60,644       $ 79,561        $(3,860)     $(36,454)
Net earnings                                    6,457                                       6,457
Comprehensive income
   Minimum pension liability
      adjustment, net of income tax
      benefit of $420                            (781)                                                      (781)
   Foreign currency
      translation adjustment                       50                                                         50
                                             --------
         Total comprehensive income             5,726
Issuance of 198,278 shares in
   connection with common
   stock plans                                  2,042            198         1,844
Common dividends $.34
   per share                                   (4,582)                                     (4,582)
Purchase of 263,300
   treasury shares                             (3,318)                                                                  (3,318)
                                            ----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                 $115,972        $16,411       $62,488        $81,436        $(4,591)     $(39,772)
Net earnings                                   10,175                                      10,175
Comprehensive income
   Minimum pension liability
      adjustment, net of income tax
      benefit of $73                              134                                                        134
   Foreign currency
      translation adjustment                     (487)                                                      (487)
                                             --------
         Total comprehensive income             9,822
Issuance of 63,771 shares in
   connection with common
   stock plans                                  1,461             64         1,397
Common dividends $.34
   per share                                   (4,365)                                     (4,365)
Purchase of 783,500
   treasury shares                            (10,051)                                                                 (10,051)
                                            ----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                 $112,839        $16,475       $63,885        $87,246        $(4,944)     $(49,823)
Net loss                                         (665)                                       (665)
Comprehensive income, net of tax
   Minimum pension liability
      adjustment, net of income tax
      benefit of $693                           1,286                                                      1,286
   Foreign currency
      translation adjustment                      136                                                        136
                                             --------
         Total comprehensive income               757

Issuance of 157,325 shares in
   connection with common
   stock plans                                  2,165            158         2,007
Common dividends $.34
   per share                                   (4,092)                                     (4,092)
Purchase of 1,211,800
   treasury shares                            (18,518)                                                                 (18,518)
                                            ----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                  $93,151        $16,633       $65,892        $82,489        $(3,522)     $(68,341)

See accompanying notes to consolidated financial statements.

HUFFY CORPORATION


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollar amounts in thousands, except per share data)


[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   [a] Consolidation -- The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated.

   [b] Reclassification -- Certain 1997 and 1996 balances have been reclassified to conform with the 1998 presentation.

   [c] Cash and Cash Equivalents -- Cash equivalents consist principally of short-term money market instruments with original maturities of three months or less.

   [d] Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1998.

   [e] Inventories -- Inventories are valued at cost (not in excess of market) determined by the last-in, first-out (LIFO) method for all bicycle and basketball inventories. Lawn and garden tools inventories are valued on the first-in, first-out (FIFO) method. At December 31, 1998 and 1997, 57% and 60%, respectively, of the Company's inventories were valued using the LIFO method.

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

   [i] Earnings (Loss) Per Common Share -- Effective December 31, 1997, the Company adopted SFAS No. 128 "Earnings Per Share" which simplifies the standards for computing earnings per share. Quarterly earnings per share for 1997 have been restated to reflect the adoption, however, there was no material impact on the Company's previously reported earnings per share. Earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding.

   [j] Foreign Currency Translation -- The functional currency of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a component of comprehensive income.

   [k] Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   [l] Stock Option Plans -- Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

[2] ACQUISITIONS

   In 1998 and 1997, the Company made several acquisitions to add product lines to current businesses. In June, 1998, the Company acquired the assets of Inventory Auditors, Inc. This acquisition combines the second and third largest businesses in the inventory taking services industry in the U.S., and allows expanded service coverage to the nation's retailers. Also in June 1998, the Company acquired Lantz Manufacturing Corporation. Lantz broadens the Company's position in lawn and garden tools, with leaf rakes, snow shovels, lawn edging and splash blocks.

   In December, 1997, the Company acquired the assets of Royce Union Bicycle Company, Inc. which holds a leading market position in the growing sporting goods distribution channel. In July, 1997, the Company purchased the business and assets of Sure Shot International, Inc. and Hydra-Rib, Inc. which produce basketball units for institutional and in-arena use. The financial position and earnings for these companies were immaterial to the Company's consolidated financial statements.

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

[4] PLANT CLOSURE AND MANUFACTURING RECONFIGURATION

   During 1998, the Company implemented a plan to maximize operational efficiency by eliminating excess production capacity and reducing annual operating expenses at the Huffy Bicycle Company. The plan includes the closure of the Celina, Ohio manufacturing facility to reduce capacity; the leasing of a parts fabrication facility to support other plants; and the continuation of its import program for opening price point bikes. The plan included the termination of 935 hourly and salaried employees. In 1998, the Company incurred plant closure and manufacturing reconfiguration charges of $21,320 ($13,112 after tax or $1.07 per share). These charges included severance and related benefits ($6,548); facility shutdown and asset write-downs ($8,218); and new facility startup and equipment, personnel and inventory relocation ($6,554). The remaining plant closure and manufacturing reconfiguration reserve which is included in other accrued expenses at December 31, 1998 includes $401 of unpaid severance and $1,399 of environmental costs. The company anticipates the remaining balance to be expended in 1999.

[5] INVENTORIES

   The components of inventories are as follows:

                                              1998      1997
Finished goods                             $51,758   $43,518
Work-in-process                             10,985    13,699
Raw materials and supplies                  23,336    30,505
                                           -------   -------
                                            86,079    87,722
Excess of FIFO cost over
   LIFO inventory value                     (3,612)   (6,030)
                                           -------   -------
                                           $82,467   $81,692
                                           =======   =======

[6] LINES OF CREDIT AND LONG-TERM OBLIGATIONS

   During 1998, the Company had a short-term committed line of credit with various banks in the form of a $50,000 revolving credit agreement of which the entire document was outstanding at December 31, 1998. This agreement expires December 31, 1999. The Company also had $80,000 in uncommitted lines of credit on a no fee basis, of which $49,240 was outstanding at December 31, 1998.

   Short-term borrowings are summarized as follows:

                                              1998      1997
Unsecured notes payable:
 Average borrowings                       $ 82,498   $16,152
 Maximum at any month end                  102,500    70,520
 Weighted average rate                        5.87%     5.99%

   Long-term obligations are summarized as follows:


                                              1998      1997
Unsecured notes payable:
 9.62% due serially through 2000           $12,000   $15,000
 9.81% due serially through 1998                --     4,400
 8.23% Industrial Development Bonds
   due serially from 2000 through 2014      20,000    20,000
Other                                        4,195     4,570
                                           -------   -------
                                            36,195    43,970

Less current installments                    6,411     7,786
                                           -------   -------
                                           $29,784   $36,184
                                           =======   =======

   Certain of the loan agreements contain covenants which, among other things, require the Company to maintain current assets equal to 150% of current liabilities, limit the percentage of capitalization from funded debt, and require that certain levels of net worth be maintained. The Company was in compliance or had obtained bank waivers for all debt covenants as of December 31, 1998.

   Principal payments required on long-term obligations during each of the years 2000 through 2003 are approximately $7,683, $1,678, $1,697, and $1,717, respectively.

   The estimated fair value of the Company's long-term obligations at December 31, 1998 and 1997 was approximately $38,745 and $47,225, respectively. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

[8] COMMON STOCK AND COMMON STOCK PLANS

   At December 31, 1998, the Company has stock-based compensation plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in Accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value was $202, $432, and $246 for 1998, 1997, and 1996, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                    1998      1997      1996
Net earnings (loss)
                   As Reported   $  (665)  $10,175    $6,457
                   Pro Forma      (1,279)    9,741     6,228
Net earnings (loss)
 per common share
                   As Reported   $  (.05)   $ 0.78    $ 0.48
                   Pro Forma        (.10)     0.75      0.46

   Due to the phase-in period for applying the disclosure requirements of SFAS No. 123, the pro forma information provided above is not likely to be representative of the effects on reported net earnings for future years.

   The Company has fixed option plans, which include the 1998 Qualified Plans, the 1998 Non-Qualified Plan, the 1988 Stock Option Plan and Restricted Share Plan and the 1987 Director Stock Option Plan. The 1998 Qualified Plans consist of the 1998 Director Stock Option Plan, the 1998 Key Employee Stock Plan, and the 1998 Restricted Share Plan.

   The 1998 Non-Qualified Plan, the 1998 Key Employee Stock Plan, and the 1988 Stock Option Plan and Restricted Share Plan authorize the issuance of non-qualified stock options, restricted shares, incentive stock options, and stock appreciation rights, although no incentive stock options or stock appreciation rights have been issued. Under the plan, the exercise price of each non-qualified stock option equals the market price of the Company's stock on the date of the grant, and such option's maximum term is ten years. Options vest at the end of the first through fifth years.

   The 1998 Director Stock Option Plan and 1987 Director Stock Option Plan authorizes the automatic issuance of non-qualified stock options to members of the Board of Directors who are not

                                    1998              1998             1997              1997            1996             1996
                                  NUMBER  WEIGHTED-AVERAGE           Number  Weighted-Average          Number Weighted-Average
                               OF SHARES    EXERCISE PRICE        of Shares    Exercise Price       of Shares   Exercise Price
1998 NON-QUALIFIED PLAN
Outstanding at January 1              --                --
  Granted at fair value          245,700            $15.73
  Granted below fair value            --                --
  Forfeited                         (750)            15.94
  EXERCISED                           --                --
                                 -------            ------
Outstanding at December 31       244,950            $15.73
                                 -------            ------
Exercisable at December 31            --                --
                                 -------            ------
WEIGHTED-AVERAGE fair value of
 options granted during the year;
   issued at fair value on grant date               $ 4.58
   issued below fair value on grant date                --

1998 QUALIFIED PLANS
Outstanding at January 1              --                --
  Granted at fair value          231,958            $16.57
  Granted below fair value            --                --
  Forfeited                           --                --
  Exercised                           --                --
                                 -------            ------
OUTSTANDING AT DECEMBER 31       231,958            $16.57
                                 -------            ------
Exercisable at December 31        16,000            $16.25
                                 -------            ------
Weighted-average fair value of
   Issued at fair value on grant date               $ 5.08
   Issued below fair value on grant date                --

                                    1998              1998             1997              1997            1996               1996
                                  NUMBER  WEIGHTED-AVERAGE           Number  Weighted-Average          Number   Weighted-Average
                               OF SHARES    EXERCISE PRICE        of Shares    Exercise Price       of Shares     Exercise Price
1988 PLAN
Outstanding at January 1       1,327,315            $12.75        1,278,647           $12.42          957,156             $12.67
  Granted at fair value           15,000             14.75          272,399            14.34          433,409              13.11
  Granted below fair value            --                --               --               --           90,000               1.00
  Forfeited                     (136,834)            13.94         (168,510)           13.66          (44,503)             13.99
  Exercised                      (73,718)            12.05          (55,221)            9.76         (157,415)              8.82
                               ---------            ------        ---------           ------        ---------             ------
Outstanding at December 31     1,131,763            $12.73        1,327,315           $12.75        1,278,647             $12.42
                               ---------            ------        ---------           ------        ---------             ------
Exercisable at December 31       632,399                --          422,962           $13.51          302,695             $14.32
                               ---------            ------        ---------           ------        ---------             ------
Weighted-average fair value
 of options granted during
 the year;
   Issued at fair value
     on grant date                                 $  4.29                            $ 4.42                              $ 4.21
   Issued below fair value
     on grant date                    --                                --                            $ 9.02

1987 DIRECTOR STOCK OPTION PLAN
Outstanding at January 1         243,818            $12.35          188,882           $12.44          184,877             $12.42
  Granted at fair value               --                --           50,625            13.00               --                 --
  Granted below fair value            --                --            4,728             1.00            7,241               1.00
  Forfeited                       (5,625)            11.66               --               --               --                 --
  Exercised                      (42,115)             9.55             (417)            1.00           (3,236)              0.80
                               ---------            ------        ---------           ------        ---------             ------
Outstanding at December 31       196,078            $12.98          243,818           $12.35          188,882             $12.44
                               ---------            ------        ---------           ------        ---------             ------
Exercisable at December 31       140,725                --          181,224           $12.92          175,348             $13.32
                               ---------            ------        ---------           ------        ---------             ------
Weighted-average fair value of
 options granted during the year                        --                                --                              $10.56

                                                             Options Outstanding                    Options Exercisable
                                                             -------------------                    -------------------
                                                                         Average     Weighted                     Weighted
                                      Range of         Number          Remaining      Average           Number     Average
                                      Exercise    Outstanding        Contractual     Exercise      Exercisable    Exercise
                                         Price    at 12/31/98               Life        Price      at 12/31/98       Price
1998 Non -Qualified Plan
                                      13 to 17        175,200         10.0 Years       $15.08
                                      18 to 20         69,750          9.6 Years        17.38
                                      --------       --------         ----------        -----
                                      13 to 20        244,950          9.9 Years        15.73

1998 Qualified Plan
                                        0 to 1         11,458          9.4 Years      $  1.00               --          --
                                      13 to 17         65,500          9.8 Years        15.31           16,000      $16.25
                                      18 to 20        155,000          9.5 Years        18.25               --          --
                                      --------        -------          ---------        -----          -------       -----
                                       0 to 20        231,958          9.6 Years       $16.57           16,000      $16.25

1988 Plan
                                        0 to 1         90,000          7.6 Years      $  1.00           60,000      $ 1.00
                                      10 to 12        296,960          6.6 Years        11.03          184,256       11.02
                                      13 to 17        648,588          7.7 Years        14.16          291,928       14.27
                                      17 to 20         96,215          4.2 Years        19.38           96,215       19.38
                                      --------     ----------          ---------        -----         --------      ------
                                       0 to 20      1,131,763          7.1 Years       $12.73          632,399      $12.84

1987 Director Stock Option Plan
                                        0 to 1         27,328          5.7 Years       $  .98           22,600      $  .98
                                      11 to 18        168,750          5.2 Years        14.92          118,125       15.74
                                      --------        -------          ---------        -----          -------      ------
                                       0 to 18        196,078          5.3 Years       $12.98          140,725      $13.37

employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. Such shares cannot include stock appreciation rights. Under the 1998 Director Stock Option Plan, options vest at the end of six months and at the end of two years. Under the 1987 Director Stock Option Plan, options vest at the end of the third, fourth, and fifth years.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 2.4% for all years; expected volatility of 30.0% for all years; risk-free interest rates from 5.5% to 6.8% for all plans and years; and expected lives of
5.8 years for all plans.

   The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's common stock at a price approximately 90% of the closing price of the common stock on the offering date. Under the plan, the Company sold 40,729 shares, 8,133 shares, and 37,627 shares to employees in 1998, 1997, and 1996, respectively. At December 31, 1998, rights to purchase 65,205 shares were outstanding under this plan at an exercise price of $11.531 per share and 472,884 additional shares were available for issuance.

   Under FASB Statement No. 123, compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1998, 1997, and 1996, respectively: dividend yield of 2.4% for all years; an expected life of one year for all years; a risk-free interest rate of 4.8% for 1998 grants, 5.7% for 1997 grants and 6.2% for 1996 grants, and expected volatility of 30.0% for all years. The weighted-average fair value of those purchase rights granted in 1998, 1997, and 1996 were $0.57, $1.85, and $2.41, respectively.

[9] Earnings Per Share

                                        Income           Shares     Per Share
                                   (Numerator)    (Denominator)        Amount
1998
BASIC EPS
Net earnings available to
  common shareholders                   $(665)       12,122,278        $(.05)
                                                                       -----

EFFECT OF DILUTIVE SECURITIES
Stock options                              --           157,555

DILUTED EPS
  Earnings available to common
  shareholders and assumed
  conversions                           $(665)       12,279,833        $(.05)
                                        -----        ----------        -----

                                        Income           Shares     Per Share
                                   (Numerator)    (Denominator)        Amount
1997
BASIC EPS
Net earnings available to
  common shareholders                  $10,175       12,894,600          $.79
                                                                         ----

EFFECT OF DILUTIVE SECURITIES
Stock options                               --          167,574

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                          $10,175       13,062,174          $.78
                                       -------       ----------          ----

                                        Income           Shares     Per Share
                                   (Numerator)    (Denominator)        Amount
1996
BASIC EPS
Net loss available to
  common shareholders                   $6,457       13,449,143          $.48
                                                                         ----

EFFECT OF DILUTIVE SECURITIES
Stock options                               --          128,719

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                           $6,457       13,577,862          $.48
                                        ------       ----------          ----

   Options to purchase 385,340, 224,785, and 812,222 shares of common stock were outstanding in 1998, 1997, and 1996, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

[10] COMMITMENTS AND CONTINGENCIES

   The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $9,308, $7,523, and $6,308 in 1998, 1997, and 1996, respectively.

   Future minimum rental commitments under non-cancellable operating leases at December 31, 1998 are as follows:

                                                      Amount
1999                                                 $ 6,931
2000                                                   6,091
2001                                                   4,913
2002                                                   3,666
2003                                                   3,105
Thereafter                                            13,042
                                                     -------
 Total minimum payments                              $37,748
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

   The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $6,100 and $5,100 for 1998 and 1997, respectively. This accrual has not been discounted, and management expects that the majority of expenditures relating to costs currently accrued will be made over the next two to ten years. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

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

   In addition to the Company's defined benefit pension plans, the Company sponsors several defined benefit health care and life insurance plans that provide postretirement medical, dental, and life insurance benefits to full-time employees who meet minimum age and service requirements. The plans are contributory, with retiree contributions adjusted annually, and contain other


   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1998 and 1997:

                                                             Health Care &     Health Care &        Deferred        Deferred
                                    PENSION       PENSION   Life Insurance    Life Insurance    Compensation    Compensation
                                      PLANS         PLANS            Plans             Plans            Plan            Plan
                                       1998          1997             1998              1997            1998            1997
Change in benefit obligations:
Benefit obligation at beginning
 of year                            $93,802       $87,374          $13,194           $12,200           $6,498           $6,394
Service cost                          2,787        $2,593              402               469               --               --
Interest cost                         6,654         6,138              727               932              458              333
Amendments                              525        (1,581)              --                --               --               --
Actuarial (gain) loss                 5,955         3,829           (2,439)              638               --               --
Disbursements                        (6,314)       (3,279)            (430)             (536)            (159)            (229)
Curtailments                         (1,007)       (1,272)          (1,734)             (509)              --               --
                                    -------       -------          -------           -------           ------           ------
Benefit obligation at end of year   102,402        93,802            9,720            13,194            6,797            6,498
                                    -------       -------          -------           -------           ------           ------

Change in plan assets:
Fair value of plan assets at
 beginning of year                   85,456        73,569               --                --               --               --
Actual return on plan assets         14,271        12,217               --                --               --               --
Employer contribution                 4,626         2,949              430               536              159              229
Disbursements                        (6,315)       (3,279)            (430)             (536)            (159)            (229)
                                    -------       -------          -------           -------           ------           ------
Fair value of plan assets at
  end of year                        98,038       85,456                --               --                --
                                    -------       -------          -------           -------           ------           ------
Funded status                        (4,364)       (8,346)          (9,720)          (13,194)          (6,797)          (6,498)
Unrecognized net actuarial
  (gain) loss                         8,318         9,532           (1,961)             (663)           3,117            3,117
Unrecognized prior service cost       1,603         1,284              (42)              (45)              --               --
Unrecognized initial net
  (asset) obligation                 (1,511)       (1,846)               --               --               --
                                    -------       -------          -------           -------           ------           ------
Net amount recognized                 4,046           624          (11,723)          (13,902)          (3,680)          (3,381)
                                    -------       -------          -------           -------           ------           ------

Amounts recognized in the statement
  of financial position consist of:
Prepaid benefit cost                  4,815         2,368               --                --               --               --
Accrued benefit liability            (5,873)       (8,506)         (11,723)          (13,902)          (3,680)          (3,381)
Intangible asset                      1,104           806              N/A               N/A              N/A              N/A
Accumulated other comprehensive
 income                               4,000         5,956              N/A               N/A              N/A              N/A
                                    -------       -------          -------           -------           ------           ------
Net amount recognized                 4,046           624          (11,723)          (13,902)          (3,680)          (3,381)
                                    -------       -------          -------           -------           ------           ------

Weighted-average assumptions
  as of December 31:
Discount rate                          7.00%         7.25%            7.00%             7.25%            7.25%            7.25%
Expected return on plan assets         9.50%         9.50%             N/A               N/A              N/A              N/A
Rate of compensation increase    Age-graded    Age-graded              N/A               N/A              N/A              N/A

   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1998 and 1997:

                                                              Health Care &     Health Care &        Deferred         Deferred
                                 PENSION         PENSION     Life Insurance    Life Insurance    Compensation     Compensation
                                   PLANS           PLANS              Plans             Plans            Plan             Plan
                                    1998            1997               1998              1997            1998             1997
Components of
  net periodic benefit cost:
Service cost                      $2,787          $2,593               $402             $ 469               --              --
Interest cost                      6,654           6,138                727               932              458             333
Expected return on plan assets    (8,207)         (7,037)                --                --               --              --
Amortization of prior service cost   163             168                 (3)               (3)              --              --
Amortization of initial net
  (asset) obligation                (336)          (334)                 --                --
Recognized net actuarial
  (gain) loss                        100             381               (150)               --               --              --
Curtailment gain                      44            (851)            (2,725)               --               --              --
                                  ------          ------             ------             -----              ---             ---
Net periodic benefit cost          1,205           1,058             (1,749)            1,398              458             333
                                  ------          ------             ------             -----              ---             ---

cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

   In connection with the Celina plant closure, future benefits were terminated for its employees under the postretirement medical and dental plans and a curtailment gain of $2,725 was included in the plant closure and manufacturing reconfiguration.

   The Company also sponsors a deferred compensation plan for the benefit of highly compensated management employees. The eligible employees make contributions to the plan and receive postretirement benefits based upon a stated rate of return on those contributions. The Company's policy is to fund the cost of the benefits in amounts determined at the discretion of management.

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $10,892, $10,777, and $4,906, respectively, as December 31, 1998, and $54,619, $51,929, and $43,740, respectively, as December 31, 1997.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1998       1997
ONE-PERCENTAGE-POINT INCREASE
  Actuarial value of benefit obligations:
   Vested benefit obligation               $   168     $  205
   Accumulated benefit obligation            1,287      1,736

ONE-PERCENTAGE-POINT DECREASE
  Actuarial value of benefit obligations:
   Vested benefit obligation               $  (145)       N/C
   Accumulated benefit obligation           (1,136)       N/C

   Prior to closure, the Celina, Ohio facility participated in a multiemployer defined benefit plan. Contributions to the multiemployer plan totaled $489 in 1998 and $1,025 in 1997.

   The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $599, $807, and $843 in 1998, 1997, and 1996, respectively.

[13] INCOME TAXES

   The provisions for federal and state income taxes attributable to income from continuing operations consist of:

                                    1998        1997       1996
Current tax expense (benefit):
 Federal                           $ 551     $ 5,047     $2,050
 State                              (210)        102       (141)
 Foreign                             170          23         45
                                   -----     -------     ------
                                     511       5,172      1,954
Deferred tax expense (benefit)      (953)     (1,106)       642
                                   -----     -------     ------
 Total tax expense (benefit)       $(442)    $ 4,066     $2,596
                                   -----     -------     ------

   The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1993.

   Management expects that the Company's future levels of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, a valuation allowance has not been established.

   The components of the net deferred tax asset as of December 31, 1998 and 1997 were as follows:

                                              1998      1997
DEFERRED TAX ASSETS:
Allowance for doubtful accounts            $   838   $   842
Inventory obsolescence reserve                 994       909
Workers' compensation                        1,954     1,946
Product liability                              839     1,624
Deferred compensation                        2,174     1,622
Accrued vacation                               535     1,055
Pension liability                            1,768     2,626
Postretirement benefits other
 than pensions                               5,404     6,055
Environmental reserves                       2,622     1,797
Severance reserves                           1,855       624
Promotional allowances                       1,435       772
Other liabilities and reserves               2,660     2,304
                                           -------   -------
  Total deferred tax assets                 23,078    22,176
                                           -------   -------

Deferred tax liabilities:
Property, plant, and equipment               3,529     2,977
Other assets                                   940       850
                                           -------   -------
   Total deferred tax liabilities            4,469     3,827
                                           -------   -------
Net deferred tax asset                     $18,609   $18,349
                                           -------   -------

   The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes attributable to continuing operations.

                                          1998      1997     1996
Earnings (loss) before income
 taxes from continuing
   operations                          $(1,107)  $14,495   $9,520
                                       -------   -------   ------
Tax provision (benefit) computed
 at statutory rate                     $  (387)  $ 4,928   $3,237
Increase (reduction) in taxes
 due to:
  Impact of foreign losses for
   which a current tax benefit
   is not available                        (31)     (237)     (54)
  State income taxes (net of
   federal tax benefit)                   (136)       67      (48)
  Goodwill amortization                    140       136      136
  Foreign sales corporation               (137)     (182)    (210)
  Insurance proceeds                        --      (320)      --
  Non-deductible meals and
   entertainment                           480       385      353
  Tax credits                             (206)     (138)    (132)
  Refunds of prior year
   income taxes                            (86)     (531)    (545)
  Miscellaneous                            (79)      (42)    (141)
                                       -------   -------   ------
   Actual tax provision (benefit)      $  (442)  $ 4,066   $2,596
                                       -------   -------   ------

[15] BUSINESS SEGMENTS

   Huffy Corporation is a diversified manufacturer and supplier of bicycles, basketball backboards, lawn and garden tools, and inventory, assembly, and supplier services. Bicycles and basketball backboards are sold predominantly through national and regional high volume retailers in the United States. Lawn and garden products are sold both directly and through wholesale distributors to national and regional high volume retailers in the United States. In-store and in-home assembly and repair, and in-store display services are provided to major retailers in fifty states, Puerto Rico, and the Virgin Islands. Merchandising services (product resets and periodic maintenance of displays) are marketed to manufacturers who supply high volume retailers. Physical inventory services are marketed on a nationwide basis to mass retailers, drug stores, home centers, sporting goods stores, specialty stores, and grocery stores. The Company has classified its operations into the following business segments:

     o CONSUMER PRODUCTS -- bicycles, basketball back boards and related products, and lawn and garden tools.

     o SERVICES FOR RETAIL -- in-store assembly, repair, and display services as well as inventory counting services.

   In 1998, two customers individually accounted for 23% and 14% of total consolidated net sales. In 1997, two customers individually accounted for 27% and 11% of total consolidated net sales. In 1996, two customers individually accounted for 16% and 13% of total consolidated net sales.

   A summary of the Company's 1998, 1997, and 1996 operations by business segment is as follows:

                                                         Earnings (Loss)                       Depreciation
                                                           Before Income      Identifiable              and           Capital
                                                 Sales             Taxes            Assets     Amortization      Expenditures
1998
Consumer Products                             $510,768            $2,304          $250,860          $12,477           $17,131
Services for Retail                            197,901             9,051            55,442            5,280             5,575
Eliminations                                    (1,113)
Interest expense                                                  (9,125)
Interest income                                                      144
General corporate                                   --            (3,481)           40,442              323               271
                                              --------           -------          --------          -------           -------
                                              $707,556           $(1,107)         $346,744          $18,080           $22,977
                                              --------           -------          --------          -------           -------

1997

Consumer Products                             $514,286           $16,239          $253,727          $13,333           $13,149
Services for Retail                            181,556             9,101            44,257            3,924             4,265
Eliminations                                    (1,352)
Interest expense                                                  (5,725)
Interest income                                                      211
General corporate                                   --            (5,331)           25,509              409                79
                                              --------           -------          --------          -------           -------
                                              $694,490           $14,495          $323,493          $17,666           $17,493
                                              --------           -------          --------          -------           -------

1996

Consumer Products                             $425,994           $13,409          $194,270          $13,859           $10,829
Services for Retail                            153,933             7,251            39,775            4,132             3,725
Eliminations                                      (257)
Interest expense                                                  (5,873)
Interest income                                                       82
General corporate                                   --            (5,349)           23,446              426               130
                                              --------           -------          --------          -------           -------
                                              $579,670           $ 9,520          $257,491          $18,417           $14,684
                                              --------           -------          --------          -------           -------

[16] QUARTERLY FINANCIAL DATA (UNAUDITED)

   Quarterly financial data for the years 1998 and 1997 are as follows:

                                                    1ST              2ND               3RD              4TH
                                                QUARTER          QUARTER           QUARTER          QUARTER           TOTAL[1]
1998

Net Sales                                      $182,305         $220,310          $140,111         $164,830           $707,556
Gross profit                                     32,467           44,521            23,080           22,928            122,996
                                               --------         --------           -------          -------
 Net earnings (loss)                              3,786              (26)             (719)          (3,706)              (665)

EARNINGS PER COMMON SHARE:
  Basic
      Net earnings (loss) per common share      $   .30          $   .00           $  (.06)         $  (.31)          $  (.05)
  Diluted
      Net earnings (loss) per common share      $   .30          $   .00           $  (.06)         $  (.31)          $  (.05)


1997

Net sales                                      $171,927         $213,101          $149,996         $159,466          $694,490
Gross profit                                     27,422           37,457            23,465           24,497           112,841
                                               --------         --------          --------         --------           -------
  Net earnings                                    3,406            5,496             1,015              258            10,175

EARNINGS PER COMMON SHARE:
  Basic
   Earnings from continuing operations          $   .22          $   .49           $   .08          $   .02           $   .81
   Discontinued operations                          .04             (.06)               --               --              (.02)
                                                 ------           ------             -----            -----            ------
      Net earnings per common share             $   .26          $   .43           $   .08          $   .02           $   .79
  Diluted
   Earnings from continuing operations          $   .22          $   .49           $   .08          $   .02           $   .80
   Discontinued operations                          .03             (.06)               --               --           $  (.02)
                                                 ------           ------             -----            -----            ------
      Net earnings per common share             $   .25          $   .43           $   .08          $   .02           $   .78

[1] QUARTERLY PER SHARE AMOUNTS ARE COMPUTED INDEPENDENTLY FOR EACH QUARTER AND THE FULL YEAR BASED UPON THE RESPECTIVE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND MAY NOT EQUAL THE TOTAL FOR THE YEAR.

COMMON STOCK

   Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Corporation Common Stock during the years ended December 31, 1998 and 1997 were as follows:


Year ended December 31, 1998

                                      COMMON STOCK       DIVIDENDS
                                      PRICE RANGE         DECLARED
QUARTER                               HIGH        LOW
FIRST                              $16-1/2   $12-5/16        $.085
SECOND                              19-1/8     14-7/8         .085
THIRD                               16-1/2     14-1/8         .085
FOURTH                              16-1/2    11-1/16         .085
                                                             -----
Total                                                        $.340
                                                             -----

Year ended December 31, 1997

                                       Common Stock      Dividends
                                       Price Range        Declared
Quarter                                High       Low
First                              $14-7/8   $12-3/4         $.085
Second                              14-3/4    12-3/4          .085
Third                               16-1/2    14-1/8          .085
Fourth                              16-15/16  13-1/16         .085
                                                             -----
Total                                                        $.340
                                                             -----

   As of December 31, 1998 there were 11,783,689 shares of Huffy Corporation Common Stock outstanding and there were 3,454 shareholders of record. Management estimates an additional 8,500 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1998 totaled 10,469,990 shares. The average number of common shares outstanding during this period was approximately 12,122,278 shares.

DIRECTORS AND OFFICERS



BOARD OF DIRECTORS
   Don R. Graber
   Chairman of the Board, President and
   Chief Executive Officer

   W. Anthony Huffman
   President of Huffman Travel Limited

   Linda B. Keene
   Vice President - Market Development of
   American Express Financial Advisors

   Jack D. Michaels
   Chairman, President and Chief Executive
   Officer of HON INDUSTRIES Inc.

   Donald K. Miller
   President of Presbar Corporation

   James F. Robeson
   Consultant to various distribution companies

   Patrick W. Rooney
   Chairman of the Board, President and
   Chief Executive Officer of Cooper Tire &
   Rubber Company

   Thomas C. Sullivan
   Chairman and Chief Executive Officer of
   RPM, Inc.

   Joseph P. Viviano
   Vice Chairman of Hershey Foods Corporation


COMMITTEES OF THE BOARD OF DIRECTORS
Audit Committee:
   James F. Robeson (Chairman), Linda B. Keene, and Donald K. Miller

Compensation Committee:
   Thomas C. Sullivan (Chairman),  Patrick W.
   Rooney, and Joseph P. Viviano

Nominating and Governance Committee:
   Jack D. Michaels (Chairman), W. Anthony
   Huffman, and Linda B. Keene


CORPORATE OFFICERS
   Don R. Graber
   Chairman of the Board, President and
   Chief Executive Officer

   Stanley H. Davis
   Vice President - Human Resources and
   Organization Development

   Thomas A. Frederick
   Vice President - Finance, Chief
   Financial Officer and Treasurer

   Timothy G. Howard
   Vice President - Controller

   Nancy A. Michaud
   Vice President - General Counsel and
   Secretary


COMPANY PRESIDENTS
   Paul R. D'Aloia
   Huffy Sports Company

   Carol A. Gebhart
   Washington Inventory Service

   Christopher W. Snyder
   Huffy Bicycle Company

   John M. Stoner, Jr.
   True Temper Hardware Company

   I. Edward Tonkon II
   Huffy Service First, Inc.

SHAREHOLDER INFORMATION



ANNUAL MEETING
   The Annual Meeting of Shareholders will be held April 22, 1999 at 10:00 a.m., Eastern Daylight Time, at Sinclair Community College in the Frederick C. Smith Auditorium, 444 West Third Street, Dayton, Ohio.
Shareholders are cordially invited to attend.

PRIMARY BUSINESS LOCATIONS
   Huffy Corporation
   225 Byers Road
   Miamisburg, Ohio 45342
   (937) 866-6251

   Huffy Bicycle Company
   225 Byers Road
   Miamisburg, Ohio 45342
   (937) 866-6251

   True Temper Hardware Company
   465 Railroad Avenue
   Camp Hill, Pennsylvania 17011
   (717) 737-1500

   Huffy Sports Company
   N53 W24700 S. Corporate Circle
   Sussex, Wisconsin 53089
   (414) 820-3440

   Washington Inventory Service
   9265 Sky Park Court, Ste. 100
   San Diego, California 92123
   (619) 565-8111

   Huffy Service First, Inc.
   8521 Gander Creek Drive
   Miamisburg, Ohio 45342
   (937) 438-3664

Additional Operating Locations
   - Cork, Ireland
   - Farmington, Missouri
   - Fuquay-Varina, North Carolina
   - Harrisburg, Pennsylvania
   - Hauppauge, New York
   - Laredo, Texas
   - North Vernon, Indiana
   - Nuevo Laredo, Mexico
   - Pine Valley, New York
   - Southaven, Mississippi
   - Union City, Pennsylvania
   - Wallingford, Vermont

STOCK EXCHANGE
   New York Stock Exchange, Symbol HUF

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK
   Harris Trust and Savings Bank
   Shareholder Services
   311 West Monroe Street
   Chicago, Illinois 60690-3504
   (800) 942-5909

DIVIDENDS

   Dividends are payable quarterly as declared by the Board of Directors. Huffy has paid a dividend on its Common Stock each year since becoming publicly traded on November 15, 1966.

DIVIDEND REINVESTMENT

   A dividend reinvestment program is available to holders of Huffy Corporation Common Stock. Shareholders interested in participating should contact either the transfer agent or Huffy Corporation, 225 Byers Road, Miamisburg, Ohio 45342,
Attention: Vice President - Treasurer.

AUDITORS
   KPMG LLP

FORM 10-K

   Shareholders interested in obtaining Huffy Corporation's Annual Report or Form 10-K filed with the Securities and Exchange Commission may obtain a copy by writing Huffy Corporation, 225 Byers Road, Miamisburg, Ohio 45342, Attention:
Vice President - Treasurer.

SHAREHOLDER COMMUNICATIONS

   Communications concerning lost certificates, transfer requirements, address changes, and Common Stock dividend checks should be sent to Harris Trust and Savings Bank, Shareholder Services, 311 West Monroe Street, Chicago, Illinois 60690-3504, (800) 942-5909.

   The Management of Huffy Corporation welcomes comments and suggestions from shareholders and investors. Call Investor Relations, (937) 866-6251.

* LICENSING INFORMATION

   Kawasaki(R) is a registered trademark of Kawasaki Motors Corp., USA (Huffy Bicycle Company acts as the exclusivE U.S. distributor for Kawasaki-branded bicycles); Ironman(R) is a registered trademark of the World Triathlon Corporation; Looney Tunes(R) is a registered trademark of Warner Bros.; Mickey For Kids(R) is a registered trademaRK of Disney Enterprises, Inc.; NBA(R) and WNBA(R) are registered trademarks of NBA Properties, Inc.; and NCAA(R) is A registered trademark of the National Collegiate Athletic Association.


[RECYCLED LOGO]     This annual report has been produced on recycled paper.

33