Form 10-K405, Exhibit 13
period 1999-12-31
HUFFY CORP
filed 2000-03-03
CIK 225463

                                                                          Ex. 13

Huffy Corporation

FIVE-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)

(Dollar amounts in thousands, except per share data)

                                                                 1999              1998
SUMMARY OF OPERATIONS
Net sales                                                    $ 561,039          $ 584,201
Gross profit                                                    58,514             97,514
   Selling, general, and administrative expenses                73,876             76,884
Operating income (loss)                                        (53,921)              (690)
   Other (income) expense, net                                    (693)              (390)
   Interest expense, net                                         6,733              6,524
Earnings (loss) before income taxes                            (59,961)            (6,824)
   Income tax expense (benefit)                                (20,725)            (2,677)
Earnings (loss) from continuing operations                     (39,236)            (4,147)
   Discontinued operations                                       5,948              1,982
Net earnings (loss)                                            (33,288)            (2,165)
----------------------------------------------------------------------------------------------

Earnings (loss) per common share:
   Basic                                                         (3.13)              (.18)
   Diluted                                                       (3.13)              (.18)
----------------------------------------------------------------------------------------------

Common dividends declared                                        2,869              4,092
Common dividends per share                                         .26                .34
Capital expenditures for plant and equipment                    11,039             19,535
Weighted average common shares outstanding:
   Basic                                                        10,642             12,122
   Diluted                                                      10,642             12,280
----------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END

Total assets                                                   223,781            332,470
Working capital                                                 32,132             52,532
Net investment in plant and equipment                           30,395             63,732
Notes payable                                                   21,902             99,240
Long-term obligations                                           52,028             29,784
Shareholders' equity                                            37,482             95,390
Equity per share                                                  3.68               7.91
----------------------------------------------------------------------------------------------
CASH FLOWS

Net cash provided by continuing operating activities            15,950             24,489
Net cash provided by (used in) discontinued operations          76,286             (4,272)
Net cash provided by (used in)operating activities              92,236             20,217
Net cash used in investing activities                          (12,239)           (32,447)
Net cash provided by (used in) financing activities            (77,641)            27,954
Net change in cash and cash equivalents                          2,356             15,724
----------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS

Net profit margin on earnings from continuing operations           N/A                N/A
Average working capital turnover                                  21.8               14.8
Return on net assets                                               N/A                N/A
Return on beginning shareholders' equity                           N/A                N/A
Current ratio                                                     1.29                1.3
Debt/total capital                                                62.0%              28.0%
----------------------------------------------------------------------------------------------
Number of common shareholders                                    3,250              3,454

 N/A - Not Applicable.

                                                                1997           1996            1995
SUMMARY OF OPERATIONS
Net sales                                                   $ 580,686       $ 477,741       $ 487,753
Gross profit                                                   92,059          73,760          60,308
   Selling, general, and administrative expenses               75,661          63,925          62,348
Operating income (loss)                                        16,398           9,835          (7,418)
   Other (income) expense, net                                    998             (37)          1,550
   Interest expense, net                                        3,918           4,139           4,729
Earnings (loss) before income taxes                            11,482           5,733         (13,697)
   Income tax expense (benefit)                                 3,025           1,563          (4,415)
Earnings (loss) from continuing operations                      8,457           4,170          (9,282)
   Discontinued operations                                        500           2,287          (1,175)
Net earnings (loss)                                             8,957           6,457         (10,457)
-----------------------------------------------------------------------------------------------------------

Earnings (loss) per common share:
   Basic                                                          .70             .48            (.78)
   Diluted                                                        .69             .48            (.78)
-----------------------------------------------------------------------------------------------------------

Common dividends declared                                       4,365           4,582           4,577
Common dividends per share                                        .34             .34             .34
Capital expenditures for plant and equipment                   12,390          14,684          21,232
Weighted average common shares outstanding:
   Basic                                                       12,895          13,449          13,422
   Diluted                                                     13,062          13,578          13,533
-----------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END

Total assets                                                  314,871         302,753         278,528
Working capital                                                96,143         111,890         103,651
Net investment in plant and equipment                          60,101          61,269          65,326
Notes payable                                                  43,000          38,910           5,750
Long-term obligations                                          36,184          43,897          51,236
Shareholders' equity                                          116,578         115,972         116,104
Equity per share                                                 8.87            8.67            8.64
-----------------------------------------------------------------------------------------------------------
CASH FLOWS

Net cash provided by continuing operating activities            1,498           2,784          27,576
Net cash provided by (used in) discontinued operations         45,165          (8,440)            322
Net cash provided by (used in)operating activities             46,663          (5,656)         27,898
Net cash used in investing activities                         (30,086)        (14,665)        (21,201)
Net cash provided by (used in) financing activities           (16,456)         19,872          (5,724)
Net change in cash and cash equivalents                           121            (449)            973
-----------------------------------------------------------------------------------------------------------
RATIOS AND MISCELLANEOUS

Net profit margin on earnings from continuing operations          1.5%            1.2%            N/A
Average working capital turnover                                  8.1            10.1             8.3
Return on net assets                                              6.8%            5.1%            N/A
Return on beginning shareholders' equity                          8.8%            5.6%            N/A
Current ratio                                                     1.8             2.1             2.3
Debt/total capital                                              28.07%           30.7%           33.7%
-----------------------------------------------------------------------------------------------------------
Number of common shareholders                                   3,127           3,570           3,688

 N/A - Not Applicable.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS,
HUFFY CORPORATION:

   We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

KPMG LLP

February 3, 2000
Cincinnati, Ohio

Huffy Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1999
TO THE YEAR ENDED DECEMBER 31, 1998

   The Company recorded a net loss from continuing operations of $(39,236) or $(3.69) per common share in 1999 compared to a net loss of $(4,147) or $(0.34) per common share for 1998. Earnings for 1999 included a pretax charge of $38,559 ($25,218 after tax), or $2.37 per common share, for plant closure and manufacturing reconfiguration at the Huffy Bicycle Company. Earnings for 1998 included a pretax charge of $21,320 ($13,112 after tax), or $1.07 per common share, for plant closure and manufacturing reconfiguration at the Huffy Bicycle Company. Net loss from continuing operations, excluding the Huffy Bicycle Company plant closure and reconfiguration charges, was $(14,018) or $(1.32) per common share for 1999. Net earnings from continuing operations, excluding the Huffy Bicycle Company plant closure and reconfiguration charges, was $8,965 or $0.73 per common share for 1998. Decreased net earnings are the result of import pricing pressures, lower margin product mix and inventory writedowns, primarily due to exiting U.S. manufacturing, all at Huffy Bicycle Company.

Net Sales
   Net sales in 1999 were $561,039, a 4.0% decrease compared to net sales of $584,201 in 1998. Net sales in the Consumer Products segment decreased 12.1% versus 1998. Net sales in this segment declined due to cautious retail orders, import pricing pressures, and store level inventory reductions. In the Services for Retail segment, net sales increased by 11.9% compared to 1998, primarily due to strong demand for inventory services and the full year impact of the Inventory Auditors acquisition completed in mid-1998.

Gross Profit
   Consolidated gross profit for 1999 was $58,514, or 10.4% of net sales, compared to $97,514, or 16.7% of net sales for 1998. The decrease in gross profit dollars and percentage was primarily driven by the Consumer Products segment, resulting from import pricing pressures, lower margin product mix, and inventory writedowns of $6,300 at Huffy Bicycle Company.

   Consolidated gross profit in total and as a percentage of sales varies by quarter due to normal seasonal fluctuations in both segments. Lower gross profit percentages in the fourth quarter are typically caused by seasonal fluctuations at Huffy Bicycle Company and Washington Inventory Service. Washington Inventory Service experiences a significant unfavorable seasonal impact during the fourth quarter as retailers typically do not conduct inventories during the Christmas season, causing low fourth quarter sales volume and reduced gross profit.

Selling, General, and Administrative Expenses
   Selling, general, and administrative expenses in 1999 were $73,876, a 3.9% decrease versus 1998. The decrease in selling, general, and administrative expenses is primarily due to volume related commissions, customer service costs, and distribution costs.

Net Interest Expense
   Net interest expense was $6,733, a $209 increase over net interest expense for 1998. The increase in interest expense is due primarily to higher interest rates during 1999, offset by lower working capital requirements.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1998 TO THE YEAR ENDED
DECEMBER 31, 1997

   The Company recorded a net loss from continuing operations of $(4,147) or $(0.34) per common share in 1998 compared to net earnings of $8,457 or $0.65 per common share for 1997. Earnings for 1998 included a pretax charge of $21,320 ($13,112 after tax), or $1.07 per common share, for plant closure and manufacturing reconfiguration at the Huffy Bicycle Company. Net earnings from continuing operations, excluding the Huffy Bicycle Company plant closure and reconfiguration charges was $8,965, or $0.73 per common share for 1998. Increased net earnings are the result of innovative new products and services, brand development and channel expansion.

Net Sales
   Net sales in 1998 were $584,201, a 0.6% increase over net sales of $580,686 in 1997. Net sales in the Consumer Products segment decreased 3.3% over 1997, primarily due to cautious retail orders and store level inventory reductions. In the Services for Retail segment, net sales increased by 9.0% over 1997, primarily due to strong demand for inventory services.

Gross Profit
   Consolidated gross profit for 1998 was $97,514, or 16.7% of net sales, compared to $92,059, or 15.9% of net sales for 1997. Both the Consumer Products and Services for Retail segments contributed to the increase in gross profit for 1998. This increase in gross profit dollars was primarily volume driven in the Services for Retail segment, while improved margin was the major factor in the Consumer Products segment. Gross profit expressed as a percent of net sales increased primarily due to improvements achieved through cost reduction ("CRI") initiatives.

   Consolidated gross profit in total and as a percentage of sales varies by quarter due to normal seasonal fluctuations in both segments. Lower gross profit percentages in the fourth quarter are typically caused by seasonal fluctuations at Huffy Bicycle Company and Washington Inventory Service. Prior to closing its U.S. manufacturing facilities, Huffy Bicycle Company typically stopped production for a period during December to prevent inventory build-up. The fixed costs associated with this shutdown reduced fourth quarter profitability. Washington Inventory Service also experienced a significant unfavorable seasonal impact during the fourth quarter as retailers typically do not conduct inventories during the Christmas season, causing low fourth quarter sales volume and reduced gross profit.

Selling, General, and Administrative Expenses
   Selling, general, and administrative expenses in 1998 were $76,884, a 1.6% increase over 1997. In both segments, the increase in selling, general, and administrative expenses was primarily due to volume related commissions, customer service costs, and distribution costs which was partially offset by reductions in employee benefit costs. Selling, general, and administrative expenses for 1997 were favorably impacted by an insurance recovery.

Net Interest Expense
   Net interest expense was $6,524, a $2,606 increase over net interest expense for 1997. The increase in interest expense was due primarily to high levels of short-term borrowings which was partially offset by principal reductions in long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

   The financial condition of the Company changed during the third quarter of 1999. The Company was in default of a $4 million dollar principal payment due October 22, 1999, under an unsecured loan agreement. A formal notice of acceleration was received for this loan. The Corporation also had violated several financial covenants (current ratio, consolidated adjusted net worth, consolidated debt to total capital, EBITDA to interest coverage) under the existing credit arrangement with certain of its unsecured lending banks and under a guarantee of certain other indebtedness.

   As a result of the above, the Company's committed and uncommitted lines of credit were capped at existing borrowing levels. On November 1, 1999, the Corporation delayed payment of a dividend payable to its shares of Common Stock in the aggregate amount of $855,779.

   Throughout the remainder of the fourth quarter, the Company maintained a positive cash position while negotiating with potential lenders on a new long-term financing package.

   On January 26, 2000, the Company signed a new $170 million, 18 month, secured lending facility. Management believes that the new facility provides adequate liquidity to fund the Company's operations throughout the term of the agreement.

   As of January 26, 2000, the Company has $40 million of senior term debt and $27 million of subordinated debt outstanding. In addition, the Company has a $100 million secured credit facility with availability of $52.5 million of which $27.7 million was outstanding as of February 3, 2000.

   Funds expended for capital additions and improvements totaled $11,039 in 1999 compared to $19,535 in 1998 and $12,390 in 1997. In 2000, capital expenditures are expected to be approximately $7,500, reflecting continuing investment in new products and technology.

PLANT CLOSURE AND MANUFACTURING RECONFIGURATION

   During the third quarter of 1999, the Company implemented the final transformation of its bicycle operations, including a plan to cease U.S. bicycle manufacturing. Huffy Bicycle Company closed its U.S. production facilities in Farmington, Missouri and Southaven, Mississippi and intends to increase imports from a global network of sourcing partners. Closing the plants eliminated the costs required to operate the facilities and completed Huffy Bicycle Company's transformation from a single brand manufacturer to a multi-brand design, marketing and distribution company. The plan included the termination of 742 hourly and salary employees. In 1999, the Company incurred plant closure and manufacturing reconfiguration charges of $38,559 ($25,218 after tax), or $2.37 per common share. The Company incurred $34,744 related to the 1999 reconfiguration and $3,815 related to the 1998 reconfiguration. The 1999 charges included severance and related benefits ($4,165) and facility shutdown and asset write-downs ($30,579). The remaining plant closure and manufacturing reconfiguration reserve which is included in other accrued expenses at December 31, 1999 includes $3,117 of unpaid severance and $1,683 of facility shutdown. The Company anticipates the remaining balance to be expended in 2000.

   During 1998, the Company implemented a plan to maximize operational efficiency by eliminating excess production capacity and reducing annual operating expenses at the Huffy Bicycle Company. The plan included the closure of the Celina, Ohio manufacturing facility to reduce capacity; the leasing of a parts fabrication facility to support other plants; and the continuation of its import program for opening price point bikes. The plan included the termination of 935 hourly and salaried employees. In 1998, the Company incurred plant closure and manufacturing reconfiguration charges of $21,320 ($13,112 after tax or $1.07 per share). In 1998, these charges included severance and related benefits ($6,548); facility shutdown and asset writedowns ($8,218); and new facility startup and equipment, personnel and inventory relocation ($6,554). In 1999 these charges included severance and related benefits ($2,248) and new facility startup and equipment, personnel and inventory relocation ($1,567).

YEAR 2000 COMPLIANCE

   Huffy Corporation relies on computer-based technology and uses a variety of third-party hardware and proprietary and third-party software. In addition to the information technology ("IT") systems, the Company's operations rely on various non-IT equipment and systems that contain embedded computer technology. During 1996, the Company began evaluating and assessing all its internal date-sensitive systems and equipment for Year 2000 compliance. The assessment phase of the Year 2000 project included both information technology equipment and non-information technology equipment. Based on such assessment, the Company determined that it was necessary to modify or replace a portion of its information systems. For its major IT systems, as of December 31, 1999, the Company has completed the modification or replacement of its critical software and hardware, and has completed testing of its remediated systems.

   The Company has also communicated with significant suppliers and customers to determine their Year 2000 compliance and the extent to which the Company is vulnerable to any third party Year 2000 issues. Essentially all significant suppliers and customers replied to our inquiries in writing indicating that they expected to be Year 2000 compliant on a timely basis.

   The Company developed contingency plans for mission critical systems, however, the Company has not encountered any significant Year 2000 related failures.

   Because the Company began this process in a timely fashion, and because it regularly evaluates and upgrades its IT capabilities, the total estimated cost of the Year 2000 project alone is not material and has been funded by operating cash flows.

   Although the Company believes that its Year 2000 compliance program appropriately identified and addressed those Year 2000 issues that are subject to the Company's reasonable control, there can be no assurance that the Company's efforts in this regard will be fully effective.

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

   The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $7,250 at December 31, 1999. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next year.

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

INFLATION

   Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 1999. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.

Huffy Corporation

CONSOLIDATED BALANCE SHEETS


(Dollar amounts in thousands, except per share data)
December 31,                                                       1999         1998

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                     $ 20,190     $ 17,834
   Receivables:
      Trade                                                        66,691       70,716
      Taxes and other                                               1,093        1,528
                                                                 --------     --------
                                                                   67,784       72,244
      Less allowance for doubtful accounts                          1,922        2,095
                                                                 --------     --------
        Net receivables                                            65,862       70,149

   Inventories                                                     23,354       50,054
   Deferred federal income taxes                                   22,435       15,045
   Prepaid expenses                                                11,991        5,380
   Net assets of discontinued operations                               --       70,338
                                                                 --------     --------
        Total current assets                                      143,832      228,800
                                                                 --------     --------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
   Land and land improvements                                       1,287        1,395
   Buildings and improvements                                      10,312       11,822
   Machinery and equipment                                         60,442      109,754
   Office furniture, fixtures, and equipment                       18,659       26,569
   Leasehold improvements                                           1,477       25,170
   Construction in progress                                         5,678        3,282
                                                                 --------     --------
                                                                   97,855      177,992
   Less accumulated depreciation and amortization                  67,460      114,260
                                                                 --------     --------
        Net property, plant, and equipment                         30,395       63,732

OTHER ASSETS:
   Excess of cost over net assets acquired, net of
      accumulated amortization of $7,154 in 1999
      and $5,318 in 1998                                           31,347       31,985
   Deferred federal income taxes                                   13,443        3,565
   Other                                                            4,764        4,388
                                                                 --------     --------
                                                                 $223,781     $332,470
                                                                 ========     ========

See accompanying notes to consolidated financial statements

(Dollar amounts in thousands, except per share data)
December 31,                                                1999          1998

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes Payable                                         $  21,902    $  99,240
   Current installments of long-term obligations             9,141        6,411
   Accounts payable                                         34,397       32,603
   Accrued expenses:
     Salaries, wages, and other compensation                 5,664        8,076
     Insurance                                               9,428       10,198
     Environmental                                           7,250        2,994
     Other                                                  15,721        6,895
                                                         ---------    ---------
     Total accrued expenses                                 38,063       28,163
   Other current liabilities                                 8,197        9,851
                                                         ---------    ---------
     Total current liabilities                             111,700      176,268
                                                         ---------    ---------
Long-term obligations, less current installments            52,028       29,784
Pension liability                                            3,198        4,598
Postretirement benefits other than pensions                 13,903       15,403
Other liabilities                                            5,470       11,027
                                                         ---------    ---------
     Total liabilities                                     186,299      237,080
                                                         ---------    ---------

SHAREHOLDERS' EQUITY:
   Preferred stock, par value $1 per share
     Authorized 1,000,000 shares                                --           --
   Common stock, par value $1 per share
     Authorized 60,000,000 shares; issued 16,667,669
        shares in 1999 and 16,632,676 shares in 1998        16,667       16,633
   Additional paid-in capital                               66,242       65,892
   Retained earnings                                        48,571       84,728
   Accumulated other comprehensive income                   (2,854)      (3,522)
                                                         ---------    ---------
                                                           128,626      163,731
                                                         ---------    ---------
   Less cost of 6,659,687 treasury shares in 1999
     and 4,907,987 in 1998                                  91,144       68,341
                                                         ---------    ---------
        Total shareholders' equity                          37,482       95,390
                                                         ---------    ---------
                                                         $ 223,781    $ 332,470
                                                         =========    =========

Huffy Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS


(Dollar amounts in thousands, except per share data)
Years Ended December 31,                                               1999              1998              1997

Net sales                                                        $    561,039      $    584,201      $    580,686
Cost of sales                                                         502,525           486,687           488,627
                                                                 ------------      ------------      ------------
   Gross profit                                                        58,514            97,514            92,059

Selling, general, and administrative expenses                          73,876            76,884            75,661
Plant closure and manufacturing reconfiguration                        38,559            21,320                --
                                                                 ------------      ------------      ------------
   Operating income (loss)                                            (53,921)             (690)           16,398

Other expense (income)
   Interest expense                                                     7,158             6,647             4,098
   Interest income                                                       (425)             (123)             (180)
   Other                                                                 (693)             (390)              998
                                                                 ------------      ------------      ------------
                                                                        6,040             6,134             4,916
                                                                 ------------      ------------      ------------

Earnings (loss) before income taxes                                   (59,961)           (6,824)           11,482
Income tax expense (benefit)                                          (20,725)           (2,677)            3,025
                                                                 ------------      ------------      ------------

Earnings (loss) from continuing operations                            (39,236)           (4,147)            8,457
                                                                 ------------      ------------      ------------

Discontinued operations:
   Earnings (loss) from discontinued operations,
      net of income tax expense (benefit) of $(208),
      $1,317 and $(164) in 1999, 1998 and 1997                           (312)            1,982               (59)
   Gain on disposal of discontinued operations,
      net of income tax of $4,078 in 1999 and
      $4,490 in 1997                                                    6,260                --               559
Net earnings (loss)                                              ------------      ------------      ------------
                                                                 $    (33,288)     $     (2,165)     $      8,957
                                                                 ------------      ------------      ------------

EARNINGS (LOSS) PER COMMON SHARE:
   Basic
      Weighted average number of common shares                     10,642,257        12,122,278        12,894,600
      Earnings (loss) from continuing operations                 $      (3.69)     $       (.34)     $        .66
      Earnings from discontinued operations                               .56               .16               .04
                                                                 ------------      ------------      ------------

      Net earnings (loss) per common share                       $      (3.13)     $       (.18)     $        .70
                                                                 ------------      ------------      ------------

   Diluted
      Weighted average number of common shares
        and common stock equivalents                               10,642,257        12,279,833        13,062,174
      Earnings (loss) from continuing operations                 $      (3.69)     $       (.34)     $        .65
      Earnings from discontinued operations                               .56               .16               .04
                                                                 ------------      ------------      ------------

      Net earnings (loss) per common share                       $      (3.13)     $       (.18)     $        .69
                                                                 ------------      ------------      ------------


See accompanying notes to consolidated financial statements

Huffy Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS


(Dollar amounts in thousands)
Years Ended December 31,                                                  1999          1998          1997

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations                          $(39,236)     $ (4,147)     $  8,457
Adjustments to reconcile net earnings (loss) to
   net cash provided by operating activities:
      Depreciation and amortization                                       12,484        14,615        14,295
      Loss on sale of property, plant, and equipment                      11,069         3,666           222
      Write-down of certain property, plant and equipment                 23,278            --            --
      Deferred federal income tax benefit                                (17,269)         (954)       (1,671)
      Increase (decrease) in cash resulting from changes in:
            Receivables, net                                               4,287        18,228       (17,850)
            Inventories                                                   26,946         3,589       (21,974)
            Prepaid expenses                                              (6,611)         (265)          293
            Other assets                                                  (1,165)         (732)       (1,602)
            Accounts payable                                               1,554        (1,282)       14,383
            Accrued expenses                                               9,900        (7,207)        1,598
            Other current liabilities                                     (1,639)         (399)        4,666
            Postretirement benefits other than pensions                   (1,500)       (1,897)          474
            Other long-term liabilities                                   (6,148)        1,138           694
            Other                                                             --           136          (487)
                                                                        --------      --------      --------
               Net cash provided by continuing operating activities       15,950        24,489         1,498
                                                                        --------      --------      --------

Discontinued operations:
   Gain on disposal of discontinued operations                             6,260            --            --
   Gain (loss) from discontinued operations                                 (312)        1,982           500
   Items from discontinued operations                                         --         3,474         4,887
   Cash provided by (used in) discontinued operations                     70,338        (9,728)       39,778
                                                                        --------      --------      --------
               Net cash provided by (used in) discontinued
                  operating activities                                    76,286        (4,272)       45,165
                                                                        --------      --------      --------
               Net cash provided by operating activities                  92,236        20,217        46,663
                                                                        --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                  (11,039)      (19,535)      (12,390)
   Proceeds from sale of property, plant, and equipment                       48            46           293
   Acquisitions of businesses                                             (1,248)      (12,958)      (17,989)
                                                                        --------      --------      --------
               Net cash used in investing activities                     (12,239)      (32,447)      (30,086)
                                                                        --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Decrease in notes payable                                             (77,338)       56,240         4,090
   Issuance of long-term obligations                                      37,098            --            96
   Reduction of long-term obligations                                    (12,124)       (7,775)       (7,616)
   Issuance of common shares                                                 384         2,165         1,461
   Purchase of treasury shares                                           (22,803)      (18,518)      (10,051)
   Dividends paid                                                         (2,858)       (4,158)       (4,436)
                                                                        --------      --------      --------
               Net cash provided by (used in) financing activities       (77,641)       27,954       (16,456)
                                                                        --------      --------      --------
Net change in cash and cash equivalents                                    2,356        15,724           121
Cash and cash equivalents:
               Beginning of year                                          17,834         2,110         1,989
                                                                        --------      --------      --------
               End of year                                              $ 20,190      $ 17,834      $  2,110
                                                                        --------      --------      --------
Cash paid (refunded) during the year for:
               Interest                                                 $  7,201      $  9,218      $  6,744
               Income taxes                                                 (420)       (3,191)        6,042


See accompanying notes to consolidated financial statements.

Huffy Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share data)

                                                                                                 Accumulated
                                                                 Additional                            Other
                                                        Common     Paid-In       Retained      Comprehensive          Treasury
                                          Total          Stock     Capital       Earnings             Income             Stock

BALANCE AT DECEMBER 31, 1996
AS PREVIOUSLY REPORTED                  $115,972       $16,411     $62,488        $81,436            $(4,591)         $(39,772)
Adjustments for the cumulative
   effect on prior years of applying
   retroactively the new method of
   valuing inventory                       4,957                                    4,957
                                        --------       -------     -------        -------            -------          --------
BALANCE AT DECEMBER 31, 1996
AS ADJUSTED                             $120,929       $16,411     $62,488        $86,393            $(4,591)         $(39,772)
Net earnings                               8,957                                    8,957
Comprehensive income
   Minimum pension liability
      adjustment, net of income tax
      expense of $73                         134                                                         134
   Foreign currency
      translation adjustment                (487)                                                       (487)
                                        --------
         Total comprehensive income        8,604
Issuance of 63,771 shares in
   connection with common
   stock plans                             1,461            64       1,397
Common dividends $.34
   per share                              (4,365)                                  (4,365)
Purchase of 783,500
   treasury shares                       (10,051)                                                                      (10,051)
                                        --------       -------     -------        -------            -------          --------

BALANCE AT DECEMBER 31, 1997            $116,578       $16,475     $63,885        $90,985            $(4,944)         $(49,823)
Net loss                                  (2,165)                                  (2,165)
Comprehensive income
   Minimum pension liability
      adjustment, net of income tax
      expense of $693                      1,286                                                       1,286
   Foreign currency
      translation adjustment                 136                                                         136
                                        --------
         Total comprehensive income         (743)
Issuance of 157,325 shares in
   connection with common
   stock plans                             2,165           158       2,007
Common dividends $.34
   per share                              (4,092)                                  (4,092)
Purchase of 1,211,800
   treasury shares                       (18,518)                                                                      (18,518)
                                        --------       -------     -------        -------            -------          --------

BALANCE AT DECEMBER 31, 1998            $ 95,390       $16,633     $65,892        $84,728            $(3,522)         $(68,341)
Net loss                                 (33,288)                                 (33,288)
Comprehensive income, net of tax
   Minimum pension liability
      adjustment, net of income tax
      expense of $360                        668                                                         668
                                        --------
         Total comprehensive income      (32,620)
Issuance of 34,993 shares in
   connection with common
   stock plans                               384            34         350
Common dividends $.26
   per share                              (2,869)                                  (2,869)
Purchase of 1,751,700
   treasury shares                       (22,803)                                                                      (22,803)
                                        --------       -------     -------        -------            -------          --------

BALANCE AT DECEMBER 31, 1999            $ 37,482       $16,667     $66,242        $48,571            $(2,854)         $(91,144)
                                        --------       -------     -------        -------            -------          --------


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

   [b] Reclassification -- Certain 1998 and 1997 balances have been reclassified to conform with the 1999 presentation.

   [c] Cash and Cash Equivalents -- Cash equivalents consist principally of short-term money market instruments with original maturities of three months or less.

   [d] Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1999.

   [e] Inventories -- Inventories are valued at cost (not in excess of market) determined by the first-in, first-out (FIFO) method. Effective the fourth quarter of 1999 the Company changed from the LIFO method to the FIFO method. Note (5).

   [f] Property, Plant, and Equipment -- Depreciation and amortization of plant and equipment is provided on the straight-line method.

   Annual depreciation and amortization rates are as follows:

Land improvements                             5-- 10%
Buildings and improvements                2-1/2-- 10%
Machinery and equipment                   5-- 33-1/3%
Office furniture, fixtures, equipment
  and computer software                  10-- 33-1/3%
Leasehold improvements                4-1/2-- 33-1/3%

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

   [i] Earnings (Loss) Per Common Share -- Earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding.

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

[2] ACQUISITIONS
   In June, 1998, the Company acquired the assets of Inventory Auditors, Inc. This acquisition combines the second and third largest businesses in the inventory taking services industry in the U.S., and allows expanded service coverage to the nation's retailers.

[3] DISCONTINUED OPERATIONS
   On March 16, 1999, the Company sold the assets of the Harrisburg, Pennsylvania based lawn and garden tools and wheelbarrows business, True Temper Hardware Company, for $100 million to U.S. Industries, Inc. The results for True Temper Hardware Company have been classified as discontinued operations in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The assets and liabilities of discontinued operations have been classified in the December 31, 1998 Consolidated Balance Sheet as net assets of discontinued operations.

   On April 21, 1997, the Company sold the assets of its Denver-based juvenile products business, Gerry Baby Products Company, for $73 million to Evenflo Company, Inc. The results of Gerry Baby Products Company have been classified as discontinued operations for all periods presented in the Consolidated
Statements of Operations and Consolidated Statements of Cash Flows.

[4] PLANT CLOSURE AND MANUFACTURING RECONFIGURATION
   During the third quarter of 1999, the Company implemented the final transformation of its bicycle operations, including a plan to cease U.S. bicycle manufacturing. Huffy Bicycle Company closed its U.S. production facilities in Farmington, Missouri and Southaven, Mississippi and to increase imports from a global network of sourcing partners. Closing the plants eliminates the costs required to operate the facilities and completes Huffy Bicycle Company's transformation from a single brand manufacturer to a multi-brand design, marketing and distribution company. The plan included the termination of 742 hourly and salaried employees. In 1999, the Company incurred plant closure and manufacturing reconfiguration charges of $38,559 ($25,218 after tax), or $2.37 per common share. The Company incurred $34,744 related to the 1999 reconfiguration and $3,815 related to the 1998 reconfiguration. The 1999 charges included severance and related benefits ($4,165) and facility shutdown and asset write-downs ($30,579). Included in adjusted gross profit was $6,300 in inventory write-downs. The remaining plant closure and manufacturing reconfiguration reserve which is included in other accrued expenses at December 31, 1999 includes $3,117 of unpaid severance and $1,483 of facility shutdown. The
Company anticipates the remaining balance to be expended in 2000.

   During 1998, the Company implemented a plan to maximize operational efficiency by eliminating excess production capacity and reducing annual operating expenses at the Huffy Bicycle Company. The plan included the closure of the Celina, Ohio manufacturing facility to reduce capacity; the leasing of a parts fabrication facility to support other plants; and the continuation of its import program for opening price point bikes. The plan included the termination of 935 hourly and salaried employees. In 1998, the Company incurred plant closure and manufacturing reconfiguration charges of $21,320 ($13,112 after tax or $1.07 per share). In 1998, these charges included severance and related benefits ($6,548); facility shutdown and asset writedowns ($8,218); and new facility startup and equipment, personnel and inventory relocation ($6,554). In 1999 these charges included severance and related benefits ($2,248) and new facility startup and equipment, personnel and inventory relocation ($1,567).

[5] INVENTORIES
   The components of inventories are as follows:

                                 1999        1998

Finished goods                 $17,345     $29,212
Work-in-process                    106       4,424
Raw materials and supplies       5,903      16,418
                               -------     -------
                               $23,354     $50,054
                               -------     -------

   During the fourth quarter of 1999, the Company changed its method of determining the cost of inventories from the LIFO method to the FIFO method. Under the current economic environment of deflation, the Company believes that the FIFO method will result in a better measurement of operating results. The change has been applied retroactively by restating the financial statements for prior years. This change decreased net earnings by $1,500 in 1998 and $1,218 in 1997. If the Company remained on the LIFO method in 1999, net earnings would be lowered by $1,083.

[6] LINES OF CREDIT AND LONG-TERM OBLIGATIONS
   The financial condition of the Company changed during the fourth quarter of 1999. The Company was in default of a $4 million dollar principal payment due October 22, 1999, under an unsecured loan agreement. A formal notice of acceleration was received for this loan. The Corporation also had violated several financial covenants (current ratio, consolidated adjusted net worth, consolidated debt to total capital, EBITDA to interest coverage) under the existing credit arrangement with certain of its unsecured lending banks and under a guarantee of certain other indebtedness. As a result of the above, the Company's committed and uncommitted lines of credit were capped at existing borrowing levels.

   Throughout the remainder of the fourth quarter, the Company maintained a positive cash position while negotiating with potential lenders on a new long-term financing package.

   On January 26, 2000, the Company signed a new $170 million, 18 month, secured lending facility. The lending facility is secured by all assets of the Company. Management believes that the new facility provides adequate liquidity to fund the Company's operations throughout the term of the agreement.

   As of January 26, 2000, the Company has $40 million of senior term debt and $27 million of subordinated debt outstanding. In addition, the Company has a $100 million secured credit facility with availability of $52.5 million of which $27.7 million was outstanding as of February 3, 2000.

   Short-term borrowings are summarized as follows:

                                            1999         1998
Unsecured notes payable:
 Average borrowings                       $ 64,831    $ 82,498
 Maximum at any month end                  118,220     102,500
 Weighted average rate                        6.16%       5.87%

   Long-term obligations are summarized as follows:

                                             1999        1998
Secured notes payable:
 9.62% due serially through 2000          $     --    $ 12,000
 Prime plus 3-6% term loan due 2001         57,098          --
 8.23% Industrial Development Bonds
   due serially from 2000 through 2014          --      20,000
Other                                        4,071       4,195
                                          --------    --------
                                            61,169      36,195
Less current installments                    9,141       6,411
                                          --------    --------
                                          $ 52,028    $ 29,784
                                          --------    --------

   Principal payments required on long-term obligations during each of the years 2001 through 2004 are approximately $38,769, $1,691, $1,712, and $2,539, respectively.

   The estimated fair value of the Company's long-term obligations at December 31, 1999 and 1998 was approximately $63,688 and $38,745, respectively. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

[8] COMMON STOCK AND COMMON STOCK PLANS
   At December 31, 1999, the Company has stock-based compensation plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in Accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value was $81, $202, and $432 for 1999, 1998, and 1997, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                    1999            1998           1997

Net earnings (loss)
             As Reported        $  (33,288)     $  (2,165)     $   8,957
             Pro Forma             (34,053)        (2,799)         8,523
Diluted net earnings (loss)
 per common share
             As Reported        $    (3.13)     $   (0.18)     $    0.69
             Pro Forma               (3.20)         (0.23)          0.66



                                              1999                1999       1998              1998       1997                1997
                                            NUMBER    WEIGHTED-AVERAGE     Number  Weighted-Average     Number    Weighted-Average
                                         OF SHARES      EXERCISE PRICE  of Shares    Exercise Price  of Shares      Exercise Price
1998 NON-QUALIFIED PLAN
Outstanding at January 1                   244,950           $   15.73         --                --      (PLAN NOT IN EFFECT)
  Granted at fair value                    138,000                7.31    245,700         $   15.73
  Granted below fair value                      --                  --         --                --
  Forfeited                                (32,000)              16.67       (750)            15.94
  Exercised                                     --                  --         --                --
                                           -------           ---------    -------         ---------
Outstanding at December 31                 350,950           $   12.33    244,950         $   15.73
                                           -------           ---------    -------         ---------
Exercisable at December 31                  58,858           $   15.75         --                --
                                           -------           ---------    -------         ---------
Weighted-average fair value of
 options granted during the year;
   Issued at fair value on grant date                        $    3.42                    $    4.58
   Issued below fair value on grant date                            --                           --
                                                                                                         (PLAN NOT IN EFFECT)
1998 Qualified Plans
Outstanding at January 1                   231,958           $   16.57         --                --
  Granted at fair value                     63,976               10.10    231,958         $   16.57
  Granted below fair value                      --                  --         --                --
  Forfeited                                     --                  --         --                --
  Exercised                                 (1,059)               1.00                           --
                                           -------           ---------    -------         ---------
Outstanding at December 31                 294,875           $   15.22    231,958         $   16.57
                                           -------           ---------    -------         ---------
Exercisable at December 31                 111,500           $   12.49     16,000         $   16.25
                                           -------           ---------    -------         ---------
Weighted-average fair value of
 options granted during the year;
   Issued at fair value on grant date                        $    6.40                    $    5.08
   Issued below fair value on grant date                            --                           --



                                              1999             1999           1998              1998         1997              1997
                                            NUMBER WEIGHTED-AVERAGE         Number  Weighted-Average       Number  Weighted-Average
                                         OF SHARES   EXERCISE PRICE      of Shares    Exercise Price    of Shares    Exercise Price
1988 PLAN
Outstanding at January 1                 1,131,763        $   12.73      1,327,315         $   12.75    1,278,647         $   12.42
  Granted at fair value                         --               --         15,000             14.75      272,399             14.34
  Granted below fair value                      --               --             --                --           --                --
  Forfeited                                (63,412)           13.28       (136,834)            13.94     (168,510)            13.66
  Exercised                                (12,463)           11.22        (73,718)            12.05      (55,221)             9.76
                                         ---------        ---------      ---------         ---------    ---------         ---------
Outstanding at December 31               1,055,888        $   12.67      1,131,763         $   12.73    1,327,315         $   12.75
                                         ---------        ---------      ---------         ---------    ---------         ---------
Exercisable at December 31                 851,457        $   12.45        632,399                --      422,962         $   13.51
                                         ---------        ---------      ---------         ---------    ---------         ---------
Weighted-average fair value of
 options granted during the year:
   Issued at fair value on grant date                     $      --                        $    4.29                      $    4.42
   Issued below fair value on grant date                         --                               --                             --

1987 DIRECTOR STOCK OPTION PLAN
Outstanding at January 1                   196,078        $   12.98        243,818         $   12.35      188,882         $   12.44
  Granted at fair value                         --               --             --                --       50,625             13.00
  Granted below fair value                      --               --             --                --        4,728              1.00
  Forfeited                                     --               --         (5,625)            11.66           --                --
  Exercised                                 (6,466)            1.00        (42,115)             9.55         (417)             1.00
                                         ---------        ---------      ---------         ---------    ---------         ---------
Outstanding at December 31                 189,612        $   13.38        196,078         $   12.98      243,818         $   12.35
                                         ---------        ---------      ---------         ---------    ---------         ---------
Exercisable at December 31                 189,612        $   13.38        140,725                --      181,224         $   12.92
                                         ---------        ---------      ---------         ---------    ---------         ---------
Weighted-average fair value of
 options granted during the year                                 --                               --                             --



                                                             Options Outstanding                          Options Exercisable
                                         -----------------------------------------------------------  -----------------------------
                                                                         Average            Weighted                       Weighted
                                          Range of           NUMBER    Remaining             Average       NUMBER           Average
                                          Exercise      OUTSTANDING  Contractual            Exercise  EXERCISABLE          Exercise
                                             Price      AT 12/31/99         Life               Price  AT 12/31/99             Price

1998 NON-QUALIFIED PLAN
                                         $ 5 to 13          123,000    9.9 Years              $ 6.44           --            $   --
                                          13 to 17          180,700    9.0 Years               15.01       41,421             15.06
                                          17 to 20           47,250    8.6 Years               17.44       17,437             17.38

1998 QUALIFIED PLAN
                                         $  0 to 1           28,375    9.0 Years              $ 1.00       28,375            $ 1.00
                                          13 to 18          111,500    9.0 Years               14.63       44,375             14.82
                                          18 to 20          155,000    8.5 Years               18.25       38,750             18.25

1988 PLAN
                                         $  0 to 1           90,000    6.6 Years              $ 1.00       90,000            $ 1.00
                                          10 to 12          276,797    5.9 Years               11.05      244,417             11.04
                                          12 to 17          597,080    6.6 Years               14.16      425,029             14.19
                                          17 to 20           92,011    3.2 Years               19.35       92,011             19.35

1987 DIRECTOR STOCK OPTION PLAN
                                         $  0 to 5           20,862    4.8 Years              $ 0.98       20,862            $ 0.98
                                          11 to 18          168,750    4.2 Years               14.92      168,750             14.92



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

   The 1998 Director Stock Option Plan and 1987 Director Stock Option Plan authorize the automatic issuance of nonqualified stock options to members of the Board of Directors who are not employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. Such shares cannot include stock appreciation rights. Under the 1998 Director Stock Option Plan, options vest at the end of six months and at the end of two years. Under the 1987 Director Stock Option Plan, options vest at the end of the third, fourth, and fifth years.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.4% for

1998 and 1997; expected volatility of 36.0% in 1999 and 30% in 1998 and 1997; risk-free interest rates from 4.9% to 6.8% for all plans and years; and expected lives of 5.8 years for all plans.

   The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's common stock at a price approximately 90% of the closing price of the common stock on the offering date. Under the plan, the Company sold 14,895 shares, 40,729 shares, and 8,133 shares to employees in 1999, 1998, and 1997, respectively. At December 31, 1999, rights to purchase approximately 15,000 shares were outstanding under this plan at an exercise price of $9.00 per share and 516,236 additional shares were available for issuance.

   Under FASB Statement No. 123, compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1999, 1998, and 1997, respectively: dividend yield of 2.4% for 1998 and 1997; an expected life of one year for all years; a risk-free interest rate of 6.7% for 1999 grants, 4.8% for 1998 grants and 5.7% for 1997 grants, and expected volatility of 36.0% in 1999 and 30.0% in 1998 and 1997. The weighted-average fair value of those purchase rights granted in 1999, 1998, and 1997 were $1.56, $1.47, and $1.85, respectively.

[9] EARNINGS PER SHARE
                                       INCOME           SHARES    PER SHARE
                                   (NUMERATOR)    (DENOMINATOR)      AMOUNT
1999
BASIC EPS
Net earnings available to
  common shareholders                $(33,288)      10,642,257       $(3.13)
                                                                     ------

EFFECT OF DILUTIVE SECURITIES
Stock options                              --               --
                                     --------       ----------

DILUTED EPS
  Earnings available to common
  shareholders and assumed
  conversions                        $(33,288)      10,642,257       $(3.13)
                                     --------       ----------       ------

                                       INCOME           SHARES    PER SHARE
                                   (NUMERATOR)    (DENOMINATOR)      AMOUNT
1998
BASIC EPS
Net earnings available to
  common shareholders                $ (2,165)      12,122,278       $ (.18)
                                                                     ------

EFFECT OF DILUTIVE SECURITIES
Stock options                              --          157,555
                                     --------       ----------

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                        $ (2,165)      12,279,833       $ (.18)
                                     --------       ----------       ------

                                       INCOME           SHARES    PER SHARE
                                   (NUMERATOR)    (DENOMINATOR)      AMOUNT
1997
BASIC EPS
Net loss available to
  common shareholders                $  8,957       12,894,600       $  .70
                                                                     ------

EFFECT OF DILUTIVE SECURITIES
Stock options                              --          167,574
                                     --------       ----------

DILUTED EPS
Earnings available to common
  shareholders and assumed
  conversions                        $  8,957       13,062,174       $  .69
                                     --------       ----------       ------


   Options to purchase 1,752,088, 385,340, and 224,785 shares of common stock were outstanding in 1999, 1998, and 1997, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

[10] COMMITMENTS AND CONTINGENCIES

   The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancellable and non-cancellable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $8,339, $6,848, and $5,382 in 1999, 1998, and 1997, respectively.

   Future minimum rental commitments under non-cancellable operating leases at December 31, 1999 are as follows:

                                                                      AMOUNT

2000                                                                 $ 7,786
2001                                                                   6,357
2002                                                                   4,909
2003                                                                   3,929
2004                                                                   2,230
Thereafter                                                             1,819
                                                                     -------
 Total minimum payments                                              $27,030
                                                                     -------

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

   The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities is approximately $7,250 and $6,100 for 1999 and 1998, respectively. This accrual has not been discounted, and management expects that the majority of expenditures relating to costs currently accrued will be made over the next year. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future costs of environmental remediation requirements which may subsequently be determined.

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

   In 1999 the Company changed the benefit formulas for Huffy Service First and Washington Inventory Service hourly employees resulting in a curtailment gain of $1,612. In addition, the sale of the True Temper Hardware Company generated a curtailment gain of $1,138 included in gain on disposal of discontinued operations.

   In addition to the Company's defined benefit pension plans, the Company sponsors several defined benefit health care and

   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1999 and 1998:


                                                                    HEALTH CARE &   HEALTH CARE &      DEFERRED      DEFERRED
                                              PENSION     PENSION  LIFE INSURANCE  LIFE INSURANCE  COMPENSATION  COMPENSATION
                                                PLANS       PLANS           PLANS           PLANS          PLAN          PLAN
                                                 1999        1998            1999            1998          1999          1998
Change in benefit obligations:
Benefit obligation at beginning
 of year                                    $ 102,402    $  93,802      $   9,720       $  13,194     $   6,797     $   6,498
Service cost                                    2,168        2,787            261             402            --            --
Interest cost                                   6,283        6,654            459             727           478           458
Amendments                                         --          525             --              --            --            --
Actuarial (gain) loss                         (12,235)       5,955         (2,377)         (2,439)           --            --
Disbursements                                  (5,316)      (6,314)          (862)           (430)         (236)         (159)
Curtailments                                   (3,273)      (1,007)        (1,088)         (1,734)           --            --
Settlements                                   (13,900)          --             --              --            --            --
                                            ---------    ---------      ---------       ---------     ---------     ---------
Benefit obligation at end of year              76,129      102,402          6,113           9,720         7,039         6,797
                                            ---------    ---------      ---------       ---------     ---------     ---------

Change in plan assets:
Fair value of plan assets at
 beginning of year                             98,038       85,456             --              --            --            --
Actual return on plan assets                   12,145       14,271             --              --            --            --
Employer contribution                           1,366        4,626            862             430           236           159
Disbursements                                  (5,316)      (6,315)          (862)           (430)         (236)         (159)
Settlements                                   (15,046)          --             --              --            --            --
                                            ---------    ---------      ---------       ---------     ---------     ---------
Fair value of plan assets at end of year       91,187       98,038             --              --            --            --
                                            ---------    ---------      ---------       ---------     ---------     ---------

Funded status                                  15,058       (4,364)        (6,113)         (9,720)       (7,039)       (6,797)
Unrecognized net actuarial (gain) loss         (7,515)       8,318         (3,815)         (1,961)        3,103         3,117
Unrecognized prior service cost                   944        1,603            (39)            (42)           --            --
Unrecognized initial net (asset) obligation      (989)      (1,511)            --              --            --            --
                                            ---------    ---------      ---------       ---------     ---------     ---------
Net amount recognized                           7,498        4,046         (9,967)        (11,723)       (3,936)       (3,680)
                                            ---------    ---------      ---------       ---------     ---------     ---------

Amounts recognized in the statement
 of financial position consist of:
Prepaid benefit cost                            9,375        4,815             --              --            --            --
Accrued benefit liability                      (5,075)      (5,873)        (9,967)        (11,723)       (3,936)       (3,680)
Intangible asset                                  416        1,104            N/A             N/A           N/A           N/A
Accumulated other comprehensive
 income                                         2,782        4,000            N/A             N/A           N/A           N/A
                                            ---------    ---------      ---------       ---------     ---------     ---------
Net amount recognized                           7,498        4,046         (9,967)        (11,723)       (3,936)       (3,680)
                                            ---------    ---------      ---------       ---------     ---------     ---------

Weighted-average assumptions as of
 December 31:
Discount rate                                    8.00%        7.00%          8.00%           7.00%         7.25%         7.25%
Expected return on plan assets                   9.50%        9.50%           N/A             N/A           N/A           N/A
Rate of compensation increase               Age-graded   Age-graded           N/A             N/A           N/A           N/A


   The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1999 and 1998:


                                                                    HEALTH CARE &    HEALTH CARE &       DEFERRED       DEFERRED
                                             PENSION      PENSION  LIFE INSURANCE   LIFE INSURANCE   COMPENSATION   COMPENSATION
                                               PLANS        PLANS           PLANS            PLANS           PLAN           PLAN
                                                1999         1998            1999             1998           1999           1998
Components of net periodic benefit cost:
Service cost                                 $ 2,168      $ 2,787         $   261          $   402          $  --          $  --
Interest cost                                  6,283        6,654             459              727            478            458
Expected return on plan assets                (8,282)      (8,207)             --               --             --             --
Amortization of prior service cost               170          163              (3)              (3)            --             --
Amortization of initial net asset               (311)        (336)             --               --             --             --
Recognized net actuarial (gain) loss             305          100            (269)            (150)            --             --
Settlement loss                                  331           --              --               --             --             --
Curtailment (gain) loss                       (2,750)          44          (1,343)          (2,725)            --             --
                                             -------      -------         -------          -------          -----          -----
Net periodic benefit cost                    $(2,086)     $ 1,205         $  (895)         $(1,749)         $ 478          $ 458
                                             -------      -------         -------          -------          -----          -----


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

   In connection with the sale of True Temper Hardware Company and the Celina plant closure, future benefits were terminated for its employees under the postretirement medical and dental plans and curtailment gains of $1,343 in 1999 and $2,725 in 1998 were included in the gain on disposal of discontinued operations and plant closure and manufacturing reconfiguration, respectively.

   The Company also sponsors a deferred compensation plan for the benefit of highly compensated management employees. The eligible employees make contributions to the plan and receive postretirement benefits based upon a stated rate of return on those contributions. The Company's policy is to fund the cost of the benefits in amounts determined at the discretion of management.

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $6,284, $6,053, and $978, respectively, as of December 31, 1999, and $10,892, $10,777, and $4,906, respectively, as of
December 31, 1998.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                1999         1998
ONE-PERCENTAGE-POINT INCREASE
  Actuarial value of benefit obligations:
    Vested benefit obligation                 $   105      $   168
    Accumulated benefit obligation                671        1,287

ONE-PERCENTAGE-POINT DECREASE
  Actuarial value of benefit obligations:
    Vested benefit obligation                 $   (89)     $  (145)
    Accumulated benefit obligation               (579)      (1,136)

   Prior to closure, the Celina, Ohio facility participated in a multiemployer defined benefit plan. Contributions to the multiemployer plan totaled $489 in 1998.

   The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $1,171, $599, and $807 in 1999, 1998, and 1997, respectively.

[13] INCOME TAXES
   The provisions for federal and state income taxes attributable to income from continuing operations consist of:

                                      1999          1998          1997
Current tax expense (benefit):
 Federal                           $ (3,141)     $ (1,170)     $  4,803
 State                                  (72)         (210)          102
 Foreign                                117            34            16
                                   --------      --------      --------
                                     (3,096)       (1,346)        4,921
Deferred tax benefit                (17,629)       (1,331)       (1,896)
                                   --------      --------      --------
 Total tax expense (benefit)       $(20,725)     $ (2,677)     $  3,025
                                   --------      --------      --------

   The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1995.

   Management expects that the Company's future level of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, a valuation allowance has not been established.

   The components of the net deferred tax asset as of December 31, 1999 and 1998 were as follows:

                                                       1999        1998

DEFERRED TAX ASSETS:
Allowance for doubtful accounts                      $   673     $   838
Inventory obsolescence reserve                           567         994
Workers' compensation                                  2,652       1,954
Product liability                                      1,002         839
Deferred compensation                                  1,215       2,174
Accrued vacation                                         235         535
Pension liability                                        434       1,768
Postretirement benefits other than pensions            3,488       5,404
Environmental reserves                                 2,705       2,622
Severance reserves                                     8,784       1,855
Promotional allowances                                   936       1,435
Net operating loss carry forward and tax credits      15,670          --
Other liabilities and reserves                         2,245       2,661
                                                     -------     -------
  Total deferred tax assets                           40,606      23,079
                                                     -------     -------
DEFERRED TAX LIABILITIES:
Property, plant, and equipment                         3,822       3,529
Other assets                                             906         940
                                                     -------     -------
   Total deferred tax liabilities                      4,728       4,469
                                                     -------     -------

Net deferred tax asset                               $35,878     $18,610
                                                     -------     -------

   Net operating losses of $4,885 and $38,788 expire in 2018 and 2019, respectively. Net operating losses of $695 expire through varying dates between 2004 and 2019. Tax credits of $805 and $264 expire in 2018 and 2019, respectively.

   The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes attributable to continuing operations.

                                        1999           1998         1997
Earnings (loss) before income
 taxes from continuing
   operations                         $(59,961)     $ (6,824)     $ 11,482
                                      --------      --------      --------
Tax provision (benefit) computed
 at statutory rate                     (20,387)       (2,388)        3,904
Increase (reduction) in taxes
 due to:
  Impact of foreign losses for
   which a current tax benefit
   is not available                       (117)          (35)           --
  State income taxes (net of
   federal tax benefit)                   (507)         (136)           67
  Goodwill amortization                    136           140           136
  Foreign sales corporation               (102)          (91)         (142)
  Insurance proceeds                       (45)           --          (320)
  Non-deductible meals and
   entertainment                           518           467           361
  Tax credits                             (205)         (173)          (66)
  Refunds of prior year
   income taxes                             --           (86)         (531)
  Miscellaneous                            (16)         (375)         (384)
                                      --------      --------      --------
   Actual tax provision (benefit)     $(20,725)     $ (2,677)     $  3,025
                                      --------      --------      --------

[15] BUSINESS SEGMENTS
   Huffy Corporation is a diversified manufacturer and supplier of bicycles, basketball backboards, and inventory, assembly, and supplier services. Bicycles and basketball backboards are sold predominantly through national and regional high volume retailers in the United States. In-store and in-home assembly and repair, and instore display services are provided to major retailers in fifty states, Puerto Rico, and the Virgin Islands. Merchandising services (product resets and periodic maintenance of displays) are marketed to manufacturers who supply high volume retailers. Physical inventory services are marketed on a nationwide basis to mass retailers, drug stores, home centers, sporting goods stores, specialty stores, and grocery stores.

   The Company has classified its operations into the following business segments:

-  CONSUMER PRODUCTS -- bicycles, basketball backboards and related products.

- SERVICES FOR RETAIL -- assembly, repair, and display services as well as inventory counting services.

   In 1999, two customers individually accounted for 26% and 18% of total consolidated net sales. In 1998, two customers individually accounted for 28% and 15% of total consolidated net sales. In 1997, two customers individually accounted for 31% and 11% of total consolidated net sales.

   A summary of the Company's 1999, 1998, and 1997 operations by business segment is as follows:


                                  EARNINGS (LOSS)                DEPRECIATION
                                   BEFORE INCOME   IDENTIFIABLE           AND       CAPITAL
                            SALES          TAXES         ASSETS  AMORTIZATION  EXPENDITURES
1999
Consumer Products       $ 340,429      $ (57,158)     $ 101,899     $   8,516     $   6,023
Services for Retail       221,503          8,858         58,469         3,732         5,005
Eliminations                 (893)            --             --            --            --
Interest expense               --         (7,158)            --            --            --
Interest income                --            425             --            --            --
General corporate              --         (4,928)        63,413           236            11
                        ---------      ---------      ---------     ---------     ---------
                        $ 561,039      $ (59,961)     $ 223,781     $  12,484     $  11,039
                        ---------      ---------      ---------     ---------     ---------

1998
Consumer Products       $ 387,413      $  (4,884)     $ 163,637     $   9,012     $  13,689
Services for Retail       197,901          9,051         55,442         5,280         5,575
Eliminations               (1,113)            --             --            --            --
Interest expense               --         (6,647)            --            --            --
Interest income                --            123             --            --            --
General corporate              --         (4,467)        43,053           323           271
                        ---------      ---------      ---------     ---------     ---------
                        $ 584,201      $  (6,824)     $ 262,132     $  14,615     $  19,535
                        ---------      ---------      ---------     ---------     ---------

1997
Consumer Products       $ 400,482      $  13,207      $ 174,991     $   9,962     $   8,046
Services for Retail       181,556          9,101         44,257         3,924         4,265
Eliminations               (1,352)            --             --            --            --
Interest expense               --         (4,098)            --            --            --
Interest income                --            180             --            --            --
General corporate              --         (6,908)        25,509           409            79
                        ---------      ---------      ---------     ---------     ---------
                        $ 580,686      $  11,482      $ 244,757     $  14,295     $  12,390
                        ---------      ---------      ---------     ---------     ---------

19

[16] QUARTERLY FINANCIAL DATA (UNAUDITED)
   Quarterly financial data for the years 1999 and 1998 are as follows:


                                                       1ST         2ND         3RD           4TH
                                                   QUARTER     QUARTER     QUARTER       QUARTER   TOTAL[1]
1999

Net sales                                        $ 149,333   $ 172,131   $ 112,836     $ 126,739   $ 561,039
Gross profit                                        21,986      28,554       5,562         2,412      58,514
                                                 ---------   ---------   ---------     ---------   ---------
Earnings (loss) from continuing operations            (565)      5,291     (28,847)      (15,115)    (39,236)
Discontinued operations                              2,716          --       3,232            --       5,948
                                                 ---------   ---------   ---------     ---------   ---------
 Net earnings(loss)                                  2,151       5,291     (25,615)      (15,115)    (33,288)

EARNINGS PER COMMON SHARE:
 Basic
  Earnings (loss) from continuing operations     $    (.05)  $     .50   $   (2.84)    $   (1.49)  $   (3.69)
  Discontinued operations                              .23          --         .32            --         .56
                                                 ---------   ---------   ---------     ---------   ---------
    Net earnings (loss) per common share         $     .18   $     .50   $   (2.52)    $   (1.49)  $   (3.13)
 Diluted
  Earnings (loss) from continuing operations     $    (.05)  $     .50   $   (2.84)    $   (1.49)  $   (3.69)
  Discontinued operations                              .23          --         .32            --         .56
                                                 ---------   ---------   ---------     ---------   ---------
    Net earnings (loss) per common share         $     .18   $     .50   $   (2.52)    $   (1.49)  $   (3.13)

1998

Net sales                                        $ 143,923   $ 182,024   $ 120,097     $ 138,157   $ 584,201
Gross profit                                        24,960      37,755      20,115        14,684      97,514
                                                 ---------   ---------   ---------     ---------   ---------
Earnings (loss) from continuing operations           2,531        (772)         90        (5,996)     (4,147)
Discontinued operations                              1,255         746        (809)          790       1,982
                                                 ---------   ---------   ---------     ---------   ---------
 Net earnings (loss)                                 3,786         (26)       (719)       (5,206)     (2,165)

EARNINGS PER COMMON SHARE:
 Basic
  Earnings (loss) from continuing operations     $     .20   $    (.06)  $     .01     $    (.50)  $    (.34)
  Discontinued operations                              .10         .06        (.07)          .07         .16
                                                 ---------   ---------   ---------     ---------   ---------
    Net earnings (loss) per common share         $     .30   $     .00   $    (.06)    $    (.43)  $    (.18)
 Diluted
  Earnings (loss) from continuing operations     $     .20   $    (.06)  $     .01     $    (.50)  $    (.34)
  Discontinued operations                              .10         .06        (.07)          .07         .16
                                                 ---------   ---------   ---------     ---------   ---------
    Net earnings (loss) per common share         $     .30   $     .00   $    (.06)    $    (.43)  $    (.18)



[1]Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.

COMMON STOCK

   Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Corporation Common Stock during the years ended December 31, 1999 and 1998 were as follows:

Year ended December 31, 1999

                                 COMMON STOCK         DIVIDENDS
                                 PRICE RANGE           DECLARED
QUARTER                    HIGH               LOW

FIRST                 $  14-3/4          $     12       $ .085
SECOND                   14-1/2           13-3/16         .085
THIRD                  14-11/16             9-7/8         .085
FOURTH                   10-1/4            5-3/16           --
                                                        ------
TOTAL                                                   $ .255
                                                        ------

Year ended December 31, 1998

                           COMMON STOCK     DIVIDENDS
                           PRICE RANGE       DECLARED
Quarter                 HIGH          LOW

First                $16-1/2     $12-5/16     $ .085
Second                19-1/8       14-7/8       .085
Third                 16-1/2       14-1/8       .085
Fourth                16-1/2      11-1/16       .085
                                              ------
Total                                         $ .340
                                              ------

   As of December 31, 1999 there were 10,159,026 shares of Huffy Corporation Common Stock outstanding and there were 3,250 shareholders of record. Management estimates an additional 4,000 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 1999 totaled 9,777,100 shares. The average number of common shares outstanding during this period was approximately 10,642,257 shares.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

   Don R.Graber
   Chairman of the Board, President and
   Chief Executive Officer

   W.Anthony Huffman
   President of Huffman Travel Limited

   Linda B.Keene
   Vice President - Market Development of
   American Express Financial Advisors

   Jack D.Michaels
   Chairman, President and Chief Executive
   Officer of HON INDUSTRIES Inc.

   Donald K.Miller
   Chairman of the Board of Axiom International
   Investors, LLC

   James F.Robeson
   Vice Chairman of Roberds, Inc. and
   consultant to various distribution companies

   Patrick W.Rooney
   Chairman of the Board, President and
   Chief Executive Officer of Cooper Tire &
   Rubber Company

   Thomas C.Sullivan
   Chairman and Chief Executive Officer of
   RPM, Inc.

   Joseph P.Viviano
   Vice Chairman of Hershey Foods Corporation

COMMITTEES OF THE BOARD OF DIRECTORS
Audit Committee:
   James F.Robeson (Chairman), Linda B.Keene, and Donald K.Miller

Compensation Committee:
   Thomas C.Sullivan (Chairman),  Patrick W.
   Rooney, and Joseph P.Viviano

Nominating and Governance Committee:
   Jack D.Michaels (Chairman), W.Anthony
   Huffman, and Linda B.Keene

CORPORATE OFFICERS

   Don R.Graber
   Chairman of the Board, President and
   Chief Executive Officer

   Stanley H.Davis
   Vice President - Human Resources and
   Organization Development

   Thomas A.Frederick
   Vice President - Corporate Strategy

   Timothy G.Howard
   Vice President - Corporate Controller

   Robert W.Lafferty
   Vice President - Finance, Chief
   Financial Officer and Treasurer

   Nancy A.Michaud
   Vice President - General Counsel and
   Secretary

COMPANY PRESIDENTS

   Paul R.D'Aloia
   Huffy Service First, Inc.

   Randy R.Schickert
   Huffy Sports Company

   Christopher W.Snyder
   Huffy Bicycle Company

   I.Edward Tonkon II
   Washington Inventory Service

SHAREHOLDER INFORMATION

ANNUAL MEETING
   The Annual Meeting of Shareholders will be held April 27, 2000 at 10:00 a.m., Eastern Daylight Time, in the Daytonian Ballroom of the DoubleTree Hotel, South Ludlow Street, Dayton, Ohio. Shareholders are cordially invited to attend.

PRIMARY BUSINESS LOCATIONS
   Huffy Corporation
   225 Byers Road
   Miamisburg, Ohio 45342
   (937) 866-6251

   Huffy Bicycle Company
   225 Byers Road
   Miamisburg, Ohio 45342
   (937) 866-6251

   Huffy Sports Company
   N53 W24700 S. Corporate Circle
   Sussex, Wisconsin 53089
   (262) 820-3440

   Washington Inventory Service
   9265 Sky Park Court, Ste. 100
   San Diego, California 92123
   (858) 565-8111

   Huffy Service First, Inc.
   8521 Gander Creek Drive
   Miamisburg, Ohio 45342
   (937) 438-3664

Additional Operating Locations
   - Hauppauge, New York
   - Nuevo Laredo, Mexico
   - Springboro, Ohio

STOCK EXCHANGE
   New York Stock Exchange, Symbol HUF

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK
   LaSalle Bank, N.A.
   Corporate Trust
   135 South LaSalle Street
   Chicago, Illinois 60603
   (800) 246-5761

AUDITORS
   KPMG LLP

FORM 10-K
   Shareholders interested in obtaining Huffy Corporation's Annual Report or Form 10-K filed with the Securities and Exchange Commission may obtain a copy by writing Huffy Corporation, 225 Byers Road, Miamisburg, Ohio 45342, Attention:
Assistant Treasurer.

SHAREHOLDER COMMUNICATIONS
   Communications concerning lost certificates, transfer requirements, address changes, and Common Stock dividend checks should be sent to LaSalle Bank, N.A., Corporate Trust, 135 South LaSalle Street, Chicago, Illinois 60603.

   The Management of Huffy Corporation welcomes comments and suggestions from shareholders and investors. Call Investor Relations, (937) 866-6251.


[ICON] This annual report has been produced on recycled paper.