Form 10-K405, Exhibit 13
period 2000-12-31
HUFFY CORP
filed 2001-03-06
CIK 225463

                                                                      Exhibit 13

Huffy Corporation

FIVE-YEAR FINANCIAL AND OPERATING REVIEW (UNAUDITED)

(Dollar amounts in thousands, except per share data)

                                                                       2000          1999           1998         1997         1996
                                                                       ----          ----           ----         ----         ----
SUMMARY OF OPERATIONS

Net sales                                                         $488,181      $422,866       $468,351     $481,534     $389,924
Gross profit                                                        81,342        36,723         76,178       74,038       55,171
   Selling, general, and administrative expenses                    53,763        56,158         59,723       61,825       49,316
Operating income (loss)                                             26,865       (57,994)        (4,865)      12,213        5,855
   Other expense (income), net                                       1,342           333             (3)       1,376           84
   Interest expense, net                                             8,428         1,816          2,542          533        1,060
Earnings (loss) before income taxes                                 17,095       (60,143)        (7,404)      10,304        4,711
   Income tax expense (benefit)                                      6,429       (20,788)        (2,904)       2,715        1,284
Earnings (loss) from continuing operations                          10,666       (39,355)        (4,500)       7,589        3,427
   Discontinued operations                                          25,318         6,067          2,335        1,368        3,030
   Extraordinary loss                                                 (998)           --             --           --           --
Net earnings (loss)                                                 34,986       (33,288)        (2,165)       8,957        6,457
-----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share:

   Basic          Continuing operations                               1.05         (3.70)         (0.37)        0.59         0.25
                  Net earnings                                        3.43         (3.13)         (0.18)        0.70         0.48
   Diluted       Continuing operations                                1.03         (3.70)         (0.37)        0.58         0.25
                  Net earnings                                        3.39         (3.13)         (0.18)        0.69         0.48
-----------------------------------------------------------------------------------------------------------------------------------
Common dividends declared                                               --         2,869          4,092        4,365        4,582
Common dividends per share                                              --          0.26           0.34         0.34         0.34
Capital expenditures for plant and equipment                         2,510         6,444         14,989        9,128        8,440
Weighted average common share outstanding:
   Basic                                                            10,187        10,642         12,122       12,895       13,449
   Diluted                                                          10,320        10,642         12,280       13,062       13,578
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END
Total assets                                                       180,493       214,283        324,068      307,501      295,774
Working capital                                                     66,143        64,084         85,730      116,122      131,665
Net investment in plant and equipment                               12,680        19,028         53,476       51,305       52,999
Notes payable                                                       17,656        21,902         99,240       43,000       38,910
Long-term obligations                                                   --        51,348         29,110       35,482       43,162
Shareholders' equity                                                73,131        37,482         95,390      116,578      120,929
Equity per share outstanding                                          7.15          3.68           7.91         8.87         8.67
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS
Net cash provided by (used in) continuing operating activities     (16,541)       12,239         21,513       (1,637)       4,306
Net cash provided by (used in) discontinued operations              60,902        75,402         (5,878)      45,075      (16,377)
Net cash provided by (used in) operating activities                 44,361        87,641         15,635       43,438      (12,071)
Net cash provided by (used in) investing activities                  4,867        (7,644)       (27,901)     (27,040)      (8,423)
Net cash provided by (used in) financing activities                (65,084)      (77,641)        27,984      (16,407)      20,323
Net change in cash and cash equivalents                            (15,856)        2,356         15,718           (9)        (171)
-----------------------------------------------------------------------------------------------------------------------------------

PERFORMANCE MEASUREMENTS
Earnings from continuing operations as a % of net sales               2.2%         N/A           N/A           1.6%         0.9%
Average working capital turnover                                      7.1          5.3           5.0           8.3         10.0
Return on net assets                                                 15.4%         N/A           N/A           6.8%         5.1%
Return on beginning shareholders' equity                             93.8%         N/A           N/A           8.8%         5.6%
Current ratio                                                         1.7          1.6           1.5           1.9          2.3
Long term debt/total capital                                          0.0%        61.7%         27.1%         27.1%        29.5%
-----------------------------------------------------------------------------------------------------------------------------------
Number of common shareholders                                       3,271        3,250         3,454         3,127        3,570

N/A - Not Applicable.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS,
HUFFY CORPORATION:

         We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 2, 2001
Cincinnati, Ohio

Huffy Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED DECEMBER 31,
1999

     The Company recorded net earnings from continuing operations of $10,666 or $1.03 per common share in 2000 compared to a net loss of $39,355 or $3.70 per common share for 1999. Earnings from continuing operations for 2000 include a pretax charge of $714 ($446 after tax), or $0.05 per common share, for reconfiguration of the bicycle business, and $702 ($438 after tax) or $0.04 per common share for refinancing the Company. The earnings for 1999 include a pretax charge of $38,559 ($25,218 after tax), or $2.37 per common share for the reconfiguration of the bicycle business. Net earnings from continuing operations, excluding the bicycle reconfiguration charges and refinancing charges, were $11,550 or $1.12 per common share compared to a net loss of $14,137 or $1.33 per common share for 1999.

     Current year net earnings from continuing operations exclude both the operating results and the gain from the sale of Washington Inventory Service, a transaction that occurred in November 2000. Through the date of disposition, Washington Inventory Service had sales of $142,195 and net earnings of $4,537, or $0.44 per common share, compared to full year sales of $138,173 and net earnings of $119 in 1999. The gain on the sale of Washington Inventory Service was $20,781 after tax, or $2.01 per common share.

     The improvement in year-over-year earnings is primarily related to the success of the bicycle reconfiguration to a multi-brand, design, marketing and distribution company. In addition, the success of two new products, the Huffy Micro(TM) Scooters, and X-Games(R) bicycles contributed significantly to improved profitability.

Net Sales
     Net sales in 2000 were $488,181, a 15.4% increase compared to net sales of $422,866 in 1999. Net sales growth was driven primarily by strong demand for X-Games(R) bicycles, Huffy Micro(TM) Scooters, and merchandising services, offset by an overall softness in the sporting goods industry that negatively impacted the Huffy Sports Company's basketball backboard business.

Gross Profit
     Consolidated gross profit for 2000 was $81,342, or 16.7% of net sales, compared to $36,723, or 8.7% of net sales for 1999. The gross profit improvement is directly related to the favorable impact of the bicycle business reconfiguration, the elimination of domestic manufacturing, and new products such as the Huffy Micro(TM) Scooters and X-Games(R) bicycles. This favorable impact was partially offset by volume driven margin declines at Huffy Sports and higher costs of travel and training at Huffy Service First. 1999 gross profit included an inventory write-down of $6,300, which negatively impacted gross margin by 1.5 percentage points.

Selling, General, and Administrative Expenses
      Selling, general, and administrative expenses in 2000 were $53,763, a 4.3% decrease versus 1999. The decrease in selling, general, and administrative expenses is primarily the result of the Huffy Bicycle Company reconfiguration, but was also significantly impacted by SG&A reduction programs at all Huffy Companies.

Net Interest Expense
     Net interest expense was $8,428, up 364% over 1999. The increase in interest expense is due to higher borrowing levels, and higher interest rates associated with the new financing package consummated in January of 2000.

Extraordinary Item
     Net extraordinary charges of $1,573 ($998 after taxes) were recorded in 2000 from the early extinguishment of debt. Unamortized financing costs of $2,189 were offset by interest forgiven on the subordinated note of $404 and early repayment debt forgiveness of $212 on an economic development grant.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1999 TO THE YEAR ENDED DECEMBER 31,
1998

     The Company recorded a net loss from continuing operations of $39,355 or $3.70 per common share in 1999 compared to a net loss from continuing operations of $4,500 or $0.37 per common share in 1998. Earnings for 1999 included a pretax charge of $38,559 ($25,218 after tax), or $2.37 per common share for plant closure and manufacturing reconfiguration at the Huffy Bicycle Company. Earnings for 1998 included a pretax charge of $21,320 ($13,112 after tax), or $1.07 per common share for plant closure and manufacturing reconfiguration at the Huffy Bicycle Company. The net loss from continuing operations, excluding the Huffy Bicycle Company plant closure and reconfiguration was $14,137 in 1999, or $1.33 per common share compared to net income of $8,612 in 1998, or $0.70 per common share.

Net Sales

     Net sales in 1999 were $422,866 reflecting a decrease of 9.7% compared to net sales of $468,351 in 1998. This decrease occurred primarily as a result of an economic environment that caused very cautious retail ordering, and retail store level inventory reductions. In addition, foreign competitors created significant downward pricing pressure on wheeled products.

Gross Profit
     Consolidated gross profit for 1999 was $36,723, or 8.7% of net sales, down from $76,178, or 16.3% of net sales in 1998. The decrease in gross profit dollars and percentage was driven primarily by downward pricing pressure caused by foreign competitors, a swing in product mix to lower margin product, and inventory write-downs of $6,300 at Huffy Bicycle Company. These negative influences were partially offset by strong margin improvement in basketball backboard products.

Selling, General, and Administrative Expenses
     Selling, general, and administrative expenses in 1999 were $56,158, a 6.0% decrease from 1998. Reduced sales volume lowered variable commission, customer service and distribution costs.

Net Interest Expense
     During 1999, net interest expense was $1,816, representing a $726 decrease compared to 1998. Although interest rates were higher in 1999 than in 1998, the decreased working capital requirements in 1999 were sufficient to more than offset the unfavorable impact on net interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     The Company experiences seasonal fluctuations in sales and operating earnings, which cause variations in the required investments in working capital, primarily inventory and receivables. Strong fourth quarter demand for newly released products resulted in a 39.4% increase in receivables compared to the same period in 1999. An expansion of the Company's product offerings, particularly the Huffy Micro(TM) Scooters, and lower than anticipated retail sales during the Christmas season, resulted in higher inventory levels at the end of 2000 versus 1999 record low inventory levels.

     As of January 26, 2000, the Company signed a new $170 million, 18-month lending facility secured by all of the assets of the Company. The facility consisted of $40 million of senior term debt, $30 million of subordinated debt, and a $100 million revolving credit facility. In November 2000, the senior term debt and subordinated debt were repaid. As of December 31, 2000, the revolving credit facility had availability of $71.2 million of which $17.7 million was outstanding.

     The Company entered into an Amended and Restated Loan and Security Agreement, dated January 31, 2001 with Congress Financial Corporation. The $75 million revolving credit facility is secured by all assets of the Company and its affiliates and will expire on December 31, 2002, with a 12-month renewal option. Management believes that the amended credit facility and internally generated cash flows will be sufficient to finance the seasonal working capital and capital expenditure needs in the coming year.

     Funds expended for capital additions and improvements totaled $2,510, $6,444 and $14,989 in 2000, 1999 and 1998, respectively. This decline in capital requirements is consistent with the multi-brand, design, marketing and distribution format for the reconfigured bicycle business. Capital expenditures are expected to be approximately $4,800 in 2001.

PLANT CLOSURE AND MANUFACTURING RECONFIGURATION

     During the fourth quarter of 1999, the Company closed its remaining domestic bicycle manufacturing facilities in Farmington, Missouri and Southaven, Mississippi, and reconfigured its bicycle operations. During the first quarter of 2000, the Company increased imports from a global network of sourcing partners to offset this loss of production capacity. Closing these plants eliminated the costs required to operate the facilities and completed Huffy Bicycle Company's transformation from a single brand manufacturer and marketer of bicycles, to a multi-brand, design, marketing and distribution company. The plan included the termination of 742 hourly and salaried employees.

     In 2000, the Company incurred plant closure and manufacturing reconfiguration charges of $714 ($446 after tax), or $0.05 per common share. Reconfiguration charges included severance and related benefits of $1,190, and facility shutdown costs of $3,965 offset by gains from sales of the Farmington, Missouri plant of $3,050 and the settlement of the Miamisburg, Ohio office capital lease of $2,105.

     The remaining plant closure and manufacturing reconfiguration reserve, which is included in other accrued expense at December 31, 2000, includes $1,023 in severance, health care, and workers compensation costs, and $208 in environmental related costs. The Company expects the remaining balance to be expended in 2001.

     In 1999, the Company incurred plant closure and manufacturing reconfiguration charges of $38,559 ($25, 218 after tax), or $2.37 per common share. Of these charges, $34,744 related to the 1999 reconfiguration, and $3,815 related to the reconfiguration implemented in 1998. The 1999 reconfiguration charges included severance and related benefits of $4,165 and facility shutdown costs and asset write-downs of $30,579.

     During 1998, the Company implemented a plan to maximize operational efficiency by eliminating excess production capacity and reducing annual operating expenses at the Huffy Bicycle Company. The plan included the closure of the Celina, Ohio manufacturing facility to reduce capacity; the leasing of a parts fabrication facility to support other plants;

and the continuation of its import program for opening price point bikes. The plan included the termination of 935 hourly and salaried employees. In 1998, the Company incurred plant closure and manufacturing reconfiguration charges of $21,320 ($13,112 after tax) or $1.07 per share. In 1998, these charges included severance and related benefits of $6,548; facility shutdown costs and asset write-downs of $8,218; and new facility startup costs and equipment, personnel and inventory relocation of $6,554. In 1999, these charges included severance and related benefits of $2,248 and new facility startup costs and equipment, personnel and inventory relocation of $1,567.

OTHER MATTERS

     The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site. Currently, the Company, along with other PRPs, the Main San Gabriel Basin Watermaster, the San Gabriel Water Quality Authority, and numerous local water districts, are working with the EPA on a mutually satisfactory remedial plan.

     The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities was approximately $8,050 at December 31, 2000. Management expects that the majority of expenditures relating to costs currently accrued will be made over the next year.

     As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among PRPs, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future environmental remediation costs, which may subsequently be determined.

     Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

INFLATION

     Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 2000. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.

Huffy Corporation

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share data)
December 31,
                                                           2000           1999
                                                           ----           ----
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                              $  4,334      $020,190
   Receivables:
     Trade                                                  79,617        58,068
     Taxes and other                                         1,566           513
                                                          --------      --------
                                                            81,183        58,581
     Less allowance for doubtful accounts                    1,372         1,784
                                                          --------      --------
       Net receivables                                      79,811        56,797

   Inventories                                              43,324        23,354
   Deferred federal income taxes                            16,935        22,435
   Prepaid expenses                                         11,409         9,827
   Net assets of discontinued operations                        --        35,584
                                                          --------      --------
       Total current assets                                155,813       168,187
                                                          --------      --------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
   Land and land improvements                                  182           441
   Buildings and building improvements                       2,948         7,722
   Machinery and equipment                                  19,557        37,757
   Office furniture, fixtures, and equipment                16,788        17,210
   Leasehold improvements                                    2,346         1,250
   Construction in progress                                  1,600         1,442
                                                          --------      --------
                                                            43,421        65,822
   Less accumulated depreciation and amortization           30,741        46,794
                                                          --------      --------
       Net property, plant, and equipment                   12,680        19,028
                                                          --------      --------

OTHER ASSETS:
   Excess of cost over net assets acquired, net
     accumulated amortization of $2,511 in 2000
     and $1,785 in 1999                                      8,764         9,490
   Deferred federal income taxes                                --        13,443
   Other                                                     3,236         4,135
                                                          --------      --------
       Total assets                                       $180,493      $214,283
                                                          ========      ========

See accompanying notes to consolidated financial statements.

Huffy Corporation

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share data)
December 31,

                                                             2000                1999
                                                             ----                ----
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                         $     17,656       $     21,902
   Current installments of long-term obligations                   --              9,119
   Accounts payable                                            28,015             30,229
   Accrued expenses:
     Salaries, wages, and other compensation                    5,735              3,535
     Insurance                                                 11,235              5,927
     Environmental                                              8,050              7,250
     Other                                                     10,701             17,944
                                                         ------------       ------------
       Total accrued expenses                                  35,721             34,656
   Other current liabilities                                    8,278              8,197
                                                         ------------       ------------
       Total current liabilities                               89,670            104,103
                                                         ------------       ------------
LONG TERM LIABILITIES:
   Long-term obligations, less current installments                --             51,348
   Pension liabilities                                          1,912              3,198
   Postretirement benefits other than pensions                  9,707             13,903
   Other liabilities                                            6,073              4,249
                                                         ------------       ------------
       Total liabilities                                      107,362            176,801
                                                         ------------       ------------

SHAREHOLDERS' EQUITY:
    Preferred stock                                                --                 --
    Common stock                                               16,704             16,667
    Additional paid-in capital                                 66,204             66,242
    Retained earnings                                          83,557             48,571
    Accumulated other comprehensive income                     (2,676)            (2,854)
                                                         ------------       ------------
                                                              163,789            128,626

        Treasury stock cost                                    90,658             91,144
                                                         ------------       ------------
        Total shareholders' equity                             73,131             37,482
                                                         ------------       ------------
        Total liabilities and shareholders' equity       $    180,493       $    214,283
                                                         ============       ============

    Common stock, shares issued                            16,704,340         16,667,669
    Treasury shares held                                    6,567,276          6,659,687
----------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Huffy Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)
Years Ended December 31,

                                                        2000               1999                1998
                                                        ----               ----                ----
Net sales                                            $    488,181       $    422,866       $    468,351
Cost of sales                                             406,839            386,143            392,173
                                                     ------------       ------------       ------------
   Gross profit                                            81,342             36,723             76,178

Selling, general, and administrative expenses              53,763             56,158             59,723
Plant closure and manufacturing reconfiguration               714             38,559             21,320
                                                     ------------       ------------       ------------
   Operating income (loss):                                26,865            (57,994)            (4,865)

Other expense (income)
   Interest expense                                         8,629              2,241              2,665
   Interest income                                           (201)              (425)              (123)
   Other                                                    1,342                333                 (3)
                                                     ------------       ------------       ------------
                                                            9,770              2,149              2,539
                                                     ------------       ------------       ------------

Earnings (loss) before income taxes                        17,095            (60,143)            (7,404)
Income tax expense (benefit)                                6,429            (20,788)            (2,904)
                                                     ------------       ------------       ------------

Earnings (loss) from continuing operations                 10,666            (39,355)            (4,500)
                                                     ------------       ------------       ------------

Discontinued operations:
   Earnings (loss) from discontinued operations             4,537               (193)             2,335
   Gain on disposal of discontinued operations             20,781              6,260                 --
Extraordinary loss                                           (998)                --                 --
                                                     ------------       ------------       ------------
   Net earnings (loss)                               $     34,986       $    (33,288)      $     (2,165)
                                                     ------------       ------------       ------------

EARNINGS (LOSS) PER COMMON SHARE:
   Basic
     Weighted average number of common shares          10,187,048         10,642,257         12,122,278
     Earnings (loss) from continuing operations      $       1.05       $      (3.70)      $      (0.37)
     Earnings from discontinued operations                   2.48               0.57               0.19
     Extraordinary loss                                      (.10)                --                 --
                                                     ------------       ------------       ------------
     Net earnings (loss) per common share            $       3.43       $      (3.13)      $      (0.18)
                                                     ------------       ------------       ------------

   Diluted
     Weighted average number of common shares          10,320,362         10,642,257         12,279,833
     Earnings (loss) from continuing operations      $       1.03       $      (3.70)      $      (0.37)
     Earnings from discontinued operations                   2.45               0.57               0.19
     Extraordinary loss                                      (.09)                --                 --
                                                     ------------       ------------       ------------
     Net earnings (loss) per common share            $       3.39       $      (3.13)      $      (0.18)
                                                     ============       ============       ============

See accompanying notes to consolidated financial statements.

Huffy Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands, except per share data)
Years Ended December 31,

                                                                       2000           1999            1998
                                                                       ----           ----            ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations                       $ 10,666       $(39,355)      $ (4,500)
Adjustments to reconcile net earnings (loss) to
   net cash provided by (used in) operating activities:
     Depreciation and amortization                                      5,706          9,643         10,154
     (Gain) loss on sale of property, plant, and equipment             (3,446)         8,679          3,222
     Write-down of certain property, plant, and equipment                  --         23,278             --
     Extraordinary charge for the early extinguishments of debt          (998)            --             --
     Deferred federal income tax expense (benefit)                     18,943        (17,269)           954
     Increase (decrease) in cash resulting from changes in:
       Receivables, net                                               (23,014)         6,749         18,346
       Inventories                                                    (19,970)        26,946          3,589
       Prepaid expenses                                                (1,582)        (6,954)        (2,691)
       Other assets                                                       742           (408)         1,691
       Accounts payable                                                (2,214)          (630)           504
       Accrued expenses                                                 1,065         10,978         (8,237)
       Other current liabilities                                          937         (1,628)          (500)
       Postretirement benefits other than pensions                     (4,196)        (1,500)        (1,897)
       Other long-term liabilities                                        823         (6,290)           742
       Other                                                               (3)            --            136
                                                                     --------       --------       --------
           Net cash provided by (used in) continuing operating
                  activities                                          (16,541)        12,239         21,513
                                                                     --------       --------       --------

Discontinued operations:
   Gain on disposal of discontinued operations                         20,781          6,260             --
   Gain (loss) from discontinued operations                             4,537           (193)         2,335
   Non-cash items from discontinued operations                          3,648          2,841          4,461
   Cash provided by (used in) discontinued operations                  31,936         66,494        (12,674)
                                                                     --------       --------       --------
         Net cash provided by (used in) discontinued
           operating activities                                        60,902         75,402         (5,878)
                                                                     --------       --------       --------
         Net cash provided by operating activities                     44,361         87,641         15,635
                                                                     --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                (2,510)        (6,444)       (14,989)
   Proceeds from sale of property, plant, and equipment                 7,377             48             46
   Acquisitions of businesses                                              --         (1,248)       (12,958)
                                                                     --------       --------       --------
         Net cash provided by (used in) investing activities            4,867         (7,644)       (27,901)
                                                                     --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in notes payable                                (4,246)       (77,338)        56,240
   Issuance of long-term obligations                                       --         37,098             --
   Reduction of long-term obligations                                 (60,467)       (12,124)        (7,745)
   Issuance (repurchase) of common shares                                 485        (22,419)       (16,353)
   Dividends paid                                                        (856)        (2,858)        (4,158)
                                                                     --------       --------       --------
         Net cash provided by (used in) financing activities          (65,084)       (77,641)        27,984
                                                                     --------       --------       --------
Net change in cash and cash equivalents                               (15,856)         2,356         15,718
Cash and cash equivalents:
         Beginning of year                                             20,190         17,834          2,116
                                                                     --------       --------       --------
         End of year                                                 $  4,334       $ 20,190       $ 17,834
                                                                     ========       ========       ========
Cash paid (refunded) during the year for:

         Interest                                                    $ 14,145       $  7,201       $  9,218
         Income taxes                                                   4,646           (420)        (3,191)

See accompanying notes to consolidated financial statements.

Huffy Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share data)

                                                                                                 Accumulated
                                                                  Additional                           Other
                                                        Common       Paid-In      Retained     Comprehensive      Treasury
                                            Total        Stock       Capital      Earnings            Income         Stock
                                        -----------    ---------    ----------    ----------    -------------    -----------
BALANCE AT DECEMBER 31, 1998             $ 95,390      $16,633       $65,892       $84,728          $(3,522)      $(68,341)
Net loss                                  (33,288)                                 (33,288)
Comprehensive income,  net of tax
   Minimum pension liability
     adjustment, net of income tax
     expense of $360                          668                                                       668
                                         --------
       Total comprehensive income        $(32,620)
Issuance of 34,993 shares in
   connection with common
   stock plans                                384           34           350
Common dividends $0.26 per share           (2,869)                                  (2,869)
Purchase of 1,751,700
   treasury shares                        (22,803)                                                                 (22,803)
                                         --------      -------       -------       -------          --------       --------

BALANCE AT DECEMBER 31, 1999             $ 37,482      $16,667       $66,242       $48,571          $(2,854)      $(91,144)
Net earnings                               34,986                                   34,986
Comprehensive income, net of tax
   Minimum pension liability
     adjustment, net of income tax
     expense of $205                          178                                                        178
                                         --------
       Total comprehensive income        $ 35,164
Issuance of 36,671 shares in
   connection with common
   stock plans                                485           37           (38)                                          486
                                         --------      -------       -------       -------          --------      --------

BALANCE AT DECEMBER 31, 2000             $ 73,131      $16,704       $66,204       $83,557          $(2,676)      $(90,658)
                                         ========      =======       =======       =======          =======       ========


See accompanying notes to consolidated financial statements.

Huffy Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     [a] Consolidation - The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All inter-company transactions and balances have been eliminated.

     [b] Reclassification - Certain 1999 and 1998 balances have been reclassified to conform with the 2000 presentation.

     [c] Cash and Cash Equivalents - Cash equivalents consist principally of short-term money market instruments with original maturities of three months or less.

     [d] Concentrations of Credit Risk - Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or credit conditions and may, accordingly, impact Huffy's overall credit risk. However, management believes that consolidated accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 2000.

     [e] Inventories - Inventories are valued at cost (not in excess of market) determined by the first-in, first-out (FIFO) method. Effective the fourth quarter of 1999, the Company changed from the LIFO method to the FIFO method. Note (4).

     [f] Property, Plant, and Equipment - Depreciation and amortization of plant and equipment is provided on the straight-line method.

     Annual depreciation and amortization rates are as follows:

Land improvements                            5 - 10%
Buildings and improvements                   2-1/2 - 10%
Machinery and equipment                      5 - 33-1/3%
Office furniture, fixtures, equipment
     and computer software                   10 - 33-1/3%
Leasehold improvements                       4-1/2 - 33-1/3%

     [g] Amortization of Intangibles - The excess of cost over net assets acquired is amortized on a straight-line basis over fifteen to forty years. The carrying value of goodwill is reviewed at each balance sheet date to determine whether goodwill has been impaired. If this review indicates that goodwill will not be recoverable, as determined based on projected, undiscounted future cash flows of the entity acquired, the Company's carrying value of goodwill would be reduced by the estimated impairment.

     [h] Disclosures About the Fair Value of Financial Instruments - The carrying value of cash and cash equivalents, trade receivables, trade accounts payable, notes payable, and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of the Company's long-term debt obligations is disclosed in Note (5).

     [i] Earnings (Loss) Per Common Share - Basic earnings (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

     [j] Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     [k] Stock Option Plans - Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

[2]   DISCONTINUED OPERATIONS

     On November 3, 2000, the Company sold the stock of its Washington Inventory Service subsidiary to WIS Acquisition Corp., a subsidiary of WIS Holdings Corp., for $84,750 subject to certain post-closing adjustments. The results for Washington Inventory Service have been classified as discontinued operations in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The assets and liabilities of discontinued operations have been classified in the December 31, 1999 Consolidated Balance Sheet as net assets of discontinued operations.

     On March 16, 1999, the Company sold the assets of the Harrisburg, Pennsylvania based lawn and garden tools and wheelbarrows business, True Temper Hardware Company, for $100 million to U.S. Industries, Inc. The results for True Temper Hardware Company have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows.

[3]  PLANT CLOSURE AND MANUFACTURING
      RECONFIGURATION

     During the fourth quarter of 1999, the Company closed its remaining domestic bicycle manufacturing facilities in Farmington, Missouri and Southaven, Mississippi, and reconfigured its bicycle operations. During the first quarter of 2000, the Company increased imports from a global network of sourcing partners to offset this loss of production capacity. Closing the plants eliminated the costs required to operate the facilities and completed Huffy Bicycle Company's transformation from a single-brand manufacturer and marketer of bicycles, to a multi-brand, design, marketing and distribution company. The plan included the termination of 742 hourly and salaried employees.

     In 2000, the Company incurred plant closure and manufacturing reconfiguration charges of $714 ($446 after tax), or $0.05 per common share. Reconfiguration charges included severance and related benefits of $1,190, and facility shutdown costs of $3,965, offset by gains from sales of the Farmington, Missouri plant of $3,050 and the settlement of the Miamisburg, Ohio office capital lease of $2,105.

     The remaining plant closure and manufacturing reconfiguration reserve, which is included in other accrued expense at December 31, 2000, includes $1,023 in severance, health care, and workers compensation costs, and $208 in environmental related costs. The Company expects the remaining balance to be expended in 2001.

     In 1999, the Company incurred plant closure and manufacturing reconfiguration charges of $38,559 ($25,218 after tax), or $2.37 per common share. Of these charges, $34,744 related to the 1999 reconfiguration, and $3,815 related to the reconfiguration implemented in 1998. The 1999 reconfiguration charges included severance and related benefits of $4,165, and facility shutdown costs and asset write-downs of $30,579.

     During 1998, the Company implemented a plan to maximize operational efficiency by eliminating excess production capacity and reducing annual operating expenses at the Huffy Bicycle Company. The plan included the closure of the Celina, Ohio manufacturing facility to reduce capacity; the leasing of a parts fabrication facility to support other plants; and the continuation of its import program for opening price point bikes. The plan included the termination of 935 hourly and salaried employees. In 1998, the Company incurred plant closure and manufacturing reconfiguration charges of $21,320 ($13,112 after tax) or $1.07 per share. In 1998, these charges included severance and related benefits of $6,548; facility shutdown costs and asset write-downs of $8,218; and new facility startup costs and equipment, personnel and inventory relocation of $6,554. In 1999, these charges included severance and related benefits of $2,248; and new facility startup costs and equipment, personnel and inventory relocation of $1,567.

[4]  INVENTORIES

     The components of inventories are as follows:

                                       2000         1999
Finished goods                      $39,284      $17,345
Work-in-process                         147          106
Raw materials and supplies            3,893        5,903
                                   ---------    ---------
                                    $43,324      $23,354
                                   =========    =========

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

[5]  LINES OF CREDIT AND LONG-TERM OBLIGATIONS

     As of January 26, 2000, the Company signed a new $170 million, 18-month lending facility secured by all of the assets of the Company. The facility consisted of $40 million of senior term debt, $30 million of subordinated debt, and a $100 million revolving credit facility. In November 2000, the senior term debt and subordinated debt were repaid. As of December 31, 2000, the revolving credit facility had availability of $71.2 million of which $17.7 million was outstanding.

     The Company entered into an Amended and Restated Loan and Security Agreement, dated January 31, 2001 with Congress Financial Corporation. The $75 million revolving credit facility is secured by all assets of the Company and its affiliates and will expire on December 31, 2002, with a 12-month renewal option. Management believes that the amended credit facility and internally generated cash flows will be sufficient to finance the seasonal working capital and capital expenditure needs in the coming year.

     Short-term borrowings are summarized as follows:

                                       2000         1999
Notes payable:
   Average borrowings              $ 35,264     $ 64,831
   Maximum at any month end          50,731      118,220
   Weighted average rate             10.76%        6.16%

     Long-term obligations are summarized as follows:

                                       2000         1999
Secured notes payable:
   Prime plus 3-6% term loan due
      2001                               $0      $57,098
Other                                     0        3,369
                                   ---------    ---------
                                          0       60,467
Less current installments                 0        9,119
                                   ---------    ---------
                                         $0      $51,348
                                   =========    =========

     The estimated fair value of the Company's long-term obligations at December 31, 1999 was approximately $63,688. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

[6]  PREFERRED STOCK

     Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized, unissued shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.

     The Company entered into a Rights Agreement with its transfer agent in 1988, as amended in 1991 and 1994, and the Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, Preferred Share Purchase Rights entitle the holder to purchase at a price of $60.00, one one-hundredth of a share of Series C Cumulative Preferred Stock, subject to adjustment. The Rights become exercisable only if a person or group acquires 15% or more of the Company's Common Stock, or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable, the Rights will entitle the holder to buy a number of the acquiring Company's common shares having a market value at that time of twice each Right's current exercise price.

     Further, after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding Common Stock, the Company's Board of Directors may exchange part or all of the Rights (other than the Rights held by the acquiring person or group) for shares of Common Stock. The Rights expire December 9, 2004 and may be redeemed by the Company for $0.01 per Right at any time prior to the acquisition by a person or group of 15% or more of the Company's Common Stock.

[7]  COMMON STOCK AND COMMON STOCK PLANS

     Under the Company's Amended Articles of Incorporation, there are 60,000,000 authorized shares of Common Stock, $1.00 par value.

     At December 31, 2000, the Company has stock-based compensation plans which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value and options issued to replace canceled options, was $725, $81, and $202 for 2000, 1999, and 1998, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                          2000         1999         1998
Net earnings (loss)
   As Reported        $ 34,986     $(33,288)    $(2,165)
   Pro Forma            34,497      (34,053)     (2,799)
Diluted net earnings
  (loss) per common
  share
   As Reported           $3.39     $ (3.13)     $ (0.18)
   Pro Forma              3.34       (3.20)       (0.23)

                                                          2000                       1999                       1998
                                                     Weighted-                  Weighted-                 Weighted-
                                           2000        Average          1999       Average        1998       Average
                                         Number       Exercise        Number      Exercise      Number      Exercise
                                      of Shares          Price     of Shares         Price      Shares         Price
                                      ----------    ----------    ----------    ----------   ----------    ----------
1998 NON-QUALIFIED PLAN
Outstanding at January 1                 350,950      $ 12.33       244,950      $  15.73            --       $    --
     Granted at fair value               142,500         6.79       138,000          7.31       245,700         15.73
     Granted below fair value                 --           --            --            --            --            --
     Forfeited                          (139,375)       12.28       (32,000)        16.67          (750)        15.94
     Exercised                              (250)        8.50            --                          --            --
                                      ----------      -------    ----------      --------    ----------    ----------
Outstanding at December 31               353,825      $ 10.13       350,950      $  12.33       244,950       $ 15.73
                                      ==========      =======    ==========      ========    ==========    ==========
Exercisable at December 31               101,288      $ 13.37        58,858      $  15.75            --       $    --
                                      ==========      =======    ==========      ========    ==========    ==========
Weighted-average fair value of
options granted during the year;
     Issued at fair value on grant
       date                                           $  3.10                    $   3.42                     $  4.58
     Issued below fair value on
       grant date                                          --                          --                          --

1998 QUALIFIED PLANS
Outstanding at January 1                 294,875      $ 15.22       231,958      $  16.57            --       $    --
     Granted at fair value               237,160         4.23        63,976         10.10       231,958         16.57
     Granted below fair value                 --           --            --            --            --            --
     Forfeited                          (204,500)       17.46            --            --            --            --
     Exercised                           (12,977)        4.51        (1,059)         1.00            --            --
                                      ----------      -------    ----------      --------    ----------    ----------
Outstanding at December 31               314,558      $  5.92       294,875      $  15.22       231,958       $ 16.57
                                      ==========      =======    ==========      ========    ==========    ==========
Exercisable at December 31               196,389      $  4.93       111,500      $  12.49        16,000       $ 16.25
                                      ==========      =======    ==========      ========    ==========    ==========
Weighted-average fair value of
options granted during the year;
     Issued at fair value on grant
       date                                           $  1.84                    $   6.40                      $ 5.08
     Issued below fair value on
       grant date                                          --                          --                          --

1988 PLAN
Outstanding at January 1               1,055,888      $ 12.67     1,131,763      $  12.73     1,327,315      $  12.75
     Granted at fair value                    --           --            --            --        15,000         14.75
     Granted below fair value                 --           --            --            --            --            --
     Forfeited                          (211,723)       14.04       (63,412)        13.28      (136,834)        13.94
     Exercised                           (18,688)        8.34       (12,463)        11.22       (73,718)        12.05
                                      ----------      -------    ----------      --------    ----------    ----------
Outstanding at December 31               825,477      $ 12.42     1,055,888      $  12.67     1,131,763      $  12.73
                                      ==========      =======    ==========      ========    ==========    ==========
Exercisable at December 31               790,186      $ 12.33       851,457      $  12.45       632,399       $    --
                                      ==========      =======    ==========      ========    ==========    ==========
Weighted-average fair value of
  options granted during the year;
    Issued at fair value on grant
      date                                            $    --                    $     --                     $  4.29
    Issued below fair value on grant
      date                                                 --                          --                         --

1987 DIRECTOR STOCK OPTION PLAN
Outstanding at January 1                 189,612      $ 13.38       196,078      $  12.98       243,818       $ 12.35
     Granted at fair value                    --           --            --            --            --            --
     Granted below fair value                 --           --            --            --            --            --
     Forfeited                                --           --            --            --        (5,625)        11.66
     Exercised                              (699)        0.67        (6,466)         1.00       (42,115)         9.55
                                      ----------      -------    ----------      --------    ----------    ----------
Outstanding at December 31               188,913      $ 13.43       189,612      $  13.38       196,078       $ 12.98
                                      ==========      =======    ==========      ========    ==========    ==========
Exercisable at December 31               188,913      $ 13.43       189,612      $  13.38       140,725       $
                                      ==========      =======    ==========      ========    ==========    ==========
Weighted-average fair value of
  options granted during the year;
    Issued at fair value on grant
      date                                            $    --                    $     --                      $   --
    Issued below fair value on grant
      date                                                 --                          --                          --

                                                     Options Outstanding                        Options Exercisable
                                     -----------------------------------------------------    ------------------------
                                        Range         Number        Average      Weighted                     Weighted
                                           of    Outstanding      Remaining       Average         Number       Average
                                     Exercise             at    Contractual      Exercise    Exercisable      Exercise
                                        Price       12/31/00           Life         Price    at 12/31/00        Price
                                    ---------   ------------    -----------     ---------    -----------        -----
1998 Non-Qualified Plans             $4 to 13        213,750      9.4 years         $6.59         24,438        $6.78
                                     13 to 17        116,325      7.9 years         15.06         64,975        15.07
                                     17 to 20         23,750      7.6 years         17.62         11,875        17.62


1998 Qualified Plan                  $ 0 to 1        104,558      9.0 years         $1.00        104,588        $1.00
                                      4 to 10        148,000      9.5 years          5.86         52,331         5.51
                                     13 to 18         62,000      7.9 years         14.33         39,500        14.58


1988 Plan                            $0 to  1         85,000      5.6 years         $1.00         85,000        $1.00
                                     10 to 12        219,798      5.2 years         11.15        219,798        11.15
                                     12 to 17        452,249      5.5 years         14.14        416,958        14.12
                                     17 to 20         68,430      2.1 years         19.38         68,430        19.38


1987 Director Stock Option Plan      $0 to  1         20,163      3.9 years         $0.99         20,163        $0.99
                                     13 to 18        168,750      3.2 years         14.92        168,750        14.92



     The Company has fixed option plans, which include the 1998 Qualified Plans, the 1998 Key Employee Non-Qualified Plan, the 1988 Stock Option Plan and Restricted Share Plan, and the 1987 Director Stock Option Plan. The 1998 Qualified Plans consist of the 1998 Director Stock Option Plan, the 1998 Key Employee Stock Plan, and the 1998 Restricted Share Plan.

     The 1998 Non-Qualified Plan, the 1998 Key Employee Stock Plan, and the 1988 Stock Option Plan and Restricted Share Plan authorize the issuance of non-qualified stock options, restricted shares, incentive stock options (except under the 1998 Key Employee Non-Qualified Stock Plan), and stock appreciation rights, although no incentive stock options or stock appreciation rights have been issued. The exercise price of each non-qualified stock option, granted under the plan, equals the market price of the Company's stock on the date of the grant. The options maximum term ranges from four to ten years. Options vest at the end of the first through fourth years.

     The 1998 Director Stock Option Plan and 1987 Director Stock Option Plan authorize the automatic issuance of non-qualified stock options to members of the Board of Directors who are not employees of the Company. Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. Such shares cannot include stock appreciation rights. Under the 1998 Director Stock Option Plan, options vest at the end of six months. Under the 1987 Director Stock Option Plan, options vest at the end of the third, fourth, and fifth years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively: dividend yield of 2.4% for 1998; expected volatility of 42.2% in 2000, 36.0% in 1999 and 30.0% in 1998; risk-free interest rates from 4.9% to 6.8% for all plans and years; and expected lives of 5.8 years for all plans.

     The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's common stock at a price approximately 90% of the closing price of the common stock on the offering date. Under the plan, the Company sold 5,167, 14,895, and 40,729 shares, to employees in 2000, 1999, and 1998, respectively. At December 31, 2000, rights to purchase approximately 5,000 shares were outstanding under this plan at an exercise price of $8.87 per share and 527,922 additional shares were available for issuance.

     Under FASB Statement No. 123, compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 2000, 1999, and 1998, respectively: dividend yield of 2.4% for 1998; an expected life of one year for all years; a risk-free interest rate of 5.2% for 2000 grants, 6.7% for 1999 grants, and 4.8% for 1998 grants, and expected volatility of 42.2% in 2000, 36.0% in 1999 and 30.0% in 1998. The weighted-average fair value of those purchase rights granted in 2000, 1999 and 1998 were $1.72, $1.56 and $1.47, respectively.

[8]  EARNINGS PER SHARE

                                             Income           Shares   Per Share
                                        (Numerator)     (Denominator)     Amount
2000
BASIC EPS
Net earnings available
  common shareholders                    $   34,986       10,187,048      $ 3.43
                                                                          ------

EFFECT OF DILUTIVE SECURITIES
Stock options                                    --          133,314
                                         ----------       -----------

DILUTED EPS
Earnings available
 to common share-
 holders and assumed
 conversions                             $   34,986       10,320,362      $ 3.39
                                         ----------       ----------      ------

                                             Income           Shares    Per Share
                                         (Numerator)    (Denominator)      Amount

1999
BASIC EPS
Net earnings available
 common shareholders                     $  (33,288)      10,642,257      $(3.13)
                                         ----------       ----------      ------

EFFECT OF DILUTIVE SECURITIES
Stock options                                    --               --
                                         ----------      -----------

DILUTED EPS
Earnings available
 to common shareholders and
 assumed conversions                     $  (33,288)      10,642,257      $(3.13)
                                         ----------       ----------      ------

                                             Income           Shares   Per Share
                                         (Numerator)    (Denominator)     Amount
1998
BASIC EPS
Net earnings available
   common shareholders                   $   (2,165)      12,122,278      $(0.18)
                                                                          ------

EFFECT OF DILUTIVE SECURITIES
Stock options                                    --          157,555
                                         ----------       ----------

DILUTED EPS
Earnings available to
  common shareholders and
  assumed  conversions                   $   (2,165)      12,279,833      $(0.18)
                                         ----------       ----------      ------

     Options to purchase 1,549,459; 1,752,088; and 385,340; shares of common stock were outstanding in 2000, 1999, and 1998, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

[9]  COMMITMENTS AND CONTINGENCIES

     The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancelable and non-cancelable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $4,205, $3,596, and $2,747, in 2000, 1999, and 1998, respectively.

     Future minimum rental commitments under non-cancelable operating leases at December 31, 2000 are as follows:

                                                  Amount
2001                                              $2,933
2002                                               2,551
2003                                               2,176
2004                                               1,474
2005                                                 738
Thereafter                                         1,387
                                                ---------
     Total minimum                               $11,259
                                                =========

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

[10]  ENVIRONMENTAL EXPENDITURES

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

     The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site ("Superfund"). Currently, the Company, along with other PRPs, the Main San Gabriel Basin Watermaster, the San Gabriel Basin Water Quality Authority, and numerous local water districts are working with the EPA on a mutually satisfactory remedial plan. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants and consider, when available, estimates by other PRPs and governmental agencies and information regarding the financial viability of other PRPs. Based upon information currently available, the Company believes it is unlikely that it will incur substantial previously unanticipated costs as a result of failure by other PRPs to satisfy their responsibilities for remediation costs.

The Company has recorded environmental accruals, based upon the information available, that are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities was approximately $8,050 at December 31, 2000. This accrual has not been discounted, and management expects that the majority of expenditures relating to costs currently accrued will be made over the next year. As a result of factors such as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, and the allocation of costs among potentially responsible parties, estimated costs for future environmental compliance and remediation are necessarily imprecise and it is not possible to fully predict the amount or timing of future environmental remediation costs which may subsequently be determined.

     Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

[11]  BENEFIT PLANS

     The Company sponsors defined benefit pension plans covering certain salaried and hourly employees. Benefits to salaried employees are based upon the highest three consecutive years of earnings out of their last ten years of service; benefits to hourly workers are based upon their years of credited service. Contributions to the plans reflect benefits attributed to employees' service to-date and also to services expected to be provided in the future. Plan assets consist primarily of common and preferred stocks, common stock index funds, investment grade corporate bonds, and U.S. government obligations.

     The sale of Washington Inventory Service Company in 2000 generated a curtailment gain of $861 and a settlement loss of $890, which were included in the gain on disposal of discontinued operations.

     In 1999, the Company changed the benefit formulas for Huffy Service First and Washington Inventory Service hourly employees, resulting in a curtailment gain of $1,612. The 1999 sale of the True Temper Hardware Company generated a curtailment gain of $1,138, included in gain on disposal of discontinued operations.

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

     In 2000, the Company changed the eligibility formulas for the postretirement medical and dental plans resulting in a curtailment gain of $2,840.

     In connection with the sale of the Washington Inventory Service Company, True Temper Hardware Company and the Celina plant closure; future benefits were terminated for their employees under the postretirement medical and dental plans, and settlement and curtailment gains of $1,219 in 2000, $1,343 in 1999, and $2,725 in 1998 were included in the gain on disposal of discontinued operations and plant closure and manufacturing reconfiguration, respectively.

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

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                             2000         1999
ONE-PERCENTAGE-POINT INCREASE
  Effect on total service and interest
      cost components                                       $  65         $ 105
  Effect on postretirement benefit obligations                240           671

ONE-PERCENTAGE-POINT DECREASE
Effect on total service and interest
      cost components                                       $ (55)        $ (89)
Effect on postretirement benefit obligations                 (219)         (579)

     Prior to closure, the Celina, Ohio facility participated in a multi-employer defined benefit plan. Contributions to the multi-employer plan totaled $489 in 1998.

     The Company maintains defined contribution retirement plans covering its eligible employees under Section 401(k) of the Internal Revenue Code. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $544, $1,171, and $599, in 2000, 1999, and 1998, respectively.

     The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 2000 and 1999:

                                                                  Health Care & Life
                                        Pension Plans              Insurance Plans           Deferred Compensation Plan
                                      2000         1999           2000          1999            2000             1999
                                      ----         ----           ----          ----            ----             ----
Change in benefit obligations:
Benefit obligation at beginning
of year                           $76,129     $102,402          $6,113        $9,720          $7,039         $ 6,797
Service cost                        1,724        2,168             136           261              --              --
Interest cost                       6,066        6,283             405           459             483             478
Plan Participant Contributions         --           --              --            --              --              --
Amendments                            238           --             (42)           --              --              --
Actuarial (gain) loss               4,919      (12,235)            340        (2,377)           (255)             --
Disbursements                      (4,762)      (5,316)           (696)         (862)           (296)           (236)
Curtailments                         (973)      (3,273)         (2,589)       (1,088)             --              --
Settlements                        (5,346)     (13,900)             --            --              --              --
                                  ---------    ---------    -----------    ----------    ------------    -------------
Benefit obligation at end of
year                               77,995       76,129           3,667         6,113           6,971           7,039
                                  ---------    ---------    -----------    ----------    ------------    -------------

Change in plan assets:
Fair value of plan assets at
beginning
    of year                        91,187       98,038              --            --              --              --
Actual return on plan assets         (513)      12,145              --            --              --              --
Employer contribution                 498        1,366             696           862             296             236
Disbursements                      (4,762)      (5,316)           (696)         (862)           (296)           (236)
Settlements                        (6,650)     (15,046)             --            --              --              --
                                  ---------    ---------    -----------    ----------    ------------    -------------
Fair value of plan assets at
end of year                        79,760       91,187              --            --              --              --
                                  ---------    ---------    -----------    ----------    ------------    -------------

Funded status                       1,765       15,058          (3,667)       (6,113)         (6,971)         (7,039)
Unrecognized net actuarial
(gain) loss                         6,404       (7,515)         (1,808)       (3,815)          2,737           3,103
Unrecognized prior service cost       914          944              --           (39)             --              --
Unrecognized initial net asset       (663)        (989)             --            --              --              --
                                  ---------    ---------    -----------    ----------    ------------    -------------
Net amount recognized               8,420        7,498          (5,475)       (9,967)         (4,234)         (3,936)
                                  ---------    ---------    -----------    ----------    ------------    -------------

Amounts recognized in the balance
 sheets consist of:

Prepaid benefit cost               10,703        9,375              --            --              --              --
Accrued benefit liability          (4,991)      (5,075)         (5,475)       (9,967)         (4,234)         (3,936)
Intangible asset                      312          416             N/A           N/A             N/A             N/A
Accumulated other comprehensive
income                              2,396        2,782             N/A           N/A             N/A             N/A
                                  ---------    ---------    -----------    ----------    ------------    -------------
Net amount recognized               8,420        7,498          (5,475)       (9,967)         (4,234)         (3,936)
                                  ---------    ---------    -----------    ----------    ------------    -------------

Weighted-average assumption as
  of December 31:

Discount rate                        7.75%        8.00%           7.75%         8.00%           7.75%           7.25%
Expected return on plan assets       9.50%        9.50%            N/A           N/A             N/A             N/A
Rate of compensation increase     Age-graded   Age-graded          N/A           N/A             N/A             N/A




For measurement purposes, a 7.00% annual rate of increase in the per capita cost of covered health care benefits for Pre-65 was assumed for 2000, and assumed to decrease gradually to 5.50% for 2002. For Post-65, a 5.50% annual rate of increase was assumed for 2000 and all future years.

     The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 2000 and 1999:

                                                               Health Care & Life
                                      Pension Plans             Insurance Plans           Deferred Compensation Plan
                                      2000         1999           2000          1999            2000             1999
                                      ----         ----           ----          ----            ----             ----
Components of net
periodic benefit cost:
Service cost                       $1,724      $ 2,168          $  136      $   261            $  --           $  --
Interest cost                       6,066        6,283             405          459              483             478
Expected return on plan assets     (8,394)      (8,282)             --           --               --              --
Amortization of prior service
cost                                  156          170              (4)          (3)              --              --
Amortization of initial net
asset                                (210)        (311)             --           --               --              --
Recognized net actuarial loss
(gain)                                206          305            (274)        (269)             109              --
Settlement loss (gain)                890          331          (1,470)          --               --              --
Curtailment gain                     (861)      (2,750)         (2,589)      (1,343)              --              --
                                  ---------    ---------    -----------    ----------    ------------    -------------
Net periodic benefit cost           $(423)     $(2,086)        $(3,796)      $ (895)           $ 592           $ 478
                                  =========    =========    ===========    ==========    ============    =============

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $6,514, $6,047, and $1,055, respectively, as of December 31, 2000, and $6,284, $6,053, and $978, respectively, as of December 31, 1999.

[12]  INCOME TAXES

     Total income tax expense for the year ended December 31, 2000 was allocated as follows:

Income from continuing operations            $ 6,429
Discontinued operations                        3,439
Gain on sale of discontinued operations       16,082
Extraordinary item                              (575)
                                             -------
                                             $25,375)
                                             ========



     The provisions for federal and state income taxes attributable to income from continuing operations consist of:

                         2000         1999        1998
                       --------    ---------    --------
Current tax expense
(benefit):
   Federal              $ 723      $(3,141)     $(1,170)
   State                  560          (72)        (210)
   Foreign                181          117           34
                      --------    ---------    --------
                        1,464       (3,096)      (1,346)
Deferred tax expense
(benefit)               4,965      (17,629)      (1,331)
                      --------    ---------    --------

Total tax expense
(benefit)             $ 6,429     $(20,725)     $(2,677)
                      ========    =========    ========

     The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1996.

     Management expects that the Company's future level of taxable income will be sufficient to fully utilize the net deferred tax asset. Therefore, the valuation allowance has not been established.

     The components of the net deferred tax asset as of December 31, 2000 and 1999 were as follows:

                                                          2000            1999
                                                       ---------        ---------
DEFERRED TAX ASSETS:
Allowance for doubtful
accounts                                              $    481          $    673
Inventory, principally due to
additional cost inventoried
for tax purposes                                         1,001               567
Workers' compensation                                    3,383             2,652
Product liability                                        1,251             1,002
Deferred compensation                                    1,108             1,215
Accrued vacation                                            29               235
Incurred, but not reported                                 333              --
Pension liability                                       (1,336)              434
Postretirement benefits other
  than pensions                                          2,797             3,488
Environmental reserves                                   2,890             2,705
Severance reserves                                         438             8,784
Promotional allowances                                   1,675               936
Net operating loss carry
  forward and tax credits                                  459            15,670
Other liabilities and reserves
                                                         2,504             2,245
                                                      --------          --------
Other deferred tax assets                               17,013            40,606
                                                      --------          --------
DEFERRED TAX LIABILITIES:
Property, plant, and equipment                             256             3,822
Other assets                                                96               906
                                                      --------          --------
   Total deferred tax liabilities                          352             4,728
                                                      --------          --------
Net deferred tax asset                                $ 16,661          $ 35,878
                                                      --------          ========




     State net operating losses of $459 expire through varying dates between 2004 and 2020.

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate to the earnings (loss) before income taxes attributable to continuing operations.

                                           2000         1999         1998
Earnings (loss)
  before income taxes
  from continuing
  operations                           $ 17,095        $(59,961)       $ (6,824)
                                       --------        --------        --------

Tax provision
  (benefit) computed
   at statutory rate                      5,983         (20,387)         (2,388)

Increase (reduction)
 in taxes due to:
  Impact of foreign
    losses for which a
    current tax benefit
    is not available                          181          (117)          (35)

  State income taxes
   (net of federal tax
   benefit)                                 364            (507)           (136)
  Goodwill amortization                       8             136             140
  Foreign sales corporation                (155)           (102)            (91)
  Insurance proceeds                        (41)            (45)             --
  Non-deductible meals
   and entertainment                        135             518             467
  Tax credits                              (120)           (205)           (173)
  Refunds of prior year
   income taxes                              --              --             (86)
  Miscellaneous                              74             (16)           (375)
                                       --------        --------        --------

   Actual tax provision
      (benefit)                        $  6,429        $(20,725)       $ (2,677)
                                       ========        ========        ========

[13]  CREDIT CONCENTRATION

     In 2000, two customers individually accounted for 28% and 21% of total consolidated net sales. In 1999, two customers individually accounted for 32% and 19% of total consolidated net sales. In 1998, two customers individually accounted for 33% and 17% of total consolidated net sales.

[14]  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for the years 2000 and 1999 are as follows:



                                                    1st Quarter      2nd Quarter    3rd Quarter       4th Quarter         Total[1]
2000
Net sales                                               100,068          122,029         123,875          142,209          488,181
Gross profit                                             14,762           17,064          21,841           27,675           81,342
                                                    -----------      -----------     -----------      -----------      -----------
Earnings (loss) from continuing operations               (1,121)             636           4,869            6,282           10,666
Discontinued operations                                     829            3,875             160           20,454           25,318
Extraordinary gain (loss)                                  (848)              --             213             (363)            (998)
                                                    -----------      -----------     -----------      -----------      -----------
       Net earnings (loss)                               (1,140)           4,511           5,242           26,373           34,986

EARNINGS PER COMMON SHARE:

  Basic
     Earnings (loss) from continuing operations           (0.11)            0.06            0.48             0.62             1.05
     Discontinued operations                               0.08             0.38            0.01             2.01             2.48
     Extraordinary gain (loss)                            (0.08)            --              0.02            (0.04)           (0.10)
                                                    -----------      -----------     -----------      -----------      -----------
       Net earnings (loss) per common share               (0.11)            0.44            0.51             2.59             3.43
  Diluted
     Earnings (loss) from continuing
      operations                                          (0.11)            0.06            0.47             0.61             1.03
     Discontinued operations                               0.08             0.38            0.01             1.97             2.45
     Extraordinary gain (loss)                            (0.08)            --              0.02            (0.04)           (0.09)
                                                    -----------      -----------     -----------      -----------      -----------
       Net earnings (loss) per common share               (0.11)            0.44            0.50             2.54             3.39

1999
Net sales                                           $   107,922      $   131,256     $    76,350      $   107,338      $   422,866
Gross profit                                             16,021           19,750          (1,518)           2,470           36,723
                                                    -----------      -----------     -----------      -----------      -----------
Earnings (loss) from continuing operations                 (854)           2,815         (29,912)         (11,404)         (39,355)
Discontinued operations                                   3,005            2,476           4,297           (3,711)           6,067
                                                    -----------      -----------     -----------      -----------      -----------
       Net earnings (loss)                                2,151            5,291         (25,615)         (15,115)         (33,288)

EARNINGS PER COMMON SHARE:
  Basic
     Earnings (loss) from continuing operations     $     (0.07)     $      0.27     $     (2.94)     $     (1.12)     $     (3.70)
     Discontinued operations                               0.25             0.23            0.42            (0.37)            0.57
                                                    -----------      -----------     -----------      -----------      -----------
       Net earnings (loss) per common share         $      0.18      $      0.50     $     (2.52)     $     (1.49)     $     (3.13)

  Diluted
     Earnings (loss) from continuing operations     $     (0.07)     $      0.26     $     (2.94)     $     (1.12)     $     (3.70)
     Discontinued operations                               0.25             0.24            0.42            (0.37)            0.57
                                                    -----------      -----------     -----------      -----------      -----------
       Net earnings (loss) per common share         $      0.18      $      0.50     $     (2.52)     $     (1.49)     $     (3.13)

[1] Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.



COMMON STOCK

     Huffy Corporation Common Stock is traded on the New York Stock Exchange. Cash dividends declared and the quarterly high and low prices of Huffy Corporation Common Stock during the years ended December 31, 2000 and 1999 were as follows:

Year Ended December 31, 2000

                         Common Stock          Dividends
                          Price Range          Declared
                     ----------------------    ----------
Quarter                  High          Low

First                 $ 6-5/8      $ 4-1/2        $   --
Second                4-11/16            3            --
Third                13-11/16        4-1/8            --
Fourth                 11-3/4       6-1/16            --
                                               ----------
Total                                             $   --
                                               ==========


Year Ended December 31, 1999

                         Common Stock          Dividends
                          Price Range          Declared
                     ----------------------    ----------
Quarter                  High          Low

First                 $14-3/4          $12       $  .085
Second                 14-1/2      13-3/16          .085
Third                14-11/16        9-7/8          .085
Fourth                 10-1/4       5-3/16            --
                                               ----------
Total                                            $  .255
                                               ==========

     As of December 31, 2000, there were 10,222,064 shares of Huffy Corporation Common Stock outstanding and there were 3,271 shareholders of record. Management estimates an additional 4,000 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 2000 totaled 20,660,300 shares. The average number of common shares outstanding during this period was approximately 10,187,048 shares.